UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2006

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing
the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
Not applicable.

This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2006, the Notice of the Annual General Meeting of the Shareholders dated April 14, 2006, and the Form of Voting Card, each of which will be mailed to holders of our Equity Shares on or about May 16, 2006. Also included in this Form 6-K is the Depositary's Notice of the Annual General Meeting of the Shareholders and the Form of Proxy Card, each of which will be mailed to holders of our American Depositary Shares on or about May 22, 2006. The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Deutsche Bank Trust Company Americas
Trust and Securities Services
Global Equity Services

DEPOSITARY RECEIPTS
Depositary's Notice of Annual General Meeting of Shareholders of Infosys Technologies Ltd.
Issue:	Infosys Technologies Ltd. / Cusip 456788108
Country:	India
Meeting Details:	Annual General Meeting of Shareholders Saturday, June 10, 2006, at 3:00 p.m. at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.
Meeting Agenda:	The Company's Notice of Meeting including the Agenda is attached
Voting Deadline:	On or before June 6, 2006 at 3:00PM (New York City time)
ADS Record Date:	May 10, 2006
Ordinary : ADS ratio:	1 Ordinary Share : 1 ADS

In accordance with Section 4.07 of the Deposit Agreement (the "Deposit Agreement") between Infosys Technologies Ltd. ("the Company") and Deutsche Bank Trust Company Americas as Depositary ("the Depositary"), Holders of Infosys Technologies Ltd. American Depositary Shares (ADSs) are hereby notified of the Company's Annual General Meeting. A copy of the Notice of Meeting from the Company, which includes the agenda for such Meeting, is enclosed.

Holders of Infosys ADSs at the close of business of the above-specified ADS record will be entitled, subject to any applicable provision of Indian law, of the Deposited Securities or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon receipt of the enclosed Voting Instruction Form, duly signed, by the above-stated deadline, the Depositary shall notify such voting instruction to the Chairman of the Company, or such other director that the Chairman may designate, and appoint the Chairman or that other person designated by the Chairman as representative of the Depositary and the Registered Holders to attend such meeting and vote the Deposited Securities in the direction so instructed by such Registered Holder. (Beneficial owners of ADSs who hold their ADSs through and received materials from a ba nk or broker nominee should complete a voting instruction in accordance with the instructions from that bank or broker nominee).

If the Depositary does not receive instructions from a Registered Holder, such Registered Holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities.

Upon the written request of a Registered Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as is practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Deposited Securities of the Company to vote or cause to be voted the amount of Deposited Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.

For the purposes of Section 4.07 of the Deposit Agreement, in the event that the Depositary receives express instructions from Registered Holders to demand a poll with respect to any matter to be voted on by Holders, the Depositary may notify the Chairman or a person designated by the Chairman of such instructions and request the Chairman or such designee to demand a poll with respect to such matters and the Company agrees that the Chairman or such designee will make their reasonable best efforts to demand a poll at the meeting at which such matters are to be voted on and to vote such Shares in accordance with such Registered Holder's instructions; provided, however, that prior to any demand of a poll or request to demand poll by the Depositary upon the terms set forth herein, the Company shall, at its expense, deliver to the Depositary an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations and that the dem and for a poll by the Depositary or a person designated by the Depositary will not expose the Depositary to any liability to any person. The Depositary shall not have any obligation to demand a poll or request the demand of a poll if the Company shall not have delivered to the Depositary the local counsel Opinion set forth in this paragraph.

Under Indian law voting of Shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total Shares entitled to vote on the resolution or by those holding paid up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees does not, vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by the American Depositary Shares evidenced by a Receipt other than in accordance with such instructions from the Registered Holder, or as provided below. The Depositary may not itself exercise any voting discretion over any Shares. If the Depositary does not receive instructions from any Registered Holder with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Registered Holder's Receipts on or before the date established by the Depositary for such purpose, such Registered Holder shall be deemed, and the Depositary shall deem such Registered Holder, to have instructed the Depositary to give discretionary proxy to a person designated by the Company to vote such Deposited Secur ities; provided that (x) no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of the holders of Shares will be adversely affected and (y) the Depositary shall not have any obligation to give such discretionary proxy to a person designated by the Company if the Company shall not have delivered to the Depositary the local counsel opinion and representation letter set forth in the next paragraph.

Prior to each request for a discretionary proxy upon the terms set forth herein, the Company shall, at its own expense, deliver to the Depositary (aa) an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations (bb) a representation and indemnity letter from the Company (executed by a senior officer of the Company) which (i) designates the person to whom any discretionary proxy should be given, (ii) confirms that the Company wishes such discretionary proxy to be given and (iii) certifies that the Company has not and shall not request the discretionary proxy to be given as to any matter as to which substantial opposition exists or which may adversely affect the rights of holders of Shares.

Shares which have been withdrawn from the depositary facility and transferred on the Company's Register of Members to a person other than the Depositary or its nominee may be voted by such persons. However, Registered Holders who wish to withdraw Shares to vote at a shareholders meeting may not receive sufficient advance notice of shareholders meetings to enable them to make such withdrawal of the Shares in time to vote at the meeting. In addition once withdrawn from the depositary facility, Shares may not be able to be redeposited.

For more information, contact:

Beverly George
Depositary Receipts
212 250 1504 phone
212 797 0327 fax

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED
/S/ NANDAN M. NILEKANI
Nandan M. Nilekani Chief Executive Officer, President and Managing Director

Dated: May 16, 2006

“Make no little plans; they have no magic to stir men’s blood.”

– Daniel Hudson Burnham

Visionary Architect



On entering adulthood

N. R. Narayana Murthy
Chairman and Chief Mentor

What can one say about the coming of age of a child you loved, nurtured and protected? A child whose successes you rejoiced, and whose failures you suffered quietly. Commitment, admiration and affection for Infosys are unparalleled among my colleagues who always put the interest of this child first in every thing they do.

Completing 25 years is a watershed event in anybody's life. It signals the arrival of a strong, confident, young person, ready to take on bigger challenges. Energy, enthusiasm, confidence, idealism, daring, openness and curiosity find utterance and fruition. Nothing seems impossible. This is when you move on to higher aspirations in life, and learn to accept failures with equanimity. We need all of this and more for Infosys to achieve bigger and more plausible targets.

This journey of 25 years has been a symphonic marathon. It has been symphonic because every Infoscion, a maestro in one's own right, subordinated individual egos and interests to work as part of a fine team, and produced spectacular results year after year. It is a marathon since we have a long way to go before we hit the tape.

There have been many happy events during these 25 years. Prominent among them are enrolling the first

> Aspiration is the main fuel for progress. Aspirations transform a set of ordinary people into extraordinary achievers.

customer; arrival of the first employee; signing of the first million dollar contract; opening of the first sales office abroad; installation of our first computer – a DG MV/8000; inauguration of the Electronics City campus, the Global Education Center and the Infosys Leadership Institute; CMM Level 5 certification; listing in India and on NASDAQ; our first acquisition (in Australia); founding of Infosys Foundation, Progeon, Infosys Consulting and Infosys China; and reaching the magical figure of billion dollar in sales. There have been a few sad moments too – departure of valued colleagues; death of a few young Infoscions; loss of a few major contracts in spite of giving off our best; and the unacceptable behavior of a few Infoscions which brought disgrace to themselves and to the company.

A great corporation must live for hundreds of years. Hence, we are still babies. Even these initial baby-years have taught us several lessons. These lessons are valuable not just for our future journey but for other corporations in the country and, perhaps, the world. Let me recount a few major ones.

Aspiration is the main fuel for progress. Aspirations transform a set of ordinary people into extraordinary achievers. They provide mental and physical energy for people to convert plausible impossibilities into convincing possibilities.

An enduring value system based on openness, honesty, integrity, meritocracy, fairness, transparency and excellence has raised our confidence and the confidence of our customers in the company. Sacrifices have become easy, natural and not a burden. It has given us courage to handle tough situations with confidence.

Our experience has demonstrated that respect and dignity, challenging work and a promising career growth path are more important motivators for us than just money. People want to be part of a defining moment that transforms the society and the world. Emotional energy is an invaluable asset for a corporation.

Performance leads to recognition. Recognition brings respect. Respect enhances power. Humility and grace in one's moments of power enhances dignity of an organization.

Leadership by example is, perhaps, the most essential instrument to encourage youngsters to demonstrate commitment, dedication and sacrifice in any cause. Role models are powerful catalysts in raising the confidence, enthusiasm and energy of an entire generation.

Openness to new ideas; strengthening the leadership of people with leadership of ideas by encouraging the youth; shunning biases and using data in every decision; and learning and adopting good practices from other cultures help a company become better and more confident.

Becoming more relevant and creating greater impact on customers are the only means of strengthening relationship with customers. Innovation is an important instrument for this. Proactively obsoleting our own innovations by widely disseminating them creates good incentives for employees to continue innovation.

An environment of openness, meritocracy, speed, imagination and excellence in execution are the only five context-invariant and time-invariant attributes for the success of a corporation.

Progress is possible only if we measure improvements in every dimension of our operation and take timely corrective action.

Global benchmarking has helped us emulate the best companies in the world in specific attributes and, in some cases, improve upon them to serve our customers better.

> "I would urge Infosys to choose a worthy dream, to go after it confidently, and to play a role that will make all of us proud in the years to come."

Following the best practices of corporate governance attracts the best investors. Investors understand that every corporation will go through lean days. Bringing bad news to investors early and proactively enhances their trust in us.

We have realized that it is better to focus on growing the wealth pie for every one of us rather than focusing on how to preserve it only for a few. In fact, this has been the main motivation in our experiment on democratization of wealth using stock options.

Profit is just an opinion. The real happiness is cash in the bank. Cutting the coat according to the cloth is the surest way to be financially strong.

Ships are safest in the harbor but they are not meant to be there. They have to sail long and hard and face stormy seas to reach the comfort of a desirable destination. Hence, progress requires us to take calculated risks and make bold moves.

We have realized that corporations must reach out to the society if they want longevity. In a poor country like India, it is very important to build a fund of goodwill among the people.

What is the contribution of Infosys to India, the main hub of our operations? In my opinion, Infosys is a shining example of the success of economic reforms introduced in 1991. We have demonstrated that it is possible to run business legally and ethically in India. Thanks to Infosys, a large number of youngsters have stayed back in India, and millions of youngsters in the country aspire to become entrepreneurs. The first large-scale experiment in democratization of wealth using stock options took place at Infosys. Infosys has taken the lead in raising the bar for corporate governance in India. We have demonstrated that Indian brands can receive attention in G-7 countries.

What would I want Infosys to achieve in the next 25 years? I want Infosys to be a place where people of different genders, nationalities, races and religious beliefs work together in an environment of intense competition but utmost harmony, courtesy and dignity, to add more and more value to our customers day after day. I want it to be a place that practices Voltaire's much-celebrated statement: *I disapprove of what you say, but I will defend till death your right to say it.* I would like more women leaders to shape the future of Infosys. Finally, I would urge Infosys to choose a worthy dream, to go after it confidently, and to play a role that will make all of us proud in the years to come. But always, without fail, she should follow her bliss.

Thousands of people, from all over the world, inside and outside Infosys have made the company reach this stage. There is no better way for Infosys to acknowledge their contribution than to express her appreciation by borrowing the words of my favorite soprano, Russell Watson:

> *"You raise me up, so I can stand on mountains;*
> *You raise me up, to walk on stormy seas;*
> *I am so strong, when I am on your shoulders;*
> *You raise me up: to more than I can be."*

The year at a glance

in Rs. crore, except per share data



9,028
Income
6,860
4,761
8,864
Exports
6,726
4,695
2,421
PAT before exceptional item
1,859
1,243
2004 2005 2006
2004 2005 2006
2004 2005 2006

	2006	2005	Growth (%)
For the year			
Income	9,028	6,860	31.60
Export income	8,864	6,726	31.79
Operating profit (PBIDTA)	2,989	2,325	28.56
Operating profit / Total income (%)	33.11%	33.89%	
PAT before exceptional items	2,421	1,859	30.23
PAT before exceptional items / Total income (%)	26.82%	27.10%	
PAT after exceptional items	2,421	1,904	27.15
PAT after exceptional items / Total income (%)	26.82%	27.76%	
EPS before exceptional item (par value of Rs. 5 each)			
Basic	88.67	69.26	28.02
Diluted	86.20	67.46	27.78
Dividend (excluding special dividend)			
Per share	15.0	11.5	30.43
Amount	411	310	32.58
Silver Jubilee special dividend			
Per share	30.0	–	–
Amount	827	–	–
Return on average net worth	39.89%	43.77%	
Capital expenditure	1,048	794	31.99
At the end of the year			
Fixed assets – net	2,133	1,495	42.68
Cash and cash equivalents (including liquid mutual funds)	4,463	2,851	56.54
Net current assets	3,832	2,384	60.74
Total assets	6,897	5,242	31.57
Debt	–	–	–
Equity	138	135	2.22
Net worth	6,897	5,242	31.57
Market capitalization	82,154	61,073	34.52

Note: The figures above are based on unconsolidated Indian GAAP financial statements.
1 crore = 10 million



Democratizing entrepreneurship: The Infosys legacy

C. K. Prahalad
Paul and Ruth McCracken Distinguished University Professor, Stephen M. Ross School of Business, University of Michigan

C. K. Prahalad is a renowned management guru, professor, researcher, speaker and author. He was listed third on Suntop Media's 2005 "Thinkers 50" list, just after Michael Porter and Bill Gates. Of late, he has been working on an innovative approach to address the concept of profit beneath poverty. *BusinessWeek* called him "the most influential thinker on business strategy today". His published works include *The Fortune at the Bottom of the Pyramid, Competing for the Future,* and *The Future of Competition: Co-Creating Unique Value with Customers.*

> "The corporate model at Infosys has served as a powerful inspiration and motivator for entrepreneurial young professionals across the country."

As Infosys celebrates its first 25 years, its founders can be proud of the company's many accomplishments. From humble beginnings, Infosys, today, has grown into a US $2 billion global IT solutions company, with a market capitalization of over US $21 billion. However, to realize the true impact Infosys has had both in India and globally, it is important to look beyond the company's financial figures, its clientele and the various honors it has received over the last two decades. I believe that Infosys' significant, unique accomplishment is the role the company has played in democratizing entrepreneurship in India.

India's business environment in the 1980s was very different from what we see today. The economy was closed, red tape was pervasive. High levels of protection to domestic, state-dominated industries prevented competition. A system of financial repression and complex licensing discouraged entrepreneurship. The vision of the Infosys founders to start a "professionally managed" corporation in such an environment was unprecedented. The founders came from outside the ranks of well-established business communities and families, lacked industry and government contacts, and in the absence of venture capital had to borrow the $250 seed capital to start the business.

Yet, over the years, Infosys has managed a series of "firsts" for Indian business. It became the first truly global software solutions company headquartered in India, with a list of clients that have now expanded to the Global 2000. It was the first Indian company to list on the NASDAQ, and the first to benchmark its organizational practices to global standards. Infosys, thus, was the first company to successfully take Indian entrepreneurship to a global level.

The success of firms led by Indians outside India can never match the impact of the growth of a truly global firm in India, given the barriers to business that existed in the country during the pre-reform years. Today, an Infosys experience on a resume has the same global cachet as leading US consulting firms or investment banks.

The corporate model at Infosys has served as a powerful inspiration and motivator for entrepreneurial young professionals across the country. The Infosys ecosystem of meritocracy, wealth creation and good governance has made an impact across Indian industry in terms of raising confidence and aspiration levels. In fact, with the discussion of the Indian IT industry often focusing on the big five, we forget that there are over 3,000 Indian IT firms with less than US $25 million in sales – and all of them are global in their aspirations and building on a model that Infosys inspired.

Infosys had the courage to pioneer what has emerged as a truly effective model for wealth creation for the country. The company has demonstrated how the vision, willpower and entrepreneurial energy of ordinary people can be harnessed to attain remarkable success at a global level.



Redefining India's image

Rajat Kumar Gupta

Senior Partner Worldwide, McKinsey and Company

Rajat Kumar Gupta joined McKinsey and Company Worldwide in 1973. Mr. Gupta has been instrumental in the firm's vast expansion over emerging markets such as China and India. His consulting experience spans telecommunications, energy, and consumer goods. He is associated with many educational, professional and business affiliations, including Chairman of the Board of the Indian School of Business; Co-chairman of the United Nations Association of the USA; Chairman of the Board of Associates of the Harvard Business School; and Dean's Advisory Council, Massachusetts Institute of Technology Sloan School of Management. Mr. Gupta holds a bachelor of Technology degree in Mechanical Engineering from the Indian Institute of Technology and an MBA from Harvard Business School.

> "Today, no-one can deny that India is home to a world-class IT industry. Infosys, recognized globally as a leading technology solutions company, has been a driving force behind this trend."

When global business leaders speak with excitement and passion about India – and we are hearing them do so more now than ever before – they often begin with praise for India's achievements as a hub for technology and outsourcing. Today, no-one can deny that India is home to a world-class IT industry. Infosys, recognized globally as a leading technology solutions company, has been a driving force behind this trend.

At the time when Infosys and other firms first entered the software services market, some people found it hard to believe that companies from India could successfully compete with international corporations. But through the course of the next two decades, India's blend of entrepreneurship, economic reform, investment in quality infrastructure and strength in intellectual capital created an industry offering IT solutions that were both cost-competitive and world-class.

The industry has proven that small Indian companies can compete with 'first-world' competitors and make a real, significant impact at the global level. Success in the sector has helped establish a new perception of the Indian company – that of the professionally-managed organization which is truly global in its ambitions, business outlook and vision. And the growth of knowledge-intensive organizations that adhere to global standards has created tremendous brand equity for the whole IT industry, helping enable the market's dramatic expansion.

This progress has given Indian companies across industries new confidence in building international brands, helping redefine India's image as a powerful, emerging knowledge economy. Firms are building reputations that span national boundaries, bringing India to the world.

A key part of all this success is India's prodigious intellectual capital. In some technology spheres, India possesses the world's best talent – something for which Infosys and firms like it are in good part responsible. And as competition increases in the global marketplace for the best people, India should prioritize efforts to build the "soft infrastructure" that will grow its talent pool further.

Creating new intellectual capital is not the only challenge to which India must respond in order to cement its position as a global leader. Its strength in the IT industry must now be replicated in many other sectors. Substantial new investment is needed in public services and infrastructure, both to incentivize foreign investment and support the efforts of India's legendary entrepreneurs. A dramatic effort must come to tackle inequality and associated problems of poor public health, educational under-achievement and below-poverty incomes – the lot of the majority of India's people.

Corporations can make a vital contribution to the task of India's development – as the engines of economic growth, and in bringing their assets, skills and expertise to bear against social ills. The private sector must act as full partners in the development debate: helping confirming India's reputation as a growing economic power, and bolstering its status as a place where the world does business.



A leader in corporate governance

Mark Mobius

Manager, Franklin Templeton Emerging Markets Fund

Mark Mobius was described as "the ultimate road warrior" by *USA Today* and *The Wall Street Journal* proclaimed him "the king of the emerging market funds." As the head of Templeton Investments, Mr. Mobius is one of the most successful managers in the emerging-markets, and his belief in the potential of world economy rewrote the fortunes of Franklin / Templeton funds. He holds a Ph.D in Economics and Political Science from the Massachusetts Institute of Technology. His published works include *The Investor's Guide to Emerging Markets*, *Mobius on Emerging Markets*, and *Passport to Profits*.

> "Infosys' focus on corporate governance not only brought global visibility to the company, but also created pressure on other Indian firms to raise their governance standards."

It has been a remarkable journey for Infosys over the last 25 years – and for our relationship of over a decade.

Infosys was incorporated in 1981 with the vision of building a globally respected corporation – a vision which has translated into a strong organizational commitment towards discipline, fair play, and good corporate governance.

Infosys was the first Indian company to emphasize strong corporate governance practices in India. The company expanded its corporate governance practices significantly beyond what was required by the letter of the law. It voluntarily compiled with the US GAAP accounting requirements, and was the first company to prepare financial statements in compliance with the GAAP requirements of eight countries. Infosys also set a precedent in releasing quarterly financial statements before this was the norm or the requirement. The company was also among the first in the country to incorporate a number of innovative disclosures in its financial reporting, including human resources valuation, brand valuation, value-added statement and EVA® report.

Integrity, fairness and transparency across its operations is the mantra for Infosys. Infosys emphasizes its commitment to a strong value system and corporate governance practices, by making this an integral part of the training of every employee.

Meritocracy has prevailed in the company even in succession issues. Infosys was a pioneer in inducting independent directors to its Board, thus greatly strengthening Board oversight of senior management in the company. Over the years, the management emphasized continuous dialogue with its investors, and placed a high priority on investor relations and feedback. For example, Infosys' early investments in stock markets ended as soon as it was apparent that investors felt that these added no value.

Infosys' focus on corporate governance not only brought global visibility to the company, but also created pressure on other Indian firms to raise their governance standards. This led to an encouraging trend of companies across industries scaling up their corporate governance standards and going beyond mandatory requirements.

Infosys believes that good corporate governance must also translate into being a responsible corporate citizen. The senior executives of Infosys have also served on various task forces set up by the Indian government to develop meaningful corporate governance codes and ethical industry practices.

Over the last 25 years, Infosys has remained committed to being ethical, sincere and open in its dealings with all its stakeholders. It has enabled the company to build an organization that is trusted and admired not just in India, but by companies across the world.



Democratizing wealth

Tarun Das
Chief Mentor, Confederation of Indian Industries

With an entire working career in industry associations and 30 of those years as the head of Confederation of Indian Industries (CII), Tarun Das has been the face of Indian industry internationally. At present, he is the Chief Mentor of CII. An Honors Graduate in Economics and Commerce, Mr. Das has been awarded an Honorary Degree of Doctorate in Science by the University of Warwick, UK, and has been conferred an Honorary CBE by Her Majesty for his contribution to the Indo-British Partnership. Mr. Das is the President of The Aspen Institute and member of the International Advisory Board of the Coca-Cola Company Ltd. He is also the non-executive Chairman of Haldia Petrochemicals Ltd, India; non-executive Director on the Boards of John Keells Holdings Ltd., Sri Lanka, and GIVE Foundation.

> The founders of Infosys emphasized that the success of a corporation depended on how much wealth it could create for its stakeholders – its customers, shareholders, and employees.

At a time when corporations were busy strategizing margins and markets, Infosys, then a $27 million company based in Bangalore, included human capital on its balance sheet. It probably didn't come as a surprise for many as Infosys has always been a people's business. The company's key competitive advantage has been the intellectual capital of its employees. Even as the company evolved and scaled rapidly over the last two decades, it has sustained a culture which emphasizes the value of each employee in the organization – whether it was seven people in 1981 or 52,700 people today.

Infosys believes in a culture that upholds respect for each individual and creates a sense of ownership among employees across the organization. A focus on meritocracy and fairness towards employees has helped Infosys attract, retain and motivate its people. The company embraced principles of equitable treatment of employees, across all levels of the company, and has focused on creating a challenging work environment, where the core people principles have been a drive towards commitment, self-motivation, ownership and pride. The work environment at Infosys enables a free-flow of ideas – employees are free to dissent from the views of their managers, and are encouraged to be entrepreneurial in their thinking.

A focus on assertive talent development is a key aspect of Infosys' employee retention strategy. The company's training capabilities are among the best in the world – Infosys has created several thousand programs spanning skill development in technology, domain, quality process and personal effectiveness, as well as managerial training and leadership development. The emphasis on talent development has enabled the company's workforce to remain highly adaptable in a changing environment.

The founders of Infosys emphasized that the success of a corporation depended on how much wealth it could create for its stakeholders – its customers, shareholders, and employees. In 1994, Infosys became the first company in India to conceive and implement Employee Stock Option Plans (ESOPs). The concept of sharing wealth with employees was unprecedented in the Indian industry, and encouraged other Indian companies to offer similar incentives.

Since 1994, Infosys also invested significant resources in creating campus-like offices that offered employees world-class work and recreational facilities. The state-of-the-art campuses along with attractive salaries and a professional, hard-working culture have enabled Infosys to maintain a turnover rate that is much lower than other companies in the industry. This is an achievement in itself considering that the fight for talent and market share has never been greater. The high level of employee engagement at Infosys is a key factor that has made the organization a corporate role model for companies in India.

The different aspects of Infosys – growth, employee involvement, entrepreneurship, governance – have all served to create and build a unique ambience about Infosys as a company with a difference.

Today Infosys is competing in a global, rapidly changing environment, where the fight for talent and market share has never been greater. I believe that the Infosys Board of Directors will continue to ensure the sustainability of the organization's vision, its dreams, and its contribution beyond the corporate world to society as a whole. The first 25 years of Infosys have been truly amazing; the expectation is that the company will continue to evolve and set new global standards in its next 25 years.



People at its core

Subramanyam G. V.

Vice President – Microsoft Technology Centre and Software Engineering & Technology Labs, Infosys Technologies Limited

Subramanyam has been with Infosys for the last 18 years. He has spent more than a decade in IT consulting, project management and solution delivery management. Subramanyam's key focus areas for study include technological forecasting, innovation management, technology management, R&D in the context of software services, and benchmarking. He is a member of the Management Council and manages the company's Technology Council. He received a Bachelor of Engineering (BE) degree from Mangalore University in Electrical and Electronics in 1988.

> Infosys has always encouraged a culture that upheld respect and dignity for the individual, emphasizing meritocracy over hierarchy.

The phenomenal success of Infosys and the values-driven manner in which it achieved that success led the way in changing several established beliefs and practices. Three aspects are probably the most significant from an employee's perspective. First, the realization that it is possible to deliver world-class work from India. Second, the recognition that employees are the most important assets of any company. And third, the confidence that performance and values can be the sole criteria to be successful in an organization.

Not long ago, being an Engineer in India meant either working on cutting-edge projects abroad, or maintaining outdated technology in India. But, along came Infosys with a vision of creating a globally respected organization. A company that valued people as its greatest asset and listed "human resources" on its balance sheet. A company that rewarded both innovation at work and social responsibility equally.

One of Infosys' employee-related initiatives has been to recruit engineers and graduates, not necessarily Computer Science graduates, and equipping them to take on roles in the software industry, expanding the available talent pool in India. Moreover, investments in skills acquisition and competency enablement are aligned with project needs and market trends. This focus on assertive talent engagement and the cultivation of cross-disciplinary competencies has enabled employees to remain flexible in a changing environment.

You may not find "learnability" in a dictionary, but that has been the prime criteria for recruitment. The model has helped Infosys create one of the finest people forces in the world and has become the industry norm.

To attract, retain and motivate the best and the brightest, Infosys has believed in empowering its employees. Infosys was the first Indian company to institute a formalized leadership institute. The company has developed a 3-tier leadership model, based on the belief *"the company is the campus, the business is the curriculum and leaders shall teach."* Senior members of the Infosys management conduct courses on leadership at the Institute, drawing from their experiences.

Infosys has always encouraged a culture that upheld respect and dignity for the individual, emphasizing meritocracy over hierarchy. It has also eschewed any transaction that created an asymmetry of benefits between the founder-employees and other employees. In fact, Infosys was the first Indian company to implement Employee Stock Option Plans (ESOPs) on a widespread basis, instituting a strong employee ownership within the organization.

Infosys has emphasized the culture of the 'Infoscion family' – a culture where employee participation is encouraged, feedback is valued and action is never delayed. There are several forums through which employees can impact company policy and future direction. STRAP, the Annual Strategy Retreat, is a forum of Infosys leaders across the globe, focused on strategy formulation and action-planning. The Voice of Youth allows young minds to influence overall corporate strategy, while IWIN, a forum for women employees, functions as an advisory body to ensure inclusive management policies and decisions. Additionally, Infoscions across levels and geographies are part of our InfyPlus change management initiative.

Regardless of the growth, Infosys' people principles remain unchanged: a focus on meritocracy, and a drive towards commitment, innovation, self-motivation, ownership and pride.

Today, a young Indian graduate can be confident of relying on his competence and performance to succeed. This is a huge mindset change. I am proud to belong to a company that pioneered this change.



Creating a positive change

Arun S. Vinayak

14 years, Std. IX
National Hill View Public School, Bangalore

Arun S. Vinayak is the winner of the first prize in the essay contest Infosys organized for students in Bangalore. The contest was an attempt to understand the impression Infosys has left on the younger generation. The students wrote their perspective on how Infosys touched their lives. As we turn 25, we cherish the thought that we have been able to change old mindsets and live young dreams.

Arun describes himself as competitive, experimental, logical and multifaceted. He loves to read science magazines and says he never misses the monthly edition of *Popular Mechanics*. He likes playing cricket, basket ball and practicing karate. He loves to participate in competitive exams. His chosen career would be in the field of nanotechnology. He strongly believes that one must always do something unique in whichever field one chooses.

Arun wins a cash prize of Rs. 20,000, apart from getting featured in the Annual Report.

"I am not 25 years old. I was not born when Infosys' founders started the company. But I know what it takes to build a global leader."

Two billion dollars – the revenue of Infosys – is a lot of money. So, when a company from my city, Bangalore, earns so much every year, it makes me feel proud. But it isn't important how much money a company earns every year; it is how it spends the money. I think this is where *Infosys excels* over other profit-making companies around the world.

Capitalism, from what I learn in Social Studies, is the philosophy of making money, for the sake of making more money, again for making more money. But money doesn't eat, sleep or breathe. Money doesn't feel pain, feel tired or feel hopeless. People do. So, when a company uses its money to improve the lives of others, I think capitalism redefines itself as humanism.

For a brief moment, we will put aside the fact that Infosys has made millionaires out of its employees with its stock option plans.

A large part of India does not use IT. The benefits of the IT revolution such as quick retrieval of dates, transparency and ease of work have not reached them. Yet, people know what IT means and that it can make a difference in their lives. That is the aura *Infosys creates*.

When I think of children in villages who have a library filled with books, thanks to the Infosys Foundation's rural upliftment projects or education and learning projects, or old people helped through the Foundation's healthcare projects, I realize that people who are in no way related to IT, are benefited by IT's profits. When a natural disaster like the Tsunami strikes, *Infosys cares* to reach out and help.

After I finish my education, I would like to travel to different countries, to learn and experience various cultures. For sure, I can never let go of the integrity, values and principles I have learnt in India – hard work and honesty being the most important. Infosys constantly repeats this mantra, while sailing through rough tides. Thus *Infosys practices* what it preaches, as corporate ethics and governance.

Infosys is a large organization with more than 52,700 employees and more are joining every passing day. I think the reason so many people work here is because they enjoy working here! It's why Infosys has been voted "The Best Employer in India." Infosys is responsible for making its employees feel that way. *Infosys nurtures* youth and talent through the Catch Them Young program, and I am one of the few, lucky enough to experience this feeling.

My father tells me about schooling in his days and how they never had computers and that most of the reference books had to be imported. Today, I study in an Indian school, my books are published in India and even the computers are made in India. So, when an Indian company like Infosys is listed among the leading IT companies in the world, and also as a strategic partner at the World Economic Forum to shout out loud "India Everywhere," I think we have arrived on the global scene. More so, when world leaders troop past the Infosys campus as a true example of how *Infosys leads* India into the future, I am truly elated.

When people feel good on hearing a name and feel proud about it, then that name brings a positive change in their lives. That's what I see happens in India, when people speak about Infosys.

Powered by intellect and driven by values, Infosys is a leader in its business and service offerings. No magic then, that Infosys is the leader in the Gartner Services Magic Quadrant.

I am not 25 years old. I was not born when Infosys' founders started the company. But, I know what it takes to build a global leader. *Infosys shines* and helps India shine even better.



Giving back to society

Sneha Abhyankar

14 years, Std. IX
National Public School, Bangalore

Sneha Abhyankar is the winner of the second prize in the essay contest Infosys organized for students in Bangalore.

Sneha's favorite word is art. She is passionate about everything creative, and is a painter. She loves to play musical instruments, and strums the guitar though she has had no formal training. She likes to read fantasy and is a self-proclaimed 'greatest fan' of Harry Potter. She describes herself as artistic, open-minded, analytical and logical. Her chosen career would be in designing, and is greatly interested in product designing.

Sneha wins a cash prize of Rs. 10,000 for her winning entry, apart from getting featured in the Annual Report.

"What is most important to me about Infosys is that it is a socially responsible company – it believes in giving back to society."

I don't remember when I first heard about Infosys. I have grown up in Bangalore and for as far back as I can remember, Infosys has been a part of my awareness. Whether it was in the headlines for winning an award, seeing the Infosys logo on signboards across the city or hearing its name being mentioned when the adults talked shop.

Now that I'm a little older, I know that the employees at Infosys are among the most satisfied in the world. I know that Infosys works in the field of Information Technology. I know that it does this very well – so well, that it has made India a force to reckon with globally. I know that financially, Infosys does extremely well and makes big profits.

But all that aside, what is most important to me about Infosys is that it is a socially responsible company – it believes in giving back to society. I have heard about the Infosys Foundation, which provides resources and training in the field of education. The Catch Them Young program itself is an example of how Infosys identifies and encourages young talent. I also know that Infosys is associated with the Bangalore Agenda Task Force, which is dedicated towards making the city a better place to live in. It is these efforts that make Infosys stand out, shining among all those big money-making companies.

I have heard that the workforce at Infosys is hard working, intelligent and dedicated. But what impresses me most are the values that guide them. The company's motto – Powered by Intellect, Driven by Values – never ceases to touch a chord. This is exactly how I would like to lead my life. This is exactly how the world should function. Maybe these are the values that set Infosys apart from the other companies.

I remember the proud note in Lakshmi aunty's voice when she told us that her son had got a job at Infosys. I remember the excitement in my friend Shalini's voice when she told me that Mr. Narayana Murthy had been on the same flight as her.

And now, I find that my parents are being embarrassingly vocal about me participating in this essay contest, telling absolutely each and every person about it.

All this tells me just one thing – any kind of association with Infosys, evokes a sense of pride.

When I go home, my friends will be envious of me for having got the chance to be at Infosys. I admit, I feel just a wee bit proud and happy. I was at Infosys today!



"To accomplish great things, we must not only act, but also dream; not only plan, but also believe"

– Anatole France

Letter to the shareholder

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Dear Shareholder,

It took us 23 years to reach the revenue milestone of one billion dollars. The next billion dollars took us only 23 months to achieve.

This sums up the remarkable change in scale and speed that Infosys has experienced over the last 25 years. We have managed this growth without sacrificing quality, client satisfaction and corporate culture.

We have balanced the triad of market expansion, resources and capabilities. Market opportunity expands partly because of the nature of the market itself. In our case, since we have essentially invented a new business model in IT services that is faster, better and more economical than the legacy model, there is great momentum because customers are switching from the old to the new. We still have to work very hard, however, to expand our client base, to gain more revenue from existing clients, to add new services that increase the addressable share of our clients spend, and to create a trusted, well-known brand that clients can rely on.

We have to match this in the growth of our resources. We need adequate people, space, technical infrastructure and money, all at the right time. And finally, we need the right capabilities. These are both the individual capabilities of our people, in terms of technical or domain knowledge or relationship skills, and also our institutional capabilities. The institutional ones are embedded in our systems, our processes, our knowledge management, our corporate governance, our educational infrastructure, our HR policies, and our risk framework.

The challenge is to keep all three elements in equilibrium.

Expanding the market without resources and capabilities leads to client dissatisfaction and failure to meet the promise. Expanding resources without markets and capability building leads to unhappy employees. And, expanding capabilities without a market need to fulfill, and employees to absorb the enhanced capabilities, leads to a mismatch in expectations.

The Infosys story thus far has been to successfully balance the triad.

We began the last financial year by offering a guidance of 24.7% – 26.6% growth in revenues and 23.0% – 24.9% growth in earnings. Owing to the success of our various initiatives, we achieved growth in revenues of 33.5% and 30.9% growth in earnings.

We added 144 clients in the last fiscal. Today, nine of our clients contribute over $50 million each in annual revenue. We also inducted 22,868 (net 15,965) employees, growing our total strength, including subsidiaries, to 52,715.

We completed the largest international equity offering from India of over a billion dollars. In Japan, our Public Offer Without Listing (POWL) has awakened Japanese interest in India and opened the market for Indian companies. The success of our Sponsored Secondary ADS issue reaffirmed the world's faith in our business model.

Standard & Poor's assigned Infosys a credit rating higher than its sovereign rating on India. Infosys was assigned a 'BBB' rating. We also became one of the first companies outside the United States to comply with Section 404 of the US Sarbanes-Oxley Act (SOX), well in advance of the mandatory deadline of March 31, 2007. This was performed voluntarily under the SOX Act, which requires management to assess and report on the company's internal controls over financial reporting.

Our efforts to build a portfolio of integrated services enabled us to meet the increasingly complex demands of our clients. We helped clients realize value from investments in Enterprise Resource Planning (ERP), Customer Relationship Management (CRM) and other enterprise applications for business transformation.

Our customers responded enthusiastically to our 'One Infy' service offering, which has synergized the multiple strengths of our delivery units. Evidence of this is in our winning a large five-year deal with ABN AMRO. The multi-year, multi-million dollar contract with ABN AMRO to develop, support and enhance a wide spectrum of applications signifies our entry into the arena of large, global, multi-year outsourcing contracts and is an endorsement of our competitive business model.

Our focus on enhancing skills and domain expertise across the organization is yielding impressive results. We have built a scalable delivery engine and will continue to invest substantially in systems and processes to leverage our capabilities and provide superior services. Our investments in developing competencies differentiated us from other players and enhanced our domain expertise. New services such as Infrastructure Services and Independent Validation Services have yielded rich returns both in terms of revenue and value differentiation.

The banking community reaffirmed its trust in Finacle®, our acclaimed banking product, by presenting it The Banker Technology Award for 2005 in the CRM category. Finacle® continued to make inroads in the strategic European and Middle-Eastern markets, winning key customers from among banks in the Tier 1, Tier 2 and regional categories. Finacle® further expanded its global footprint by powering the business transformation of top banks in Nigeria, Switzerland, Australia and Panama.

Quality in every aspect has been an enduring Infosys hallmark. Our Shanghai Development Center was awarded the BS7799 certification, which is a reassurance of global standards of security and quality to our customers worldwide.

Our Infrastructure Services unit has been recommended for ISO 20000-1:2002, the only worldwide certification aimed at IT Service Management. On certification, Infosys will be one of the first organizations globally to be certified on this standard, which describes an integrated set of management processes for effective service delivery to the business and its customers.

Infosys is actively engaged in software services and solutions research and development. The Software Engineering and Technology Labs (SETLabs), which spearheads Infosys' commitment to innovation and Intellectual Property (IP) development, generated over 82 invention disclosures and filed over 20 patents this year.

India is increasingly being seen as a global engineering hub. Infosys, with its high-quality talent and its world-class business practices and processes, is catalyzing this trend. In partnership with two global engineering giants, Infosys set up global engineering centers (GEC) in Bangalore. The R&D centre in partnership with ALSTOM, a global leader in power generation and rail transport infrastructure, will enable us to jointly create next-generation solutions for the power sector. Infosys has also set up a GEC with Spirit AeroSystems, the world's largest independent supplier of structures for commercial aircraft. The center will focus on high-end engineering services including product development, design and analysis of airframe structures, engineering change management and stress engineering support.

Clients and analysts have commended Infosys Consulting Inc., our US subsidiary, for our highly competitive consulting business model. Many of our clients reported that consulting projects with Infosys Consulting delivered more than the expected business value, ensuring that the value proposition we have created is making Infosys Consulting the benchmark of the profession.

Our marketing efforts are focused on strengthening the Infosys brand and honing our organization for global challenges. The Wharton-Infosys Business Transformation Awards, presented to path-breaking entrepreneurs and organizations that leverage technology to transform business, has bolstered Infosys' association with positive social change. InStep, our global internship program, Genesis, our student empowerment program, and Campus Connect, our nation-wide industry-academe partnership program, brought the Infosys spirit closer to the student community. Confluence and Milan, our customer outreach programs in the US and Europe respectively, facilitated widespread networking and created multiple touch points with our customers.

Infosys was the cynosure of industry analysts in 2005. We scored high in client satisfaction for consulting and outsourcing services, in a survey conducted by an independent research firm among US clients of 11 major global IT service providers. We also top-scored among offshore IT service providers in a ranking of consulting and information technology service providers to the Consumer Products industry, published by another independent research firm.

This year, we celebrated the tenth anniversary of three of our development centers outside Bangalore. These centers have matured and are now contributing significantly to our growth. Our expansion plans gained momentum as we began the groundwork for spacious new campuses in Hyderabad and Thiruvananthapuram. We also invested significantly in education and training. Our Global Education Center at Mysore was the subject of a comprehensive story in Fortune magazine.

Our people are the soul of our much-admired company culture. A study by Business Today, Mercer and TNS rated Infosys the best company to work for in India, a view echoed by Computerworld magazine's Best Places to Work in IT, which listed Infosys among the world's top 100 companies.

At Infosys, Knowledge Management (KM) is central to our core strategy of providing differentiated value to customers and enabling their business growth. KM has helped us develop a pervasive culture of beneficent knowledge exchange across geographies. We are proud to be ranked among the world's Most Admired Knowledge Enterprises (MAKE) and to be the first company from India to be inducted into the Global MAKE Hall of Fame.

We view change as a positive factor and are always equipped to manage it. This year, the Board of Directors welcomed two additional Directors – Mr. David L. Boyles and Prof. Jeffrey Sean Lehman. Mr. Philip Yeo retired as a Director of the company. We are grateful for his significant contributions on strategic matters and wish him the very best for the future. Mr. T. V. Mohandas Pai will be voluntarily giving up his position as CFO from April 30, 2006. He will continue to be a member of the Board and will be responsible for Human Resources Development (HRD), Education & Research (E&R) and Administration. Mr. V. Balakrishnan, currently Senior Vice President – Finance and Company Secretary, will take over as CFO from May 1, 2006.

A strong sense of social responsibility is central to Infosys' values and beliefs. In the spirit of a caring corporation, we responded to the recent natural disasters in Asia and the US with an open heart. We announced a relief of Rs. 1 crore for flood-affected people in northern Karnataka, India. In addition, we unanimously committed Rs. 2 crore for the victims of the October 8 earthquake – Rs. 1 crore for the people in Jammu and Kashmir, and an equal amount for those in Pakistan. We also gave Rs. 50 lakh in aid of the victims of Hurricane Katrina in the US.

The first 25 years are behind us. We look back in gratitude and internalize the wisdom gained from our experience. It is our mission to set even higher standards for our performance in the future. We look forward to new milestones and challenges of greater magnitude, and remain firmly committed to pursuing our goals with renewed integrity and a reaffirmation of the values we idealize and practice.

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Bangalore
April 14, 2006



Board of Directors

① **Jeffrey Lehman**
Independent Director

② **Deepak M. Satwalekar**
Lead Independent Director

③ **Rama Bijapurkar**
Independent Director

④ **Sen. Larry Pressler**
Independent Director

⑤ **Dr. Omkar Goswami**
Independent Director

⑥ **Sridar A. Iyengar**
Independent Director

⑦ **S. Gopalakrishnan**
Chief Operating Officer, Deputy Managing Director and Head – Customer Service & Technology

⑧ **T. V. Mohandas Pai**
Director, Chief Financial Officer and Head – Finance & Administration, Education & Research and Human Resources

⑨ **Nandan M. Nilekani**
Chief Executive Officer, President and Managing Director

⑩ **N. R. Narayana Murthy**
Chairman and Chief Mentor

⑪ **David L. Boyles**
Independent Director

⑫ **Srinath Batni**
Director and Group Co Head – World-wide Customer Delivery

⑬ **Claude Smadja**
Independent Director

⑭ **Prof. Marti G. Subrahmanyam**
Independent Director

⑮ **K. Dinesh**
Director and Head – Communication Design Group, Information Systems and Quality & Productivity

⑯ **S. D. Shibulal**
Director and Group Head – World-wide Sales and Customer Delivery

Management council

Nandan M. Nilekani
Chief Executive Officer, President, Managing Director and Chairman – Management Council



Sanjay Purohit
Associate Vice President – Corporate Planning and Member Secretary – Management Council

Amitabh Chaudhry
Chief Executive Officer and Managing Director – Progeon Limited

Arun Ramu
Vice President – Independent Validation Services

Ashok Vemuri
Senior Vice President – Banking & Capital Markets

Balakrishnan V.
Company Secretary and Senior Vice President – Finance



Bikramjit Maitra
Vice President – Human Resources Development

Binod H. R.
Senior Vice President – Commercial & Facilities

Chandra Shekar Kakal
Vice President – Enterprise Solutions

Deepak Sinha
Vice President – Computer & Communications Division

Dheeshjith V. G.
Vice President – Transportation & Services



Dinesh Krishnaswamy
Director and Head – Communication Design Group, Information Systems and Quality & Productivity

Eric S. Paternoster
Vice President – Insurance, Health Care & Life Sciences

Frank A. J. Gonsalves
Vice President – Automotive & Aerospace

Gary Ebeyan
Chief Executive Officer and Managing Director – Infosys Technologies (Australia) Pty. Limited

Gopalakrishnan S.
Chief Operating Officer, Deputy Managing Director and Head – Customer Service & Technology

James Lin
Chief Executive Officer and Managing Director – Infosys Technologies (Shanghai) Company Limited



John K. Conlon
Senior Vice President – Global Alliances

Ramachandran K. G.
Senior Vice President – Infosys Leadership Institute

Merwin Fernandes
Vice President – Finacle

Mohandas Pai T. V.
Director, Chief Financial Officer and Head – Finance & Administration, Education & Research and Human Resources

Muralikrishna K.
Vice President – Systems Integration

Narendran Koduvattat
Vice President – Energy, Utilities & Resources



Parameswar Y.
Vice President – Product Engineering

Prasad T. P.
Vice President – High Tech & Discrete Manufacturing

Pravin Rao U. B.
Senior Vice President – Retail, Distribution & Consumer Products Group

Priti Jay Rao
Vice President – Infrastructure Management Services and Head – Pune Development Center (Unit 1)

Ramadas Kamath U.
Senior Vice President – Accounts & Administration

Ranganath Dwarakanath M.
Associate Vice President – Domain Competency Group

Ravindra Muthya Pranesha Rao
Vice President – Education & Research

Satyendra Kumar
Senior Vice President – Quality & Productivity

Shibulal S. D.
Director and Group Head – World-wide Sales and Customer Delivery



Sivashankar J.
Vice President – Information Systems

Srinath Batni
Director and Group Co Head – World-wide Customer Delivery



Srinivas B. G.
Senior Vice President – Europe, Middle East & Africa

Sriram V.
Senior Vice President – Asia Pacific

Stephen Pratt
Chief Executive Officer and Managing Director – Infosys Consulting, Inc.

Subhash B. Dhar
Vice President – Communication Service Providers

Subramanyam G. V.
Vice President – Microsoft Technology Centre and Software Engineering & Technology Labs



Suketu Patel
Associate Vice President – Strategic Global Sourcing

Valmeeka Nathan
Unit Head – Product Lifecycle & Engineering Solutions

Vijay Ratnaparkhe
Associate Vice President – Enterprise Solutions (Delivery)

Board of Directors

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer, Deputy Managing Director and Head – Customer Service & Technology

Deepak M. Satwalekar
Lead Independent Director

Prof. Marti G. Subrahmanyam
Independent Director

Dr. Omkar Goswami
Independent Director

Rama Bijapurkar
Independent Director

Sen. Larry Pressler
Independent Director

Claude Smadja
Independent Director

Sridar A. Iyengar
Independent Director

David L. Boyles
Independent Director

Jeffrey Lehman
Independent Director

K. Dinesh
Director and Head – Communication Design Group, Information Systems and Quality & Productivity

S. D. Shibulal
Director and Group Head – World-wide Sales and Customer Delivery

T. V. Mohandas Pai
Director, Chief Financial Officer and Head – Finance & Administration, Education & Research and Human Resources

Srinath Batni
Director and Group Co Head – World-wide Customer Delivery

Committees of the Board

Audit committee

Deepak M. Satwalekar, *Chairperson*
David L. Boyles
Prof. Marti G. Subrahmanyam
Dr. Omkar Goswami
Rama Bijapurkar
Sridar A. Iyengar

Compensation committee

Prof. Marti G. Subrahmanyam, *Chairperson*
Deepak M. Satwalekar
Jeffrey Lehman
Sen. Larry Pressler
Sridar A. Iyengar

Nominations committee

Claude Smadja, *Chairperson*
David L. Boyles
Deepak M. Satwalekar
Jeffrey Lehman
Sen. Larry Pressler
Dr. Omkar Goswami

Investor grievance committee

Rama Bijapurkar, *Chairperson*
Claude Smadja
Jeffrey Lehman
Sen. Larry Pressler
Dr. Omkar Goswami

Management Council Invitees

Aashish Bansal
Associate Vice President – Energy, Utilities & Resources (Sales)

Abhay M. Kulkarni
Associate Vice President – Transportation & Services (Delivery)

Abhimanyu Acharya
Member – Engagement Management – Banking & Capital Markets (Sales)

Alexandre Elvis Rodrigues
Associate Vice President – Transportation & Services (Sales)

Anand Nataraj
Associate Vice President – Communication Service Providers (Sales)

Ananth Vaidyanathan
Associate Vice President – Strategic Global Sourcing

Ankush Patel
Associate Vice President – Energy, Utilities & Resources (Sales)

Ardhendu Sekhar Das
Divisional Manager and Head – Bhubaneswar Development Center

Balakrishna D. R.
Delivery Manager – Energy, Utilities & Resources (Delivery) & Head – Bangalore Development Center (Unit 6)

Charles Henry Hawkes
Associate Vice President and Head – Bangalore Development Center (Unit 2)

Col. Krishna C. V.
Vice President – Infrastructure & Security

Deepak Nanjunda Swamy
Associate Vice President – Communication Service Providers (Sales)

Dharmendra Patwardhan
Associate Vice President – Operations, Progeon Limited

Ganesh Gopalakrishnan
Vice President – Insurance, Health Care & Life Sciences (Delivery)

Gaurav Rastogi
Associate Vice President – Sales Overhead

Geetha Kannan
Associate Vice President – HR Business Partner (Human Resources Development)

George Thomas
Corporate HR Manager – Compensation & Benefits (Human Resources Development)

Gopal Devanahalli
Associate Vice President – Retail, Distribution & Consumer Products Group (Sales)

Gopinath Sutar
Associate Vice President – High Tech & Discrete Manufacturing (Sales)

Haragopal M.
Vice President – Professional Services Group (Finacle) and Head – Bangalore Development Center (Unit 3)

Harsha H. M.
Vice President – Banking & Capital Markets (Delivery)

Jagdish Krishna Vasishtha
Associate Vice President and Head – Bangalore Development Center (Unit 7)

Jamuna Ravi
Associate Vice President and Head – Bangalore Development Center (Unit 5)

Jasmeet Singh
Unit Sales Head – Banking & Capital Markets (Sales)

Jitin Goyal
Associate Vice President – Europe, Middle East & Africa (Sales)

Joydeep Mukherjee
Associate Vice President – Energy, Utilities & Resources (Delivery)

Krishnamoorthy Ananthasivam
Vice President – Retail, Distribution & Consumer Products Group (Delivery) and Head – Thiruvananthapuram Development Center

Nagarajan Venkateswaran
Associate Vice President – Banking & Capital Markets (Sales)

Narsimha Rao Manepalli
Associate Vice President and Head – Hyderabad Development Center (Unit 2)

Nitin Govind Kulkarni
Divisional Manager – Europe, Middle East & Africa and Head – Pune Development Center (Unit 2)

Patrick T. Ogawa
Associate Vice President – Retail, Distribution & Consumer Products Group (Sales)

Prabhakar Devdas Mallya
Vice President – Security Audit & Architecture

R. K. Kalluri
Associate Vice President and Head – Hyderabad Development Center (Unit 1)

Rajiv Bansal
Associate Vice President – Global Business Operations

Rama N. S.
Associate Vice President and Head – Bangalore Development Center (Unit 1)

Ramaa Sivaram
Associate Vice President – High Tech & Discrete Manufacturing (Sales)

Ravi Kiran
Associate Vice President – Systems Integration (Delivery)

Ritesh Mohan Idnani
Vice President – Sales, Progeon Limited

Rohit Khanna
Associate Vice President – Banking & Capital Markets (Sales)

Romil Bahl
Managing Director – Infosys Consulting, Inc.

Sameer Goel
Delivery Manager – Europe, Middle East & Africa and Head – Mohali Development Center

Samson David
Associate Vice President – Asia Pacific (Delivery)

Sanat Rao
Associate Vice President – Product Strategy & Management (Finacle)

Sandeep Deepak Dadlani
Associate Vice President – Retail, Distribution & Consumer Products Group (Sales)

Sanjay Jalona
Associate Vice President – Europe, Middle East & Africa (Delivery)

Sathisha B. K.
Associate Vice President – Automotive & Aerospace (Sales)

Senthil Kumar Nallasamy
Delivery Manager – Europe, Middle East & Africa and Head – Mauritius Development Center

Seshadri Parthasarathy
Delivery Manager – Banking & Capital Markets (Delivery)

Shaji Farooq
Associate Vice President – Banking & Capital Markets (Sales)

Shaji Mathew
Divisional Manager and Head – Mysore Development Center

Shiv Shankar N.
Associate Vice President and Head – Chennai Development Center

Shubha V.
Associate Vice President and Head – Bangalore Development Center (Unit 4)

Sohrab Peshoton Kakalia
Vice President – Systems Integration

Sreenivas Bhashyam Asuri
Associate Vice President – Automotive & Aerospace (Sales)

Sridhar Marri
Associate Vice President – Communication Design Group

Srikantan Moorthy
Vice President – Communication Service Providers (Delivery)

Srinivas Uppaluri
Associate Vice President – Corporate Marketing

Sudhir Albuquerque
Associate Vice President and Head – Mangalore Development Center

Sudhir Chaturvedi
Associate Vice President – Europe, Middle East & Africa (Sales)

Sudhir Singh
Group Engagement Manager – Banking & Capital Markets (Sales)

Surya Prakash K.
Associate Vice President – Automotive & Aerospace (Delivery)

Thothathri V.
Associate Vice President and Head – Mahindra City Development Center

Uday Bhaskarwar
Associate Vice President – Asia Pacific (Sales)

Venkateswarlu Pallapothu
Chief Operating Officer – Infosys Technologies (Shanghai) Company Limited

Vibhuti Kumar Dubey
Delivery Manager – Enterprise Solutions and Head – Pune Development Center (Unit 2)

Vishnu G. Bhat
Chief Operating Officer – Infosys Technologies (Australia) Pty. Limited

Yezdi M. Mehta
Associate Vice President – Insurance, Health Care & Life Sciences (Sales)

Voice of Youth

Arvind Raman
Consultant – Infrastructure Management Services

Bryan Michael Mallinson
Systems Analyst – Banking & Capital Markets (Delivery)

Jerry Cao
Sr. Technical Evangelist – Education & Research, Infosys Technologies (Shanghai) Company Limited

Kavitha Kesavan
Consultant – Infosys Leadership Institute

Madhu Sudhan Ramachandran
Technical Evangelist – Education & Research

Nishant Thusoo
Consultant – Domain Competency Group

Pooja Puranik
Senior Analyst – Computers & Communications Division

Shailaja Nair
Project Manager – Europe, Middle East & Africa

Subramanya H.S.
Senior Officer – Accounts & Administration

Infosys Foundation Trustees

Contents

"With our thoughts we make the world."

– Gautama Buddha

Excellence is nothing short of an obsession at Infosys. The Awards for Excellence is not about random achievements, but consistent brilliance of teams and individuals, across projects, units and geographies. The winners are united in their commitment to consistently deliver the highest quality to customers, on time, every time.

Awards for Excellence 2005-06

First prize

Account Management

Ameriprise Financials Team

- Ganesh Rajamani
- Jamuna Ravi
- Madan Mohan
- Rajaram Venkataraman
- Rituparan Sharma
- Suryanarayanan M. S.
- Thirumala Arohi
- Vivek Kumar Saxena

Bank of America Account Management Team

- Manish Kumar Mehta
- Praveen Gulabrani
- Rajeev Rajagopalan
- Roopa Bhandarkar
- Santosh Vithal Shekdar
- Shashidhar B. Ramakrishnaiah
- Vijaya Raghavan Srinivasan
- Vijaysimha A. J.

DHL Account Management Team

- Kiran M. Potdar
- Pankaj Ghotkar B.
- Prashant Negi
- Samir Vasant Chaudhari
- Sanjay Nambiar R.
- Sanjeev Rana
- Shekhar S. Potnis
- Uday Bhaskarwar

Brand Management

Institutional Shareholder Services

Co-branding Team

- Devadatta S. J.
- Dileep Arvind Kasargod
- Ming Tsai
- Mohit Joshi
- Satish G.
- Vikesh Gupta

World Economic Forum – Event Team

- Andrea Brady
- Bani Paintal Dhawan
- Mahesh Ravi
- Rajeev Suri
- Richa Govil
- Sophia Sinha

Customer Delight

AOL VoIP Program Team

- Anand Nataraj
- Bhagabati Prasad Maharana
- Divya Narayan
- Ishwar C. Halalli
- Narayan B.
- Rajesh Girotra
- Rajesh Vaithalingam
- Sridhar Jayaraman

Development Center Management

Chennai Development Center

Thiruvananthapuram Development Center

The Infosys Customer Satisfaction Survey 2005

Industry Business Unit with Highest Customer Experience Index
- Retail Distribution and CPG

Enterprise Capability Unit with Highest Customer Experience Index
- Independent Validation Solutions

The Infosys Internal Partnership Survey 2005

Best Internal Partner
- Communication Design Group

Fastest Mover
- Computers and Communications Division

Innovation for Initiatives

Business Process Center Team
- Anamika Mahajan
- Ankur Bhan
- Devinder Singh Chahal
- Kapil Gupta
- Mandeep Singh Kwatra
- Sanjeev Kumar

Innovation for Solutions

Infosys Sarbanes-Oxley Solution Team
- Keerthana Mainkar
- Pradeep Sanyal
- Raghupathi N. Cavale
- Ravikant Sankaram Karra
- Sreekumar Sukumaran
- Vishakha Chhawchharia

Master Data Management Solution Team
- Abhijit Vishwanath Upadhye
- Amit Kalley
- Anantha Radhakrishnan
- Ganapathi Bhat Balike
- Prasad Vuyyuru
- Yogesh Thrikkur Vijayan

Internal Customer Delight

The Health Assessment & Lifestyle Enrichment Plan Team
- Nanjappa Bottolanda Somanna
- Nitesh Kumar
- Richard Lobo
- Sriram S. R.
- Sujith Kumar John Peter

Program Management

Nordstrom Point of Service System R3 Team
- Ajay R.
- Amitabh Saran
- Amrit Raj T. K.
- Deepak Gupta
- John Sewell
- Madasamy T.
- Narinder Singh
- Praveen R. Heda
- Venkataraghavan Seshadri
- Vijay Kumar Neti

Project Management

DHL Quality Assurance Team
- Jagadeesh Babu Parvathaneni
- Pavan Kumar Ravulapalli
- Prabhu Ravindra Meruga
- Rajesh Sahadevan
- Ramesh Pusala
- Sachi Singh
- Santosh Namdevrao Jadhav
- Sateesh Kumar Moola
- Swaminathan Varadarajan
- Venkata Narasinga Rao Gullipalli

Freight Management System Team
- Ajay Parameswaran Nair
- Chakradhar Rao Gandhe
- Hitesh Luthra
- Premchand Garrepalli
- Raja Sekhar Reddy B.
- Rajeev Agarwal
- Saleem Shaik
- Sandhya Rani Rajaputra
- Venugopal Rao Vennamaneni
- Yasodhara Varma Rangineeni

QTC Everest Quality Assurance Team
- Ajay Prasad Pandey
- Ashwathanarayana Shastry
- Ashwini Begur Nadiger
- Kapil Saxena
- Krishna Prasad C. N.
- Piyush Kothari
- Prabhoo K.
- Shailesh Kaushik
- Siddharth Ravi
- Sudarshana Sharma

Systems and Processes

PRidE Team
- Anoop Kumar
- Ganapathi Raman Balasubramanian
- Geetha Das
- Madhusudhan Marur
- Ramakrishnan M.
- Satyendra Kumar

Technology Champions

- Satish Kumar Sundara Suri
- Sourav Mazumder
- Vikram Meghal

Unit / Department Management

Facilities Department

Independent Validation Solutions

Second prize

Account Management

British Telecom Account Team
- Mukul Gupta
- Rambabu Pallavalli
- Sachidanand Singh
- Sanjeev Arya
- Shailendra Jha
- Sundareshwar V.
- Sushil Agarwal

Customer Delight

DHL Account Receivables Team
- Amanpreet Singh
- Dipanjan Das
- Nikhil Mahajan
- Prasenjit Ghosh
- Sakthivel Mohandoss
- Suma Suresh
- Suparna Rao
- Yogesh Satyanarayana Hebbale

Innovation for Initiatives

Campus Connect Team
- Aditya Nath Jha
- Mukundh Nagarajan
- Narasimha Prasad D.
- Rajani Kanth Katragadda
- Ramesh Babu S.
- Subraya B. M.

Progeon – Czech Republic Team
- Jan Skotak
- Lars Jepsen
- Lucie Zakova
- Mathias von Essen
- Oliver Bruns
- Rashmi Modi

Quality of Service (QOS) Team
- Gaurav Caprihan
- Nikhil Venugopal
- Rajeshwari G.
- Ram Kumar Chintalapati N.
- Sachin Ashok Wagh
- Surendra Babu Bysani

Innovation for Solutions

RFID Solutions Core Team
- Girish A. R.
- Kumareswar K.
- Mayank Shridhar
- Omer Farooque
- Shashi Shekhar Vempati
- Vibin Balakrishnan

People Development

Finishing School Team
- Bharathi Rao
- Jagadeeshiah
- Manoj Kumar Jaiswal
- Padma Rajeswari Tata
- Veda Srinivasan Suraj

Program Management

LexisNexis Rosetta Release 4 Team
- Dhiraj Sinha
- Manu K. P.
- Prabhat Kumar
- Rekha Hegde
- Rohit Pathak
- Santhosh G. R.
- Senthil Nathan M.
- Seshadri Kavanoor Madapoosi
- Sunil Shivappa

Project Management

EasyShip Team
- Ajaykumar Nagnathrao Yerawar
- Amit Ratan Verma
- Bhaskar Agarwal
- Harsh Gulati
- Hemang Dhirajlal Shah
- Pritam Haribhau Mungse
- Shridhar Achyut Gune
- Vikas Dewangan
- Vikram Sharma
- Vishal Mohanlal Chaudhari

FuturEDGE Support Transition Team
- Akhil Pratap
- Joydeep Amalkumar Mukherjee
- Madhukar Mudhadu Hebbar
- Mukesh Vadhyar

Sathish Reddy Geetla
Soma Shekhar Ganti
Srinivasa Vijaya Chander Vattikulla
Susanto Kumar De
Sushil Kumar
Sushil Ramsukh Jethaliya

Infosys Boeing Graphics Art Team
Ankan Mukherjee
Bhaskar Kakuturu
Chandrasekhar Ravuri
Harmeet Saini
Jayateerth Shreekant Mirji
Mihir Kumar
Priya
Radhika Yash Save
Venkata Seshu Gulibhi
Vikas Rao

Rate Quote and Pickup Management System Team
Amit Bajaj
Arun Chandramouli
Brindavan Krishna Dasika
Ershad Ali Mohammad
Indira Sri Harsha Kota
Kodandapani Mavillapalli
Prabir Majumder
Purnachandrika Dasari
Suneetha Nanda Bangalore
Vijaya Shankar Konam

Systems and Processes
ESTEEM Team
Aman Kumar Singhal
Dinesh Ganesan
Milind V. Badkundri
Parthasarathy M. A.
Siddharth Sawhney
Subrahmanyam Venkata Ravinuthala

Unit / Department Management
Communication Service Providers

Third prize

Customer Delight
DHL CRM Program Team
Anil Mehta
Badrinath Srinivasan
Kalyan Peri
Rajendra Vinayak Joshi
Shantanu Das
Shyamalee Pramod Samvatsar
Srinivasa Gopal Sugavanam
Vimlesh Ankur

People Development
Mangalore DC People Development Team
Ajith Kumar K. G.
Anil Kumar P. N.
Mahesh Kamath P.
Sampath S. Shetty
Sandeep Aaron D'silva

Program Management
Herbalife Global Supplychain Implementation Team
Ashish Kumar
Deepak Hangal
Giriraj Somani
Krishna Kumar A. V. S. S.
Rajiv Kaka
Ratnaprasad I.
Shivaprasad Kambalimath
Srinivasa Reddy Kunam
Ved Vyas
Venkatachalam R.

Sales Management
McAfee Program SAP Code Red Pursuit Team
Balasubramanian Venkatachalam
Komal Kumar Jain
Raj Joshi
Sajit Vijayakumar
Sanjai Hayaran
Susan Lusk
Tony Gerth

McKesson – Medical Management Platform Pursuit Team
Gautam Khanna
Puspamitra Mishra
Raja Ranjan Senapati
Rakesh Das
Rohit Manipal Bhojaraj
Seema Pandey
Shyam Kishor Mishra
Venkat Narayan S.

Systems and Processes
AXON Team
Binod H. R.
Chandrakanth Desai
Rajkumar R.
Shyam Sundar V.

Special prize

Internal Customer Delight
Hurricane Rita Taskforce
Brundhabhan M. S.
Gopal Devanahalli
Jackson Mathew
Koushik R. N.
Kush Kochgaway
Muralikrishna K.
Praveen Bhat K.
Prem Shyam Mirchandani
Robin Goswami
Sheena Kunhiraman
Shveta Arora
Sudhir G. Pai
Vijayeendra S. Purohit

Landscape Management Team

Investor Delight
Secondary ADR Team
Anjali Balagopal
Hari S. Bhardwaj
John Ponvelil Philip
Parvatheesam Kanchinadham
Ramadas Kamath U.
Rikhab Chand
Veerabhadraswamy K. R.
Vinayak Pai V.

SOX Compliance Team
Amarnath R. R.
Deepak Bhalla
George Thomas
Jayesh Dhanvantkumar Sanghrajka
Praveen Viswas
Rajiv Bansal
Sanjesh Kumar Thakur
Shailesh Kumar Agrawal
Visveswaran C. R.

Sales Management
ABN AMRO – Monsoon Deal Team
Daxesh Patel
Deepak Aggarwal
Deepak Natraj Ramamurthi
Jitin Goyal
Mritunjay Kumar Singh
Navoneil Bhattacharyya
Rekha Dipanjan Dey
Samuel Mani Kallupurakal
Sanjay Jalona
Srinivas B. G.
Suketu Patel
Swadish Damodar Kulhalli
Thothathri Visvanathan
Urvesh Bipin Shah

Social Consciousness
Team AKANKSHA
Abhijeet Lenka
Akshaya Kumar Satpathy
Atanu Sil
Gouri Kumar Misra
Kali Charan Das
Padmalaya Mandhata
Pritam Mahapatra
Sutirtha Sengupta
Zahid Choudhury Hossain

Team MAMTA
Amandeep Singh Syali
Kumar M. S. S. R. R.
Manjula M. K.
Rambabu Sampangi Kaipa
Raviraj Chandrabhatta
Rohit Munjal
Sreedhar Komala
Vamsi Krishna Kothakonda

Team PRERANA
Dheeraj Hejmadi
Dinha Pramila D'Silva
Girish Aithal U. R.
Gopikrishnan Konnanath
Priya Radhakrishnan
Rashmi Gattavadipura Ramachandra
Raviraj Belma
Shanteri G. Shanbhag

Value Champions
HTDM – Value Champion
Nithya Prabhakar

Save Life and Make a Difference
Preeti Batra
Sachin Batra

Chief Executive Officer (CEO) and Chief Financial Officer (CFO) Certification

We, Nandan M. Nilekani, Chief Executive Officer, President and Managing Director and T. V. Mohandas Pai, Director, Chief Financial Officer and Head – Finance and Administration, Education & Research and Human Resources of Infosys Technologies Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the balance sheet and profit and loss account (consolidated and unconsolidated), and all its schedules and notes on accounts, as well as the cash flow statements and the directors' report;
2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made;
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects, a true and fair view of, the company's affairs, the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations;
4. To the best of our knowledge and belief, no transactions entered into by the company during the year are fraudulent, illegal or violative of the company's code of conduct;
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the company, and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the company's disclosure, controls and procedures. and
   d) disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting
6. We have disclosed based on our most recent evaluation, wherever applicable, to the company's auditors and the audit committee of the company's Board of Directors (and persons performing the equivalent functions)
   a) all deficiencies in the design or operation of internal controls, which could adversely affect the company's ability to record, process, summarize and report financial data, and have identified for the company's auditors, any material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies;
   b) significant changes in internal controls during the year covered by this report;
   c) all significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements.
   d) instances of significant fraud of which we are aware, that involves management or other employees who have a significant role in the company's internal controls system;
7. In the event of any materially significant misstatements or omissions, we will return to the company that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors, as decided by the audit committee;
8. We affirm that we have not denied any personnel, access to the audit committee of the company (in respect of matters involving alleged misconduct) and we have provided protection to 'whistle blowers' from unfair termination and other unfair or prejudicial employment practices; and
9. We further declare that all board members and senior managerial personnel have affirmed compliance with the code of conduct for the current year.

Nandan M. Nilekani
Chief Executive Officer,
President and Managing Director

T. V. Mohandas Pai
Director, Chief Financial Officer and
Head – Finance and Administration,
Education & Research and Human Resources

Bangalore
April 14, 2006

Directors' report

To the members,

We are delighted to present our report on the business and operations of the company for the year ended March 31, 2006.

Financial results *in Rs. crore, except per share data**

Year ended March 31,	2006	2005
Income from software services and products	9,028	6,860
Software development expenses	4,887	3,655
Gross profit	4,141	3,205
Selling and marketing expenses	499	392
General and administration expenses	653	488
Operating profit before interest and depreciation	2,989	2,325
Interest	–	–
Depreciation	409	268
Operating profit before tax and exceptional item	2,580	2,057
Other income, net	144	127
Net profit before tax and exceptional item	2,724	2,184
Provision for taxation	303	325
Net profit after tax and before exceptional item	2,421	1,859
Exceptional item – income from sale of investment in Yantra Corporation (net of taxes)	–	45
Net profit after tax and exceptional item	2,421	1,904
Balance brought forward	1,428	71
Less: Residual dividend paid	–	3
Additional dividend tax	–	2
Amount available for appropriation	3,849	1,970
Dividend		
Interim	177	134
Final	234	176
Silver Jubilee special dividend	827	–
Total dividend	1,238	310
Dividend tax	174	42
Amount transferred to general reserve	242	190
Balance in profit and loss account	2,195	1,428
Earnings per share before exceptional item (equity shares, par value Rs. 5/- each)		
Basic	88.67	69.26
Diluted	86.20	67.46
Earnings per share after exceptional item (equity shares, par value Rs. 5/- each)		
Basic	88.67	70.95
Diluted	86.20	69.10

1 crore equals 10 million

Results of operations

Total revenue increased to Rs. 9,028 crore from Rs. 6,860 crore in the previous year, at a growth rate of 31.60%. The operating profit increased by 28.56%, from Rs. 2,325 crore (33.90% of total revenues) to Rs. 2,989 crore (33.11% of total revenues). The profit after tax and before exceptional item increased to Rs. 2,421 crore (26.82% of total revenue) from Rs. 1,859 crore (27.10% of total revenue). The profit after tax and exceptional item increased to Rs. 2,421 crore (26.82% of total revenue) from Rs. 1,904 crore (27.76% of total revenue).

Appropriations

Dividend

In October 2005, we paid an interim dividend of Rs. 6.50 per share (130% on par value of Rs. 5/-). We recommend a final dividend of Rs. 8.50 per share (170% on par value of Rs. 5/- per share) and a Silver Jubilee special dividend of Rs. 30.00 per share (600% on par value of Rs. 5/- per share) aggregating to Rs. 45.00 per share (900% on par value of Rs. 5/- per share). The total dividend amount is Rs. 1,238 crore, as against Rs. 310 crore for the previous year. Dividend (including dividend tax) as a percentage of profit after tax excluding Silver Jubilee special dividend is 19.36% as compared to 18.48% in the previous year.

The register of members and share transfer books will remain closed from May 27, 2006 to June 10, 2006, both days inclusive. The Annual General Meeting of the company has been scheduled for June 10, 2006.

Transfer to reserves

We propose to transfer Rs. 242 crore to the general reserve. An amount of Rs. 2,195 crore is proposed to be retained in the profit and loss account.

Bonus issue of shares

We recommend an issue of bonus shares in the ratio of 1:1, i.e. one additional equity share for every one existing equity share held by the members on the date to be fixed by the Board, by capitalizing a part of the general reserves.

Consequently, we also recommended a stock dividend on the company's American Depositary Shares (ADSs) in the ratio of 2 for 1, i.e. one additional ADS for every single existing ADS held by the holders of the ADS, as on the date to be fixed by the Board.

Business

Our software export revenues aggregated Rs. 8,864 crore, up by 31.79% from Rs. 6,726 crore the previous year. 65.58% of the revenues came from North America, 24.22% from Europe, and 8.37% from the rest of the world. The revenue from Europe increased from Rs. 1,524 crore to Rs. 2,187 crore, with a growth rate of 43.5% which was higher than the other regions. The share of the fixed-price component of the business was 29.3%, as compared to 30.9% during the previous year. Blended revenue productivity, in dollar terms, has increased by 1.2% during the year. Prices have been stable with an upward bias.

The gross profit amounts to Rs. 4,141 crore (45.87% of revenue) as against Rs. 3,205 crore (46.72% of revenue) in the previous year. The onsite revenues have decreased from 50.2% in the previous year to 49.8%. The onsite person-months comprised 29.2% of total billed efforts as compared to 29.4% during the previous year. The operating profit amounted to Rs. 2,989 crore (33.11% of revenue) as against Rs. 2,325 crore (33.90% of revenue). Sales and marketing costs decreased from 5.71% of our revenue in the previous year to 5.53%, while general and administration expenses increased from 7.11% in the previous year to 7.23%. We continue to reap the benefits of economies of scale. The net profit after tax and exceptional item was Rs. 2,421 crore (26.82% of revenue) as against Rs. 1,904 crore (27.76% of revenue) in the previous year. The decrease in net margin is primarily due to the increase in the depreciation by 0.62% and impact of Rupee appreciation by 0.85%.

We seek long-term partnerships with clients while addressing their various IT requirements. Our customer-centric approach has resulted in high levels of client satisfaction. We derived 95.0% of our revenues from repeat business (i.e. a customer who also contributed to revenues during the prior fiscal year). We added 144 new clients, including a substantial number of large global corporations. The total client base

at the end of the year stood at 460. Further, we have 221 million-dollar clients (166 in the previous year), 81 five-million-dollar clients (71), 54 ten-million-dollar clients (42) and 9 fifty-million-dollar clients (5). During the year, one client contributed 90-million-dollar+ of revenues.

We continued scaling up our infrastructure by adding another 20.99 lakh sq. ft. of physical infrastructure space. The total available space now stands at 90.26 lakh sq. ft. The number of marketing offices as of March 31, 2006 was 37.

Finacle®

Finacle®, our universal banking solution, empowers banks to transform their business leveraging agile, new-generation technologies. This modular solution addresses the core banking, treasury, wealth management, consumer and corporate e-banking, mobile banking and web-based cash management requirements of universal, retail, corporate banks worldwide.

Finacle® emerged as one of the world's most scalable core banking solutions by achieving an unparalleled performance of 40 million transactions per hour (11,180 TPS), in a scalability test reviewed by Ernst & Young. Today, Finacle® powers some of the largest open systems-based core banking sites in the world: live sites supporting over 17 million accounts, 34,000 users and a peak transaction load of 10 million.

Increase in share capital

During the year, we issued 49,84,431 shares on the exercise of stock options under the 1998 and 1999 employee stock option plans. Due to this, the outstanding issued, subscribed and paid-up equity share capital increased from 27,05,70,549 shares to 27,55,54,980 shares as of March 31, 2006.

Liquidity

We continue to be debt-free, and maintain sufficient cash to meet our strategic objectives. Liquidity in the balance sheet needs to balance between earning adequate returns and the need to cover financial and business risks. Liquidity also enables us to make a rapid shift in direction, should the market so demand. During the current year, internal cash accruals have more than adequately covered working capital requirements, capital expenditure and dividend payments, leaving a surplus of Rs. 1,612 crore. As on March 31, 2006, we had liquid assets including investments in liquid mutual funds, of Rs. 4,463 crore as against Rs. 2,851 crore at the previous year-end. These funds have been invested in deposits with banks, highly rated financial institutions and in liquid mutual funds.

Standard & Poor's rating

Standard & Poor's (S&P), the global credit ratings provider, assigned BBB rating for us. We are the first company in India to obtain a credit rating higher than India's sovereign rating (BB+ / Stable / B) from S&P. According to S&P, the rating reflects our conservative financial profile and policy, ample liquidity, strong operating cash flow, and a debt-free balance sheet.

Development centers

We incurred capital expenditure aggregating Rs. 849 crore on physical infrastructure, up from Rs. 623 crore during the previous year. Further, we incurred Rs. 199 crore on technological infrastructure, up from Rs. 171 crore. In all, Rs. 1,048 crore has been invested, up from Rs. 794 crore.

As of March 31, 2006, in India, we had 90.26 lakh sq. ft. of space with 41,666 seats and an additional 53.43 lakh sq. ft., under construction, which would have 20,200 seats.

Subsidiaries

We have four subsidiaries, viz. Progeon Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (Shanghai) Company Limited and Infosys Consulting, Inc. and one step-down subsidiary Progeon S.R.O. (wholly-owned subsidiary of Progeon Limited).

Progeon Limited (Progeon)

Progeon Limited was incorporated in April 2002, in India, to address opportunities in the Business Process Management space. We hold 71.74% of the equity share capital and voting power of Progeon. During the year, Progeon added 6 clients, and generated Rs. 379 crore in revenue, with a net profit of Rs. 93 crore. The employee strength as on March 31, 2006 was 7,021.

Infosys Technologies (Australia) Pty. Limited

In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia, for US $24.3 million. The acquired company was renamed "Infosys Technologies (Australia) Pty. Limited". During the year, Infosys Technologies (Australia) Pty. Limited serviced 57 clients and generated Rs. 321 crore in revenue, with a net profit of Rs. 18 crore. The employee strength as on March 31, 2006 was 335.

Infosys Technologies (Shanghai) Company Limited

Infosys Technologies (Shanghai) Company Limited (Infosys China) is a wholly-owned subsidiary and was formed to expand the company's business operations in China. We have invested US $5 million in Infosys China and advanced a loan of US $3 million as of March 31, 2006.

During the year, Infosys China serviced 32 clients, and generated a revenue of Rs. 27 crore, with a net loss of Rs. 17 crore. The employee strength as on March 31, 2006 was 525.

Infosys Consulting, Inc.

In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, Inc., in the state of Texas to add high-end consulting capabilities to our Global Delivery Model. We had approved an investment of up to US $20 million in the share capital of Infosys Consulting. We have invested US $17 million as of March 31, 2006.

During the year, Infosys Consulting serviced 54 clients, and generated a revenue of Rs. 143 crore, with a net loss of Rs. 36 crore. The employee strength as on March 31, 2006 was 176.

Particulars required as per Section 212 of the Companies Act, 1956

As per Section 212 of the Companies Act, 1956, we are required to attach the directors' report, balance sheet, and profit and loss account of these subsidiaries. We had applied to the Government of India for an exemption from such attachment as we present the audited consolidated financial statements in the annual report. We believe that the consolidated accounts present a full and fair picture of the state of affairs and the financial condition and is accepted globally. The Government of India has granted exemption from complying with Section 212. Accordingly, the annual report does not contain the financial statements of these subsidiaries. The company will make available the audited annual accounts and related information of the subsidiary companies, where applicable, upon request by any investor of the company. These documents will also be available for inspection during business hours at our registered office.

Human resource management

Employees are vital to the company. We have created a favorable work environment that encourages innovation and meritocracy. We have also put in place a scalable recruitment and human resource management process, which enables us to attract and retain high caliber employees. We added 12,480 (net) and 16,878 (gross) employees, taking the total strength to 44,658 up from 32,178 at the end of the previous year. Our attrition rate stands at 11.2% compared to 9.7% for the previous year. Over the last year, 14,23,611 people applied to

us for employment and we continue to remain an employer of choice in our industry.

Our key focus has been to change the mindset from 'human resource utilization' to 'nurturing and leveraging talent'. We have instituted the 'Engage and Enable Infoscions' program as a key strategy to focus on our quest to achieve global leadership. Transitioning business to the concept of verticals and managing post-acquisition issues brought in key people challenges, which helped our people processes mature and led us to explore new domains.

Branding

The year saw us emerging as a true global brand. We were the highest ranked IT services company in the world, and No. 10 overall, in the annual *BusinessWeek* InfoTech100. We have also featured regularly in the top 10 companies in the world in IT services, on parameters other than size, in surveys and reports carried out by various media and analyst firms.

The leading players of the global media, including TV, print and online, continued their coverage of Infosys last year. These included *Fortune, Newsweek, BusinessWeek, Wall Street Journal, Forbes*, CNBC, *Investors Business Daily, San Jose Mercury News, New York Times, Information Week, Smart Money*, ABC, CBS and *Le Croix*.

Our clients, the IT buyer community, rely extensively on the opinions and recommendations of industry analysts for their selection and usage of IT vendors, and their products and services. Industry analysts also influence market opinion about specific vendors, their business models and offerings through research, vendor ratings, client advisory, and by speaking at major conferences.

We have sustained top-of-mind recall with leading offshore outsourcing and industry analysts. Infosys is positioned as one of six in the Leaders Quadrant of Gartner's Magic Quadrant for Offshore Application Services. *Forrester*, in its report on business process and technical consulting practices, rates Infosys as the only company that can match the former Big Five firms for business process consulting work while having the traditional strength in the follow-on technical work. *Forrester* also recommends Infosys as a top choice for SAP related work and states that "*the SAP practice looks like the rest of Infosys: well organized and managed, and full of smart people.*" *Forrester* also rates us amongst the highest ranked IT services companies in client satisfaction.

We continue to gain recognition for the solutions we have created for specific industry verticals and technology practices. We are the top scoring offshore service provider in the AMR evaluation of service providers offering sales & marketing initiatives for consumer products, and Progeon is the top scoring offshore service provider in the AMR evaluation of service providers offering full service Finance BPO.

During the year, we participated in, or held, over 50 events across the United States, Europe and Asia Pacific regions. Through these events, we reached out and demonstrated our domain expertise, capabilities and thought leadership to a large cross-section of Global 2000 companies.

At the World Economic Forum (WEF), we were one of the pillars of the "India Everywhere" theme. We were the top level sponsor of Sapphire, the annual SAP event. Flagship campaigns like WIBTA (Wharton Infosys Business Transformation Awards), the CEO event in Japan, and Confluence (our annual customer forum held in the United States, Japan and Europe, earlier known as Milan) gained significantly in attendance and quality of coverage. We also had a strong presence in leading industry events, where our leaders were invited to be speakers. Webinars on various topics of relevance were held throughout the year.

Quality

We firmly believe that the pursuit of excellence is one of the most critical components for success in the competitive global market. We have achieved high maturity through rigorous adherence to highly-evolved processes, which have been systematically benchmarked against world-class operating models. These standards include ISO 9001-TickIT, SEI-CMM / CMMi, BS7799, ISO14001; BS 15000; AS9100; PCMM and the Malcolm Baldrige / EFQM Frameworks. We are rated at Level 5 of the Capability Maturity Models (CMM, CMMi and PCMMi), which are world-class benchmarks in software process management. Regular and rigorous assessments are conducted by reputed external assessors vis-a-vis CMM, CMMi, PCMM and CII-EXIM (based on EFQM / Malcolm Baldrige models).

To address future challenges and to ensure performance improvement in an integrated manner, we have launched a number of initiatives:

- PRIdE: Process Repository @ Infosys for Driving Excellence, integrated with tools and knowledge base that optimizes execution across the globe
- Improving quality and productivity through standardization of engineering processes for key technologies with tools, methodologies and reusable components and framework
- Use of Six Sigma for enhanced customer focus and improved service delivery in maintenance, production support and engineering design
- Enabling people with focused accreditation programs like CSQA, PMI, CSTE, CFPE, internal process training on quantitative project management, statistics for decision making, integrated requirements analysis, etc. We have also launched our own optimized certification programs on Project Management (PM Elite) and Estimation (ESTEEM)
- STRIDE: An account-oriented CMMi implementation added with tools and new processes to add client value, improve estimation accuracy, and enhance quality and productivity.

We have also helped many of our clients improve their processes and systems by providing high-end software process consulting services. This is a testimony to our process leadership.

Infosys Leadership Institute

Our phenomenal growth in the past decade, coupled with globalization, has given us the impetus to focus on developing leaders for the coming decades. As we create thousands of effective managers in the organization, we have also chosen to invest in developing top-tier leaders who can help us maintain our lead and momentum in the market place. During the last fiscal, we successfully facilitated the development of more than 450 employees in their leadership journey. A set of leadership competencies aligned to nine leadership types, distinct from managerial skills has been identified and a number of vehicles are used to build these competencies. Significant initiatives include the 'Leaders Teach Leaders' series of experience sharing sessions, feedback intensive programs, nomination to Ivy League courses, and others. We have also created the best infrastructure in India for leadership development by building a residential campus for the Infosys Leadership Institute in Mysore.

AcE – Building global academic relationships

We have strongly focused our branding efforts on some of the best names in academia, knowing that our message extends beyond campuses to many powerful corner offices. AcE (Academic Entente), our academic branding program, drives our effort in proactively branding ourselves on international university campuses. The program has helped position us as a global brand in the minds of students, customers, partners, shareholders and employees.

As a part of this program, we have been working on case studies that help position Infosys as a thought leader in the industry. Infoscions have participated in a number of industry-academia conferences and have spoken at classrooms. The Product Engineering group at Infosys has also initiated a scholarship at University of Illinois at Urbana-Champaign. We have also embarked on collaborative research with faculty from leading universities in technical and functional areas relevant to the company.

This year, we have hosted over 55 student groups and faculty from colleges of international repute.

InStep – Global internship program

InStep is our global internship program to attract students from the best academic institutions around the world. While students benefit from learning first-hand in a corporate environment, we gain brand equity, value addition to current projects, and enhanced awareness at the universities. Further, interns have published case studies and white papers that help position Infosys as a global technology leader. InStep also promotes a multi-cultural environment at Infosys. Last year, the program received over 11,000 applications and enabled 106 interns from 35 different nationalities to share their experiences and perspectives. Further, we recruit interns from diverse academic backgrounds, spanning technology students from Stanford to business students from Wharton. This year, we held 'InStep: Information Sessions' in the United States of America, Canada, Mexico, the United Kingdom, France, Germany, The Netherlands, Belgium, China, Australia, Singapore, Philippines, Thailand, Korea and Japan.

Education and Research initiatives

Our Global Education Centre (GEC) caters to a peak training need of 4,500 trainees. Modern, futuristic training facilities and methodologies is the norm at GEC. Trainees have a 24x7 access to the online classrooms, cyber café and futuristic library. The training program being residential in nature fosters good team building.

We have trained 13,978 trainees as part of our Foundation Program last year. Continuing education is imparted in advanced technologies and managerial skills to our employees. The aggregate training imparted by us exceeded 7,90,000 of trainee consumed days.

To meet the growing expectations from our clients for more value-added services from us, we have conceived and implemented a competency framework for certifications across all roles on technology and domain. In the pilot roll-out, we have covered about 120 Divisional Managers / Delivery Managers and 1,100 Group Project Managers / Senior Project Managers. Roll out for other roles is under progress.

Through sustained research, E&R has published three books authored by our employees. The books are titled: *J2EE Architecture* (B. V. Kumar, S. Sangeetha and S. V. Subrahmanya), *Integrated Approach to Web Performance Testing: A Practitioner's Guide* (Subraya B. M.), and *Ten Steps to Maturity in Knowledge Management – Lessons in Economy* (J. K. Suresh and Kavi Mahesh) which are used as references in several universities in India. In all, nine papers have been published in the area of technology at international conferences and in journals. In addition, a patent has been filed at USPTO and India patent office.

Software Engineering and Technology Labs (SETLabs)

SETLabs is the center for research and innovation at Infosys. SETLabs monitors advances in technologies that could impact the business of our clients such as collaborative technologies, convergence technologies and web services. This group also develops new methodologies and software tools that assist us in the execution of IT services projects

Project Management Competency Center

Executing projects being the key aspect of our business, we have focused on enhancing project management competency of our employees to meet the changing project environment. To date, we have over 1,100 Managers / Senior Managers certified as Project Management Professionals of PMI, USA, the de-facto world body in promoting professional project management. We continue to innovate to bring new methodology and techniques that enhance are project management skills at different levels.

Knowledge management

We continue to leverage the collective knowledge of the organization for competitive advantage. The Knowledge Management (KM) program, initiated in August 2000, has resulted in the active generation and wide-spread use of reusable knowledge. The central knowledge repository has, as of date, over 16,000 knowledge assets. This is in addition to the extensive documentation that gets done in projects as customer deliverables and process-mandated artifacts. More than 4,000 knowledge assets are downloaded every workday by Infoscions from our Knowledge portal, resulting in an estimated annual saving of over 50,000 person-days of effort. On an average, there is 5% improvement in productivity in software development projects of a specific category, through the use of sound KM practices. It has also been observed that the time required to induct new people into projects has been on the decline in units where KM maturity is high.

We won the Global MAKE (Most Admired Knowledge Enterprises) award for 2005 along with 20 other leading global companies from a wide cross-section of industries. This is the third consecutive time Infosys is winning this prestigious award – a distinction that is shared by no other Indian company. Infosys is the first and only Indian company to be inducted into the Global MAKE Hall of Fame.

Campus Connect

Infosys Campus Connect, the industry-academia collaboration program which was reported in the last Annual Report has established itself; it has grown from 96 to 250 engineering colleges across the country.

We share our educational experience with the faculty of the partnering colleges and this has been done through a structured 'Faculty Enablement Program' (FEP) with 188 faculty members from 250 partnering colleges. The Infosys Foundation Program (Generic Courses) is being conducted in the colleges by the faculty members who have got enabled through the FEPs. 25% of the 6,700 students are undergoing this program have completed the same.

A typical shortcoming observed in our education system has been lack of focus on soft skills. To bridge this gap, as part of Campus Connect we have created a Train the Trainer initiative which has been received very well by the colleges. This is expected to bring down the gap in the "Industry Readiness" of our graduates on the behavioral skills front too!

The Campus Connect portal, a digital collaboration platform to achieve high levels of productivity through use of technology, is an asynchronous channel to share our educational and professional experience in technology space with the students / faculty of engineering colleges.

Corporate social responsibility in education

E&R has the pride of anchoring Infosys Extension Program (IEP) which consists of Infosys Fellowship Program, Rural Reach program, Catch Them Young and Train the Trainer.

Infosys Fellowship Program

The Infosys Fellowship Program, instituted by us at 12 premier academic institutions in India to support research work leading to a Ph.D, has been well-received. At present, there are 58 Infosys Fellowship awardees undergoing Ph.D programs at various institutions – 18 Infosys fellows have submitted their doctoral research and many have already been awarded a Ph.D by the respective institutions.

Rural Reach Program

The Rural Reach Program is a one-day program delivering basic knowledge of computers to students of classes 5, 6 and 7 in rural schools. This year, over 4,500 students from 33 schools across India were benefited from this Program.

Catch Them Young

Catch them young and watch them grow. Aimed at students of class 9, this program focuses on encouraging students to dream big and aim high. Opening a world of knowledge about computers and how friendly and useful they can be. Written tests are conducted for the 9th standard students wherein 30-40 students are selected. The selected students are trained on computer languages like C, and are introduced to multimedia and e-commerce for about 15 days.

The best two out of the group are selected and are allowed to do a small real-time project for the company. During this period, the company also gives a stipend amount as a sign of recognition for their efforts, which also serves as an encouraging factor for the students. This year six events were conducted which covered more than 240 students from 156 schools across the nation.

Train the Trainer program

The Train the Trainer program is organized to reach out to educators and professors in various academic institutions. The objective of the Train the Trainer Program is to educate the teachers about the latest trends and technologies in the IT industry, so that they in turn can impart the knowledge they have gained to their students. The same students could be tomorrow's "best-in-class" people. This year, over three such programs were conducted at various Infosys DCs which attracted approximately around 100 faculty members from renowned Engineering institutions.

Corporate governance

We continue to be a pioneer in benchmarking our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and abroad. We have undergone the corporate governance audit by ICRA and CRISIL. ICRA has rated our corporate governance practices at CGR 1. CRISIL has assigned "CRISIL GVC Level 1" rating to us.

We have complied with the recommendations of the Narayana Murthy Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal 2006, the compliance report is provided in the *Corporate governance report* section of this Annual Report. The auditors' certificate on compliance with the mandatory recommendations of the committee is annexed to this report.

We have documented our internal policies on corporate governance. In line with the committee's recommendations, the management's discussion and analysis of the financial position of the company is provided in this annual report and is incorporated here by reference.

We continue our practice of providing a report on our compliance with the corporate governance requirements of six countries, in their national languages, for the benefit of our shareholders in those countries.

During the year, we continued to ensure full compliance with the US Sarbanes-Oxley Act of 2002. Several aspects of the Act such as the Disclosure Committee Requirements, Whistleblower Policy, Code of Conduct for Senior Officers and Executives have already been instituted. During the year, the company achieved certification on Section 404 of the Act which deals with Internal Controls over financial reporting well in advance of the mandatory timeline of March 31, 2007.

Directors

As per Article 122 of the Articles of Association, Dr. Omkar Goswami, Mr. Sridar A. Iyengar, Mr. Srinath Batni, Ms. Rama Bijapurkar and Sen. Larry Pressler retire by rotation in the forthcoming Annual General Meeting. All of them, except Sen. Larry Pressler, being eligible, offer themselves for re-appointment. Sen. Larry Pressler has expressed his intention not to seek re-appointment. We place on record our deep appreciation of the services rendered by Sen. Larry Pressler during his tenure on the Board. Sen. Larry Pressler participated actively in the deliberations of the board and we benefited immensely from his insights.

Further, we inducted Mr. David L. Boyles and Mr. Jeffrey Lehman as additional directors of the company. Their appointment requires the approval of the members at the ensuing annual general meeting.

Auditors

The auditors, M/s. BSR & Co. Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

Secondary American Depositary Shares (ADS) offering

During the year, the company successfully sponsored a Secondary American Depositary Share Offering. A total of 14,656 applications comprising of 5,23,88,377 equity shares were received in the offer period i.e. May 9, 2005 to May 19, 2005. Of the received offers, five offers consisting of 18,561 equity shares were rejected for being invalid offers and the balance of 14,651 valid offers were accepted.

On May 26, 2005, 1,40,00,000 ADS representing 1,40,00,000 equity shares were sold in the Sponsored Secondary ADR Offering at a price of US $67. On the same day, the underwriters exercised the over-allotment option available to them and purchased a further 20,00,000 ADS representing 20,00,000 equity shares at a price of US $67. The gross proceeds from the sale of the 1,60,00,000 ADS representing 1,60,00,000 equity shares, aggregating to over US $1.07 billion was distributed to the selling shareholders.

A part of the offer was reserved for Japanese investors and we saw an overwhelming response.

This is the largest-ever international equity offering from India and the first POWL (Public Offer Without Listing) issue by an Indian company in Japan.

Responsibility statement of the Board of Directors

The directors' responsibility statement, setting out the compliance with the accounting and financial reporting requirements specified under Section 217 (2AA) of the Companies Act, 1956, in respect of the financial statements, is annexed to this report.

Employee Stock Option Plan (ESOP)

We had introduced various stock option plans for our employees. However, the grant of stock options to employees has been temporarily suspended both under the 1998 and 1999 stock option plans.

1998 Stock Option Plan (the 1998 plan)

Details of options granted under the 1998 plan are given below.

Description	Details
Total number of shares	58,80,000 ADS representing 58,80,000 shares
The pricing formula	Not less than 90% of the fair market value as on the date of grant
Variation in terms	nil
Ratio of ADS to equity shares	One share represents one ADS; one option represents one share
Options granted during the year	nil
Weighted average price per option granted	NA
Options vested (as of March 31, 2006)	19,05,632
Options exercised during the year	6,85,702
Money raised on exercise of options	Rs. 113 crore
Options forfeited during the year	95,348
Options lapsed	15,740
Total number of options in force at the end of the year	22,73,240
Grant to senior management	nil
Employees receiving 5% or more of the total number of options granted during the year	nil
Diluted EPS pursuant to issue of shares on exercise of options calculated in accordance with AS 20	Rs. 86.20

1999 Stock Option Plan (the 1999 plan)

The details of options granted under the 1999 plan are given below.

Description	Details
Total number of shares	2,64,00,000 shares (each option represents one share)
The pricing formula	At the fair market value as on the date of grant
Variation in terms	nil
Options granted during the year	nil
Weighted average price per option granted during the year	NA
Options vested (as of March 31, 2006)	84,77,176 (include 44,600 options granted to independent directors which are vested and unexercised)
Options exercised during the year	42,98,729
Money raised on exercise of options	Rs. 461 crore
Options forfeited during the year	1,66,671
Options lapsed	3,320
Total number of options in force at the end of the year	95,89,537
Grant to senior management and independent directors	nil
Employees receiving 5% or more of the total number of options granted during the year	nil
Diluted EPS pursuant to issue of shares on exercise of options calculated in accordance with AS 20	Rs. 86.20

The Securities and Exchange Board of India (SEBI) has issued the (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period. Our 1994 option plan has come to an end in fiscal 2000.

We have the 1998 stock option plan and 1999 stock option plan, where the options are issued to the employees at an exercise price not less than the fair market value. If the compensation cost on account of stock option granted after June 30, 2003 under 1998 and 1999 Plan were computed using the fair value method, our compensation cost would have been higher by Rs. 2 crore and 3 crore for fiscal 2006 and 2005 respectively. The same is the impact on the profit of the company for respective years. The impact on EPS for fiscal 2006 and 2005 is Rs. 0.08 and Rs. 0.11 respectively. Also, there have not been any grant of stock options during the fiscal 2006 and 2005, hence, the weighted average exercise prices and weighted average fair values of grant during these years are nil.

Employees Welfare Trust

In 1994, we had issued 7,50,000 warrants to the Infosys Technologies Limited Employees Welfare Trust (the Trust), for the benefit of the employees, by creating a stock option plan namely, the 1994 Employees Stock Offer Plan. The Trust has successfully completed the administration of the 1994 Stock Offer Plan, which expired in September 2004. As of date, the Trust has in its ownership, 14,13,600 shares which are unutilized. These shares have been irrevocably granted to the Trust and are to be used for the benefit and welfare of the employees.

Additional information to shareholders

We continue to provide additional information in the form of intangible assets score sheet, human resources accounting, value-added statement,

brand valuation, economic value-added statement, current-cost-adjusted financial statements, and financial statements in substantial compliance with the GAAP of six countries.

Particulars of employees

As required under the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure included in this report. The Department of Company Affairs has amended the Companies (Particulars of employees) Rules, 1975 to the effect that particulars of employees of companies engaged in Information Technology sector posted and working outside India, not being directors or their relatives, drawing more than Rs. 24 lakh per financial year or Rs. 2 lakh per month, as the case may be, need not be included in the statement. Accordingly, the statement included in this report does not contain the particulars of employees who are posted and working outside India.

Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the balance sheet date.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are set out in the annexure included in this report.

Infosys Foundation

We are committed to contributing to society. In 1996, we established Infosys Foundation as a not-for-profit trust to support initiatives that benefit the society at large. The Foundation supports programs and organizations devoted to the cause of the destitute, the rural poor, the mentally challenged, and the economically disadvantaged sections of the society. It also helps preserve certain cultural forms and dying arts of India. Grants to the Foundation aggregated Rs. 13 crore, as compared to Rs. 15 crore in the previous year.

A summary of the work done by the Foundation is given in the *Infosys Foundation* section of this report. On your behalf, we express our gratitude to the honorary trustees of the Foundation for sparing their valuable time and energy for its activities.

Community service

Through our Computers@Classrooms initiative launched in January 1999, we donated 2,348 computers to various institutions across India. Additionally, we have applied to the relevant authorities for permission to donate computers to educational institutions on an ongoing basis in the future. Microsoft Corporation continues to participate in this initiative by donating relevant software. We would like to place on record our appreciation for their continued support.

Awards

We are happy to report some of the awards that we received during the financial year.

- First position in SAFA (South Asian Federation of Accountants) Best Presented Accounts Award 2004 in the Communication and Information Technology Sector based on the evaluation of the Annual Report of the company
- Business 2.0 ranked Infosys at No. 8 among fastest growing tech companies
- *Wired* magazine ranked Infosys at No. 9 on The Wired 40
- Infosys named "India's Best Managed Company" based on a study conducted by *Business Today* and A.T. Kearney
- Infosys topped the regional rankings for best Corporate Governance in *Asiamoney's* Corporate Governance Poll
- National award for Excellence in Corporate Governance from the Institute of Companies Secretaries of India
- Best Annual report award from the Institute of Chartered Accountants of India for the 10th successive year

Acknowledgments

We thank our clients, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the Governments of the United States of America, China, Australia, Mauritius and the Czech Republic. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, the Income Tax Department, the Software Technology Parks – Bangalore, Chennai, Hyderabad, Mohali, Mysore, Pune, Bhubaneswar, Mangalore, Thiruvananthapuram and New Delhi, the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the State Governments, and other government agencies for their support, and look forward to their continued support in the future.

For and on behalf of the board of directors

Nandan M. Nilekani	N. R. Narayana Murthy
Chief Executive Officer, President and Managing Director	*Chairman and Chief Mentor*

Bangalore
April 14, 2006

Annexure to the directors' report

a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

1. Conservation of energy

Our operations are not energy-intensive. However, significant measures are taken to reduce energy consumption by using energy-efficient computers and purchasing energy-efficient equipment. We constantly evaluate new technologies and invest to make our infrastructure more energy-efficient. Currently, we use CFL fixtures and electronic ballasts to reduce the power consumption of fluorescent tubes. A building automation system to control the working of air conditioners and to make them more energy-efficient has been implemented. Air conditioners with energy-efficient screw compressors for central air conditioning and air conditioners with VRV system and split air conditioners for localized areas are used. High efficiency, hydro-pneumatic pumps are being used in water pumping systems.

In addition, we use amorphous core transformers in place of conventional transformers at all our locations, which operate at an efficiency of over 98%. We are also using power factor correctors at the supply level of the state grid power to achieve high energy efficiency. We use solar water heating system for water heating in our staff hostels.

As energy costs comprise a very small part of our total expenses, the financial impact of these measures is not material.

2. Research and Development (R&D)

Research and development of new services, designs, frameworks, processes and methodologies continue to be of importance to us. This allows us to enhance quality, productivity and customer satisfaction through continuous innovation.

a. R&D initiative at institutes of national importance

This initiative has been described in the *Research and education initiatives* section in the *Directors' report.*

b. Specific areas for R&D at the company

We spent Rs. 42 crore on R&D in the fiscal year 2006, on enhancing and developing new functionalities in the banking product suite Finacle® and on methodologies and new technologies, which allow us to improve our service capabilities. We further enhanced the requirements modeling tool 'InFlux™' to include performance modeling. Increased deployment is helping us to capture software requirements better and is reducing requirements-related defects in development projects. This allows us to differentiate our development methodology.

Our Domain Competency Group (DCG) is developing new models for several vertical industry segments. These industry solutions address some of the current problems faced by these industries. Examples are Straight Through Processing (STP) for the financial services industry, Perishables Management for the grocery industry, and HIPAA for the healthcare industry.

Our employees have published several papers in international and domestic journals and magazines on various topics. A book has been brought out based on the research done by our Software Engineering and Technology Labs (SETLabs) titled '*The Art and Technology of Software Engineering.*' Our employees have also participated as speakers in several international and domestic conferences.

c. Benefits derived as a result of R&D activity

Our performance testing center and the e-commerce research labs have been instrumental in building expertise in the areas of software performance solutions, testing, architecture and prototype development.

d. Future plan of action

There will be continued focus on and increased investment in the above R&D activities. Future benefits are expected to flow in from initiatives undertaken this year.

e. Expenditure on R&D for the year ended March 31,

in Rs. crore

	2006	2005
Revenue expenditure	102	74
Capital expenditure	–	–
Total	102	74
R&D expenditure / total revenue (%)	1.13%	1.08%

3. Technology absorption, adaptation and innovation

We have identified three thought leadership areas: Knowledge Management, Collaborative Technologies and Convergence Technologies. We have created technology roadmaps in these areas that anticipate changes based on the evolution of technology in two to five years. Based on these technology roadmaps, we have created various scenarios in vertical industry segments and have developed proof-of-concept applications along with clients and technology partners. For instance, we have created proof-of-concept applications in collaborative technologies such as .NET along with Microsoft. This has been demonstrated to our clients, and has resulted in getting several new projects in the .NET technology area.

4. Foreign exchange earnings and outgo

a. Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

In fiscal 2006, 98.18% of revenues were derived from exports. Over the years, we have established a substantial direct-marketing network around the world, including North America, Europe and the Asia Pacific regions. These offices are staffed with sales and marketing specialists, who sell the company's services to large, international clients.

b. Foreign exchange earned and used for the year ended March 31,

in Rs. crore

	2006	2005
Gross earnings	8,655	6,105
Outflow (including capital goods and imported software packages)	3,546	2,903
Net foreign exchange earnings	5,109	3,202
NFE / Gross earnings (%)	59.03%	52.45%

For and on behalf of the board of directors

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

N. R. Narayana Murthy
Chairman and Chief Mentor

Bangalore
April 14, 2006

Annexure to the directors' report

b) Information as per Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, and forming part of the directors' report for the year ended March 31, 2006

Sl. No.	Name	Designation	Qualification	Age (Years)	Date of joining	Experience (Years)	Gross remuneration (Rs.)	Previous employment and designation
1	Abhay M. Kulkarni	Associate Vice President – Transportation & Services (Delivery)	BE	39	February 26, 1990	18	36,28,616	TISCO – Graduate Trainee
2	Abhijit Sen	Delivery Manager – High Tech & Discrete Manufacturing (Delivery)	BE	38	January 14, 2002	16	24,19,772	VISA International, Department Head
3	Aditya Nath Jha	Associate Vice President – Corporate Marketing	B.Tech (H)	40	November 10, 2003	19	25,93,607	Big Leap, Chief Executive Officer
4	Alok Bajpai	Associate Vice President – Finance	BSc, CPA, ACA	40	May 5, 2004	17	29,82,602	Port Fish Ltd., Controller
5	Anand Krishna	Group Manager – Go-to-Market (Marketing)	BE, MBA	40	July 12, 2000	16	25,96,962	PWC, Sr. Manager Transaction Services
6	Ananth Vaidyanathan	Associate Vice President – Strategic Global Sourcing (Sales)	BE	37	January 16, 1992	15	34,16,707	Tata Electric Com, Trainee
7	Anuradha Biswas	Divisional Manager – Independent Validation Services	BSc	33	September 24, 2001	13	29,64,844	Aztec Software, Senior Manager, QA
8	Ardhendu Sekhar Das	Divisional Manager and Head – Bhubaneswar Development Center	BE	40	January 23, 1998	18	28,49,391	Fujitsu Network Communications Inc., Database Administrator
9	Arun Ramu	Vice President – Independent Validation Services	B.Tech	45	August 28, 2000	23	46,36,578	Trigent Software, General Manager
10	Ashok Kacker	Principal Consultant – Infosys Leadership Institute	B.Tech (H), MBA	58	January 24, 2005	36	27,19,954	Success Dynamics, Director
11	Babuji S.	Associate Vice President – Product Engineering (Delivery)	BE	56	December 17, 1997	33	25,45,357	Mahindra British Telecom Ltd., Chief Manager
12	Balakrishnan V.	Company Secretary and Senior Vice President – Finance	BSc, ACS, CA, AICWA	41	September 2, 1991	19	54,51,644	AMCO Batteries Ltd., Senior Accounts Executive
13	Balashankar	Associate Vice President – Product Engineering	BE	50	December 17,1997	26	24,53,362	Bharat Electronics Ltd., Manager & Dept. Head Of R&D
14	Bhaskar Chicknanjundappa	Divisional Manager – Energy, Utilities & Resources (Delivery)	BE, MS	38	September 2, 1998	13	26,34,600	INDUS International, Project Leader
15	Bhuvaneswari Sundaram	Associate Vice President – Banking & Capital Markets (Delivery)	BSc, MCA	41	August 28, 2000	18	26,01,885	CITIBANK, Asst. Vice President
16	Bikramjit Maitra	Vice President – HRD	B.Tech (H), BSc	51	February 22, 1999	25	43,02,327	R. S. Software, Vice President
17	Binod H. R.	Senior Vice President – Commercial & Facilities	BE	43	August 2, 1993	20	44,82,050	MICO, Senior Engineer, Technical Sales
18	Chandra Shekar Kakal	Vice President – Enterprise Solutions	BE, MBA, PGD	45	March 1, 1999	22	40,78,066	Ramco Systems, Product Manager
19	Chandraketu Jha	Associate Vice President – Finance	BCom, CA	42	June 26, 2000	18	28,24,300	Global Business Dimensions, Head Of Accounts & Finance
20	Charles Henry Hawkes	Associate Vice President & Head – Bangalore Development Center (Unit 2)	BSc	46	November 15, 1996	20	24,98,400	Trans Oceanic Travel, Manager
21	Col. Krishna C. V.	Vice President – Infrastructure & Security	BE, MBA	59	April 1, 1998	30	28,50,879	Indian Army, General Engineering
22	Deepak N. Hoshing	Associate Vice President – Engineering (Bankaway)	B.Tech (H)	43	October 10, 1996	21	31,73,372	UNISYS, Technical Project Leader
23	Deepak Natraj Ramamurthi	Associate Vice President – Finance	BCom (H), ACA	40	July 10, 2000	15	34,57,208	Ernst & Young, Head Assurance, Chennai
24	Deepak Sinha	Vice President – Computer & Communications Division	BSc(H)	58	April 6, 1998	37	42,48,830	Indian Air Force, Section Head
25	Deependra Moitra	Associate Vice President – Software Engineering & Technology Labs	B.Tech(H)	36	December 12, 2002	13	33,13,299	Bell Labs, General Manager
26	Dheeshjith V. G.	Vice President – Transportation & Services	BSc, ME	42	September 14, 1987	18	42,65,270	–
27	Dinesh Krishnaswamy	Director and Head – Communication Design Group, Information Systems and Quality & Productivity	BSc, MSc	51	September 1, 1981	33	40,87,742	Patni Computers Systems Pvt. Ltd., Senior Software Engineer
28	Dinesh R.	Associate Vice President – Retail, Distribution & Consumer Products Group (Delivery)	BE	37	October 1, 1990	15	32,20,338	–
29	Eshan Joshi	Associate Vice President – HR Compliances	B.Tech(H), PGD	33	September 2, 1998	9	32,07,086	K.L.G. Systel Ltd., Dty. Mgr. – HRD, Quality & Education
30	Ganesh Gopalakrishnan	Vice President – Insurance, Health Care & Life Sciences (Delivery)	BE(H), PGD	43	May 2, 1994	19	39,35,000	Asian Paints India Ltd., Systems Executive
31	Geetha G.	Delivery Manager – Product Engineering	BE	40	December 1, 1995	19	24,13,379	ITI Limited, Senior Engineer
32	Geetha Kannan	Associate Vice President – HR Business Partner (HRD)	BCom, MBA	41	April 1, 1993	17	26,33,549	NIIT Coimbatore, Business Manager
33	Girish G. Vaidya	Senior Vice President – Infosys Leadership Institute	BE, PGD	55	January 22, 1999	31	49,30,475	ANZ Grindlays, Head & Director Operations
34	Gopal Sondur	Senior Program Manager – Finacle	BE, ME	50	October 2, 2002	26	24,92,119	A. T. Kearney Management Consulting, Sr. Principal

Sl. No.	Name	Designation	Qualification	Age (Years)	Date of joining	Experience (Years)	Gross remuneration (Rs.)	Previous employment and designation
35	Gopalakrishnan S.	Chief Operating Officer, Deputy Managing Director and Head – Customer Service & Technology	BSc, MTech, MSc	50	February 1, 1981	27	42,18,312	Software Sourcing Company, Technical Group – Vice President
36	Gopikrishnan Konnanath	Practice Manager – Enterprise Solutions (Delivery)	BE	35	November 7, 1994	12	26,59,660	BPL Systems & Project – Trainee
37	Haragopal Mangipudi	Vice President – Professional Services Group (Finacle) and Head – Bangalore Development Center (Unit-3)	LLB, BSc, PGD	44	December 8, 1993	19	34,32,666	Canara Bank – Officer
38	Harsha H. M.	Vice President – Banking and Capital Markets (Delivery)	DIPLOMA, BE, ICWA	42	August 1, 1986	20	38,87,506	–
39	Indranil Mukherjee	Delivery Manager – Enterprise Solutions (Delivery)	AMIE	35	December 4, 1995	10	25,22,769	Chipsoft Technologies – Customer Relations
40	Ishwar C. Halalli	Divisional Manager – Communication Service Providers (Delivery)	BE, MTech	43	January 19, 1996	20	25,80,673	AT&T SSTL – Manager
41	Jagdish Krishna Vasishtha	Associate Vice President and Head – Bangalore Development Center (Unit 7)	BE	35	April 17, 1997	14	25,08,400	AT&T – Senior Engineer
42	Jamuna Ravi	Associate Vice President & Head – Bangalore Development Center (Unit 5)	BE	43	November 19, 2001	21	30,02,830	Trigent Software Limited – Vice President & Head Operations
43	Jayaraman Nair	Associate Vice President – Communication Service Providers (Delivery)	MSc Integrated	35	June 22, 1992	14	24,19,947	–
44	Jitendra Sangharajka D.	Group Project Manager – Information Systems	BE	38	September 1, 1999	16	24,13,077	Larsen & Toubro Ltd.– Executive Information Systems
45	Joydeep Mukherjee	Associate Vice President – Energy, Utilities & Resources (Delivery)	BTech	37	June 22, 1992	14	35,98,617	–
46	Kannan Amaresh	Principal Consultant – Domain Competency Group	BA, CA	37	June 22, 1900	13	24,33,225	Standard Chartered Bank – Business Development Manager
47	Karthikeya N. Sarma	Associate Vice President – Overseas HR	BE, PGD	36	September 1, 1999	10	28,33,482	ICI India Ltd. – Staff Training Manager & Personnel Manager
48	Komaralingam Gopalan Ramachandran	Senior Vice President – Infosys Leadership Institute	BLaws, BCom, CAIIB	60	March 1, 2004	38	39,78,298	BHEL – Chairman & Managing Director
49	Krishnamoorthy Ananthasivam	Vice President – Retail, Distribution & Consumer Products Group (Delivery) and Head – Thiruvananthapuram Development Center	BTech, MSc Engg	44	January 13, 1986	23	35,61,474	Urban Transport Development Corp. – Research Assistant
50	Krishnan S.	Associate Vice President – Finance	BCom, ACA, ICWA	38	September 15, 1997	14	34,07,596	Bennett Coleman & Company Limited – Senior Business Correspondent
51	Lakshmanan G.	Delivery Manager – Europe, Middle East & Africa (Delivery)	BE, ME	39	January 2, 1995	17	31,36,607	Larsen & Toubro Ltd. – Executive
52	Lalit Suresh Kathpalia	Delivery Manager – Asia Pacific (Delivery)	BE	39	April 14, 2004	17	26,28,349	HSBC Software Development (India) Pvt. Ltd – Delivery Head
53	Madhav Dattaraj Kulkarni	Delivery Manager – Banking & Capital Markets (Delivery)	BTech, MTech	39	May 4, 1998	17	24,87,870	PRT (Barbados) – Project Manager
54	Mahesh Kamath P.	Delivery Manager – Insurance, Health Care & Life Sciences (Delivery)	BE	37	May 8, 1995	15	24,20,410	APTECH Comuter Education – Teaching
55	Md. Iqbal	Delivery Manager – High Tech & Discrete Manufacturing (Delivery)	BTech	34	May 2, 1994	12	25,20,737	Kirloskar Computer Services – Associate Engineer
56	Meera Govind Rajeevan	Associate Vice President – Strategic Global Sourcing (Sales)	BTech, PGD	38	August 7, 1995	15	26,75,922	Srishti Open Systems, Associate
57	Merwin Fernandes	Vice President – Finacle	BCom	46	August 6, 1997	25	35,87,283	DSQ Software Ltd. – Business Development
58	Mohandas Pai T. V.	Director, Chief Financial Officer and Head – Finance & Administration, Education & Research and Human Resources	LLB, BCom, FCA	47	October 17, 1994	24	75,82,416	Prakash Leasing Limited – Executive Director
59	Mrityunjay Kumar Singh	Delivery Manager – Europe, Middle East & Africa (Delivery)	BTech	34	May 7, 2001	14	25,62,247	Systems Solutions and Services Consulting Inc., Account Manager
60	Muthuvel Gajapathi	Divisional Manager – Transportation & Services (Delivery)	BSc, MCA	37	August 27, 1992	15	27,64,642	PSI Bull – System Executive
61	Nagaraj N. S.	Associate Vice President – Software Engineering & Technology Labs	BE	36	June 22, 1992	14	33,19,304	–
62	Nagaraj S.	Associate Vice President – Systems Integration (Delivery)	BE, ME	40	March 23, 1992	14	26,13,051	Stup Consultants – Design Engineer
63	Nandan M. Nilekani	Chief Executive Officer, President, Managing Director and Chairman – Management Council	BTech	50	July 1, 1981	28	41,17,120	Patni Computers Systems Pvt. Ltd. – Assistant Project Manager
64	Narayana Murthy N. R.	Chairman and Chief Mentor	BE, MTech	59	March 18, 1982	35	41,59,556	Patni Computers Systems Pvt. Ltd. – Head – Software Group
65	Narendran Koduvattat	Vice President – Energy, Utilities & Resources	BSc	39	March 8, 1993	19	42,47,798	PSI Data Systems Ltd. – Senior Software Engineer
66	Narsimha Rao Mannepalli	Associate Vice President and Head – Hyderabad Development Center (Unit 2)	BE, PGD	38	January 29, 2001	16	30,19,144	Ramco Systems – Project Director – e-Commerce Solutions

Sl. No.	Name	Designation	Qualification	Age (Years)	Date of joining	Experience (Years)	Gross remuneration (Rs.)	Previous employment and designation
67	Neeraja Shetty	Delivery Manager – Europe, Middle East & Africa (Delivery)	BE, MTech	39	January 2, 1995	16	29,41,312	NCST, Scientist
68	Nithyanand Y.	Delivery Manager – Independent Validation Services	BE	37	February 5, 1996	17	24,03,821	Larsen & Toubro Ltd., Executive
69	Parameswar Y.	Vice President – Product Engineering	BE, MTech	50	October 14, 1996	26	43,36,080	C-Dot, Divisional Manager
70	Parthasarathy M. A.	Associate Vice President – Strategic Global Sourcing (Sales)	BE, PGD	56	August 30, 1999	34	36,44,466	IMR Global Ltd., Group Manager
71	Paul Bendix Sebastian Kollannur	Associate Vice President – Infrastructure Management Services	BE	39	October 8, 2001	17	27,22,891	Bangalore Labs Pvt. Ltd., Client Service Manager
72	Prabhakar Devdas Mallya	Vice President – Security Audit & Architecture	BTECH, MTECH	51	December 15, 1986	36	26,79,096	IDS, AVP
73	Prakash Jayaram	Principal – Corporate	BE, MS	36	January 17, 2005	13	27,48,390	Krohm Solutions, Co-Founder / Vice President
74	Praveen Kumar K.	Associate Vice President – Retail, Distribution & Consumer Products Group (Delivery)	BE	35	March 21, 1992	14	26,35,024	Aruna Software Technologies, Systems Software
75	Pravin Rao U. B.	Senior Vice President – Retail, Distribution & Consumer Products Group	BE	44	August 4, 1986	21	50,70,397	Indian Institute Of Science, Trainee
76	Priti Jay Rao	Vice President – Infrastructure Management Services and Head – Pune Development Center (Unit 1)	BSc, MSc	46	July 2, 1997	25	44,75,595	L & T Ltd., Heading Software Development Centre
77	Priya Kurien	Principal Architect – Europe, Middle East & Africa (Delivery)	BE, MS	33	February 6, 1997	12	27,44,285	EDS, Developer
78	Rajani Kanth Katragadda	Associate Vice President – Infosys Leadership Institute	BE	48	May 28, 2001	26	31,43,678	Consulting, CTO
79	Rajaram Venkataraman	Delivery Manager – Banking & Capital Markets (Delivery)	BE, BSc, MBA	42	September 20, 2004	20	24,78,078	CMH India, Vice President
80	Rajesh Rao A.	Associate Vice President – Enterprise Solutions (Delivery)	BTech, MS	37	March 21, 1992	14	32,31,095	–
81	Rajinder K. Gandotra	Principal Technical Consultant – Systems Integration (Delivery)	AMIE	39	December 15, 1998	16	25,11,711	Microland Ltd., Consultant
82	Rajiv Bansal	Associate Vice President – Global Business Operations	BCom (H), CA, ICWAI	33	October 11, 1999	12	34,07,596	Tata Technologies (I) Limited, Manager Finance
83	Rajiv Raghu	Associate Vice President – Banking and Capital Markets (Delivery)	BE (H)	36	June 17, 1991	15	26,63,869	Continental Device, Trainee
84	Rama N. S.	Associate Vice President and Head – Bangalore Development Center (Unit 1)	BE	56	March 31, 1999	35	34,91,091	Satyam Computer Services, Consultant
85	Ramachandran Kallankara	Associate Vice President – Enterprise Solutions (Delivery)	BTECH, PGD	43	May 10, 1993	19	32,85,575	Canbank Financial Services, Project Executive
86	Ramadas Kamath U.	Senior Vice President – Accounts & Administration	BBM, CA	45	July 1, 1994	21	51,60,321	Manipal Printers And Publishers Ltd., Accountant
87	Ramakrishna Kalluri	Associate Vice President & Head – Hyderabad Development Center (Unit 1)	BTech	37	July 22, 1990	16	26,89,169	–
88	Ramakrishnan M.	Manager – SEPG (Quality)	BSc, CAIIB	49	September 4, 1996	28	26,88,976	Canara Bank, Officer
89	Ramarathinam Sellaratnam	Principal Solutions Manager – Systems Integration (Delivery)	BTech, BSc, MBA	45	March 20, 2002	22	24,00,768	Synova Inc., Project Manager
90	Ramesh S.	Associate Vice President – HR Consulting (HRD)	BTech, PGD	38	September 18, 1996	14	24,49,768	VST Industries Ltd., Personnel Executive
91	Rangan Varadan	Associate Vice President – Domain Competency Group	BCom, CA, MS, PhD	40	May 13, 1999	17	35,72,277	Lehigh University, Assistant Professor
92	Ranganath Dwarakanath Mavinakere	Associate Vice President – Domain Competency Group	BE, PGD, MTech	43	December 4, 2000	18	39,16,678	Surya Software Systems Pvt. Ltd., Director
93	Ravi Kiran	Associate Vice President – Systems Integration (Delivery)	BE	42	February 15, 1996	19	30,22,500	ABB Ltd., – Senior Engineer, Marketing
94	Ravi Kumar S.	Associate Vice President – Enterprise Solutions (Delivery)	BE, PGD	34	November 8, 2002	12	31,90,030	Sapient Corp., Director
95	Ravindra Muthya Pranesha Rao	Vice President – Education & Research	BSc, MSc, PhD	58	August 13, 2001	32	44,11,227	HCL Technologies, Head – SDC & Vice President
96	Ravishankar M. R.	Associate Vice President – Product Lifecycle & Engineering Solutions	BE, ME	40	January 16, 1998	18	27,28,123	TCS, Associate Consultant
97	Richa Govil	Group Manager – Go-to-Market (Marketing)	BA, PhD	34	July 12, 2004	13	25,51,837	Bain & Co., Team Leader
98	Samson David	Associate Vice President – Asia Pacific (Delivery)	BE	37	March 15, 1992	15	37,96,881	Voltas Ltd., Service Engineer
99	Sanat Rao	Associate Vice President Product Strategy & Management (Finacle)	BCom, PGD	41	December 20, 1999	15	27,95,587	Citicorp Information Technology Ltd., Consultant – Data Warehousing Unit
100	Sangeeta Das	Senior Principal Consultant – Enterprise Solutions	BSc, PGD	35	December 4, 2000	10	31,65,380	PriceWaterhouseCoopers Ltd., Consultant
101	Sanjay Jalona	Associate Vice President – Europe, Middle East & Africa (Delivery)	MSc (Tech)	37	December 15, 2000	16	38,99,175	Gemplus India Pvt. Ltd. – Director

Sl. No.	Name	Designation	Qualification	Age (Years)	Date of joining	Experience (Years)	Gross remuneration (Rs.)	Previous employment and designation
102	Sanjay Purohit	Associate Vice President – Corporate Planning and Member Secretary – Management Council	BE	39	December 27, 2000	16	40,43,795	Tata Quality Management Services – Senior Consultant
103	Sanjeev Goel	Delivery Manager – Transportation & Services (Delivery)	BE	39	February 4, 1999	17	24,19,459	Tata Consultancy Services, Associate Consultant
104	Satish H. C.	Associate Vice President – Banking and Capital Markets (Delivery)	BE	34	May 2, 1994	12	26,15,370	–
105	Satyendra Kumar	Senior Vice President – Quality & Productivity	BSc (H), MSc	52	September 27, 2000	30	46,46,191	IMR Global, Vice-President
106	Shailendra Jha	Associate Vice President – Communication Service Providers (Delivery)	BE (H)	45	December 1, 2000	24	24,19,490	Zensar Technologies Ltd., General Manager
107	Shailesh Arvind Ghorpade	Associate Vice President – Corporate Planning	BSc (Tech), BSc, MMS	40	May 14, 2002	15	24,16,091	Tata Finance Ltd., General Manager & Corporate Quality Head
108	Shaji Mathew	Divisional Manager & Head – Mysore Development Center	BTech	35	June 22, 1992	14	32,09,392	Mukand Ltd. Bombay
109	Shekhar S. Potnis	Associate Vice President – Asia Pacific (Delivery)	BE, MBA	38	November 1, 1996	14	29,93,622	Thermax Systems &S/W, Executive
110	Shibulal S. D.	Director & Group Head – World-wide Sales and Customer Delivery	BSc, MSc, MS	51	September 1,1981	30	1,01,73,507	Sun Microsystems, Senior I.R. Manager
111	Shiv Shankar N.	Associate Vice President and Head – Chennai Development Center	BTech	44	August 4, 1999	24	31,96,078	PRT, Senior Manager
112	Shubha V.	Associate Vice President & Head – Bangalore Development Center (Unit 4)	BE	46	August 2, 2000	24	24,15,047	BOSCH, Senior Project Manager
113	Sivashankar J.	Vice President – Information Systems	BTech, MMS	46	January 22, 1999	22	44,26,733	Anuvin Business Solutions, Director
114	Sreedhara Rama Warrier	Principal Consultant – Domain Competency Group	BTech	40	July 10, 2000	17	28,87,934	The New India Assurance Co. Ltd., Admin Officer
115	Sridhar Marri	Associate Vice President – Communication Design Group	BCom, PGD	39	August 26, 1996	19	29,60,879	PCL – Mindware, Project Leader
116	Srikantan Moorthy	Vice President – Communication Service Providers (Delivery)	BE	43	December 7, 2000	21	38,29,663	Inventa Corporation, General Manager
117	Srinath Batni	Director & Group Co Head – World-wide Customer Delivery	BE, ME	51	June 15, 1992	28	68,05,047	PSI Bull (I) Ltd., Senior Manager Marketing Technical Support
118	Srinivas Thonse	Principal Architect – Software Engineering & Technology Labs	BE	36	March 23, 1992	14	24,15,337	PSI Data Systems – Systems Software
119	Srinivas Uppaluri	Associate Vice President – Corporate Marketing	BSc, CA	43	August 21, 2002	21	36,22,117	Andersen Business Consulting, Director – Business Consulting
120	Srinivasan Raghavan	Associate Vice President – Asia Pacific (Delivery)	BE	47	June 23, 2000	25	28,61,403	Tata Infotech Ltd., Group Manager
121	Subhash B. Dhar	Vice President – Communication Service Providers	BE, PGD	39	February 24, 1997	17	39,65,284	Ravi Database Consul., VP Marketing
122	Subrahmanya S. V.	Associate Vice President – Education & Research	BE, MTech	44	October 8, 1996	18	30,06,517	Ashok Leyland Information Technology Ltd., Asst. Project Manager
123	Subramanyam G. V.	Vice President – Microsoft Technology Centre and Software Engineering & Technology Labs	BE	39	June 15, 1988	18	43,60,044	–
124	Sudhir Albuquerque	Associate Vice President & Head – Mangalore Development Center	BE	37	October 1, 1990	15	37,22,796	–
125	Suman Sasmal	Associate Vice President – Insurance, Health Care & Life Sciences (Delivery)	BE, PGD	42	December 12, 2001	19	26,42,582	R. S. Software India Ltd., Vice President
126	Sunil Senan	Delivery Manager – Enterprise Solutions	BE	33	January 8, 2001	10	26,80,488	Tata Consultancy Services, IT Analyst
127	Suresh J. K.	Associate Vice President – Education & Research	BTech, MS, PhD	46	July 27, 1998	23	28,15,993	ADA, Dy. Project Director
128	Suresh Prahlad Bharadwaj	Principal – Retail, Distribution & Consumer Products Group (Delivery)	BE, MSc Engg.	44	December 6, 2004	20	31,90,783	Symmetrix Consulting Pvt. Ltd., Director
129	Surya Prakash K.	Associate Vice President – Automotive & Aerospace (Delivery)	BE	37	July 23, 1990	16	33,71,634	–
130	Thothathri Visvanathan	Associate Vice President & Head – Mahindra City Development Center	BE	43	July 6, 2000	20	32,41,235	CSAI, Senior Consultant
131	Venkataramanan T. S.	Associate Vice President – Engineering (Finacle)	BE	41	November 29, 1993	20	26,61,539	Telco Ltd., Senior Systems Officer
132	Venkatramana Gosavi	Regional Manager – Finacle	BE, MBA	41	April 3, 2002	17	25,87,361	Ramco Systems, Country Manager (India & Middle East)
133	Vijay Ratnaparkhe	Associate Vice President – Enterprise Solutions (Delivery)	BE, MTech	41	May 11, 1998	18	33,44,580	COSL, Consultant
134	Vinayak Pai V.	Associate Vice President – Finance	BCom, CA	35	April 3, 1995	14	35,30,221	Sajawat Industries Ltd., Chief Accountant
135	Visveswara Gupta K.	Delivery Manager – Transportation & Services (Delivery)	BE	37	April 4, 1992	14	24,29,830	–

Employed for part of the year with an average salary of above Rs. 2 lakh per month

Sl. No.	Name	Designation	Qualification	Age (Years)	Date of joining	Experience (Years)	Gross remuneration (Rs.)	Previous employment and designation
1	Amirthraj R.	Senior Project Manager – Automotive & Aerospace (Delivery)	BTech (H)	31	June 26, 1995	11	3,29,662	–
2	Anandaraman V.	Delivery Manager – Asia Pacific (Delivery)	BE	35	July 27, 1992	14	28,76,366	–
3	Anil Ramalinga Reddy	Senior Consultant – Enterprise Solutions (Delivery)	BE	37	September 28, 2004	17	3,50,565	Siemens Information Systems Ltd., Senior Consultant
4	Ashim Kumar Ghosh	Associate Vice President – Transportation & Services (Delivery)	BTech (H), MSc, PGD	51	January 2, 2002	25	5,71,586	Kirloskar Computer Services & Kirloskar Software, Managing Director / CEO
5	Balaji S.	Implementation PM – Professional Services Group (Finacle)	BE	32	April 28, 1997	10	11,24,547	Wipro Fluid Power, Production Incharge
6	Dakshinamurthy K. S. V.	Project Manager – Energy, Utilities & Resources (Delivery)	BTech, MTech	38	July 6, 1994	16	3,19,415	DELL – Software Specialist
7	Goutam Das	Delivery Manager – Independent Validation Services	BSc, MS	40	March 14, 2005	17	22,35,279	Kanbay Software Pvt. Ltd., – Manager
8	Hari Ramachandra	Project Manager – Retail, Distribution & Consumer Products Group (Delivery)	BSc, MCA	35	December 26, 2001	12	2,26,686	Larsen & Toubro Infotech Ltd. – Project Leader
9	Hema Ravichandar	Senior Vice President – Human Resources Development	BA, PGD	44	December 30, 1998	23	24,70,192	Empower Associates – Proprietor
10	Manohara N.	Associate Vice President – Asia Pacific (Delivery)	BE	37	July 22, 1991	15	15,96,757	Larsen & Toubro – Trainee
11	Mihir Kumar	Consultant – Enterprise Solutions (Delivery)	BE, PGD	32	January 12, 2004	7	2,65,772	Tata Consultancy Services – IT Analyst
12	Mohammed Hussain Naseem	Regional Manager – Finacle	BTech, MS, MS	40	September 7, 1998	16	20,43,414	Wipro-GE Medical Systems – National Product Manager
13	Omprakash Subbarao	Delivery Manager – Education & Research	BE, ME, PGD	45	April 11, 2000	17	18,38,288	KPMG – Manager
14	Pankaj Sharma	Programmer Analyst – High Tech & Discrete Manufacturing (Delivery)	BE	29	September 4, 2000	8	2,34,467	Delphi Packard Electric Systems – Product Engineer
15	Rajesh Varrier	Delivery Manager – Enterprise Solutions	BSc Engg	36	July 17, 2000	13	25,90,991	Dataedge Inc. – Sr. Consultant
16	Ramana Murthy Venkata Kuchibhotla	Senior Project Manager – Asia Pacific (Delivery)	BTech, MTech	35	August 30, 2004	12	5,54,246	Satyam Computer Services Ltd – Consultant
17	Ramesh Arun Rajasekar Doraiaj	Delivery Manager – Education & Research	BE	39	April 4, 2001	16	25,23,595	IBM Global Services – Senior Project Manager
18	Ramkumar Ramaswamy	Associate Vice President – Transportation & Services (Delivery)	BSc, MSc, PhD	39	December 2, 1993	12	15,68,375	–
19	Rangarajan Padmanabhan	Associate Vice President – Finacle	PGD,MSc	37	August 21, 1996	15	31,59,310	Wipro Infotech – Manager
20	Ravi Sarma	Account Manager – Finacle	BCom, MMS	39	January 20, 2005	17	3,82,499	Tata Infotech Ltd., – Consultant
21	Roopa Prasad Doraswamy	Corporate Counsel	BA, LLB (Honours)	34	October 11, 2004	10	4,07,261	Wipro Technologies – Manager (Legal)
22	Sanjay Dutt	Associate Vice President – Product Lifecycle & Engineering Solutions	BTech (H), PGD	37	December 20, 1999	15	44,45,726	A. T. Kearney Limited – Manager – Strategy & Re-Engg.
23	Sareen Kumar Gogi	Senior Consultant – Enterprise Solutions (Delivery)	BE	32	March 15, 2004	11	7,50,524	Noblestar Systems – Consulting Manager
24	Sesha Sayanam M. A. R.	Group Project Manager – Europe, Middle East & Africa (Delivery)	BTech, MTech	40	June 18, 1990	16	6,44,671	–
25	Shreeranganath Krishnarao Kulkarni	Divisional Manager – Insurance, Health Care & Life Sciences (Delivery)	BE, PGD	41	July 3, 2000	19	32,07,892	Mastek Ltd. – Project Manager
26	Sripriya R.	Programmer Analyst – Retail, Distribution & Consumer Products Group (Delivery)	BSc, MCA	30	August 2, 1999	7	4,47,804	–
27	Valmeekanathan Subramanian	Unit Head – Product Lifecycle & Engineering Solutions	BE (H)	41	December 12, 2005	21	9,63,706	Freelance Consultant – Independent Consultant
28	Vinay Kumar Hingorani	Project Manager – Retail, Distribution & Consumer Products Group (Delivery)	BE	31	December 2, 2002	10	2,47,975	Transworld Solutions – Project Manager
29	Yegneshwar Sivaraman	Vice President – Infosys Leadership Institute	BE (H), PhD	45	July 17, 2001	18	30,24,174	Savantech – Head Engineer – SVP

Notes: *Remuneration comprises basic salary, allowances and taxable value of perquisites.*
None of the employees is related to any director of the company
None of the employees owns more than 2% of the outstanding shares of the company as on March 31, 2006.
The nature of employment is contractual in all the above cases.

For and on behalf of the board of directors

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

N. R. Narayana Murthy
Chairman and Chief Mentor

Bangalore
April 14, 2006

Annexure to the directors' report (contd.)

c) The directors' responsibility statement as required under Section 217 (2AA) of the Companies Act, 1956

The financial statements are prepared in conformity with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to us; on the historical cost convention; as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards. The accounting policies used in the preparation of the financial statements have been consistently applied except as otherwise stated in the notes on accounts.

The Board of Directors accept responsibility for the integrity and objectivity of these financial statements. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the form and substance of transactions, and reasonably present our state of affairs and profits for the year. To ensure this, we have taken proper and sufficient care in implementing a system of internal control and accounting records; for safeguarding assets; and for preventing and detecting frauds as well as other irregularities; which is reviewed, evaluated and updated on an ongoing basis. Our internal auditors have conducted periodic audits to provide reasonable assurance that the established policies and procedures have been followed. However, there are inherent limitations that should be recognized in weighing the assurances provided by any system of internal controls and accounts.

The financial statements have been audited by M/s. BSR & Co., Chartered Accountants, the statutory auditors.

The audit committee meets periodically with the internal auditors and the statutory auditors to review the manner in which the auditors are discharging their responsibilities, and to discuss auditing, internal control and financial reporting issues. To ensure complete independence, the statutory auditors and the internal auditors have full and free access to the members of the audit committee to discuss any matter of substance.

For and on behalf of the board of directors

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

N. R. Narayana Murthy
Chairman and Chief Mentor

Bangalore
April 14, 2006

Auditors' certificate on Corporate Governance to the members of Infosys Technologies Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Technologies Limited ("the Company"), for the year ended on 31 March 2006, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
May 4, 2006

Management's discussion and analysis of financial condition and results of operations

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. Our management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

A. Industry structure and developments

Changing economic and business conditions, rapid technological innovation, proliferation of the internet and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate. Customers are increasingly demanding improved products and services with accelerated delivery times and at lower prices. To adequately address these needs, corporations are focusing on their core competencies and are using outsourced technology service providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk, and manage operations more effectively.

The role of technology has evolved from supporting corporations to transforming them. The ability to design, develop, implement, and maintain advanced technology platforms and solutions to address business and customer needs has become a competitive advantage and a priority for corporations worldwide. Concurrently, the prevalence of multiple technology platforms and a greater emphasis on network security and redundancy have increased the complexity and cost of IT systems, and have resulted in greater technology-related risks. The need for more dynamic technology solutions and the increased complexity, cost and risk associated with these technology platforms have created a growing need for specialists with experience in leveraging technology to help drive business strategy.

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to driving future growth for outsourced technology services.

In November 2005, the *Gartner 2005 US IT Spending and Staffing Survey* indicated that enterprises will increase 2006 IT operating budgets by 5.5% over 2005 levels.

Increasing trend toward offshore technology services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. Corporations are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become mainstream in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower total cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. According to *Gartner's* Forecast: IT Outsourcing, Worldwide 2004-2009 Update, worldwide IT outsourcing spending will rise from $193 billion in 2004 to $260 billion by 2009. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development and related support functions and are outsourcing a greater portion of these activities.

The India advantage

India is recognized as the premier destination for offshore technology services. According to a Fact Sheet on the Indian IT Industry recently published by NASSCOM, the total combined Indian IT services and IT-enabled services export market in fiscal 2005 was nearly $18 billion. A report published by NASSCOM-KPMG in 2004 indicated that the total Indian IT services and IT-enabled services export market is projected to grow to $49 billion by 2009.

Key growth factors

High quality delivery. According to a report by *Dataquest* India published in October 2003, 75% of the world's SEI-CMM Level 5-assessed development centers were located in India. SEI-CMM is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

Significant cost benefits. The *NASSCOM Strategic Review 2006* suggests that India has a strong track record of delivering a significant cost advantage, with clients reporting savings of up to 60% over the original cost base.

Abundant skilled resources. India has a large and highly skilled English-speaking labor pool. According to the *NASSCOM Strategic Review 2004*, India produces approximately 2.5 million university and college graduates, including approximately 2,90,000 Engineering degree and diploma holders, from its educational institutions annually.

NASSCOM Strategic Review 2006 suggests that the large and growing pool of skilled professionals has been a key driver of the rapid growth in the Indian IT-ITES sector. According to NASSCOM, India has the single-largest pool of suitable offshore talent – accounting for 28% of the total suitable pool available across all offshore destinations and outpacing the share of the next closest destination by at least a factor of 2.5%.

The factors listed above also make India the premier destination for other services such as IT-enabled services, which we refer to as business process management. Industry analysts have observed that business process management services of leading offshore technology service providers have strong prospects for growth, given the providers' experience, proven track record and breadth of client relationships. According to a Fact Sheet on the Indian IT Industry recently published by NASSCOM, the total Indian IT-enabled services export market in fiscal 2005 was nearly $4.6 billion. The 2004 NASSCOM-KPMG report estimates that the Indian IT-enabled services exports market will grow to approximately $21 billion by 2009.

While these advantages apply to a majority of companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable technology services business. These factors include the ability to:

- effectively integrate onsite and offshore execution capabilities to deliver seamless and scalable services;
- increase depth and breadth of service offerings to provide a one-stop solution in an environment where corporations are increasingly reducing the number of technology services vendors they are using;
- develop and maintain knowledge of a broad range of existing and emerging technologies;
- demonstrate significant domain knowledge to understand business processes and requirements;

- leverage in-house industry expertise to customize business solutions for clients;
- attract and retain high quality technology professionals; and
- make strategic investments in human resources and physical infrastructure (or facilities) throughout the business cycle.

Evolution of technology outsourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a corporation's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, as well as failing to fully leverage technology service providers' full ranges of capabilities. To address these issues, corporations are developing a more systematic approach to outsourcing that necessitates their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

B. Financial condition

1. Share capital

At present, we have only one class of shares – equity shares of par value Rs. 5 each. Our authorized share capital is Rs. 150 crore, divided into 30 crore equity shares of Rs. 5 each. During the previous year, we issued bonus shares in the ratio of 3:1 resulting in an addition of 20,06,04,102 equity shares.

During the year, 531 employees exercised 6,85,702 equity shares issued under the 1998 Stock Option Plan, and 16,269 employees exercised 42,98,729 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 49,84,431. Details of options granted, outstanding and vested are given elsewhere in this report.

The Board of Directors has recommended a 1:1 bonus issue, subject to approval of the shareholders at the ensuing annual general meeting. Consequently, the authorized share capital is proposed to be increased from Rs. 150 crore to Rs. 300 crore.

A statement of movement in the share capital is given below:

	2006		2005	
	Equity shares (No.)	Rs. crore	Equity shares (No.)	Rs. crore
Balance at the beginning of the year	27,05,70,549	135	6,66,41,056	33
Bonus shares issued by capitalization of general reserves	nil	nil	20,06,04,102	100
Shares issued upon conversion of options issued under:				
1998 plan	6,85,702	1	5,69,579	1
1999 plan	42,98,729	2	27,55,812	1
	49,84,431	3	33,25,391	2
Balance at the end of the year	27,55,54,980	138	27,05,70,549	135

2. Reserves and surplus

a. Capital reserve

The balance as of March 31, 2006, amounted to Rs. 6 crore, same as in the previous year.

b. Share premium account

The addition to the share premium account of Rs. 571 crore during the year is due to the premium received on issue of 49,84,431 equity shares, on exercise of options under the 1998 and 1999 stock option plans. During the previous year, an amount of Rs. 439 crore was added to the share premium account, upon exercise of options.

An amount of Rs. 72 crore was also credited to the share premium account during the year from tax benefits in overseas jurisdiction of deductions earned on exercise of employees stock options in excess of compensation charged to the profit and loss account.

A statement of movement in the share premium is given below:

	As at March 31,	
	2006	2005
Share premium account – As at April 1,	900	461
Add: Receipts on exercise of employee stock options	571	439
Income tax benefit arising from exercise of stock options	72	–
	1,543	900

c. General reserve

Rs. 100 crore of the general reserves had been capitalized for issue of bonus shares in the ratio of 3:1 during the year ended March 31, 2005. Out of the profits for the year ended March 31, 2006, Rs. 242 crore representing 10% of the profits has been transferred to the general reserve.

A statement of movement in the general reserve is given below:

	As at March 31,	
	2006	2005
General reserve – As at April 1,	2,773	2,683
Less: Capitalized on issue of bonus shares	–	100
Add: Transferred from the profit and loss account	242	190
	3,015	2,773

d. Profit and loss account

The balance retained in the profit and loss account as of March 31, 2006, after providing for dividend, is Rs. 2,195 crore.

The total shareholder funds of the company increased to Rs. 6,897 crore as of March 31, 2006 from Rs. 5,242 crore as of the previous year end.

The book value per share increased to Rs. 250.29 as of the year end compared to Rs. 193.73 as of the previous year end.

3. Fixed assets

As of March 31, *in Rs. crore*

	2006	2005	Growth %
Gross book value			
Land – free-hold	34	30	13.3
lease-hold	104	90	15.6
Buildings	1,022	731	39.8
Plant and machinery	559	389	43.7
Computer equipment	700	574	21.9
Furniture and fixtures	417	326	27.9
Vehicles	1	1	–
Intangible assets	–	42	(100)
Total	2,837	2,183	30
Less: accumulated depreciation & amortization	1,275	1,006	26.7
Net block	1,562	1,177	32.7
Add: capital work-in-progress	571	318	79.6
Net fixed assets	2,133	1,495	42.7
Depreciation			
as % of revenues	4.5%	3.9%	
as % of average gross block*	17.2%	15.1%	
Accumulated dep'n as % of gross block*	47.2%	48.7%	

*Excluding land

a. Capital expenditure

We incurred an amount of Rs. 1,048 crore (Rs. 794 crore in the previous year) as capital expenditure comprising of additions to gross block of Rs. 795 crore (excluding Rs. 4 crore movement of land from lease-hold to free hold land) and Rs. 253 crore on account of increase in capital work in progress. The entire capital expenditure was funded out of internal accruals.

b. Additions to gross block

During the year, we added Rs. 799 crore to our gross block comprising of Rs. 199 crore for investment in computer equipment and the balance of Rs. 600 crore on infrastructure investment.

We invested Rs. 18 crore to acquire 131.20 acres of lease-hold land at Bangalore, Mysore and Mangalore.

Due to several new development centers being operationalized, details of which are provided elsewhere in this Annual Report, buildings, computer equipment, plant and machinery, and furniture and fixtures increased by Rs. 292 crore, Rs. 199 crore, Rs. 177 crore and Rs. 109 crore, respectively. As of March 31, 2006, we had a built-up area of 90,26,428 sq. ft., with 41,666 seats and 53,43,603 sq. ft. under construction, with 20,200 seats.

During the previous year, we added Rs. 687 crore to our gross block, including investment in computer equipment of Rs. 171 crore. As of March 31, 2005, we had 69,27,450 sq. ft. of space, with 33,511 seats.

The capital work-in-progress as of March 31, 2006 and 2005 represents advances paid toward acquisition of fixed assets, and the cost of assets not put to use.

c. Retirement of assets

During the year, we retired / transferred various assets with a gross block of Rs. 141 crore and a net book value of Rs. 1 crore. Included in the above is the donation of 2,348 computer systems costing Rs. 10 crore (book value Rs. nil). During the previous year, we retired / transferred various assets with a gross block of Rs. 74 crore and a net book value of Rs. 9 crore, including a donation of 1,016 computer systems costing Rs. 5 crore (book value Rs. nil).

d. Capex commitment

We have a capital expenditure commitment of Rs. 509 crore, as compared to Rs. 273 crore as of March 31, 2005.

4. Investments

We make several strategic investments in various companies which are aimed at procuring substantial business benefits for us. Total outstanding investment by us in such companies net of provisioning as at March 31, 2006 is Rs. 192 crore. The corresponding number as at March 31, 2005 was Rs. 161 crore.

Majority owned subsidiary

Progeon Limited

We established Progeon Limited (Progeon) as a majority owned and controlled subsidiary on April 3, 2002, to provide business process management services. Progeon seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes.

During the year, Progeon generated revenues of Rs. 379 crore with a net profit of Rs. 93 crore.

S. D. Shibulal, Sridar A. Iyengar and T. V. Mohandas Pai, members of the Board of Infosys, are also directors in Progeon. T. V. Mohandas Pai is the Chairperson of Progeon.

Wholly-owned subsidiaries

Infosys Technologies (Australia) Pty. Limited

On January 2, 2004, we acquired 100% of equity in Expert Information Services Pty. Limited, Australia. The transaction value approximates A $32.0 million (US $24.3 million or Rs. 106 crore). The consideration comprises a payment in cash on conclusion and an earn-out on achieving financial conditions over a three-year period ending March 31, 2007. The acquired company was renamed Infosys Technologies (Australia) Pty. Limited.

During the year, Infosys Australia generated revenues of Rs. 321 crore with a net profit of Rs. 18 crore.

K. Dinesh and Srinath Batni, members of the Board of Infosys, are also directors in Infosys Technologies (Australia) Pty. Limited. K. Dinesh is the Chairperson of Infosys Technologies (Australia) Pty. Limited.

Infosys Technologies (Shanghai) Co. Limited

On October 10, 2003, we set up a wholly-owned subsidiary in the People's Republic of China named Infosys Technologies (Shanghai) Co. Limited. The total investment as of March 31, 2006 was Rs. 23 crore (US $5 million). We have also advanced a loan of Rs. 14 crore (US $3 million) to the subsidiary during the year.

During the year, Infosys China generated a revenue of Rs. 26 crore with a net loss of Rs. 17 crore.

N. R. Narayana Murthy, S. D. Shibulal, Srinath Batni and T. V. Mohandas Pai, members of the Board of Infosys, are also directors in Infosys Technologies (Shanghai) Co. Limited. S. D. Shibulal is the Chairperson of Infosys Technologies (Shanghai) Co. Limited.

Infosys Consulting, Inc.

On April 8, 2004, we set up a wholly-owned subsidiary, Infosys Consulting, Inc. (Infosys Consulting), incorporated in Texas, USA, to add high-end consulting capabilities to our global delivery model. We approved an investment of up to US $20 million in Infosys Consulting. As of March 31, 2006, we had invested US $17 million (Rs. 76 crore).

During the year, Infosys Consulting generated revenues of Rs. 143 crore with a net loss of Rs. 36 crore.

N. R. Narayana Murthy, S. Gopalakrishnan and S. D. Shibulal, members of the Board of Infosys, are also directors in Infosys Consulting, Inc. S. Gopalakrishnan is the Chairperson of Infosys Consulting, Inc.

Investment in liquid mutual funds

As of March 31, 2006, we had invested Rs. 684 crore in liquid mutual funds as against Rs. 1,168 crore. We derived an average yield of 4.48% (tax free) as against 3.78% (tax free) in the previous year from these investments. Our treasury policy allows us to invest in short-term funds of certain size with a limit on individual funds.

Other investments

in Rs. crore

Company	Opening balance	Additions during the year	Amount written off	Provisions	Closing balance
OnMobile Systems Inc., (formerly Onscan Inc.) USA	9	–	–	9	–
M-Commerce Ventures Pte. Ltd., Singapore	2	–	–	–	2
CiDRA Corporation, USA	5	–	–	5	–
Total	16	–	–	14	2

During the previous year ended March 31, 2005, we sold our investment in Yantra Corporation, USA, for a total consideration of Rs. 49 crore. The net income arising thereof, amounting to Rs. 45 crore (net of tax) is disclosed separately as an exceptional item in the profit and loss account.

5. Deferred tax assets

We recorded deferred tax assets of Rs. 56 crore as of March 31, 2006 (Rs. 34 crore as of March 31, 2005). Deferred tax assets represent timing differences in the financial and tax books arising from depreciation on assets and provision for sundry debtors.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences as of March 31, 2006.

6. Sundry debtors

Sundry debtors amount to Rs. 1,518 crore (net of provision for doubtful debts amounting to Rs. 10 crore) as of March 31, 2006 as compared with Rs. 1,253 crore (net of provision for doubtful debts amounting to Rs. 19 crore) as of March 31, 2005. These debtors are considered good and realizable.

The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates and general economic factors which could affect the customer's ability to settle. Provisions are generally made for all debtors outstanding for more than 180 days as also for others, depending on the management's perception of the risk.

Debtors are at 16.81% of revenues for the year ended March 31, 2006, as compared to 18.26% for the previous year, representing an outstanding of 61 days and 67 days of revenues for the respective years.

Sundry debtors, as of March 31, 2005, included Rs. 236 crore due from a large customer, representing 12 days of revenue, the payment for which was received in the first week of April 2005.

The age profile of debtors is given below.

	As of March 31,	
Period in days	2006	2005
0 – 30	61.1%	54.1%
31 – 60	31.3%	33.0%
61 – 90	3.2%	4.6%
More than 90	4.4%	8.3%
	100.0%	100.0%

The unbilled revenues as of March 31, 2006 and 2005 amounted to Rs. 203 crore and Rs. 139 crore respectively.

The movement in provisions for doubtful debts during the year is:

in Rs. crore

	2006	2005
Opening balance	19	13
Add: Amount provided during the year	9	24
Less: Amount written-off during the year	18	18
Closing balance	10	19

Provision for bad and doubtful debts as a percentage of revenue is 0.10% in fiscal 2006 as against 0.34% in fiscal 2005.

7. Cash and cash equivalents

The bank balances in India include both Rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project-related expenditure overseas.

in Rs. crore

As of March 31,	2006	2005
Cash balances	–	–
Bank balances in India		
Current accounts	57	38
Deposit accounts	2,735	1,213
EEFC accounts in foreign currency	109	36
Unclaimed dividend account	3	3
Bank balances – overseas		
Current accounts	375	191
Total cash and bank balances	3,279	1,481
Deposits with financial institutions / body corporate	500	202
Investment in liquid mutual funds	684	1,168
Total cash and cash equivalents	4,463	2,851
Cash and cash equivalents / total assets (%)	64.7%	54.4%
Cash and cash equivalents / revenues (%)	49.4%	41.6%

The deposit account represent deposits for short tenures, details are given below:

in Rs. crore

As of March 31,	2006	2005
UTI Bank Limited	506	5
ICICI Bank Limited	505	202
Canara Bank	504	201
Standard Chartered Bank	503	201
ABN AMRO Bank N. V	379	–
The Bank of Nova Scotia	212	201
Corporation Bank	126	–
State Bank of India	–	202
Punjab National Bank	–	201
	2,735	1,213

The deposit includes the interest accrued and outstanding as of the balance sheet date. Our treasury policy calls for investing surpluses with highly rated companies, banks and financial institutions for short-term maturities as also with liquid mutual funds with a limit on investments in individual entities.

8. Loans and advances

in Rs. crore

As of March 31,	2006	2005
Unsecured, considered good		
Loans to subsidiary	14	–
Advances		
Pre-paid expenses	27	33
For supply of goods and rendering of services	9	2
Others	14	11
	64	46
Unbilled revenues	203	139
Advance income tax	267	403
Loans and advances to employees	110	99
Electricity and other deposits	16	16
Rental deposits	12	14
Deposits with financial institutions and body corporate*	580	268
Other assets	–	11
	1,252	996

**An amount of Rs. 80 crore (Rs. 66 crore as at March 31, 2005) deposited with the Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered as "cash and cash equivalents."*

Advances are primarily toward amounts paid in advance for value and services to be received in future. Unbilled revenues comprise the revenue recognized in relation to efforts incurred on fixed-price and time-and-material contracts not billed as of the year-end. Advance income tax represents payments made toward tax liability and also refunds due for the previous years. Our liability toward income tax is fully provided for.

The details of advance income tax are given below:

in Rs. crore

As of March 31,	2006	2005
Domestic tax	264	18
Overseas tax	3	385
	267	403

Loans to employees are to enable the purchase of assets and to meet any emergency requirements. These have decreased during the year, despite an increase in the number of employees as we have discontinued fresh disbursements under all the loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.

The details of these loans are given below:

in Rs. crore

As of March 31,	2006	2005
Housing loan	21	33
Soft loan	24	15
Vehicle loan	2	7
Marriage loan	1	3
Other loans	1	–
Salary advances	61	41
	110	99

The salary advances represent advances to employees, both in India and abroad, which are recoverable within a year.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are toward buildings taken on lease by us for our software development centers and marketing offices in various cities across the world. These also include the deposits paid by us to house our staff, which amounted to Rs. 5 crore for the current year as compared to Rs. 6 crore in the previous year.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits. The details of such deposits are given below:

in Rs. crore

As of March 31,	2006	2005
Housing Development Finance Corporation Limited	500	202
Life Insurance Corporation of India	80	66
	580	268

The above amounts include interest accrued, but not due, amounting to Rs. nil as of March 31, 2006, as compared to Rs. 2 crore in the previous year. Mr. Deepak M. Satwalekar, Director, is also a director of HDFC.

9. Current liabilities

in Rs. crore

As of March 31,	2006	2005
Sundry creditors		
for goods and services	6	1
for accrued salaries and benefits	319	255
For other liabilities		
Provision for expenses	166	118
retention monies	13	15
withholding and other taxes payable	82	51
for purchase of intellectual property rights	19	19
Mark-to-market on options / forward contracts	2	–
Others	3	5
	610	464
Advances received from clients	7	29
Unearned revenue	188	83
Unclaimed dividend	3	3
	808	579

Sundry creditors for accrued salaries and benefits include the provision for bonus and incentive payable to the staff and also our liability for leave encashment valued on an actuarial basis. The details are as follows:

in Rs. crore

As of March 31,	2006	2005
Accrued salaries payable	6	11
Accrued bonus and incentive payable to employees	233	182
Leave provision – as per actuarial valuation	80	62
	319	255

The accrued bonus and incentive payable to employees include an amount of Rs. 41 crore and Rs. 30 crore payable to overseas sales and consulting personnel for the current and previous year respectively.

Sundry creditors for other liabilities represent amounts accrued for various other operational expenses. This includes a provision of Rs. 22 crore and Rs. 20 crore toward payments to subcontractors as of March 31, 2006 and 2005 respectively. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent tax withheld on exercise of stock options also other local taxes payable in various countries on the services rendered by us. All these taxes will be paid in due course. Sundry creditors for purchase of intellectual property rights represent amounts payable to a vendor toward acquiring intellectual property rights for the Engineering and IT solutions for the Automotive and Aerospace practice.

Advances received from clients denote monies received for the delivery of future services. Unearned revenue consists primarily of advance client billing on fixed-price, fixed-time frame contracts for which related costs were not yet incurred.

Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of the equivalent amount.

10. Provisions

in Rs. crore

As of March 31,	2006	2005
Proposed dividend	1,061	176
Provision for tax on dividend	149	25
Income taxes	187	546
Post-sales client support & warranties	12	20
	1,409	767

Proposed dividend represents the final and Silver Jubilee special dividend recommended to the shareholders by us. This will be paid after the Annual General Meeting, upon approval by the shareholders.

Provision for tax on dividend denotes taxes payable on dividends declared for the year ended March 31, 2006.

Provisions for taxation represent estimated income tax liabilities, both in India and abroad. The details are as follows:

in Rs. crore

As of March 31,	2006	2005
Domestic tax	26	17
Overseas tax	161	529
	187	546

The provision for post-sales client support is toward likely expenses for providing post-sales client support on fixed-price contracts.

C. Results of operations

1. Income

Income from software services and products:

Year ended March 31, *in Rs. crore*

	2006	%	2005	%	Growth%
Overseas	8,864	98.18	6,726	98.05	31.8
Domestic	164	1.82	134	1.95	22.4
	9,028	100.00	6,860	100.00	31.6

Our revenues are generated primarily on fixed-time frame or time-and-material basis. Revenue from software services on fixed-price, fixed-time frame contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual technical services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services is as follows:

Year ended March 31,	2006	2005
Revenues by project type		
Fixed price	29.3%	30.9%
Time-and-material	70.7%	69.1%
	100.0%	100.0%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are those services which are performed at client sites as part of software projects, while offshore services are those services which are performed at the company's software development centers located in India.

Year ended March 31,	2006	2005
Revenues by location (includes product revenue)		
Onsite	49.8%	50.2%
Offshore	50.2%	49.8%
	100.0%	100.0%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins (in %) as compared to the services performed at the company's own facilities. Therefore, any increase in the onsite effort impacts the margins of the company. The details of effort mix for software services and products are as follows:

Year ended March 31,	2006	2005
Person-months		
Onsite	29.2%	29.4%
Offshore	70.8%	70.6%
	100.0%	100.0%

The growth in software services and product revenues is due to an all-round growth in various segments of the business mix and is mainly due to growth in business volumes. The details of the same are given below.

Year ended March 31,	2006	2005
Income from software		
Services and products (Rs. crore)		
Software services	8,671	6,647
Software products	357	213
	9,028	6,860
Person-months		
Software services		
Onsite	92,777	70,860
Offshore	2,05,673	1,57,815
Billed-total	2,98,450	2,28,675
Software products	19,597	12,394
Non-billable	86,436	60,420
Training	40,926	29,260
Total	4,45,409	3,30,749
Support	24,746	18,100
Total person-months	4,70,155	3,48,849
Support / total	5.26%	5.20%
Increase in billed person-months		
Onsite	21,917	19,907
% change	*30.90%*	*39.10%*
Offshore	47,858	54,963
% change	30.30%	53.40%
Total	69,775	74,870
% change	*30.51%*	*48.70%*

Software services

During the year, the volumes grew by 30.5% as compared to 48.7% in the previous year. The onsite and offshore volume growth were 30.9% and 30.3% during the year, compared to 39.1% and 53.4% in the previous year. Blended pricing increased by 1.2% in US Dollar terms with 1.1% increase in offshore rates and 1.0% increase in onsite rates. Onsite effort mix increased from 31.0% in the previous year to 31.1% in the current fiscal. During the previous year, the blended price declined by 1.4% in US Dollar terms in spite of 1.3% increase in offshore rates and 0.1% increase in onsite rates on account of a change in onsite effort mix.

During the year, the Rupee appreciated by 1.47%. The average Rupee-Dollar rate for the year was Rs. 44.21 as against Rs. 44.87 in the previous year.

Details of geographical and business segmentation of revenues are provided in the *Risk management report* in this Annual Report.

Software products

The revenues from software products grew 67.6% as compared to 57.37% in the previous year. Of the software products revenue, 61.2% came from exports as compared to 40.3% in the previous year.

2. Expenditure

Year ended March 31, *in Rs. crore*

	2006	%	2005	%	Growth %
Income: Software services	8,671	96.04	6,647	96.90	30.45
Products	357	3.95	213	3.10	67.60
Total income	9,028	100.00	6,860	100.00	31.60
Software development expenses	4,887	54.13	3,655	53.28	33.71
Gross profit	4,141	45.87	3,205	46.72	29.20
Selling and marketing expenses	499	5.53	392	5.71	27.30
General and administration expenses	653	7.23	488	7.11	33.81
Total operating expenses	6,039	66.89	4,535	66.11	33.16
Operating profit (PBIDTA)	2,989	33.11	2,325	33.89	28.56
Interest	–	–	–	–	–
Depreciation and amortization	409	4.53	268	3.91	52.61
Operating profit after interest and depreciation	2,580	28.58	2,057	29.99	25.43
Other income	144	1.60	127	1.85	13.39
Provision for investments	–	–	–	–	–
Profit before tax	2,724	30.17	2,184	31.84	24.73
Provision for tax	303	3.36	325	4.74	(6.77)
Net profit after tax and before exceptional item	2,421	26.82	1,859	27.10	30.23

2.1 Software development expenses

Year ended March 31, *in Rs. crore*

	2006	%	2005	%	Growth %
Revenues	9,028	100.00	6,860	100.00	31.60
Software development expenses					
Salaries and bonus including overseas staff expenses and contribution to provident and other funds	3,818	42.29	2,835	41.33	34.67
Overseas travel expenses	297	3.29	224	3.27	32.59
Technical sub-contractors	492	5.45	352	5.13	39.77
Cost of software packages	163	1.81	126	1.84	29.37
Communication expenses	48	0.53	42	0.61	14.29
Post-sales customer support and warranties	(6)	(0.07)	22	0.32	(127.27)
Other expenses	75	0.83	54	0.80	38.89
Total software development expenses	4,887	54.13	3,655	53.28	33.71

Employee costs consist of salaries paid to employees in India and include overseas staff expenses. The total software professionals person-months increased to 4,45,409 for the year ended March 31, 2006 from 3,30,749 person-months during the previous year, an increase of 34.7%. Of this, the onsite and offshore billed person-months are 92,777 and 2,25,270 for the year ended March 31, 2006, as compared to 70,860 and 1,70,209 for the previous year. The non-billable and trainees person-months were 1,27,362 and 89,680 during the current and previous year. The non-billable and trainees person-months were 28.6% and 27.0% of the total software professional person months for the current and previous year respectively. The company added 12,480 employees (net) and 16,878 employees (gross) during the year as compared to 8,801 (net) and 11,597 (gross) during the previous year.

The utilization rates of billable employees for the year ended March 31, are as below:

	2006	2005
Including trainees	71.4%	72.9%
Excluding trainees	78.6%	80.0%

The overseas travel expenses, representing cost of travel abroad for software development, constituted approximately 3.3% of total revenue for the years ended March 31, 2006 and 2005. Overseas travel expenses include visa charges of Rs. 65 crore (0.72% of revenues) for the year compared to Rs. 29 crore (0.42% revenues) in the previous year.

The cost of sub-contractors includes Rs. 367 crore toward purchase of services from related parties, primarily subsidiaries in fiscal 2006 as against Rs. 252 crore in the previous fiscal. The details of such related party transactions are available in notes to accounts. The balance amount is toward using external consultants to meet mismatch in certain skill sets that are required in various projects. The company continues to use these external consultants on a need basis.

Cost of software packages represents the cost of software packages and tools procured for internal use by the company for enhancing the quality of its services and also for meeting the needs of software development and includes software procured from third parties for resale with our banking product. The cost of software packages was 1.8% of the revenues for the year ending March 31, 2006 and 2005. Our accounting policy is to charge such purchases to the profit and loss accounts in the year of purchase.

A major part of our revenues comes from offshore software development. This involves the large-scale use of satellite and fibre connectivity in order to be online with clients. The communication expenses represent approximately 0.5% and 0.6% of revenues for the years ended March 31, 2006 and 2005, respectively.

The provision for post-sale customer support has been decreased from Rs. 22 crore to Rs. (6) crore.

Other expense represents computer maintenance, staff welfare, consumables, etc., and has increased to 0.83% for the year ending March 31, 2006 from 0.80% for the year ending March 31, 2005.

2.2 Selling and marketing expenses

We incurred selling and marketing expenses at 5.53% of our revenue, as compared to 5.71% during the previous year.

Employee costs consist of salaries paid to sales and marketing employees and include bonus payments. The number of sales and marketing personnel increased from 308 as of March 31, 2005 to 404 as of March 31, 2006. The number of marketing offices increased from 32 to 37 as of March 31, 2006.

Brand building expenses include expenses incurred for participation in various seminars and exhibitions, both in India and abroad, various sales and marketing events organized by us, and other advertisement and sales promotional expenses. We added 144 new customers as compared to 136 during the previous year. Professional charges primarily relate to payments made to PR agencies, legal charges, translation charges, etc. Commission charges primarily consist of expenses incurred by Finacle® with regard to agents' fees paid for sourcing business from Asian and African countries. It also includes commission paid for software service revenues derived from some of the European countries and the US and earn out payable on achievement of targets of certain subsidiaries. The export revenue from the banking product, Finacle®, was Rs. 218 crore as compared to Rs. 86 crore during the previous year. Other expenses increased due to increased activities.

We incurred general and administration expenses amounting to 7.23% of our total revenue as compared to 7.11% during the previous year.

Employee costs increased as the number of administration personnel increased from 1,487 as of March 31, 2005 to 1,987 as of March 31, 2006. Professional charges increased due to increased use of service providers. These charges include fees paid for availing services such as tax consultancy, US GAAP audit, SOX consultancy, recruitment and training, and legal charges. Rent expenses decreased due to rationalized use of leased properties. Power and fuel, telephone charges, office maintenance, travel and conveyance, and repairs to building and plant and machinery increased due to increased business activity. Other expenses is a grouping of many expenses and decreased from Rs. 129 crore to Rs. 121 crore, primarily due to decrease in insurance charges from Rs. 29 crore to Rs. 22 crore, donation from Rs. 21 crore to Rs. 17 crore, and provision for bad and doubtful debts from Rs. 24 crore to Rs. 9 crore. This was offset by increase in the overseas travel and visa charges from Rs. 9 crore to Rs. 14 crore, advertisement charges from Rs. 11 crore to Rs. 13 crore and the professional membership and seminar participation fees from Rs. 6 crore to Rs. 9 crore.

3. Operating profits

We earned an operating profit (PBIDTA) of Rs. 2,989 crore, representing 33.11% of total revenues as compared to Rs. 2,325 crore, representing 33.89% of total revenues during the previous year.

4. Interest

We continue to be debt-free during the current year.

Year ended March 31, *in Rs. crore*

	2006	%	2005	%	Growth %
Revenues	9,028	100.00	6,860	100.00	31.60
Selling and marketing expenses					
Salaries and bonus including overseas staff expenses and contribution to provident and other funds	291	3.22	229	3.34	27.07
Overseas travel expenses	68	0.75	50	0.73	36.00
Brand building	46	0.51	34	0.50	35.29
Professional charges	26	0.29	17	0.25	52.94
Commission charges	26	0.29	25	0.36	4.00
Others	42	0.47	37	0.54	13.51
Total selling and marketing expenses	499	5.53	392	5.71	27.30

2.3 General and administration expenses

Year ended March 31, *in Rs. crore*

	2006	%	2005	%	Growth %
Revenues	9,028	100.00	6,860	100.00	31.60
General and administration expenses					
Salaries and bonus including overseas staff expenses and contribution to provident and other funds	135	1.50	98	1.43	37.76
Professional charges	94	1.04	56	0.82	67.86
Rent	9	0.10	16	0.23	(43.75)
Power and fuel	62	0.69	40	0.58	55.00
Telephone charges	76	0.84	46	0.67	65.22
Repairs to building, and plant and machinery	27	0.30	22	0.32	22.73
Office maintenance	66	0.73	43	0.63	53.49
Travel and conveyance	63	0.70	38	0.55	65.79
Other expenses	121	1.34	129	1.88	(6.20)
Total general and administration expenses	653	7.23	488	7.11	33.81

5. Depreciation

We provided a sum of Rs. 409 crore and Rs. 268 crore toward depreciation for the years ended March 31, 2006 and 2005, representing 4.53% and 3.91% of total revenues. The depreciation for the years ended March 31, 2006 and 2005 includes an amount of Rs. 65 crore and Rs. 40 crore, toward 100% depreciation on assets costing less than Rs. 5,000 each. The depreciation as a percentage of average gross block is 16.3% and 14.3% for the years ended March 31, 2006 and 2005.

Depreciation includes an amount of Rs. 0.34 crore and Rs. nil toward depreciation provided, in full, on assets acquired for research and development activities for the years ended March 31, 2006 and 2005, respectively.

6. Other income

in Rs. crore

For the year ended March 31,	2006	2005
Interest received on deposits with banks and others	132	72
Dividend received on investment in mutual funds	71	37
Miscellaneous income	18	9
Exchange differences	(77)	9
	144	127

The average yield on the deposits earned by us is given below:

in Rs. crore

	2006	2005
Average cash and cash equivalents	2,731	1,761
Interest received	132	72
Average yield (pre-tax)	4.83%	4.09%
Average yield on investment in liquid mutual funds (post tax)	4.48%	3.78%

The increase in yield is primarily due to an increase in general interest rates in the economy.

The average Rupee-US Dollar rate during the year was Rs. 44.21 compared to Rs. 44.87 during the previous year, resulting in Rupee appreciation of 1.47%. We hedge our forex risk by proactively hedging forex denominated receivables. As of March 31, 2006, we had US $100 million of forward contracts and US $219 million of options contracts outstanding. The company derives 78.6% of its export revenues in US Dollar and the balance from other currencies. During the year, the US Dollar had depreciated against the other currencies, substantially. The closing rate of the Rupee against the US Dollar as of March 31, 2006 was Rs.44.48 as compared to Rs. 43.62 as of March 31, 2005, resulting in a Rupee depreciation of 1.97%.

The transaction and translation losses and the benefits due to hedging are as follows:

in Rs. crore

	2006	2005
Transaction and translation losses	(8)	(1)
Benefit due to hedging	(69)	10
Net impact	(77)	9

7. Provision for tax

We have provided for our tax liability both in India and overseas. The present Indian corporate tax rate is 33.66%, comprising base rate, surcharge and cess. The profits attributable to operations under the Software Technology Park (STP) scheme, can be deducted from income for a consecutive period of 10 years from the financial year in which the unit starts producing computer software, or March 31, 2009, whichever is earlier. For the year ended March 31, 2006, approximately 96% of software revenues came from units operating under the Software Technology Park Scheme.

The details of the operationalization of various software development centers and the year up to which the deduction under the Software Technology Park Scheme is available, are provided below:

Location of the STP	Year of commencement	Exemption claimed from	Exemption available up to
Electronics City, Bangalore	Fiscal 1995	Fiscal 1997	Fiscal 2004
Mangalore	1996	1999	2005
Pune	1997	1999	2006
Bhubaneswar	1997	1999	2006
Chennai	1997	1999	2006
Phase I, Electronics City, Bangalore	1999	1999	2008
Phase II, Electronics City, Bangalore	2000	2000	2009
Hinjawadi, Pune	2000	2000	2009
Mysore	2000	2000	2009
Hyderabad	2000	2000	2009
Mohali	2000	2000	2009
Sholinganallur, Chennai	2001	2001	2009
Konark, Bhubaneswar	2001	2001	2009
Mangala, Mangalore	2001	2001	2009
Thiruvananthapuram, Kerala	2004	2004	2009

Details about SEZ – Mahindra City, Chennai

Our first ever Special Economic Zone ("SEZ") unit, became operational at Mahindra World City (a Private Multi product Special Economic Zone), Chennai, in the financial year 2005-06, with an approved area of about 75.06 acres. The SEZ Unit came into existence under the new Special Economic Zones Act, 2005 ("the SEZ Act").

As per the SEZ Act, the Unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Other fiscal benefits including indirect tax waivers are being extended for setting up, operation and maintenance of the unit.

We pay taxes in various countries, in which we operate, on the income that is sourced to those countries. The details of provision for taxes are as follows:

in Rs. crore

Year ended March 31,	2006	2005
Overseas tax	247	241
Domestic tax	78	86
	325	327
Deferred taxes	(22)	(2)
	303	325

8. Net profit

Our net profit, before exceptional items, amounted to Rs. 2,421 crore and Rs. 1,859 crore for the years ended March 31, 2006 and 2005. This represents 26.82% and 27.10% of total revenue.

During the previous year, we sold our entire investment in Yantra Corporation, USA (Yantra), for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration has been received and the balance amount has been deposited in Escrow to indemnify any contractual contingencies. The unutilised balance in the Escrow account, if any, is eligible for release in April, 2006. The income arising thereof amounted to Rs. 45 crore (net of taxes) and is disclosed separately as an exceptional item.

9. Liquidity

Our growth has been financed largely through cash generated from operations and, to a lesser extent, from the proceeds of equity issues. As of March 31, 2006, we had cash and cash equivalents (including liquid mutual funds) of Rs. 4,463 crore. Cash flow from operations increased to Rs. 2,237 crore in fiscal 2006 compared to Rs. 1,359 crore in the previous fiscal. An amount of Rs. 647 crore was received during the year on exercise of stock options by employees. Cash and cash equivalents (including liquid mutual funds) increased by Rs. 1,612 crore during the year, despite spending Rs. 1,048 crore toward creating physical and technology infrastructure. Our treasury policy calls for investing only in highly rated banks, financial institutions and companies for short maturities with a limit for individual entities and also liquid mutual funds. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas branches, and to meet overseas project-related expenditure.

Our policy is to pay dividend of not more than 20% of our after-tax profits. Our pay-out ratios during the year ended March 31, 2006, 2005 and 2004 were 19.36%, 18.48% and 17.79% respectively. In addition, a special one-time dividend was declared in fiscal 2004, which was 38.95% of the profits of that year. We also declared a Silver Jubilee special dividend of Rs. 827 crore this year which is subject to the approval of members in Annual General Meeting on June 10, 2006.

Our policy is to maintain sufficient cash in the balance sheet to fund the ongoing capex requirements, the operational expenses and other strategic initiatives for the next one year and to maintain business continuity in case of exigencies.

Our policy is to earn a minimum return of twice the cost of capital on average capital employed, and thrice the cost of capital on average invested capital. The current estimated cost of capital is 12.96%. At present, we earn 44.89% on average capital employed and 93.96% on average invested capital. We aim to maintain adequate cash balances to meet our strategic objectives while earning adequate returns.

10. Stock option plans

10.1 1994 Employee Stock Offer Plan

We instituted an Employee Stock Offer Plan (ESOP) in 1994 for all eligible employees. Accordingly, 60,00,000 warrants (as adjusted for the 1:1 bonus issue in October 1997 and March 1999 and 2-for-1 stock split in February 2000) were issued to the Infosys Technologies Limited Employees Welfare Trust, to be held in the Trust and transferred to selected employees from time to time.

In the event of an employee leaving Infosys before the vesting period, the shares under lock-in are transferred back to the Infosys Technologies Ltd. (ITL) Employees Welfare Trust. As on March 31, 2006, the ITL Employees Welfare Trust holds 14,13,600 equity shares.

10.2 1998 Employee Stock Option Plan (1998 plan)

Pursuant to the resolutions approved by the shareholders in the Extraordinary General Meeting held on January 6, 1999, we put in place an ADS-linked stock option plan termed as the "1998 Stock Option Plan." The Compensation Committee of the Board administers the 1998 plan. The Government of India has approved the 1998 plan, subject to a limit of 58,80,000 equity shares of par value of Rs. 5 each, representing 58,80,000 ADSs to be issued under the plan. The plan is effective for a period of 10 years from the date of its adoption by the Board.

The details of the grants made (adjusted for stock-split, as applicable) under the 1998 plan are provided below:

	Options granted			Options forfeited	
Month of grant	No. of employees	Options	Grant price at market per ADS	No. of employees	No. of ADSs
Apr 2005	–	–	–	5	6,760
May	–	–	–	2	1,120
Jun	–	–	–	5	6,460
Jul	–	–	–	8	12,888
Aug	–	–	–	5	5,600
Sep	–	–	–	3	1,000
Oct	–	–	–	7	13,660
Nov	–	–	–	4	6,680
Dec	–	–	–	6	5,080
Jan 2006	–	–	–	9	23,860
Feb	–	–	–	7	4,380
Mar	–	–	–	3	8,040
	–	–	–	64	95,348

During the year, 6,85,702 options issued under the 1998 Plan were exercised, and the remaining ADS options unexercised and outstanding as at March 31, 2006 were 22,73,240 (22,73,240 equity shares). Vested ADSs as of March 31, 2006 were 19,05,632 (19,05,632 equity shares).

Details of the number of ADS options granted and exercised are given below:

	Granted		Exercised	
Fiscal	No. of employees	Options	No. of employees	Options
1999	29	15,24,000	32	3,62,800
2000	58	9,65,200	5	6,000
2001	705	33,95,096	–	–
2002	476	35,34,480	–	–
2003	223	23,20,800	120	3,58,160
2004	39	3,83,600	309	10,35,480
2005	–	–	562	5,85,800
2006	–	–	531	6,85,702
	1,530	1,21,23,176	1,559	30,33,942

10.3 1999 Employee Stock Option Plan (1999 plan)

The shareholders approved the 1999 Plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to employees. The 1999 plan is administered by the compensation committee of the Board. Under the 1999 plan, options were issued to employees at an exercise price not less than the fair market value, i.e., the closing price of the company's shares on the stock exchange where there is the highest trading volume on the date of grant and if the shares are not traded on that day, the closing price on the next trading day. Options under this plan may be granted to employees at less than the fair market value only if specifically approved by the members of the company in a general meeting.

The details of the grants made (adjusted for stock-split, as applicable) under the 1999 plan are provided below:

	Options granted			Options forfeited	
Month of grant	No. of employees	Options	Grant price Rs.	No. of employees	Options
Apr 2005	–	–	–	55	18,310
May	–	–	–	44	18,760
Jun	–	–	–	37	19,910
Jul	–	–	–	80	33,217
Aug	–	–	–	34	14,088
Sep	–	–	–	23	11,231
Oct	–	–	–	33	12,253
Nov	–	–	–	31	8,800
Dec	–	–	–	30	10,537
Jan 2006	–	–	–	24	7,675
Feb	–	–	–	17	5,090
Mar	–	–	–	21	6,800
	–	–	–	429	1,66,671

During the year, 42,98,729 options issued under the 1999 plan were exercised, and the remaining options unexercised and outstanding as at March 31, 2006 were 95,89,537. Vested options as at March 31, 2006 were 84,77,176*.

**Includes 44,600 options granted to external directors.*

Details of number of options issued under the 1999 plan are given below:

	Granted		Exercised	
Fiscal	No. of employees	Options	No. of employees	Options
2000	1,124	36,51,200	22	4,920
2001	8,206	70,22,800	–	–
2002	5,862	80,06,180	–	–
2003	3,008	24,67,400	296	48,712
2004	595	7,71,200*	2,651	10,74,172 **
2005	–	–	10,581	34,20,525 ***
2006	–	–	16,269	42,98,729 ****
	18,795	2,19,18,780	29,819	88,47,058

* Includes 8,000 options granted to external directors – not included in the count of employees
** Includes 4,000 options exercised by external directors – not included in the count of employees
*** Includes 6,800 options exercised by external directors – not included in the count of employees
**** Includes 42,200 options exercised by external directors – not included in the count of employees

The total options outstanding under both 1998 and 1999 stock option plans are as follows:

Number of options granted, exercised and forfeited, during the year and outstanding and vested as at March 31, 2006	
Granted	–
Exercised	(49,84,431)
Forfeited	(2,62,019)
Outstanding	1,18,62,777
Vested (No. of equity shares)	1,03,82,808

10.4 Employee stock compensation under SFAS 123

Statement of Financial Accounting Standards 123, *Accounting for Stock Based Compensation* under US GAAP, requires the pro forma disclosure of the impact of the fair value method of accounting for employee stock valuation in the financial statements. The fair value of a stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. Applying the fair value based method defined in SFAS 123, the impact on the reported net profit and basic earnings per share would be as follows.

in Rs. crore, except per share data

Year ended March 31,	2006	2005
Net profit before exceptional item		
As reported	2,421	1,859
Adjusted pro forma	2,381	1,744
Basic EPS		
As reported	88.67	69.26
Adjusted pro forma	87.20	64.97

11. Reconciliation of Indian and US GAAP financial statements

There are differences between the US GAAP and the Indian GAAP financial statements. The reconciliation of profits as per the Indian and the US GAAP financial statements is given below.

in Rs. crore

Year ended March 31,	2006	2005
Indian GAAP net profit (unconsolidated)	2,421	1,904
Profits / (Loss) of subsidiary companies	37	(13)
Gain / (Loss) on forward foreign exchange contracts	–	(18)
Amortization of intangibles	–	(8)
Income taxes on GAAP differences	–	9
US GAAP net income	2,458	1,874

Profits / (Loss) of subsidiary companies

US GAAP requires presentation of financial statements on a consolidated basis. We have four subsidiaries as on March 31, 2006, namely, Progeon Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc.

Gain / loss on forward foreign exchange contracts

Until April 1, 2004, Indian GAAP required the premium / discount on forward contracts to be recognized as income or expenditure over the life of the related contract. Under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement. Effective April 1, 2004, the company changed its accounting policy in India in line with the revised Accounting Standard 11 on forward contracts and hence the company has decided to account for the forward foreign exchange contracts based on their designations as "effective hedges" or "not effective".

Amortization of intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty. Limited, Australia.

12. Related party transactions

These have been discussed in detail in the notes to the Indian GAAP financial statements.

13. Events occurring after the balance sheet date

On April 20, 2006, Infosys entered into an agreement with Citicorp International Finance Corporation (CIFC) to acquire its entire holdings in Progeon for a consideration of approximately Rs. 518 crore (US $115 million) in cash. The closing of the transaction is subject to several conditions, including the receipt of necessary governmental approvals and consents. Subject to the satisfaction or waiver, as appropriate, of all conditions, we expect the transaction to be completed in July 2006.

D. Opportunities and threats

We believe our competitive strengths include:

Innovation and leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMi Level 5 certification for both our offshore and onsite operations. More recently, we established a business consulting practice in the United States which leverages our Global Delivery Model. In addition, we were the first Indian company to list on a U.S. stock exchange.

Proven Global Delivery Model. We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes enabling them to achieve operating efficiencies. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our industry leadership position. *Gartner* has recently positioned us in the leader quadrant in its 2006 Magic Quadrant report for 30 leading offshore application services providers.

Comprehensive and sophisticated end-to-end solutions. Our suite of comprehensive, end-to-end technology-based solutions enables us to extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for new clients and diversify our service-mix. As a result, we are able to capture a greater share of our clients' technology budgets. Our suite of solutions encompasses consulting, design, development, software re-engineering, maintenance, systems integration and package evaluation and implementation, and through Progeon, business process management services. Through our Domain Competency Group and Software Engineering and Technology Labs, we research and engineer new solutions tailored for our clients and their respective industries. More recently, with Infosys Consulting, we have enhanced our ability to

provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Commitment to superior quality and process execution. We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. Certifications we have received include SEI-CMMi Level 5, CMM Level 5, PCMM Level 5, TL 9000 and ISO 9001-2000.

Long-standing client relationships. We have long-standing relationships with large multi-national corporations built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise help us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients. Approximately 28.9% and 35.0% of our revenues from our top 100 clients during fiscal 2006 and 2005 have been contributed by entities that have been our clients since fiscal 1998.

Status as an employer of choice. We believe we have among the best talent in the Indian technology services industry and we are committed to remain among the industry's leading employers. We have a presence in nine cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 59 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 38 global development centers, the largest of which are located in India. We also have development centers in Australia, Canada, China, Japan, Mauritius and locations in the United States and Europe. Our financial position allows us to make investments in infrastructure and personnel required for continuos growth our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2002 and March 31, 2006 our total employees grew from approximately 10,700 to 52,700.

Our strategy

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

Increase business from existing and new clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and demonstrating our superior execution capabilities. We plan to increase our recurring business with clients by providing software re-engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. Our Strategic Global Sourcing Group of comprises senior professionals and has been established to identify, secure and manage new, large, and long-term client engagements.

Expand geographically. We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Progeon, and in Australia through Infosys Australia. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to invest in infrastructure and employees. We intend to continue investing in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. In 2004, we invested in a major upgrade of our systems to re-architect, expand and consolidate our international bandwidth capacity from India to the United States. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2006, we screened over 14,23,600 employment applications, tested over 1,63,620 applicants, interviewed over 48,700 applicants and made approximately 21,650 offers of employment. These statistics do not include Progeon or our other subsidiaries. We have also completed the construction of an employee training facility in Mysore, India to further enhance our employee training capabilities. The Mysore can able to house 4,500 trainees at any given time, and can to provide the facilities required for the training of approximately 12,000 employees annually.

Continue to enhance our solution set. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In recent years, we have added new service offerings, such as consulting, business process management, systems integration and infrastructure management, which are major contributors to our growth. We also established Infosys Consulting to add additional operational and business consulting capabilities to our Global Delivery Model. Furthermore, our Modular Global Sourcing framework and other refinements to our Global Delivery Model enhance our ability to service our customers.

Continue to develop deep industry knowledge. We continue to build specialized industry expertise in the financial services, manufacturing, telecommunications, retail, transportation and logistics industries. We combine deep industry knowledge with an understanding of our clients' needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and enter into new industries.

Enhance brand visibility. We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania to recognize visionaries and Global 2000 organizations that use technology innovatively to transform their industries. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business lead generation process and enhance our ability to attract talented personnel globally.

Pursue alliances and strategic acquisitions. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to

selectively pursue acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence. In January 2004, we acquired Infosys Australia primarily due to its market position in Australia, skilled employees, management strength, expertise in the telecommunications industry and potential to serve as a platform for enhancing business opportunities in Australia.

Competition

We operate in a highly competitive and rapidly changing market, and compete with:

- consulting firms such as Accenture, BearingPoint, Cap Gemini and Deloitte Consulting;
- divisions of large multinational technology firms such as HP and IBM;
- IT outsourcing firms such as Computer Sciences Corporation, EDS, Keane, Logica CMG, and Perot Systems;
- offshore technology services firms such as Cognizant Technologies, Satyam Computer Services, Tata Consultancy Services and Wipro;
- software firms such as Oracle and SAP; and
- in-house IT departments of large corporations.

In the future we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to:

- effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable, cost-effective services;
- increase scale and breadth of service offerings to provide one-stop solutions;
- provide industry expertise to clients' business solutions;
- attract and retain high quality technology professionals; and
- maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

E. Outlook, risks and concerns

These have been discussed in detail in the *Risk management report* in this Annual Report.

F. Internal control systems and their adequacy

The CEO / CFO certification provided elsewhere in the report discusses about the adequacy of our internal control systems and procedures.

G. Material developments in human resources / Industrial relations front, including number of people employed

Employees are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers. In 2005, we were ranked as the best company to work for in India by the TNS-Mercer survey in *Business Today*.

Our culture and reputation as a leader in the technology services industry enables us to recruit and retain the best available talent in India.

Recruitment

We have built our global talent pool by recruiting from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only the top 20% of students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the United States, Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2006, we received 14,23,611 applications, tested over 1,63,620 applicants, interviewed 48,750 applicants and extended job offers to approximately 21,650 applicants. In fiscal 2006, we added approximately 12,500 new employees, net of attrition. These statistics do not include Progeon, which recruited approximately 3,050 new hires, net of attrition, during fiscal 2006, or our wholly owned subsidiaries. The number of employees as on March 31, 2006 was 44,658.

Auditors' report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 2006, the Profit and Loss Account and Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order, 2004, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(e) on the basis of written representations received from the directors, as on March 31, 2006, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2006 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2006;

   (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

   (iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
April 14, 2006

Annexure to the auditors' report

The Annexure referred to in the auditors' report to the members of Infosys Technologies Limited (the Company) for the year ended March 31, 2006. We report that:

1. The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

   The Company has a regular programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of two years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

   Fixed assets disposed of during the year were not substantial, and therefore, do not affect the going concern assumption.
2. The Company is a service company, primarily rendering information technology services. Accordingly it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.
3. The Company has neither granted nor taken any loans, secured or unsecured, to or from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. As the Company has not granted/taken any loans, clauses (iii)(b), (iii)(c), (iii)(d), (iii) (f) and (iii) (g) of Paragraph 4 of the said Order are not applicable to the Company.
4. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and the sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.
5. In our opinion, and according to the information and explanations given to us, there are no contracts and arrangements the particulars of which need to be entered into the register maintained under Section 301 of the Companies Act, 1956.
6. The Company has not accepted any deposits from the public.
7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.
8. The Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any of the services rendered by the Company.
9. According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax, Customs duty and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Excise duty, Customs duty and Cess.

   According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues were in arrears as at March 31, 2006 for a period of more than six months from the date they became payable.

   According to the information and explanations given to us, there are no dues of Income tax, Sales tax, Wealth tax and Service tax which have not been deposited with the appropriate authorities on account of any dispute.
10. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.
11. The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.
12. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
13. In our opinion and according to the information and explanations given to us, the Company is not a chit fund or a nidhi/ mutual benefit fund/ society.
14. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.
15. According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.
16. The Company did not have any term loans outstanding during the year.
17. The Company has not raised any funds on short-term basis.
18. The Company has not made any preferential allotment of shares to companies/firms/parties covered in the register maintained under Section 301 of the Companies Act, 1956.
19. The Company did not have any outstanding debentures during the year.
20. The Company has not raised any money by public issues during the year.
21. According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
April 14, 2006

Balance sheet as at

in Rs. crore

	Schedule	March 31, 2006	March 31, 2005
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	138	135
Reserves and surplus	2	6,759	5,107
		6,897	5,242
APPLICATION OF FUNDS			
FIXED ASSETS	3		
Original cost		2,837	2,183
Less: Accumulated depreciation		1,275	1,006
Net book value		1,562	1,177
Add: Capital work-in-progress		571	318
		2,133	1,495
INVESTMENTS	4	876	1,329
DEFERRED TAX ASSETS	5	56	34
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	1,518	1,253
Cash and bank balances	7	3,279	1,481
Loans and advances	8	1,252	996
		6,049	3,730
LESS: CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	808	579
Provisions	10	1,409	767
NET CURRENT ASSETS		3,832	2,384
		6,897	5,242
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22		

The schedules referred to above are an integral part of the balance sheet

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Jeffrey Lehman
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2006

Profit and loss account for the year ended

in Rs. crore, except per share data

	Schedule	March 31, 2006	March 31, 2005
Income from software services and products		9,028	6,860
Software development expenses	11	4,887	3,655
GROSS PROFIT		4,141	3,205
Selling and marketing expenses	12	499	392
General and administration expenses	13	653	488
		1,152	880
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		2,989	2,325
Interest		–	–
Depreciation		409	268
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		2,580	2,057
Other income, net	14	144	127
Provision for investments		–	–
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		2,724	2,184
Provision for taxation	15	303	325
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM		2,421	1,859
Income from sale of investment in Yantra Corporation (net of taxes)		–	45
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		2,421	1,904
Balance brought forward		1,428	71
Less: Residual dividend paid		–	3
Additional dividend tax		–	2
		1,428	66
AMOUNT AVAILABLE FOR APPROPRIATION		3,849	1,970
Dividend			
Interim		177	134
Final		234	176
Silver Jubilee special dividend		827	–
Total dividend		1,238	310
Dividend tax		174	42
Amount transferred to general reserve		242	190
Balance in profit and loss account		2,195	1,428
		3,849	1,970
EARNINGS PER SHARE*			
Equity shares of par value Rs.5/- each			
Before exceptional items			
Basic		88.67	69.26
Diluted		86.20	67.46
After exceptional items			
Basic		88.67	70.95
Diluted		86.20	69.10
Number of shares used in computing earnings per share			
Basic		27,29,94,511	26,84,20,167
Diluted		28,08,28,310	27,55,83,544
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22		

*Refer to Note 22.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Jeffrey Lehman
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2006

Cash flow statement for the year ended

in Rs. crore

	Schedule	March 31, 2006	March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax and exceptional item		2,724	2,184
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / Loss on sale of fixed assets		–	1
Depreciation and amortization		409	268
Interest and dividend income		(203)	(109)
Provision for investments		–	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(7)	(4)
Changes in current assets and liabilities			
Sundry debtors		(265)	(621)
Loans and advances	16	(94)	(110)
Current liabilities and provisions	17	221	33
Income taxes paid	18	(548)	(283)
NET CASH GENERATED BY OPERATING ACTIVITIES		2,237	1,359
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets and change in capital work-in-progress	19	(1,048)	(794)
Proceeds on disposal of fixed assets		–	1
Investment in subsidiaries (*Refer to Note 22.2.16*)		(31)	(63)
Investments in securities	20	484	(238)
Interest and dividend income		203	109
Cash flow from investing activities before exceptional items		(392)	(985)
Income from sale of investment in Yantra Corporation		–	49
Less: Tax on the above		–	4
Net income from sale of investment in Yantra Corporation		–	45
NET CASH USED IN INVESTING ACTIVITIES		(392)	(940)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		646	441
Dividends paid during the year		(352)	(903)
Dividend tax paid during the year		(50)	(118)
NET CASH USED IN FINANCING ACTIVITIES		244	(580)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		7	4
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		2,096	(157)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,683	1,840
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	21	3,779	1,683
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22		

The schedules referred to above are an integral part of the cash flow statement

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Jeffrey Lehman
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2006

Schedules to the balance sheet as at

in Rs. crore, except per share data

	March 31, 2006	March 31, 2005
1 SHARE CAPITAL		
Authorized		
Equity shares, Rs.5/- par value		
30,00,00,000 (30,00,00,000) equity shares	150	150
Issued, subscribed and paid up		
Equity shares, Rs.5/- par value*	138	135
27,55,54,980 (27,05,70,549) equity shares fully paid up		
[Of the above, 25,84,92,302 (25,84,92,302) equity shares, fully		
paid up have been issued as bonus shares by capitalization of the general reserve]	138	135
Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)		
**For details of options in respect of equity shares, refer to Note 22.2.11*		
**Refer to Note 22.2.20 for details of basic and diluted shares*		
2 RESERVES AND SURPLUS		
Capital reserve	6	6
Share premium account – As at April 1,	900	461
Add: Receipts on exercise of employee stock options	571	439
Income tax benefit arising from exercise of stock options	72	–
	1,543	900
General reserve – As at April 1,	2,773	2,683
Less: Capitalized on issue of bonus shares	–	100
Add: Transferred from the profit and loss account	242	190
	3,015	2,773
Balance in profit and loss account	2,195	1,428
	6,759	5,107

3. FIXED ASSETS

in Rs. crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2005	Additions during the year	Deductions / Retirement during the year	As at March 31, 2006	As at April 1, 2005	For the year	Deductions / Retirement during the year	As at March 31, 2006	As at March 31, 2006	As at March 31, 2005
Land: free-hold*	30	4	–	34	–	–	–	–	34	30
leasehold	90	18	4	104	–	–	–	–	104	90
Buildings*	731	292	1	1,022	119	60	–	179	843	612
Plant and machinery*#	389	177	7	559	216	96	7	305	254	173
Computer equipment*#	574	199	73	700	427	162	73	516	184	147
Furniture and fixtures*#	326	109	18	417	202	91	18	275	142	124
Vehicles	1	–	–	1	–	–	–	–	1	1
Intangible assets#										
Intellectual property rights	42	–	42	–	42	–	42	–	–	–
	2,183	799	145	2,837	1,006	409	140	1,275	1,562	1,177
Previous year	1,570	687	74	2,183	803	268	66	1,006	1,177	

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

**Includes certain assets provided on operating lease to Progeon Limited, a subsidiary. Please refer to Note 22.2.6 for details.*

 # Amount includes the retiral of assets that are not in active use, with original cost of Rs. 121 crore and accumulated depreciation of Rs. 121 crore

Schedules to the balance sheet as at

in Rs. crore

		March 31, 2006	March 31, 2005
4	INVESTMENTS		
	Trade (unquoted) – at cost		
	Long-term investments		
	In subsidiaries		
	Progeon Limited, India		
	2,44,99,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	25	25
	Infosys Technologies (Shanghai) Co. Limited, China	23	23
	Infosys Technologies (Australia) Pty. Limited, Australia		
	1,01,08,869 (1,01,08,869) equity shares of A $0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA		
	1,70,00,000 (1,00,00,000) common stock of US $1.00 par value, fully paid	76	45
		190	159
	In other investments*	16	16
	Less: Provision for investments	14	14
		2	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value		
	Liquid mutual fund units*	684	1,168
		876	1,329
	Aggregate amount of unquoted investments	876	1,329
	**Refer to Note 22.2.16 for details of investments*		
5	DEFERRED TAX ASSETS		
	Fixed assets	54	31
	Sundry debtors	2	3
		56	34
6	SUNDRY DEBTORS		
	Debts outstanding for a period exceeding six months		
	Unsecured		
	Considered doubtful	8	11
	Other debts		
	Unsecured		
	Considered good (including dues from subsidiary companies)*	1,518	1,253
	Considered doubtful	2	8
		1,528	1,272
	Less: Provision for doubtful debts	10	19
		1,518	1,253
	**For details of dues from subsidiary companies, refer to Note 22.2.7*		
	Includes dues from companies where directors are interested	2	–
7	CASH AND BANK BALANCES		
	Cash on hand	–	–
	Balances with scheduled banks in Indian Rupees		
	In current accounts*	169	78
	In deposit accounts	2,735	1,213
	Balances with non-scheduled banks in foreign currency**		
	In current accounts	375	190
		3,279	1,481
		3	3

*Includes balance in unclaimed dividend account

** Refer to Note 22.2.13 for details of balances in non-scheduled banks

Schedules to the balance sheet as at

in Rs. crore

	March 31, 2006	March 31, 2005
8 LOANS AND ADVANCES		
Unsecured, considered good		
Loans to subsidiary (*refer to Note 22.2.7*)	14	–
Advances		
Prepaid expenses	27	33
For supply of goods and rendering of services*	9	2
Others	14	11
	64	46
Unbilled revenues	203	139
Advance income tax	267	403
Loans and advances to employees**		
Housing and other loans	49	58
Salary advances	61	41
Electricity and other deposits	16	16
Rental deposits	12	14
Deposits with financial institution and body corporate	580	268
Mark to Market on options / forward contracts	–	11
	1,252	996
Unsecured, considered doubtful		
Loans and advances to employees	–	–
	1,252	996
Less: Provision for doubtful loans and advances to employees	–	–
	1,252	996
**Includes advances to subsidiary company, refer to Note 22.2.7*	6	2
***Includes dues by non-director officers of the company*	–	–
Maximum amounts due by non-director officers at any time during the year	–	–
9 CURRENT LIABILITIES		
Sundry creditors		
Goods and services*	6	1
Accrued salaries and benefits		
Salaries	6	11
Bonus and incentives	233	182
Unavailed leave	80	61
For other liabilities		
Provision for expenses	166	118
Retention monies	13	15
Withholding and other taxes payable	82	52
For purchase of intellectual property rights	19	19
Mark-to-Market on options / forward contracts	2	–
Others	3	5
	610	464
Advances received from clients	7	29
Unearned revenue	188	83
Unclaimed dividend	3	3
	579	808
**Of which, dues to subsidiary companies, refer to Note 22.2.7*	6	1
10 PROVISIONS		
Proposed dividend	1,061	176
Provision for		
Tax on dividend	149	25
Income taxes*	187	546
Post-sales client support and warranties	12	20
	1,409	767

**Refer to Note 22.2.12*

Schedules to the profit and loss account for the year ended

in Rs. crore

	March 31, 2006	March 31, 2005
11 SOFTWARE DEVELOPMENT EXPENSES		
Salaries and bonus including overseas staff expenses	3,687	2,723
Overseas group health insurance	45	34
Contribution to provident and other funds	86	78
Staff welfare	28	20
Technical sub-contractors – subsidiaries	367	252
Technical sub-contractors – others	125	100
Overseas travel expenses	232	195
Visa charges and others	65	29
Software packages		
for own use	134	111
for service delivery to clients	29	15
Communication expenses	48	42
Computer maintenance	19	14
Consumables	16	13
Rent	12	7
Provision for post-sales client support and warranties	(6)	22
	4,887	3,655
12 SELLING AND MARKETING EXPENSES		
Salaries and bonus including overseas staff expenses	286	224
Overseas group health insurance	4	3
Contribution to provident and other funds	1	2
Staff welfare	1	–
Overseas travel expenses	59	43
Visa charges and others	9	7
Traveling and conveyance	3	8
Commission and earnout charges	26	25
Brand building	46	34
Professional charges	26	17
Rent	13	10
Marketing expenses	12	11
Telephone charges	6	5
Communication expenses	1	–
Printing and stationery	2	1
Advertisements	2	1
Office maintenance	–	–
Sales promotion expenses	1	1
Consumables	–	–
Software packages		
for own use	–	–
Computer maintenance	–	–
Power and fuel	–	–
Insurance charges	–	–
Rates and taxes	–	–
Bank charges and commission	–	–
Miscellaneous expenses	1	–
	499	392

Schedules to the profit and loss account for the year ended

in Rs. crore

		March 31, 2006	March 31, 2005
13	GENERAL AND ADMINISTRATION EXPENSES		
	Salaries and bonus including overseas staff expenses	125	90
	Overseas group health insurance	2	1
	Contribution to provident and other funds	8	7
	Professional charges	94	56
	Telephone charges	76	46
	Power and fuel	62	40
	Traveling and conveyance	63	38
	Overseas travel expenses	11	7
	Visa charges and others	3	2
	Office maintenance	66	43
	Guesthouse maintenance*	1	–
	Insurance charges	22	29
	Printing and stationery	9	7
	Donations	17	21
	Rent	9	16
	Advertisements	13	11
	Repairs to building	16	14
	Repairs to plant and machinery	11	8
	Rates and taxes	9	8
	Professional membership and seminar participation fees	9	6
	Postage and courier	6	5
	Books and periodicals	5	3
	Provision for bad and doubtful debts	9	24
	Provision for doubtful loans and advances	–	–
	Commission to non-whole-time directors	1	1
	Freight charges	1	1
	Bank charges and commission	1	1
	Research grants	1	1
	Auditors' remuneration		
	Statutory audit fees	–	–
	Certification charges	–	–
	Others	–	–
	Out-of-pocket expenses	–	–
	Miscellaneous expenses *(refer to Note 22.2.15)*	3	2
		653	488
	**For non-training purposes*		
14	OTHER INCOME		
	Interest received on deposits with banks and others*	132	72
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	71	37
	Miscellaneous income *(refer to Note 22.2.15)*	18	9
	Exchange differences	(77)	9
		144	127
	**Tax deducted at source*	21	16
15	PROVISION FOR TAXATION		
	Income taxes*	325	327
	Deferred taxes	(22)	(2)
		303	325

**Refer to Note 22.2.12*

Schedules to the profit and loss account for the year ended

in Rs. crore

	March 31, 2006	March 31, 2005
16 CHANGE IN LOANS AND ADVANCES		
As per the balance sheet*	1,252	996
Less: Deposits with financial institutions and body corporate,		
included in cash and cash equivalents	(500)	(202)
Advance income taxes separately considered	(267)	(403)
	485	391
Less: Opening balance considered	(391)	(281)
	94	110
**includes loans to subsidiary*		
17 CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the balance sheet	2,217	1,346
Add / (Less): Provisions separately considered in the cash flow statement		
Income taxes	(187)	(546)
Dividends	(1,061)	(176)
Dividend tax	(149)	(25)
	820	599
Less: Opening balance considered	(599)	(566)
	221	33
18 INCOME TAXES PAID		
Charge as per the profit and loss account	303	325
Add: Increase in advance income taxes	(136)	53
Increase / (Decrease) in deferred taxes	22	(2)
Less: (Increase) / Decrease in income tax provision	359	(93)
	548	283
19 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
As per the balance sheet*	795	680
Less: Opening Capital work-in-progress	(318)	(204)
Add: Closing Capital work-in-progress	571	318
	1,048	794
**Excludes Rs. 4 crore (Rs. 7 crore), toward movement of land from leasehold land to freehold land*		
20 INVESTMENTS IN SECURITIES*		
As per the Balance Sheet	876	1,329
Add: Provisions made on investments	–	–
	876	1,329
Less: Investment made in subsidiaries	(31)	(63)
Opening balance considered	(1,329)	(1,028)
	(484)	238
**Refer to Note 22.2.16 for investment and redemptions*		
21 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		
As per the balance sheet	3,279	1,481
Add: Deposits with financial institutions, included herein	500	202
	3,779	1,683

Schedules to the financial statements for the year ended March 31, 2006

22 Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Progeon Limited, India ("Progeon"), and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (Shanghai) Co. Limited ("Infosys China") and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organization. The company provides end-to-end business solutions that leverage technology, thus enabling its clients to enhance business performance. The company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry.

22.1 Significant accounting policies

22.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI"), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The Management evaluates all recently issued or revised accounting standards on an ongoing basis.

22.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

The management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectibility of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by the management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

22.1.7 Retirement benefits to employees

22.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective

employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

22.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trust.

22.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10 Forward contracts in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, the management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to the profit and loss account are credited to the share premium account.

22.1.12. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extraordinary / exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

22.1.13. Investments

Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in *Note 22.3*. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous year figures have been re-grouped / re-classified, wherever necessary, to conform to the current presentation.

22.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956.

in Rs. crore

	Year ended March 31,	
	2006	2005
Salaries and bonus including overseas staff expenses	4,098	3,037
Overseas group health insurance	51	38
Contribution to provident and other funds	95	87
Staff welfare	29	20
Overseas travel expenses	302	245
Visa charges and others	77	38
Traveling and conveyance	66	46
Technical sub-contractors – others	125	100
Technical sub-contractors – subsidiaries	367	252
Software packages		
for own use	134	111
for service delivery to clients	29	15
Professional charges	120	73
Telephone charges	82	51
Communication expenses	49	42
Power and fuel	62	40
Office maintenance	66	43
Guesthouse maintenance*	1	–
Commission and earnout charges	26	25
Brand building	46	34
Rent	34	33
Insurance charges	22	29
Computer maintenance	19	14
Printing and stationery	11	8
Consumables	16	13
Donations	17	21
Advertisements	15	12
Marketing expenses	12	11
Repairs to building	16	14
Repairs to plant and machinery	11	8
Rates and taxes	9	8
Professional membership and seminar participation fees	9	6
Postage and courier	6	5
Provision for post-sales client support and warranties	(6)	22
Books and periodicals	5	3
Provision for bad and doubtful debts	9	24
Provision for doubtful loans and advances	–	–
Commission to non-whole time directors	1	1
Sales promotion expenses	1	1
Freight charges	1	1
Bank charges and commission	1	1
Auditors' remuneration		
Statutory audit fees	–	–
Certification charges	–	–
Others	–	–
Out-of-pocket expenses	–	–
Research grants	1	1
Miscellaneous expenses *(refer to Note 22.2.15)*	4	2
	6,039	4,535

**for non-training purposes*

The above expenses for the year ended March 31, 2006 include Fringe Benefit Tax (FBT) in India amounting to Rs. 12 crore, wherever applicable.

22.2.2 Capital commitments and contingent liabilities

in Rs. crore

	As at March 31,	
	2006	2005
Estimated amount of unexecuted capital contracts (net of advances and deposits)	509	273
Outstanding guarantees and counter guarantees to various banks,		
in respect of the guarantees given by those banks in favor of various government		
authorities and others	20	13
Claims against the company, not acknowledged as debts	14*	16
(Net of Rs. 138 crore paid to statutory authorities)		
Forward contracts and options outstanding		
In US $	US $100,000,000	US $349,000,000
(Equivalent approximate in Rs. crore)	445	1,539
Range barrier options in US $	US $210,000,000	–
(Equivalent approximate in Rs. crore)	934	–
Range barrier options in Euro	€3,000,000	–
(Equivalent approximate in Rs. crore)	16	–
Range barrier options in GBP	£3,000,000	–
(Equivalent approximate in Rs. crore)	23	–

**Claims against the Company not acknowledged as debts include demands from the Indian tax authorities for payment of additional tax of Rs. 135 crore (Rs. nil), including interest of Rs. 33 crore (Rs. nil), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.*

The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

22.2.3. Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. crore

	Year ended March 31,	
	2006	2005
Capital goods	211	131
Software packages	8	9
	219	140

22.2.5. Activity in foreign currency

in Rs. crore

	Year ended March 31,	
	2006	2005
Earnings in foreign currency		
(on receipts basis)		
Income from software services		
and products	8,649	6,103
Interest received on deposits with banks	6	2
Expenditure in foreign currency		
(on payments basis)		
Travel expenses	285	204
Professional charges	47	30
Technical Sub-Contractors – Subsidiaries	363	243
Other expenditure incurred overseas		
for software development	2,632	2,286
Net earnings in foreign currency		
(on the receipts and payments basis)		
Net earnings in foreign exchange	5,328	3,342

22.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and maximum obligations on long-term, non-cancelable, operating leases payable as per the rentals stated in the respective agreements:

in Rs. crore

	Year ended March 31,	
	2006	2005
Lease rentals recognized during the year	34	34

Lease obligations	As at March 31,	
	2006	2005
Within one year of the		
balance sheet date	24	19
Due in a period between		
one year and five years	100	65
Due after five years	61	24
	185	108

The operating lease arrangements extend for a maximum of 10 years from their respective dates of inception and relate to rented overseas premises and car rentals. Some of these lease agreements have a price escalation clause.

Fixed assets stated provided on the operating lease to Progeon, a subsidiary company, as at March 31, 2006 and *2005*:

Particulars	Cost	Accumulated depreciation	Net book value
Building	33	5	28
	13	*3*	*10*
Plant and machinery	16	7	9
	6	*4*	*2*
Computers	2	2	–
	1	*1*	*–*
Furniture & fixtures	11	8	3
	9	*7*	*2*
Total	62	22	40
	29	*15*	*14*

The aggregate depreciation charged on the above during the year ended March 31, 2006 amounted to Rs. 7 crore (Rs. 3 crore for the year ended March 31, 2005).

The company has non-cancelable operating leases on equipped premises leased to Progeon. The leases extend for periods between 36 months and 70 months from the date of inception. The lease rentals received are included as a component of sale of shared services *(Refer Note 22.2.7)*. Lease Rental commitments from Progeon:

Lease rentals	As at March 31,	
	2006	2005
Within one year of the balance sheet date	11	6
Due in a period between one year and five years	17	4
Due after five years	–	–
	28	10

The rental income from Progeon for the year ended March 31, 2006 amounted to Rs. 11 crore (Rs. 8 crore for the year ended March 31, 2005).

22.2.7. Related party transactions

List of related parties:

Name of the related party	Country	Holding as at March 31,	
		2006	2005
Progeon Limited	India	71.74%	99.54%
Infosys Technologies (Australia), Pty. Limited	Australia	100%	100%
Infosys Technologies (Shanghai) Co. Limited	China	100%	100%
Infosys Consulting, Inc.	USA	100%	100%
Progeon S.R.O.*	Czech Republic	71.74%	99.54%

**Progeon S.R.O. is a wholly owned subsidiary of Progeon Limited.*

The details of the related party transactions entered into by the company, in addition to the lease commitments described in *Note 22.2.6*, for the year ended March 31, 2006 and 2005 are as follows:

Particulars	Year ended March 31,	
	2006	2005
Capital transactions:		
Financing transactions		
Progeon (Including Progeon S.R.O.)	–	–
Infosys Australia	–	–
Infosys China	–	18
Infosys Consulting	31	45
Loans		
Infosys China	14	–
Rental deposit repaid		
Progeon (Including Progeon S.R.O.)	2	–
Revenue transactions:		
Purchase of services		
Progeon (Including Progeon S.R.O.)	3	2
Infosys Australia	239	234
Infosys China	10	3
Infosys Consulting	116	14
Purchase of shared services, including facilities and personnel		
Progeon (Including Progeon S.R.O.)	2	1
Infosys Australia	–	–
Infosys China	–	–
Infosys Consulting	–	–
Sale of services		
Progeon (Including Progeon S.R.O.)	1	–
Infosys Australia	4	–
Infosys China	2	–
Infosys Consulting	3	1
Sale of shared services including facilities and personnel		
Progeon (Including Progeon S.R.O.)	14	14
Infosys Australia	–	–
Infosys China	–	–
Infosys Consulting	6	–

Details of amounts due to or due from and maximum dues from subsidiaries for the year ended March 31, 2006 and 2005:

in Rs. crore

Particulars	Year ended March 31,	
	2006	2005
Sundry debtors		
Progeon (Including Progeon S.R.O.)	–	–
Infosys Australia	–	–
Infosys China	–	–
Infosys Consulting	–	–
Sundry creditors		
Progeon (Including Progeon S.R.O.)	–	–
Infosys Australia	–	–
Infosys China	–	1
Infosys Consulting	–	–
Loans and advances		
Progeon (Including Progeon S.R.O.)	–	–
Infosys Australia	–	–
Infosys China	20	2
Infosys Consulting	–	–
Maximum balances of loans and advances		
Progeon (Including Progeon S.R.O.)	3	–
Infosys Australia	28	–
Infosys China	20	3
Infosys Consulting	–	1

During the year ended March 31, 2006, an amount of Rs. 13 crore (Rs. 15 crore for the year ended March 31, 2005) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.8. Transactions with key management personnel

The key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits paid to the key management personnel during the year ended March 31, 2006 and 2005 have been detailed in Schedule 22.3.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is:

Particulars	Year ended March 31,	
	2006	2005
Whole-time directors		
Salary	2	2
Contributions to provident and other funds	–	–
Perquisites and incentives	2	2
Total remuneration	4	4
Non-whole-time directors		
Commission	1	1
Sitting fees	–	–
Reimbursement of expenses	–	1
Total remuneration	1	2

During the year ended March 31, 2006 and 2005, Progeon has provided for commission of Rs. 0.09 and Rs. 0.03 crore to a non-whole-time director of Infosys.

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

Particulars	Year ended March 31,	
	2006	2005
Net profit after tax from ordinary activities	2,421	1,904
Add:		
1. Whole-time directors' remuneration	4	4
2. Directors' sitting fees	–	–
3. Commission to non-whole-time directors	1	1
4. Provision for bad and doubtful debts	9	24
5. Provision for doubtful loans and advances	–	–
6. Provision on investments	–	–
7. Depreciation as per books of accounts	409	268
8. Provision for taxation	303	325
	3,147	2,526
Less:		
1. Depreciation as envisaged under Section 350 of the Companies Act, 1956*	409	268
2. Profit of a capital nature	–	45
Net profit on which commission is payable	2,738	2,213
Commission payable to non-whole-time directors		
Maximum allowed as per the Companies Act, 1956 at 1%	27	22
Maximum approved by the shareholders (0.5%)	14	11
Commission approved by the Board	1	1

**The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.*

22.2.9. Research and development expenditure

	Year ended March 31,	
	2006	2005
Capital	–	–
Revenue	102	74
	102	74

22.2.10. Dues to small-scale industrial undertakings

As at March 31, 2006 and March 31, 2005, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11. Stock option plans

The company currently has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the

	Year ended March 31,	
	2006	2005
Options outstanding, beginning of the year	30,54,290	38,71,010
Granted	–	–
Less: Exercised	(6,85,702)	(5,85,800)
Forfeited	(95,348)	(2,30,920)
Options outstanding, end of the year	22,73,240	30,54,290

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,	
	2006	2005
Options outstanding, beginning of the year	1,40,54,937	1,83,62,120
Granted	–	–
Less: Exercised	(42,98,729)	(34,20,525)
Forfeited	(1,66,671)	(8,86,658)
Options outstanding, end of the year	95,89,537	1,40,54,937

The aggregate options considered for dilution are set out in *Note 22.2.20*

22.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income up to fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write-back.

22.2.13 Cash and bank balances

Details of balances as on balance sheet dates and the maximum balances during the period / year with non-scheduled banks:

in Rs. crore

Balances with non-scheduled banks	As at March 31, 2006	2005
In current accounts		
ABN AMRO Bank, Taipei, Taiwan	1	–
Bank of America, Palo Alto, USA	229	125
Bank of China, Beijing, China	–	–
Citibank NA, Melbourne, Australia	39	3
Citibank NA, Singapore	–	–
Citibank NA, Tokyo, Japan	1	2
Citibank NA, Sharjah, UAE	–	–
Deutsche Bank, Brussels, Belgium	8	1
Deutsche Bank, Frankfurt, Germany	21	6
Deutsche Bank, Amsterdam, The Netherlands	4	–
Deutsche Bank, Paris, France	1	1
Deutsche Bank, Zurich, Switzerland	6	4
HSBC Bank PLC, Croydon, UK	60	5
ICICI Bank, UK Ltd., London, UK	–	30
ICICI Bank, Toronto, Canada	–	2
Nordbanken, Stockholm, Sweden	–	–
Royal Bank of Canada, Toronto, Canada	4	11
UFJ Bank, Tokyo, Japan	–	–
Svenska Handels Bank, Stockholm, Sweden	1	–
	375	190

in Rs. crore

Maximum balance with non-scheduled banks during the	As at March 31, 2006	2005
In current accounts		
ABN AMRO Bank, Taipei, Taiwan	2	1
Bank of America, Palo Alto, USA	391	253
Bank of China, Beijing, China	–	–
Bank of Melbourne, Melbourne, Australia	–	–
Citibank NA, Melbourne, Australia	54	75
Citibank NA, Hong Kong	–	–
Citibank NA, Singapore	–	–
Citibank NA, Sydney, Australia	–	–
Citibank NA, Tokyo, Japan	36	10
Citibank NA, Sharjah, UAE	–	–
Deutsche Bank, Brussels, Belgium	31	33
Deutsche Bank, Frankfurt, Germany	38	48
Deutsche Bank, Amsterdam, The Netherlands	8	1
Deutsche Bank, Paris, France	6	4
Deutsche Bank, Zurich, Switzerland	14	9
HSBC Bank PLC, Croydon, UK	91	47
ICICI Bank, UK Ltd., London, UK	35	31
ICICI Bank, Toronto, Canada	11	2
Merrill Lynch ESOP A/C. Fremont, USA	–	29
National Bank of Sharjah, UAE	–	–
Nordbanken, Stockholm, Sweden	–	–
Nova Scotia Bank, Toronto, Canada	–	9
Royal Bank of Canada, Toronto, Canada	16	17
Svenska Handels Bank, Stockholm, Sweden	2	3
UFJ Bank, Tokyo, Japan	28	1

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 25 crore for the year ended March 31, 2006 (Rs. 10 crore for the year ended March 31, 2005).

22.2.14 Loans and advances

"Advances" mainly comprise prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions:

in Rs. crore

	As at March 31, 2006	2005
Deposits with financial Institutions and body corporate:		
Housing Development Finance Corporation Limited ("HDFC")	500	202
Life Insurance Corporation of India	80	66
	580	268
Interest accrued but not due (included above)	–	2

Maximum balance held as deposits with financial institutions and body corporate:

in Rs. crore

	As at March 31, 2006	2005
Deposits with financial institutions:		
Housing Development Finance Corporation Limited ("HDFC")	503	202
Life Insurance Corporation of India	106	66
Deposit with body corporate:		
GE Capital Services India Limited	227	–

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit / leave obligations as and when they arise during the normal course of business.

22.2.15. Fixed assets

Profit / (loss) on disposal of fixed assets:

in Rs. crore

	Year ended March 31, 2006	2005
Profit on disposal of fixed assets, included in miscellaneous income	–	–
(Loss) on disposal of fixed assets, included in miscellaneous expenses	–	(1)
Profit / (loss) on disposal of fixed assets, net	–	(1)

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and leasehold improvement and other low value assets.

in Rs. crore

	Year ended March 31, 2006	2005
Charged during the year	65	40

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2006.

22.2.16 Details of investments

in Rs. crore

	As at March 31,	
	2006	2005
Long-term investments		
CiDRA Corporation, USA		
14,124 (12,752) Series D convertible preferred stock at US $90 each, fully paid, par value US $0.01 each	5*	5*
72,539 (72,539) Class A common stock, par value US $0.001 each	–	–
2,139 (2,139) Non-voting redeemable preferred stock, par value US $0.01 each	–	–
CyVera Corporation, USA		
Nil (25,641), Series A preferred stock par value US $0.001	–	–
OnMobile Systems Inc., (formerly Onscan Inc.) USA		
1,00,000 (1,00,000) common stock at US $0.4348 each, fully paid, par value US $0.001 each	–	–
1,00,000 (1,00,000) Series A voting convertible preferred stock at US $0.4348 each, fully paid, par value US $0.001 each	–	–
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US $0.4348 each, fully paid, par value US $0.001 each	9*	9*
M-Commerce Ventures Pte. Ltd, Singapore		
100 (100) ordinary shares of Singapore $1 each, fully paid, par value Singapore $1 each	–	–
684 (684) redeemable preference shares of Singapore $1, fully paid, at a premium of Singapore $1,110 per redeemable preferred stock	2	2
216 (216) redeemable preference shares of Singapore $1, fully paid, par value Singapore $1 each	–	–
Software Services Support Education Center Limited		
Nil (1) equity share of Rs. 10 each, fully paid, par value Rs. 10	–	–
Illumina Inc.		
758 (nil) common stock at US $0.01 per share	–	–
The Saraswat Co-operative Bank Limited, India		
Nil (1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	–	–
	16	16
Less: Provision for investment	14	14
	2	2

Investments that are provided for in whole

Current investments – Liquid mutual funds, India

in Rs. crore

	Number of units as at March 31,		As at March 31,	
	2006	2005	2006	2005
Birla Cash Plus Institutional Premium Fund	9,94,77,727	9,24,76,122	100	100
CanLiquid Institutional Fund	5,97,28,831	–	60	–
Chola Liquid Fund Institutional Plus	4,63,08,937	–	54	–
Deutsche Bank Insta-Cash Plus Fund	–	4,99,57,408	–	50
DSP Merrill Lynch Liquidity Fund	–	6,05,17,461	–	75
Grindlays Cash Fund – Super Institutional Plan C	–	7,07,47,373	–	75
HDFC Liquid Fund – Premium Plus	–	8,36,11,057	–	100
HSBC Cash Fund – Institutional Plus	–	7,48,98,088	–	75
ING Vysya Liquid Fund – Super Institutional	7,88,74,225	–	79	–
JM High Liquidity Fund	–	7,69,31,305	–	77
Kotak Mahindra Liquid Fund – Institutional Premium	–	8,97,41,740	–	90
Principal Cash Management Fund	–	5,49,75,911	–	55
Prudential ICICI Liquid Plan – Institutional Plus	–	8,37,14,699	–	100
Reliance Liquid Fund Treasury Plan – Institutional Option	–	5,30,22,669	–	86
SBI Magnum Institutional Income – Savings	–	2,38,20,119	–	25
Sundaram Money Fund – Institutional	2,96,83,287	–	30	–
Templeton India Treasury Management Account	–	9,49,782	–	95
UTI Liquid Cash Plan – Institutional	14,77,424	4,94,901	150	50
TLSM Tata Liquid Super High Inv Fund	13,31,587	6,24,358	150	70
LICMF Liquid Fund – Dividend Plan	5,54,51,349	4,15,28,325	61	45
			684	1,168
At cost			624	733
At fair value			60	435
			684	1,168

Details of investments in and disposal of securities during the year ended March 31, 2006 and 2005: *in Rs. crore*

	Year ended March 31,	
	2006	2005
Investment in securities		
Subsidiaries	31	63
Long-term investments	–	–
Liquid mutual funds	1,749	356
	1,780	419
Redemption / Disposal of investments in securities		
Subsidiaries	–	–
Long-term investments	–	–
Liquid mutual funds	2,233	118
	2,233	118
Net movement in investments	(453)	301

Investment purchased and sold during the year ended March 31, 2006:

in Rs. crore

Name of the fund	Face value Rs. /-	Units	Cost
ABN AMRO Cash Fund	10	7,49,29,549	75
RLF – Treasury Plan	10	13,98,72,836	156
Birla Cash Plus – Institutional Premium	10	4,96,86,478	50
Deutsche Insta Cash Plus Fund	10	1,39,46,029	14
DSP Merrill Lynch Liquid Fund	10	96,76,015	12
Grindlays Cash Fund – Institutional Plan	10	14,99,09,772	150
HDFC Liquid Fund – Premium Plus Plan	10	1,64,06,891	20
HSBC – Cash Fund Institutional Plan	10	7,46,69,216	75
ICICI Institutional Liquid Plan – Monthly Dividend	10	4,17,66,209	50
ING Vysya LFI	10	3,48,62,988	35
JM High Liquidity Fund – Super Institutional Plan	10	1,89,64,726	19
Kotak Liquid Institutional Premium	10	10,46,48,459	105
LICMF Liquid Fund	10	41,39,614	5
Principal Liquid Option – Institutional Plan	10	7,99,31,126	80
SBI Magnum – Institutional Income	10	9,51,18,769	100
Templeton India Treasury Management Account – Institutional Plan	1000	23,99,425	240

Particulars of investments made during the year ended March 31, 2006 and 2005:

Particulars of investee companies	Year ended March 31,	
	2006	2005
Infosys Technologies (Shanghai) Co. Limited, China	–	18
Infosys Consulting, Inc., USA	31	45
	31	63

Conversion of cumulative preference shares in Progeon

Progeon had issued an aggregate of 87,50,000 0.005% cumulative convertible preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005, CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. As of March 31, 2006, Infosys' equity holding in Progeon was 71.74%.

22.2.17. Segment reporting

The company's operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the East and the West), Ireland and the United Kingdom; and Rest of the world comprises all other places, except those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2006 and *2005*

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	3,197	1,297	1,414	956	2,164	9,028
	2,336	*1,021*	*1,234*	*696*	*1,573*	*6,860*
Identifiable operating expenses	1,380	578	573	393	915	3,839
	975	*442*	*571*	*277*	*638*	*2,903*
Allocated expenses	781	315	343	233	528	2,200
	556	*243*	*294*	*165*	*374*	*1,632*
Segmental operating income	1,036	404	498	330	721	2,989
	805	*336*	*369*	*254*	*561*	*2,325*
Unallocable expenses						409
						268
Operating income						2,580
						2,057
Other income (expense), net						144
						127
Net profit before taxes						2,724
						2,184
Income taxes						303
						325
Net profit after taxes						2,421
						1,859

Geographic segments

Year ended March 31, 2006 and *2005*

	North America	Europe	India	Rest of the world	Total
Revenues	5,921	2,187	164	756	9,028
	4,516	*1,524*	*134*	*686*	*6,860*
Identifiable operating expenses	2,525	856	72	386	3,839
	1,878	*594*	*38*	*393*	*2,903*
Allocated expenses	1,443	534	39	184	2,200
	1,074	*363*	*32*	*163*	*1,632*
Segmental operating income	1,953	797	53	186	2,989
	1,564	*567*	*64*	*130*	*2,325*
Unallocable expenses					409
					268
Operating income					2,580
					2,057
Other income (expense), net					144
					127
Net profit before taxes					2,724
					2,184
Income taxes					303
					325
Net profit after taxes					2,421
					1,859

22.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2006, the company has provided for doubtful debts of Rs. 2 crore (Rs. 8 crore as at March 31, 2005) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

Particulars	Number of shares to which the dividends relate	Year ended March 31, 2006	2005
Final and one-time special dividend for fiscal 2004	52,92,612	–	61
Interim dividend for fiscal 2005	2,12,44,988	–	11
Final dividend for fiscal 2005	3,77,66,327	25	–
Interim dividend for fiscal 2006	3,80,51,211	25	–

22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended March 31, 2006	2005
Number of shares considered as basic weighted average shares outstanding	27,29,94,511	26,84,20,167
Add: Effect of dilutive issues of shares / stock options	78,33,799	71,63,377
Number of shares considered as weighted average shares and potential shares outstanding	28,08,28,310	27,55,83,544

22.2.21 Exceptional item

During the year ended March 31, 2005, the company sold its entire investment in Yantra Corporation, USA (Yantra), for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration has been received by the company and the balance amount has been deposited in Escrow to indemnify any contractual contingencies. The unutilized balance in the escrow account, if any, is eligible for release in April 2006. The income arising thereof amounted to Rs. 45 crore (net of taxes) and is disclosed separately as exceptional item.

The carrying value of the company's investment in Yantra Corporation, USA, was Rs. nil since a provision of Rs. 7 crore had been made in previous years to recognize losses incurred by Yantra in excess of the company's contribution to capital. Accordingly, the realized gain on disposal of investment of Rs. 45 crore, net of taxes of Rs. 4 crore, has been recognized in the profit and loss account and being non recurring in nature has been disclosed in the statement of profit and loss account as an "exceptional item."

22.2.22 Cash flow statement

22.2.22.a

The balance of cash and cash equivalents includes Rs. 3 crore as at March 31, 2006 (Rs. 3 crore as at March 31, 2005) set aside for payment of dividends.

22.2.22.b

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in the USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Consequently, the share capital of the company stands increased by Rs. 100 crore. The bonus shares were issued by capitalization of general reserves.

22.2.22.c

Deposits with financial institutions and body corporate as at March 31, 2006 include an amount of Rs. 80 crore (Rs. 66 crore as at March 31, 2005) deposited with Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered as "cash and cash equivalents".

22.3 Details of rounded off amounts

The financial statements are represented in Rupees crore as per the approval received from the Department of Company Affairs ("DCA") earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rupees crore are given in the following table.

Balance sheet items

in Rs. crore

		As at March 31,	
Schedule	Description	2006	2005
3	Fixed assets		
	Additions		
	Vehicles	0.75	0.35
	Deductions / retirements		
	Land – free-hold	0.01	–
	Vehicles	–	0.09
	Buildings	0.80	0.34
	Depreciation and amortization		
	Vehicles	0.19	0.10
8	Unsecured, considered doubtful		
	Loans and advances to employees	0.44	0.23
	Provision for doubtful loans and advances to employees	0.44	0.23
22.2.6	Computers on operating lease to Progeon		
	– Net book value	0.17	0.05
22.2.7	Related party transactions		
	Maximum balances of loans and advances		
	– Progeon (including Progeon S.R.O.)	3.00	0.45
22.2.13	Balances with non-scheduled banks		
	– ABN AMRO Bank, Taipei, Taiwan	0.94	0.02
	– Bank of China, Beijing, China	0.02	0.02
	– Citibank NA, Singapore	0.19	0.35
	– Citibank NA, Sharjah, UAE	0.04	0.03
	– Deutsche Bank, Amsterdam, The Netherlands	3.45	0.15
	– Nordbanken, Stockholm, Sweden	0.09	0.12
	– Svenska Handels Bank, Stockholm, Sweden	0.51	0.35
	– Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.09	0.32
22.2.14	Loans and advances		
	Interest accrued but not due – Deposits with financial institutions and body corporates	0.10	1.54
22.2.16	Long-term investments		
	OnMobile (common stock)	0.19	0.19
	OnMobile (Series A voting)	0.19	0.19

Profit and loss items

in Rs. crore

		As at March 31,	
Schedule	Description	2006	2005
	Profit and loss account		
12	Selling and marketing expenses		
	Staff welfare	1.46	0.45
	Communication expenses	0.58	0.05
	Office maintenance	0.37	0.27
	Consumables	0.25	0.17
	Software packages for own use	0.20	0.16
	Computer maintenance	0.01	–
	Insurance charges	0.02	0.17
	Rates and taxes	–	0.03
	Other miscellaneous expenses	0.66	–
13	General and administration expenses		
	Provision for doubtful loans and advances	0.42	0.10
	Auditors' remuneration		
	Statutory audit fees	0.43	0.36
	Certification charges	0.03	0.03
	Others	–	0.07
	Out of pocket expenses	0.03	0.02

Profit and loss items

in Rs. crore

		As at March 31,	
Schedule	Description	2006	2005
Provision for investments		(0.30)	(0.10)
22.2.1	Aggregate expenses		
	Provision for doubtful loans and advances	0.42	0.10
	Auditors' remuneration – Statutory audit fees	0.43	0.36
	– Certification charges	0.03	0.03
	– Others	–	0.07
	– Out-of-pocket expenses	0.03	0.02
22.2.7	Related party transactions		
	Revenue transactions		
	Sale of services Progeon (including Progeon S.R.O.)	–	0.13
22.2.8	Transactions with key management personnel		
	Aggregate managerial remuneration under Section 198 of the Companies Act, 1956, to the directors (including managing director)		
	Whole-time directors : Contributions to provident and other funds	0.33	0.31
	Non whole-time directors: Sitting fees	0.05	0.05
	Non whole-time directors: Reimbursement of expenses	0.37	0.31
	Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and computation of commission payable to non whole-time directors		
	Directors' sitting fees	0.05	0.05
	Provision for doubtful loans and advances	0.42	0.10
	Provision for investments	(0.30)	(0.10)
22.2.9	Research and development expenditure – capital	0.16	–
22.2.13	Maximum balance with non-scheduled banks		
	– Bank of China, Beijing, China	0.08	0.10
	– Bank of Melbourne, Melbourne, Australia	–	0.23
	– Citibank NA, Hong Kong	0.47	0.35
	– Citibank NA, Singapore	0.37	0.48
	– Citibank NA, Sydney, Australia	–	0.04
	– Citibank NA, Sharjah, UAE	0.16	0.19
	– Nordbanken, Stockholm, Sweden	0.14	0.27
22.2.15	Profit / (Loss) on disposal of fixed assets		
	Profit on disposal of fixed assets, included in miscellaneous income	0.58	0.36
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	(0.45)	(0.93)
	Profit / (Loss) on disposal of fixed assets, net	0.13	(0.57)

Cash flow statement items

in Rs. crore

		As at March 31,	
Schedule	Description	2006	2005
Cash flow statement	Profit / (Loss) on sale of fixed assets	0.13	0.57
	Provision for investments	(0.30)	(0.10)

Transactions with key management personnel

The key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to the key management personnel during the year ended March 31, 2006 and *2005*:

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Chairman and Chief Mentor				
N. R. Narayana Murthy	0.13	0.03	0.26	0.42
	0.12	*0.04*	*0.15*	*0.31*
Chief Executive Officer, President and Managing Director				
Nandan M. Nilekani	0.13	0.03	0.25	0.41
	0.12	*0.04*	*0.16*	*0.32*
Chief Operating Officer and Deputy Managing Director				
S. Gopalakrishnan	0.13	0.03	0.26	0.42
	0.12	*0.05*	*0.15*	*0.32*
Whole-time directors				
K. Dinesh	0.13	0.03	0.25	0.41
	0.12	*0.04*	*0.15*	*0.31*
S. D. Shibulal	0.70	0.01	0.31	1.02
	0.82	*–*	*0.32*	*1.14*
Chief Financial Officer				
T. V. Mohandas Pai	0.19	0.04	0.53	0.76
	0.17	*0.05*	*0.36*	*0.58*
Srinath Batni	0.17	0.04	0.47	0.68
	0.16	*0.06*	*0.32*	*0.54*
Other senior management personnel				
Company Secretary				
V. Balakrishnan	0.13	0.03	0.38	0.54
	0.12	*0.04*	*0.39*	*0.55*

Particulars of remuneration and other benefits provided to the key management personnel during the year ended March 31, 2006 and *2005*:

in Rs. crore

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-whole-time directors				
Deepak M. Satwalekar	0.21	–	–	0.21
	0.18	*–*	*0.01*	*0.19*
Prof. Marti G. Subrahmanyam	0.18	–	0.12	0.30
	0.16	*–*	*0.05*	*0.21*
Philip Yeo	0.03	–	–	0.03
	0.12	*–*	*–*	*0.12*
David L. Boyles	0.12	–	–	0.12
	–	*–*	*–*	*–*
Dr. Omkar Goswami	0.18	–	0.01	0.19
	0.16	*–*	*0.01*	*0.17*
Sen Larry Pressler	0.17	–	–	0.17
	0.15	*–*	*–*	*0.15*
Rama Bijapurkar	0.17	–	–	0.17
	0.16	*0.01*	*0.01*	*0.18*
Claude Smadja	0.16	–	0.11	0.27
	0.16	*0.01*	*0.13*	*0.30*
Sridar A. Iyengar	0.18	–	0.11	0.29
	0.16	*–*	*0.10*	*0.26*

Balance sheet abstract and company's general business profile

Registration details: Registration No.: 13115 State code 08

Balance sheet date	March 31, 2006
	in Rs. thousand, except per share data
Capital raised during the year	
Public issue	–
Rights issue	–
Bonus issue	–
Private placement	–
Preferential offer of shares under Employee Stock Option Plan scheme**	573,60,40
Position of mobilization and deployment of funds	
Total liabilities	6896,41,12
Total assets	6896,41,12
Sources of funds	
Paid-up capital	137,77,76
Reserves and surplus	6758,63,35
Secured loans	–
Unsecured loans	–
Application of funds	
Net fixed assets	2133,32,94
Investments	875,69,96
Net current assets	3831,79,22
Deferred tax assets	55,59,00
Miscellaneous expenditure	–
Accumulated losses	–
Performance of the company	
Income from software services and products	9027,57,61
Other income	143,60,54
Total income	9171,18,15
Total expenditure	6447,55,48
Profit / loss before tax	2723,62,67
Profit / loss after tax	2420,62,67
Earnings per share (Basic) (Rs.)	88.67
Earnings per share (Diluted) (Rs.)	86.20
Dividend rate (%) (Equity share of par value Rs. 5/- each)**	900
Generic names of principal products / services of the company	
Item code No. (ITC code)	85 24 90 09
Product description	Computer software
**Issue of shares arising on the exercise of options granted to employees under the company's*	
1998 ADS Plan (No. of shares)	6,85,702
1999 Plan (No. of shares)	42,98,729

***Includes Silver Jubilee special dividend of 600%*

** Excludes tax benefit of deductions earned on exercise of employee stock options in excess of compensation charged to profit & loss account*

N. R. Narayana Murthy *Chairman and Chief Mentor*	Nandan M. Nilekani *Chief Executive Officer, President and Managing Director*	S. Gopalakrishnan *Chief Operating Officer and Deputy Managing Director*	Deepak M. Satwalekar *Director*
Marti G. Subrahmanyam *Director*	Omkar Goswami *Director*	Larry Pressler *Director*	Rama Bijapurkar *Director*
Claude Smadja *Director*	Sridar A. Iyengar *Director*	David L. Boyles *Director*	Jeffrey Lehman *Director*
S. D. Shibulal *Director*	T. V. Mohandas Pai *Director and Chief Financial Officer*	Srinath Batni *Director*	V. Balakrishnan *Company Secretary and Senior Vice President – Finance*

Bangalore
April 14, 2006

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

	Name of the subsidiary	Progeon Limited	Infosys Technologies (Australia) Pty. Ltd.	Infosys Technologies (Shanghai) Co. Ltd.	Progeon S.R.O. (Czech Republic)	Infosys Consulting, Inc.
1	Financial period ended	Mar 31, 2006	Mar 31, 2006	Dec 31, 2005	Mar 31, 2006	Mar 31, 2006
2	Holding company's interest	71.74% in equity shares	100% in equity shares	100% in capital	71.74% in equity shares	100% in equity shares
3	Shares held by the holding company in the subsidiary	2,44,99,993 equity shares of Rs. 10 each fully paid up amounting to Rs. 25 crore	1,01,08,869 shares amounting to Rs. 66 crore	Rs. 23 crore		1,70,00,000 shares amounting to Rs. 76 crore
4	The net aggregate of profits or losses of the subsidiary for the current period so far as it concerns the members of the holding company					
	a. dealt with or provided for in the accounts of the holding company	nil	nil	nil	nil	nil
	b. not dealt with or provided for in the accounts of the holding company	Profit: Rs. 92.48 crore	Profit: Rs. 18.43 crore	Loss: Rs. 16.59 crore	Profit: Rs. 0.85 crore	Loss: Rs. 36.47 crore
5	The net aggregate of profits or losses for previous financial years of the subsidiary so far as it concerns the members of the holding company					
	a. dealt with or provided for in the accounts of the holding company	nil	nil	nil	nil	NA
	b. not dealt with or provided for in the accounts of the holding company	Profit: Rs. 29.58 crore	Loss: Rs. 0.13 crore	Loss: Rs. 8.79 crore	Loss: Rs. 3.26 crore	Loss: Rs. 33.03 crore

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Jeffrey Lehman
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2006

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

in Rs. crore

Name of the subsidiary company	Issued and subscribed share capital	Reserves	Loans	Total assets	Total liabilities	Investments: Long-term	Investments: Current	Investments: Total	Turnover	Profit / (Loss) before taxation	Provision for taxation	Profit / (Loss) after taxation	Proposed dividend
Progeon Limited	34.15	209.05	–	243.20	243.20	3.50	69.05	72.55	367.92	93.77	1.29	92.48	–
Infosys Technologies (Australia) Pty. Ltd.	3.53	38.73	–	42.26	42.26	–	–	–	321.22	26.93	8.50	18.43	–
Infosys Technologies (Shanghai) Co. Ltd.	22.97	(25.87)	13.35	10.45	10.45	–	–	–	26.21	(16.59)	–	(16.59)	–
Progeon S.R.O. (Czech Republic)	3.50	(2.41)	–	4.56	4.56	–	–	–	11.33	0.85	–	0.85	–
Infosys Consulting, Inc.	75.62	(69.20)	–	6.42	6.42	–	–	–	143.24	(35.98)	0.49	(36.47)	–

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Jeffrey Lehman
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2006

Consolidated financial statements of Infosys Technologies Limited and its subsidiaries

Auditors' report to the Board of Directors on the consolidated financial statements of Infosys Technologies Limited and its subsidiaries

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called 'the Infosys Group') as at March 31, 2006, the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at March 31, 2006;

(b) in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the year ended on that date; and

(c) in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the year ended on that date.

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
April 14, 2006

Consolidated balance sheet as at

in Rs. crore

	Schedule	March 31, 2006	March 31, 2005
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	138	135
Reserves and surplus	2	6,828	5,090
		6,966	5,225
MINORITY INTEREST		68	–
PREFERENCE SHARES ISSUED BY SUBSIDIARY*	3	–	94
		7,034	5,319
APPLICATION OF FUNDS			
FIXED ASSETS	4		
Original cost		2,983	2,287
Less: Accumulated depreciation and amortization		1,328	1,031
Net book value		1,655	1,256
Add: Capital work-in-progress		571	318
		2,226	1,574
INVESTMENTS	5	755	1,211
DEFERRED TAX ASSETS	6	65	45
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	7	1,608	1,322
Cash and bank balances	8	3,429	1,576
Loans and advances	9	1,297	1,024
		6,334	3,922
LESS: CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	10	934	656
Provisions	11	1,412	777
NET CURRENT ASSETS		3,988	2,489
		7,034	5,319
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

**Refer to Note 23.2.16*

The schedules referred to above are an integral part of the consolidated balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Jeffrey Lehman
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2006

Consolidated profit and loss account for the year ended

in Rs. crore, except per share data

	Schedule	March 31, 2006	March 31, 2005
Income from software services, products and business process management		9,521	7,130
Software development and business process management expenses	12	5,066	3,765
GROSS PROFIT		4,455	3,365
Selling and marketing expenses	13	600	461
General and administration expenses	14	764	569
		1,364	1,030
OPERATING PROFIT before interest, depreciation, amortization, minority interest and exceptional item		3,091	2,335
Interest		–	–
Depreciation and amortization		437	287
OPERATING PROFIT before tax, minority interest and exceptional item		2,654	2,048
Other income, net	15	139	124
Provision for investments		1	–
NET PROFIT before tax, minority interest and exceptional item		2,792	2,172
Provision for taxation	16	313	326
NET PROFIT after tax and before minority interest and exceptional item		2,479	1,846
Income from sale of investment in Yantra Corporation (net of taxes)		–	45
NET PROFIT after tax, exceptional item and before minority interest		2,479	1,891
Minority interest		21	–
NET PROFIT after tax, exceptional item and minority interest		2,458	1,891
Balance brought forward		1,415	71
Less: Residual dividend paid		–	2
Additional dividend tax		–	2
		1,415	67
AMOUNT AVAILABLE FOR APPROPRIATION		3,873	1,958
Dividend			
Interim		177	134
Final		234	176
Silver Jubilee special dividend		827	–
Total dividend		1,238	310
Dividend tax		174	42
Amount transferred to general reserve		242	191
Balance in profit and loss account		2,219	1,415
		3,873	1,958
EARNINGS PER SHARE*			
Equity shares of par value Rs. 5/- each			
Before exceptional item			
Basic		90.06	68.79
Diluted		87.55	67.00
After exceptional item			
Basic		90.06	70.48
Diluted		87.55	68.64
Number of shares used in computing earnings per share			
Basic		27,29,94,511	26,84,20,167
Diluted		28,08,28,310	27,55,83,544
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

**Refer to Note 23.2.18*

The schedules referred to above are an integral part of the consolidated profit and loss account.

As per our report attached.

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

N. R. Narayana Murthy — *Chairman and Chief Mentor*
Nandan M. Nilekani — *Chief Executive Officer, President and Managing Director*
S. Gopalakrishnan — *Chief Operating Officer and Deputy Managing Director*
Deepak M. Satwalekar — *Director*

Marti G. Subrahmanyam — *Director*
Omkar Goswami — *Director*
Larry Pressler — *Director*
Rama Bijapurkar — *Director*

Claude Smadja — *Director*
Sridar A. Iyengar — *Director*
David L. Boyles — *Director*
Jeffrey Lehman — *Director*

S. D. Shibulal — *Director*
T. V. Mohandas Pai — *Director and Chief Financial Officer*
Srinath Batni — *Director*
V. Balakrishnan — *Company Secretary and Senior Vice President – Finance*

Bangalore
April 14, 2006

Consolidated cash flow statement for the year ended

in Rs. crore

	Schedule	March 31, 2006	March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax		2,792	2,172
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / Loss on sale of fixed assets		–	1
Depreciation and amortization		437	287
Interest and dividend income		(211)	(114)
Provisions for investments		1	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(9)	(4)
Changes in current assets and liabilities			
Sundry debtors		(286)	(671)
Loans and advances	17	(96)	(104)
Current liabilities and provisions	18	262	99
Income taxes paid	19	(552)	(294)
NET CASH GENERATED BY OPERATING ACTIVITIES		2,338	1,372
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets and change in capital work-in-progress	20	(1,090)	(831)
Proceeds on disposal of fixed assets		1	1
Investments in securities	21	455	(265)
Interest and dividend income		211	114
Cash flow from investing activities before exceptional item		(423)	(981)
Income from sale of investment in Yantra Corporation		–	49
Less: Tax on the above		–	(4)
Net income from sale of investment in Yantra Corporation		–	45
NET CASH USED IN INVESTING ACTIVITIES		(423)	(936)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		646	441
Dividends paid during the year, including dividend tax		(403)	(1,021)
NET CASH USED IN FINANCING ACTIVITIES		243	(580)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		9	4
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		2,167	(140)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,789	1,929
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	22	3,956	1,789
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

The schedules referred to above are an integral part of the consolidated cash flow statement

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Jeffrey Lehman
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2006

Schedules to the consolidated balance sheet as at

in Rs. crore, except per share data

	March 31, 2006	March 31, 2005
1 SHARE CAPITAL		
Authorized		
Equity shares, Rs. 5/- par value 30,00,00,000 (30,00,00,000) equity shares	150	150
Issued, subscribed and paid up		
Equity shares, Rs. 5/- par value*	138	135
27,55,54,980 (27,05,70,549) equity shares fully paid up [Of the above, 25,84,92,302 (25,84,92,302) equity shares fully paid up have been issued as bonus shares by capitalization of the general reserve]	138	135
Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)		
**For details of options in respect of equity shares, refer to Note 23.2.7*		
**Refer to Note 23.2.18 for details of basic and diluted shares*		
2 RESERVES AND SURPLUS		
Capital reserve	5	6
Capital reserve on consolidation	49	–
Share premium account – As at April 1,	900	461
Add: Receipts on exercise of employee stock options	571	439
Income tax benefit arising from exercise of stock options	72	–
	1,543	900
Foreign currency translation adjustment	–	(1)
General reserve – As at April 1,	2,770	2,680
Less: Capitalized on issue of bonus shares	–	100
Add: Transfer from the profit and loss account	242	190
	3,012	2,770
Balance in profit and loss account	2,219	1,415
	6,828	5,090
3 PREFERENCE SHARES ISSUED BY SUBSIDIARY		
Authorized		
0.0005% cumulative convertible preference shares, Rs. 100/- par value		
Nil (87,50,000) preference shares	–	88
Issued, subscribed and paid up		
0.0005% cumulative convertible preference shares, Rs. 100/- par value		
Nil (87,50,000) preference shares fully paid up*	–	88
Premium received on issue of preference shares	–	6
	–	94

**Refer to Note 23.2.16*

4 FIXED ASSETS

in Rs. crore except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2005	Additions during the year	Deletions / retirement during the year	As at March 31, 2006	As at April 1, 2005	For the year	Deletions / Retirement during the year	As at March 31, 2006	As at March 31, 2006	As at March 31, 2005
Goodwill	41	–	–	41	–	–	–	–	41	41
Land: free-hold	30	4	–	34	–	–	–	–	34	30
leasehold	90	18	4	104	–	–	–	–	104	90
Buildings	731	292	1	1,022	119	61	–	180	842	612
Plant and machinery**	395	181	7	569	218	98	7	309	260	177
Computer equipment**	610	220	73	757	446	179	73	552	205	164
Furniture and fixtures**	341	120	18	443	205	96	18	283	160	136
Leasehold improvements	6	5	–	11	1	3	–	4	7	5
Vehicles	1	1	–	2	–	–	–	–	2	1
Intangible assets**										
Intellectual property rights	42	–	42	–	42	–	42	–	–	–
	2,287	841	145	2,983	1,031	437	140	1,328	1,655	1,256
Previous year	1,634	728	75	2,287	810	287	66	1,031	1,256	

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

***Amount includes the retiral of assets which are not in active use, with original cost of Rs. 121 crore and accumulated depreciation of Rs. 121 crore*

Schedules to the consolidated balance sheet as at

in Rs. crore

	March 31, 2006	March 31, 2005
5 INVESTMENTS		
Trade (unquoted) – at cost		
Long-term investments	17	16
Less: Provision made for investments	15	14
	2	2
Non-trade (unquoted), current investments, at the lower of cost and fair value		
Liquid mutual funds	753	1,209
	755	1,211
Aggregate amount of unquoted investments	755	1,211
6 DEFERRED TAX ASSETS		
Fixed assets	57	33
Sundry debtors	2	3
Leave provisions and others	6	9
	65	45
7 SUNDRY DEBTORS		
Debts outstanding for a period exceeding six months		
Unsecured		
considered good	–	–
considered doubtful	8	11
Other debts		
Unsecured		
considered good*	1,608	1,322
considered doubtful	2	8
	1,618	1,341
Less: Provision for doubtful debts	10	19
	1,608	1,322
**Includes dues from companies where directors are interested*	2	–
8 CASH AND BANK BALANCES		
Cash on hand	–	–
Balances with scheduled banks		
In current accounts*	224	83
In deposit accounts in Indian Rupees	2,800	1,250
Balances with non-scheduled banks		
In deposit accounts in foreign currency	–	26
In current accounts in foreign currency	405	217
	3,429	1,576
**includes balance in unclaimed dividend account*	3	3

Schedules to the consolidated balance sheet as at

in Rs. crore

	March 31, 2006	March 31, 2005
9 LOANS AND ADVANCES		
Unsecured, considered good		
Advances	1	–
prepaid expenses	32	36
for supply of goods and rendering of services	10	2
others	14	16
	57	54
Unbilled revenues	211	142
Advance income tax	267	404
Loans and advances to employees*		
housing and other loans	49	58
salary advances	63	43
Electricity and other deposits	16	17
Rental deposits	16	15
Deposits with financial institution and body corporate *(refer Note 23.2.9)*	607	280
Deposits with government authorities	–	–
Mark to Market on options / due on forward contracts	–	10
Other assets	11	1
	1,297	1,024
Unsecured, considered doubtful		
Loans and advances to employees	1	–
	1,298	1,024
Less: Provision for doubtful loans and advances to employees	1	–
	1,297	1,024
**Includes dues by non-director officers of the company*	–	–
Maximum amounts due by non-director officers at any time during the year	–	–
10 CURRENT LIABILITIES		
Sundry creditors		
Capital goods	–	1
Goods and services	12	4
Accrued salaries and benefits		
salaries	9	15
bonus and incentives	260	199
unavailed leave	101	77
for other liabilities		
accrual for expenses	218	141
retention monies	13	14
withholding and other taxes payable	89	60
for purchase of intellectual property rights	20	19
others	3	5
	725	535
Advances received from clients	7	29
Unearned revenue	194	89
Unclaimed dividend	3	3
Mark to Market on options / due on forward contracts	5	–
	934	656
11 PROVISIONS		
Proposed dividend	1,061	176
Provision for		
tax on dividend	149	25
income taxes*	190	546
post-sales client support and warranties	12	30
	1,412	777

**Refer to Note 23.2.8.*

Schedules to the consolidated profit and loss account for the year ended

in Rs. crore

	March 31, 2006	March 31, 2005
12 SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES		
Salaries and bonus including overseas staff expenses	4,129	3,026
Contribution to provident and other funds	92	82
Staff welfare	33	22
Overseas travel expenses	345	252
Traveling and conveyance	19	9
Technical sub-contractors	163	109
Software packages		
for own use	139	116
for service delivery to clients	30	15
Communication expenses	62	55
Rent	25	12
Computer maintenance	21	16
Consumables	16	16
Provision for post-sales client support and warranties	(14)	31
Miscellaneous expenses	6	4
	5,066	3,765
13 SELLING AND MARKETING EXPENSES		
Salaries and bonus including overseas staff expenses	366	276
Contribution to provident and other funds	1	2
Staff welfare	2	1
Overseas travel expenses	78	56
Traveling and conveyance	4	11
Brand building	48	35
Commission and earnout charges	31	25
Professional charges	27	18
Rent	16	11
Marketing expenses	12	11
Telephone charges	6	5
Communication expenses	1	–
Printing and stationery	1	2
Advertisements	2	2
Sales promotion expenses	2	1
Office maintenance	–	1
Insurance charges	–	1
Consumables	–	–
Software packages		
for own use	–	–
Computer maintenance	–	–
Rates and taxes	–	–
Miscellaneous expenses	3	3
	600	461

Schedules to the consolidated profit and loss account for the year ended

in Rs. crore

	March 31, 2006	March 31, 2005
14 GENERAL AND ADMINISTRATION EXPENSES		
Salaries and bonus including overseas staff expenses	169	122
Contribution to provident and other funds	8	8
Staff welfare	1	1
Telephone charges	85	52
Professional charges	102	68
Power and fuel	68	44
Office maintenance	75	45
Traveling and conveyance	66	41
Overseas travel expenses	19	12
Insurance charges	25	32
Printing and stationery	12	11
Rates and taxes	12	9
Donations	17	21
Rent	11	18
Advertisements	14	11
Professional membership and seminar participation fees	10	6
Repairs to building	16	14
Repairs to plant and machinery	11	8
Postage and courier	6	5
Books and periodicals	5	3
Recruitment and training	7	2
Provision for bad and doubtful debts	10	24
Provision for doubtful loans and advances	–	–
Commission to non-whole time directors	1	1
Auditors' remuneration		
statutory audit fees	1	1
certification charges	–	–
others	–	–
out-of-pocket expenses	–	–
Bank charges and commission	1	1
Freight charges	1	1
Research grants	1	1
Software packages		
for own use	1	1
Miscellaneous expenses	9	6
	764	569
15 OTHER INCOME		
Interest received on deposits with banks and others*	137	76
Dividend received on investment in liquid mutual funds (non-trade unquoted)	74	38
Miscellaneous income, net *(Refer to Note 23.2.10)*	7	2
Exchange differences	(79)	8
	139	124
**Tax deducted at source*	22	17
16 PROVISION FOR TAXATION		
Income taxes*	335	335
Deferred taxes	(22)	(9)
	313	326

*Refer to Note 23.2.8.

Schedules to the consolidated cash flow statements for the year ended

in Rs. crore

	March 31, 2006	March 31, 2005
17 CHANGE IN LOANS AND ADVANCES		
As per the balance sheet	1,297	1,024
Less: Deposits with financial institutions and body corporate,		
included in cash and cash equivalents	(527)	(213)
Advance income taxes separately considered	(267)	(404)
	503	407
Less: Opening balance considered	(407)	(303)
	96	104
18 CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the balance sheet	2,346	1,433
Add / (Less): Provisions separately considered in the cash flow statement		
Income taxes	(188)	(546)
Dividends	(1,061)	(176)
Dividend tax	(149)	(25)
	948	686
Less: Opening balance considered	(686)	(587)
	262	99
19 INCOME TAXES PAID		
Charge as per the profit and loss account	313	326
Add: Increase in advance income taxes	(137)	194
Increase / (Decrease) in deferred taxes	20	4
Less: (Increase) / Decrease in income tax provision	356	(230)
	552	294
20 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
As per schedule 4 to the balance sheet*	837	721
Less: Opening Capital work-in-progress	(318)	(208)
Add: Closing Capital work-in-progress	571	318
	1,090	831
**Excludes Rs. 4 crore, a non-cash item conversion of Leasehold land to Freehold land*		
21 INVESTMENTS IN SECURITIES*		
As per the balance sheet	755	1,211
Add: Provisions made on investments	1	–
	756	1,211
Less: Opening balance considered	(1,211)	(946)
	(455)	265
**Refer to Note 23.2.11 for details of investments and redemptions*		
22 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		
As per the balance sheet	3,429	1,576
Add: Deposits with financial institutions, included herein	527	213
	3,956	1,789

Schedules to the consolidated financial statements for the year ended March 31, 2006

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company"), along with its majority owned and controlled subsidiary, Progeon Limited, India ("Progeon"), and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (Shanghai) Co. Limited ("Infosys China") and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organization. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Group offers software products for the banking industry and business process management services.

23. 1 Significant accounting policies

23.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI") and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The management evaluates all recently issued or revised accounting standards on an ongoing basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys, the parent company, Progeon, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of similar items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceed the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

23.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

The management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

23.1.3 Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectibility of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

23.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to the cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by the management, on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the management.

Depreciation for assets purchased / sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

23.1.7 Retirement benefits to employees

23.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees at the company and Progeon. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Progeon respectively. Infosys fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Progeon fully contributed all ascertained liabilities to the Progeon Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

23.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the "Plan") to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon were also eligible for superannuation benefit. Progeon made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Progeon had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trust.

23.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

23.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9 Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10 Forward contracts in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company. The company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract and option as an effective hedge, the management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11 Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. Tax benefits of deductions earned on exercise of employee stock options in excess

of compensation charged to profit and loss account are credited to the share premium account.

23.1.12 Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extraordinary / exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

23.1.13 Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14 Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

23.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in *Note 23.3*. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

in Rs. crore

	Year ended March 31,	
	2006	2005
Salaries and bonus including overseas staff expenses	4,664	3,424
Contribution to provident and other funds	101	92
Staff welfare	36	24
Overseas travel expenses	442	320
Traveling and conveyance	89	61
Technical sub-contractors	163	109
Software packages		
for own use	140	117
for service delivery to clients	30	15
Professional charges	129	86
Telephone charges	91	57
Communication expenses	63	55
Power and fuel	68	44
Office maintenance	75	46
Rent	52	41
Brand building	48	35
Commission and earnout charges	31	25
Insurance charges	25	33
Printing and stationery	13	13
Computer maintenance	21	16
Consumables	16	16
Rates and taxes	12	9
Advertisements	16	13
Donations	17	21
Marketing expenses	12	11
Professional membership and seminar participation fees	10	6
Repairs to building	16	14
Repairs to plant and machinery	11	8
Postage and courier	6	5
Provision for post-sales client support and warranties	(14)	31
Books and periodicals	5	3
Recruitment and training	7	2

23.2.1 Aggregate expenses (contd.)

The aggregate amounts incurred on certain specific expenses:

in Rs. crore

	Year ended March 31,	
	2006	2005
Provision for bad and doubtful debts	10	24
Provision for doubtful loans and advances	–	–
Commission to non-whole time directors	1	1
Sales promotion expenses	2	1
Auditors' remuneration		
statutory audit fees	1	1
certification charges	–	–
others	–	–
out-of-pocket expenses	–	–
Bank charges and commission	1	1
Freight charges	1	1
Research grants	1	1
Miscellaneous expenses	18	13
	6,430	4,795

The above expenses for the year ended March 31, 2006 include Fringe Benefit Tax (FBT) in India amounting to Rs. 15 crore (for the year ended March 31, 2005, Rs. nil) wherever applicable.

23.2.2 Capital commitments and contingent liabilities

in Rs. crore

	As at March 31,	
	2006	2005
Estimated amount of unexecuted capital contracts (net of advances and deposits)	519	275
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	26	16
Claims against the company, not acknowledged as debts	14*	16
(Net of Amount paid to statutory authorities of Rs. 138 crore (Rs. nil) on account of claims not acknowledged as debts)		
Forward contracts outstanding		
In US $	US $119,000,000	US $353,317,400
(Equivalent approximate in Rs. crore)	529	1,558
Options Contract Outstanding		
Put options In US $	US $4,000,000	
(Equivalent approximate in Rs. crore)	18	
Call options In US $	US $8,000,000	
(Equivalent approximate in Rs. crore)	36	
Range barrier options in US $	US $210,000,000	
(Equivalent approximate in Rs. crore)	934	–
Range barrier options in Euro	€3,000,000	–
(Equivalent approximate in Rs. crore)	16	–
Range barrier options in GBP	£3,000,000	–
(Equivalent approximate in Rs. crore)	23	–

**Claims against the company not acknowledged as debts include demands from the Indian tax authorities for payment of additional tax of Rs. 135 crore (Rs. nil), including interest of Rs. 33 crore (Rs. nil), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.*

The company is contesting the demand and the management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

23.2.3 Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year ended March 31, 2006 and 2005 and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. crore

	Year ended March 31,	
	2006	2005
Lease rentals recognized	52	45

in Rs. crore

Lease obligations	As at March 31,	
	2006	2005
Within one year of the balance sheet date	32	27
Due in a period between		
one year and five years	114	84
Due after five years	61	24
	207	135

The operating lease arrangements extend up to a maximum of 10 years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

23.2.4 Related party transactions

During the year ended March 31, 2006, an amount of Rs. 13 crore (Rs. 15 crore for the year ended March 31, 2005) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.5 Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2006 and 2005 have been detailed in Schedule 23.3.

23.2.6 Research and development expenditure

in Rs. crore

	Year ended March 31,	
	2006	2005
Capital	–	–
Revenue	102	74
	102	74

23.2.7 Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A Compensation Committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,	
	2006	2005
Options outstanding, beginning of year	30,54,290	38,71,010
Granted	–	–
Less: exercised	(6,85,702)	(5,85,800)
forfeited	(95,348)	(2,30,920)
Options outstanding, end of year	22,73,240	30,54,290

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,	
	2006	2005
Options outstanding, beginning of year	1,40,54,937	1,83,62,120
Granted	–	–
Less: exercised	(42,98,729)	(34,20,525)
forfeited	(1,66,671)	(8,86,658)
Options outstanding, end of year	95,89,537	1,40,54,937

The aggregate options considered for dilution are set out in *Note 23.2.18*

Progeon's 2002 Plan

Progeon's 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a compensation committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Progeon's 2002 Plan during the year ended March 31, 2006 and 2005 :

Number of options granted, exercised and forfeited during the	Year ended March 31,	
	2006	2005
Options outstanding, beginning of year	31,16,518	31,24,625
Granted	11,56,520	4,32,900
Less: exercised	(7,87,748)	(1,13,650)
forfeited	(10,32,960)	(3,27,357)
Options outstanding, end of year	24,52,330	31,16,518

Proforma accounting for Progeon stock option plan

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Progeon has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums." Had the compensation cost for Progeon's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the company's net income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:

	Year ended March 31,	
	2006	2005
Net Profit:		
As Reported	2,458	1,891
Less: Stock-based employee compensation expense	4	–
Adjusted Proforma	2,454	1,891
Basic Earnings per share as reported	90.06	70.48
Proforma Basic Earnings per share	89.92	70.48
Diluted Earnings per share as reported	87.55	68.64
Proforma Earnings per share as reported	87.41	68.64

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Dividend yield %	0.00%
Expected life	1 through 6 years
Risk free interest rate	7.50%
Volatility	50.00%

23.2.8 Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Progeon's operations are conducted through Software Technology Parks ("STPs"). Income from STPs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone (SEZ). Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income up to fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write-back.

23.2.9 Loans and advances

	As at March 31,	
	2006	2005
Deposits with financial institutions and body corporate:		
Housing Development Finance Corporation Limited ("HDFC")	511	214
GE Capital Services India Limited	16	–
Life Insurance Corporation of India ("LIC")	80	66
	607	280
Interest accrued but not due (included above)	–	2

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited solely to settle employee benefit / leave obligations as and when they arise during the normal course of business.

23.2.10 Fixed assets

Profit / loss on disposal of fixed assets

in Rs. crore

	Year ended March 31,	
	2006	2005
Profit on disposal of fixed assets, included in miscellaneous income	1	–
Loss on disposal of fixed assets, included in miscellaneous expenses	(1)	(1)
Profit / (loss) on disposal of fixed assets, net	–	(1)

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2006.

23.2.11 Details of investments

Details of investments in and disposal of securities during the year ended March 31, 2006 and 2005:

in Rs. crore

	Year ended March 31,	
	2006	2005
Investment in securities		
Liquid mutual funds	1,855	445
	1,855	445
Redemption / disposal of investment in securities		
liquid mutual funds	2,310	180
	2,310	180
Net movement in investment	(455)	265

23.2.12 Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of incorporation	Holding as at March 31,	
		2006	2005
Progeon Limited	India	71.74%	99.54%
Infosys Technologies (Australia) Pty. Ltd.	Australia	100%	100%
Infosys Technologies (Shanghai) Co. Ltd.	China	100%	100%
Infosys Consulting Inc.	USA	100%	100%
Progeon S.R.O.*	Czech Republic	71.74%	99.54%

**Progeon S.R.O. is a wholly owned subsidiary of Progeon Limited.*

23.2.13 Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2006 the company has provided for doubtful debts of Rs. 2 crore (as at March 31, 2005 Rs. 8 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.14 Segment reporting

The Group's operations predominantly relate to providing IT services and business process management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the world comprises all other places, except those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2006 and *2005*

in Rs. crore

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	3,427	1,324	1,566	968	2,236	9,521
	2,466	*1,032*	*1,320*	*698*	*1,614*	*7,130*
Identifiable operating expenses	1,466	586	587	394	896	3,929
	1,037	*444*	*544*	*279*	*641*	*2,945*
Allocated expenses	887	336	378	263	637	2,501
	647	*251*	*323*	*166*	*457*	*1,844*
Segmental operating income	1,074	402	601	311	703	3,091
	782	*337*	*453*	*253*	*516*	*2,341*
Unallocable expenses						437
						293
Operating income						2,654
						2,048
Other income (expense), net						138
						124
Net profit before taxes						2,792
						2,172
Income taxes						313
						326
Net profit after taxes						2,479
						1,846

Geographic segments

Year ended March 31, 2006 and *2005*

in Rs. crore

	North America	Europe	India	Rest of the world	Total
Revenues	6,168	2,337	165	851	9,521
	4,648	*1,589*	*133*	*760*	*7,130*
Identifiable operating expenses	2,594	945	68	322	3,929
	1,932	*627*	*37*	*349*	*2,945*
Allocated expenses	1,577	565	39	320	2,501
	1,152	*381*	*31*	*286*	*1,850*
Segmental operating income	1,997	827	58	209	3,091
	1,564	*581*	*65*	*125*	*2,335*
Unallocable expenses					437
					287
Operating income					2,654
					2,048
Other income (expense), net					138
					124
Net profit before taxes					2,792
					2,172
Income taxes					313
					326
Net profit after taxes					2,479
					1,846

23.2.15 Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

Particulars	Number of shares to which the dividends relate	Year ended March 31, 2006	2005
Final and one-time special dividend for fiscal 2004	52,92,612	–	61
Interim dividend for fiscal 2005	2,12,44,988	–	11
Final dividend for fiscal 2005	3,77,66,327	25	–
Interim dividend for fiscal 2006	3,80,51,211	25	–

23.2.16 Conversion of cumulative preference shares in Progeon

Progeon had issued an aggregate of 87,50,000 0.005% cumulative convertible preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-.

On June 30, 2005, CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. Infosys' equity holding in Progeon, as of March 31, 2006, was 71.74%.

23.2.17 Provision for investments

The company evaluates all investments for any dimunition in their carrying values that is other than temporary and made a provision of Rs. nil during the year ended March 31, 2006 (Rs. nil during the year ended March 31, 2005) on trade investments.

The company provided Rs. 1 crore during the year ended March 31, 2006 (Rs. 0.10 crore during the year ended March 31, 2005) on revision of the carrying amount of non-trade current investments to fair value.

23.2.18 Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended March 31, 2006	2005
Number of shares considered as basic weighted average shares outstanding	27,29,94,511	26,84,20,167
Add: Effect of dilutive issues of shares / stock options	78,33,799	71,63,377
Number of shares considered as weighted average shares and potential shares outstanding	28,08,28,310	27,55,83,544

23.2.19 Exceptional item

During the year ended March 31, 2005, the company sold its entire investment in Yantra Corporation, USA ("Yantra"), for a total consideration of US $12.57 million. The company has received an amount of Rs. 49 crore representing 90% of the consideration, and the balance amounts have been deposited in Escrow to indemnify any contractual contingencies. The unlisted balance in the escrow account, if any, is eligible for release in April, 2006. The income arising thereof amounted to Rs. 45 crore (net of taxes) and is disclosed separately as an exceptional item.

The carrying value of the company's investment in Yantra Corporation, USA, was Rs. nil since a provision of Rs. 7 crore had been made in previous years to recognize losses incurred by Yantra in excess of the company's contribution to capital. Accordingly, the realized gain on disposal of investment of Rs. 45 crore, net of taxes of Rs. 4 crore has been recognized in the profit and loss account and being non recurring in nature has been disclosed in the statement of profit and loss account as an "exceptional item."

23.2.20 Cash flow statement

23.2.20.a

The balance of cash and cash equivalents includes Rs. 3 crore as at March 31, 2006 (Rs. 3 crore as at March 31, 2005) set aside for payment of dividends.

23.2.20.b

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in the USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Accordingly, the share capital stands increased by Rs. 100 crore. The bonus shares were issued by capitalization of general reserves.

23.2.20.c

Deposits with financial institutions and body corporate, as at March 31, 2006, include an amount of Rs. 80 crore (Rs. 66 crore as at March 31, 2005), deposited with Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered as "cash and cash equivalents."

23.3 Details of rounded off amounts

The financial statements are represented in Rupees crore, as per the approval received from the Department of Company Affairs ("DCA") earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance sheet items

in Rs. crore

Schedule	Description	As at March 31, 2006	2005
Balance sheet	Minority interest	68.00	0.14
2	Capital reserve on consolidation	49.08	0.10
4	Fixed assets		
	Additions		
	Vehicles	0.82	0.35
	Deductions / retirements		
	Buildings	0.80	0.34
	Land: free-hold	0.01	–
	Vehicles	–	0.09
	Depreciation and amortization		
	Vehicles	0.19	0.10
8	Cash on hand	0.04	0.02
9	Unsecured, considered doubtful		
	Loans and advances to employees	0.50	0.23
	Provision for doubtful loans and advances to employees	0.50	0.23
23.2.9	Loans and advances		
	Interest accrued but not due – Deposits with financial institutions and body corporates	0.10	1.68

Profit and loss items

in Rs. crore

Schedule	Description	Year ended March 31, 2006	2005
13	Selling and marketing expenses		
	Communication expenses	0.97	–
	Office maintenance	0.39	0.86
	Insurance charges	0.51	0.51
	Consumables	0.25	0.27
	Cost of software packages for own use	0.20	0.15
	Computer maintenance	0.01	0.13
	Rates and taxes	–	0.03
14	General and administrative expenses		
	Provision for doubtful loans and advances	0.52	0.10
	Auditors' remuneration		
	Statutory audit fees	1.14	0.88
	Certification charges	0.04	0.10
	Out-of-pocket expenses	0.04	0.02
Profit and Loss	Provision for investments	0.70	(0.10)
23.2.1	Aggregate expenses		
	Provision for doubtful loans and advances	0.52	0.10
	Auditors' remuneration		
	Statutory audit fees	1.14	0.88
	Certification charges	0.04	0.10
	Out-of-pocket expenses	0.04	0.02
23.2.6	Research and development expenditure – capital	0.16	–
23.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.58	0.36
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	(0.45)	(0.93)

Cash flow statement items

in Rs. crore

Schedule	Description	Year ended March 31, 2006	2005
Cash flow	Profit / (Loss) on sale of fixed assets	0.13	(0.57)
statement	Provisions for investments	0.70	(0.10)

Transactions with key management personnel

The key management personnel comprise the directors and statutory officers.

Particulars of remuneration and other benefits provided to the key management personnel during the year ended March 31, 2006 and *2005* are as follows:

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Chairman and Chief Mentor				
N. R. Narayana Murthy	0.13	0.03	0.26	0.42
	0.12	*0.04*	*0.15*	*0.31*
Chief Executive Officer, President and Managing Director				
Nandan M. Nilekani	0.13	0.03	0.25	0.41
	0.12	*0.04*	*0.16*	*0.32*
Chief Operating Officer and Deputy Managing Director				
S. Gopalakrishnan	0.13	0.03	0.26	0.42
	0.12	*0.05*	*0.15*	*0.32*
Whole-time directors				
K. Dinesh	0.13	0.03	0.25	0.41
	0.12	*0.04*	*0.15*	*0.31*
S. D. Shibulal	0.70	0.01	0.31	1.02
	0.82	*–*	*0.32*	*1.14*
Chief Financial Officer				
T. V. Mohandas Pai	0.19	0.04	0.53	0.76
	0.17	*0.05*	*0.36*	*0.58*
Srinath Batni	0.17	0.04	0.47	0.68
	0.16	*0.06*	*0.32*	*0.54*
Other Senior Management Personnel				
Company Secretary				
V. Balakrishnan	0.13	0.03	0.38	0.54
	0.12	*0.04*	*0.39*	*0.55*

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-whole-time Directors				
Deepak M. Satwalekar	0.21	–	–	0.21
	0.18	*–*	*0.01*	*0.19*
Prof. Marti G. Subrahmanyam	0.18	–	0.12	0.30
	0.16	*–*	*0.05*	*0.21*
Philip Yeo	0.03	–	–	0.03
	0.12	*–*	*–*	*0.12*
Dr. Omkar Goswami	0.18	–	0.01	0.19
	0.16	*–*	*0.01*	*0.17*
Sen. Larry Pressler	0.17	–	–	0.17
	0.15	*–*	*–*	*0.15*
Rama Bijapurkar	0.17	–	–	0.17
	0.16	*0.01*	*0.01*	*0.18*
Claude Smadja	0.16	–	0.11	0.27
	0.16	*0.01*	*0.13*	*0.30*
Sridar A. Iyengar	0.28	–	0.11	0.39
	0.16	*–*	*0.10*	*0.26*
David L. Boyles	0.12	–	–	0.12
	–	*–*	*–*	*–*

Risk management report

"It is easy to be brave from a safe distance."

– Aesop Fables

The following commentary sets out the enterprise-wide risk management that is practiced by us. Readers are cautioned that the risks outlined here are not exhaustive and are for information purposes only. The commentary may contain statements, which may be forward-looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are requested to exercise their own judgment in assessing the risks associated with the company, and to refer to the discussions of risks in the company's previous annual reports and the filings with the Securities and Exchange Commission.

The fight to garner customer spend, the battle for skills and retaining the differentiation gap remained foremost on our windscreens as we continued to aggressively pursue growth through fiscal 2006. With offshoring now the norm rather than an exception, the Global Delivery Model (GDM), pioneered by Infosys, remains the tried and tested service delivery paradigm, and also remains the aspiration of our competitors. Our business model continues to address the need to aggressively grow while managing risk. We are confident that our PSPD (Predictability, Sustainability, Profitability and De-risking) model represents a comprehensive framework for intelligently managing our business.

In order to better address risk and adopt a more formal and comprehensive approach to risk management, the company successfully concluded two key activities this year:

1. Infosys voluntarily complied with Section 404 of the US Sarbanes-Oxley Act of 2002 that relates to Internal Controls of Financial Reporting (ICOFAR) effective the half-year ended September 30, 2005, well in advance of the mandatory timeline of March 31, 2007. The requirement is an ongoing compliance that requires management, principally the CEO and CFO, to certify on the adequacy of ICOFAR at Infosys, which are independently validated and attested by KPMG, the external auditors (under US GAAP).
2. Infosys established a Risk Committee comprising the external directors in its meeting of April 14, 2006. The primary responsibility of the Risk Committee will be to identify, monitor, evaluate and advise the company on its risk. The company also formally brought together its disparate risk management teams to form the Office of Risk Management (ORM) that reports directly into the Risk Council. The ORM is headed by the Chief Risk Officer, who will independently direct and oversee the functioning of the ORM under the oversight of the Risk Committee. The ORM comprises various risk officers drawn from across the organization, whose principal activity is to confirm whether the various business units and support groups within Infosys have appropriately executed the organization's risk response as put forth by the Risk Committee and the Board of Directors from time-to-time. The Risk Committee, Chief Risk Officer and ORM are expected to commence discharge of their responsibilities in the ensuing fiscal (i.e. FY 2007).

In keeping with Infosys' program of continuous development and experiential learning, we are enhancing our existing risk framework for implementation in fiscal 2007.

Risk management framework

Infosys' Risk Management Framework addresses the organization's strategy, operations and compliance, and is currently being enhanced to provide a unified and comprehensive perspective. Infosys seeks to make the framework simplistic and intuitive to facilitate a speedy and appropriate identification of potential risk events / risks and actual risks, its communication, and thereafter escalation of the risk events identified to the appropriate persons to enable a timely and satisfactory risk response to be initiated. Risk responses are generally along pre-set guidelines. Where guidelines do not exist, matters will be escalated depending on the impact severity up to the Risk Council.

Responses to risk and potential risk events are to be within the guidelines set for response. The response itself while controlled by the corporation may be either local or centralized.

Strategy

As a strategy, Infosys remains cautious in its risk appetite. When faced with key decisions involving risk, Infosys weighs the expected returns, both financial and non-financial, with the uncertainty of getting those returns as also the probability of any other undesirable outcomes. Only those endeavors are pursued, where the key decision makers opine that the expected returns are more likely than not to be realized allowing adequate leeway for judgment. The risk strategy is determined by the Board of Directors of Infosys, and given shape and communicated by the Risk Committee, annually, or more often, as required.

Operations

The designated risk appetite is translated into operational behavior through policies and procedures. The policies and procedures represent a tangible action plan for risk management as set out by the ORM of the company and approved by the Risk Committee. Given that Infosys operates along multiple axes, namely industry verticals, geographies, service offering units and production and non-production functions, the operation of risk policies and procedures is the primary responsibility of the individual business and business enabler groups. The business and business enabler groups will evaluate and confirm to the ORM their adherence and meeting of the risk parameters embedded in the various polices and procedures instituted in their respective departments.

Compliance

Risk compliance will address the need to comply with regulations as well as with internal policies, procedures and guidelines. Certain designated business support units will bear the responsibility of ensuring regulatory compliance by the corporation. Certain aspects of regulatory compliance are directly addressed by business support groups, for example, compliance with listing regulations and filing of regulatory and tax returns, and will remain the primary responsibility of those groups. Certain other aspects of regulatory compliance are imbibed entirely or in part into the business policies and procedures of the corporation, such as determining employee salaries and benefits when traveling out of a base location, policies relating to employee conduct at the workplace and policies relating to vendor management.

These will be addressed by the business support groups by their ability to influence policy making, and whose responsibilities will be devolved by providing regulatory compliance approvals on draft policies prior to their implementation or modification. Risk compliance will be certified by designated officials within the corporation.

Assurance

In addition, the framework envisages that the ORM includes assurance cells. The assurance cells will independently test and evaluate the confirmations provided by the various units regarding the satisfactory conduct of risk management. The results of the ORM's examinations will be compared with the confirmations provided by the business and business enabler units. Deviations will be assessed and remedial action will be initiated. Material deviations will also be reported to the Risk Committee. Deviations will also be evaluated for seriousness and suitable action will be taken against those found responsible. The action to be taken will be determined by the Risk Committee of the Board.

The risk management cycle comprises the following steps:


Identification /
Re-affirmation / Re-definition
Measurement
Impact
Analysis
Response
Formulation
Response Activation
(on-going & by-event)
Risk Performance
Reporting

Our risk management practices address the recommendations for Enterprise Risk Management proposed by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The risks we have identified currently and our response are detailed later in this commentary.

We have always sought a comprehensive view to risk management, to address risks inherent to strategy, operations, finance and compliance, and their resulting organizational impact. Over the last fiscal, we made further improvements to our risk management processes at the corporate level, within the business units, and made progress in extending the same to our subsidiary organizations. This holistic approach provides the assurance that, to the best of our capabilities, the organization and all our performing units are identifying, assessing and mitigating risks that could materially impact our performance in achieving our stated objectives.

Risk identification: External and internal risk factors that must be managed are identified in the context of organizational strategy. To translate strategy into operational terms, we have adopted the Balanced Scorecard framework, developed at the Harvard Business School. Using this framework, the overall strategy is expressed as specific business objectives. Then, risk factors that could potentially affect performance, vis-à-vis these stated objectives, are identified.

A subset of these risk factors, as applicable to the management of unit-level operations, is deployed to the operating units and departments through our organizational policies. Risk-related discussions with the subsidiary units are structured around these factors. To refine the internal control processes pertaining to financial reporting and compliance, we have mapped all the cross-functional interfaces using our proprietary InFlux™ framework.

Risk assessment and control: This includes (i) risk assessment and reporting (ii) risk control and integration with processes and systems, and (iii) capability development.

On a periodic basis, risks due to the external and internal factors are assessed by responsible managers across the organization. Prudent norms aimed at limiting exposures are integral to this framework. These risks are formally reported through mechanisms such as operations reviews, subsidiary reviews, disclosure committee meetings, and regular updates to the risk council.

Internal controls are exercised through policies, processes and systems that have been established to ensure timely availability of information and facilitate proactive risk management. Policies having an impact on financial performance undergo a 5-year impact simulation before approval by the CEO.

We launch periodic initiatives to improve the risk management capability of our managers and increase organizational awareness. Workshops aimed at increasing the understanding of enterprise-wide risk management and associated practices across business units and departments are organized regularly.

We have insured ourselves against various types of risks. This includes insurance cover for professional errors and omissions, the entire physical infrastructure, protection against fixed costs and loss of profits. We have insured against other contingencies including coverage for lives of all employees in India and abroad. This includes key insurance cover for Directors and Officers (D&O).

Risk management report

To ensure that we meet our stated business objectives, the key risks factors have been identified, as listed below. This report details these risks factors and the steps taken by us to manage the same through the process described above.

Business objectives

Financial performance
Achieve revenue growth
Sustain profitability
Increase revenue productivity

Client and market focus
Grow client relationships
Differentiate client offerings
Broaden geographical footprint

Execution excellence
Leverage Global Delivery Model
Control operational costs
Improve quality & productivity

Organizational development
Develop and retain competencies
Develop global workforce
Develop three tiers of leadership

External risk factors

- Macro economic factors
- Exchange rate fluctuations
- Political environment
- Competitive environment
- Concentration of revenues
- Inflation and cost structure
- Immigration regulations
- Security and business continuity
- Technology obsolescence

Internal risk factors

- Financial reporting risks
- Liquidity and leverage
- Contractual compliance
- Compliance with local laws
- Intellectual property management
- Engagement execution
- Integration and collaboration
- Human resource management
- Culture, values and leadership

1. Macro economic factors

We continue to derive substantial revenues from the US, followed by Europe. Last fiscal, the US economy continued on its path to recovery. Due to cost pressures faced by US businesses, IT spending continued to see controlled growth. The cost and value advantage extended by our Global Delivery Model provided the incentive to our clients and prospects to grow their business with us and rapidly increase offshoring.

To align their business returns with IT spend, clients continued to channel investments into areas that deliver immediate business benefits. This translated into an increased demand for domain skills and expertise. Our initiative to reorganize our US business along clients' industry verticals helped us align closely with clients' business and provide deeper domain expertise. To focus on deeper penetration of the Canadian markets, an integrated business unit focused on Canada was formed. This was augmented with a comprehensive domain and technical skills certification program with the objective of rapidly scaling our competencies in line with clients' requirements.

The European economy continued to move toward aggressively leveraging external IT service providers. With businesses seeking cost-effective IT services, outsourcing and use of the Global Delivery Model gained further momentum. To de-risk our growth in this market, we developed country-specific go-to-market strategies, which resulted in European revenues growing to 24.5% of our revenues in fiscal 2006, up from 22.3% in fiscal 2005 and 19.2% in fiscal 2004. Developing local language skills, coupled with a stronger local presence, continues to be imperative. We continue to invest in language training and hiring of local talent to address these aspects.

While the Japanese economy demonstrated some activity, continued growth was observed in Australia and China. After the successful integration of Infosys Technologies (Australia) Pty. Ltd., we continue to experience robust growth in this market. Infosys Technologies (Shanghai) Co. Ltd. continued to grow and currently serves 32 clients. Initiatives were put in place to focus on emerging economies such as India, China and Latin America as potential markets for our solutions and services.

Due to the challenging economic environment, IT service providers faced pricing pressures. However, pricing has been stable to marginally increasing over the last fiscal. To counter pricing pressures, we expanded our Enterprise Solutions (ES), Infrastructure Management Services (IMS) and Independent Validation Services (IVS), and continued to take initiatives to move up the value chain. Simultaneously, we focused on structural cost optimization and cost control initiatives.

2. Exchange rate fluctuations

Our functional currency (capital and operating expenses) is the Indian Rupee (except for Infosys Australia, Infosys China and Infosys Consulting), although a major portion of business is transacted in foreign currencies. Last fiscal, we derived our revenues from 51 countries, of which 77.4% were US Dollar denominated, and majority of our expenses were in Indian Rupee. The exchange rate between the Rupee and Dollar has been changing substantially, and we face the risks associated with exchange rate fluctuations and translation. The appreciation of the Rupee against foreign currencies adversely impacts our profitability and operating results.

Our risk management policy ensures that expenses in local currency are met through receipts in the same currency. We seek to reduce the effect of exchange rate fluctuations on operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. Contracts in non-US and non-EU regions are in internationally tradable currencies so that we are not exposed to local currencies that may have non-tradability risks. We do not take active trading positions in foreign currency markets and operate only to hedge against appreciation of the Rupee.

3. Political environment

We operate in multiple countries across the world and consequently in their respective political environments, of which the United States is a major market. Over the last 36 months, there has been a continued political debate within the United States around offshoring and its impact on job markets. However, no material adverse effect has been observed in the way clients leverage offshoring. While the political debate in the United States around offshoring and its impact on job market seems to have lost momentum in the face of increased awareness of the benefits of outsourcing, we recognize that some US states might continue to enact legislations restricting government agencies from outsourcing their IT service needs outside the United States. We currently do not have any significant contracts with US federal or state government entities.

A major component of our offshore base is located in India. The Indian government, over the last few fiscal years, has typically been a coalition of several political parties. The withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have adverse effect on the market for securities of Indian companies, and on the market for our services. The political environment in India has proven to be stable over the last fiscal in spite of changes in the coalition of political parties forming the Central Government.

Recognizing that India's education system, its world-class talent, and its low-cost structure give it an intrinsic comparative advantage in software exports, successive governments have accorded a special status to this industry. Given the consensus among all leading political parties on the importance of the software industry, it is likely to remain a focus area for governmental policy in the years to come. The new taxation policies introduced by the Central Government over the last fiscal continued to reinforce the government support to sectors which could create large scale employment like that of software industry.

4. Competitive environment

The IT services market is highly competitive. Competitors include large global consulting firms, sub-divisions of large multinational technology firms, IT outsourcing firms, Indian IT services firms, software firms, and in-house IT departments of large corporations. The established attractiveness of the Global Delivery Model has forced the overseas-based competitors to expand their operations in India and engage in predatory pricing. Additionally, "in-house" IT departments of large corporations have been setting up their captive operations in India.

This has the potential to affect the future streams of revenues from existing and new clients. We are countering this by moving up the value chain. High-end services combined with proven execution excellence, such as Enterprise Solutions (ES) and Independent Validation Services (IVS), are our competitive advantages, and help counter pricing pressure. We have invested in establishing our market presence and building our brand at the relevant global forums.

We have demonstrated excellence in delivering value to our clients and are well-positioned in the markets, relative to competitors. The Global Delivery Model practiced by us is not limited to setting up a resource base in India, but involves extensive use of technology, processes and systems developed with years of experience, execution capability and quality of talent. This provides structural advantage to our business model, making it very difficult for our competitors to replicate. To retain the leading edge in global delivery competitiveness, we have further improved our processes, systems, capabilities and infrastructure and have developed efficient delivery methods.

The competitors have also indulged in aggressive poaching of talent, especially for experienced IT professionals. The strategies adopted to protect talent erosion are discussed later in this commentary. Competitors have adopted divestiture and acquisition strategies that may result in consolidation within the industry. At the same time, clients

are increasingly consolidating to a set of vendors / partners that they want to engage with. We continue to be the strategic service partner for many of our clients, as evident in the preferred supplier status granted to us by our key clients and the numerous supplier partner awards that we have won over the last fiscal. This is further supported by our strong alliances with leaders such as Microsoft, SAP and Oracle. We continue to focus on rapidly increasing our market share and take marketing initiatives that help clients and prospects make better informed decisions based on our competitive strengths.

5. Concentration of revenues

High concentration in any single business segment exposes us to the risks inherent in that segment. We have adopted prudent norms based on which we monitor and prevent undesirable concentration in a geography, industry, service, or client.

Geographic concentration

Concentration of revenue from any country exposes us to the risks specific to its economic condition, global trade policies, local laws, political environment, and work culture and ethics. As each market has distinct characteristics pertaining to growth potential, IT spending, willingness to outsource, cost of penetration, country risk and price points, we do not impose any rigid limits on geographical concentration. While the US continues to be the major market, we monitor geographical concentration periodically to maintain a balance.

	2006	2005	2004
North America	64.8%	65.2%	71.2%
Europe	24.5%	22.3%	19.2%
India	1.7%	1.9%	1.4%
Rest of the world	9.0%	10.6%	8.2%
Total	100.0%	100.0%	100.0%

Geographical diversification into Europe and Asia has been a key focus area. Last fiscal, Infosys Australia has focused on opening multiple new clients to expand its footprint and enable rapid growth. Infosys China, established to serve the local markets and meet the global delivery requirements, continues to grow steadily. We continue to hold a premium position in the Japanese market through our high-value services. Growth across Europe continues to be strong. We successfully developed relationships with key European clients, besides working with the Europe-based units of American companies. The Banking Business Unit made considerable headway in several countries, including Australia, Philippines and Europe (United Kingdom, Poland and Greece) and Latin America.

Industry concentration

To ensure that the cyclical behavior of any one industry or sudden changes in industry characteristics (e.g. airlines) does not adversely impact us, revenue concentration across verticals is closely monitored. Industry segments have different business cycles, competitive structures, and price points; hence, we do not enforce any stringent limits on revenues from a specific industry segment. Proportion of revenues from various verticals is given below:

Industries	2006	2005	2004
Manufacturing	13.9%	14.4%	14.8%
Banking, financial services and Insurance	36.0%	34.6%	36.6%
Banking & financial services	*28.5%*	*25.2%*	*23.7%*
Insurance	*7.5%*	*9.4%*	*12.9%*
Telecom	16.5%	18.5%	16.6%
Retail	10.1%	9.8%	11.6%
Energy & utilities	4.7%	3.2%	3.0%
Transportation	5.1%	7.6%	7.1%
Others	13.7%	11.9%	10.3%
Total	100.0%	100.0%	100.0%

Our initiative to reorganize our business units in fiscal 2004 to focus on growing key verticals has yielded results. Experts with domain-specific skills, aligned across business units, have developed industry-specific solutions. Several global cross-functional teams continue to work within the vertically focused business units to identify solutions and design go-to-market strategies. Experts in Enterprise Capability Units, such as Enterprise Solutions (ES), have further developed innovative frameworks to analyze business issues and develop solutions.

Service concentration

As clients seek partnerships with end-to-end solution providers, we have developed a complete suite of service offerings. Due to the inherent nature of each service, individually, they pose different risks to the predictability, sustainability, and profitability of our business. Changes in the service mix can potentially impact our overall performance. As some services are relatively more competitive than the others, balancing of mix is also essential to ensure that we invest in developing services that give us more competitive advantage. The service concentration for fiscal 2006 and trends are as below:

	2006	2005	2004
Development	20.2%	23.2%	25.7%
Maintenance	30.2%	29.9%	30.1%
Package implementation	16.2%	15.2%	14.5%
Testing	5.9%	5.8%	5.3%
Re-engineering	4.7%	6.2%	6.0%
Consulting	3.5%	3.6%	3.7%
Business process management	4.0%	2.7%	1.6%
Engineering services	1.8%	2.0%	2.2%
Other services	9.7%	8.4%	8.1%
Total services	96.2%	97.0%	97.2%
Products	3.8%	3.0%	2.8%
Total	100.0%	100.0%	100.0%

We continue to invest in our package implementation capabilities, which have grown to 16.2% of revenues. This strengthens our competitive position, protects our margins, and poses competitive threats to the business models of our competitors. The testing services under the Independent Validation Services (IVS) practice, continues to demonstrate significant growth. Infosys Consulting, Inc. progressed on integrating high-end consulting with the execution excellence of the Global Delivery Model. The Business Process Management services spearheaded by Progeon demonstrated robust growth from contributing 2.7% of company revenues in fiscal 2005 to 4.0% in fiscal 2006.

Client concentration

We rely on repeat business based on the strength of our client relationships and a major portion of our revenues come from existing key clients. As the size of a client increases, it limits our pricing flexibility, strengthens the clients' negotiation capability, and reduces the ability to govern the relationship for mutual advantage. Also, the business growth of these large clients, their own profitability and changes in their IT strategies have the potential to adversely impact our revenues and profitability and increase credit risk. However, to enable rapid growth, large clients and high repeat business lead to predictable revenue growth and lower marketing costs. Therefore, to strike a balance, we have chosen to limit the revenue from any single client to a maximum of 10% of total revenue.

We further refined our strategic client analysis processes to proactively assess the long-term direction of our key clients. This helps us to identify risks due to changes in clients' business and identify areas where we can proactively add value to improve their competitiveness. The revenue forecasting processes were further honed by strengthening account-level focus. We made significant investments in developing the competencies of engagement management roles through the Infosys Trusted Advisor to Clients (ITRAC) program. Several improvement

initiatives focused on improving client relationship management were implemented (e.g. Client Value Framework).

At the same time, we actively seek new clients to reduce client concentration levels and enable growth. Last fiscal, we added 144 clients.

	2006	2005	2004
Clients			
Total clients	460	438	393
Added during the year	144	136	119
Accounting > 5% of revenue	–	1	1
Client concentration			
Top client	4.4%	5.5%	5.0%
Top 5 clients	17.8%	21.0%	22.6%
Top 10 clients	30.3%	33.6%	36.0%
Client distribution (Nos.)			
1 million $+	221	166	131
5 million $+	81	71	51
10 million $+	54	42	25
20 million $+	26	19	12
30 million $+	19	11	6
40 million $+	14	8	4
50 million $+	9	5	3
70 million $+	4	1	–
90 million $+	1	–	–

6. Inflation and cost structure

Our cost structure consists of salary and other compensation expenses, depreciation, overseas travel, and other general costs. Rapid economic development in India and increasing demand for global delivery may have a significant impact on these costs and the rate of inflation as relevant to the IT services industry. This is compounded by the fact that overseas competitors may treat their India strategy as a cost center and develop the same regardless of the cost incurred and its impact on their profitability.

A major cost in the IT services industry is the wage cost, which has the highest degree of inflationary certainty. Over the years, the basic wage structure is expected to increase in response to the rising talent demand and macroeconomic trends. To de-risk, we have worked with the governments to expand the talent pool, provided extensive training to quickly scale employee skills and competencies, and have developed and empowered our middle-level managers to take on higher responsibilities. We continue to reinforce the variable compensation program, implemented to align performance-based pay with revenue and profits of the organization.

We have implemented robust processes for cost optimization, cost reduction, and assess the risk of changes in cost of each operational activity. We align our operating budgets, both annual and quarterly, and associated controls to the desired financial model of the company, thereby highlighting the specific areas where the operating units need to identify innovative means to reduce and manage costs. The robustness of this process ensures that the organization is deeply aware of the cost pressures and is constantly striving as a team to minimize the impact.

7. Immigration regulations

Majority of our employees are Indian nationals. The ability of IT professionals to work in other countries depends on the ability to obtain necessary visas and work permits. The majority of our IT professionals in the US hold H-1B or L-1 visas. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that may be approved in any year.

Immigration laws in the US and other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our IT professionals.

Our reliance on appropriate visas makes it sensitive to such changes and variations. To limit the risks posed due to visa-related regulations of any single country, we focus on diversifying our operations in countries across the world and ensure that we acquire and maintain sufficient bank of visas. In line with our business needs, we also focus on increasing local hires and work closely with our clients to increase the offshore content in their various engagements.

8. Security and business continuity

To ensure business continuity in the eventuality of a disaster and to guard the security of our operations, we have implemented comprehensive Disaster Recovery and Business Continuity Plans (DR / BCP). Mock drills and audits are conducted to ensure the effectiveness of the DR / BCP plans. Our Information Security Management practices (including disaster recovery) were audited by Det Norske Veritas and certified for compliance with the BS7799:2002 – Part 2 Standards. The Disaster Recovery and Business Continuity Center in Mauritius was commissioned in fiscal 2004. We continue to invest in our Security and Business Continuity practices and infrastructure. To assure the clients about our security practices, we proactively demonstrate the comprehensiveness of our measures during their visits to Infosys.

The effectiveness of our DR / BCP was proven when the Hurricane Rita Task Force came together to handle the first significant natural disaster in the United States that we faced. Within just 10 days, the task force was able to develop a comprehensive response plan and execute it flawlessly. This task force symbolized the ability of a cross-functional team to work seamlessly focusing on the goal of ensuring safety for our employees. About 86 employees and their family members were airlifted from Houston to safer cities and brought back safely to client locations as soon as the danger had passed.

We adhere to stringent physical security procedures at our various campuses across the world. Strict procedures are adhered to control the level of access to server rooms and other critical installations. The logical security of information systems has been found to be adequate and will continue to be reviewed since new threats could occur any day. Firewalls are in place on all external connections from our network. A mobile user connects to our network using secure connections only after authenticity is validated.

Each campus has several buildings for software development. Each building is self-contained with servers and developer workstations. Any part of the building can be secured physically and logically as per client requirements. Backups are taken daily and stored in secure locations. We can replicate any project within the campus in a short timeframe using these backups. Further, we can move projects from one campus to another, if needed, since each campus is similar to others in terms of infrastructure.

We have deployed Storage Area Network (SAN) active-active clusters, physically separated by about a kilometer, to ensure availability of our own data. Redundancy has been built into the data communication links. Each development center is connected to other centers using multiple links. Over last two fiscals, we have invested significantly in a state-of-the-art network infrastructure for establishing high speed links to overseas destinations, using different routes, and provided by multiple service providers.

9. Technology obsolescence

We evaluate technology obsolescence and associated risks on a continuing basis to make investments accordingly. A Technology Council has been constituted to study and advice on technology trends for market opportunities, internal information system requirements and technology infrastructure. Based on the recommendations from the Technology Council, several leading technology trends are tracked

on an ongoing basis. As required, key alliances are forged and market opportunity assessments are conducted to build skill sets and service offerings around existing and emerging technology trends. To maintain a state-of-the-art technology infrastructure, we have implemented financial and operational policies which are classified into the below mentioned three categories.

Desktop environment: This consists of PCs with associated software, wherein volumes and retraining costs are high. We consider this as commodity and adopt technology that is mature (not leading-edge). User interface software is standardized so that retraining costs are minimal. Once the warranty period expires, these are donated to educational and charitable institutions.

Proprietary systems and servers: These are used for development of software for clients and for running internal technology applications. The technological obsolescence in these areas is not rapid, especially in the mainframe segment. Purchase decisions in this category are determined by clients and our operational requirements.

Tools for software development: This includes project management tools, integrated software development environments, testing and other 'CASE' tools, and collaborative software development tools. In this category, we constantly search for leading-edge products that help increase productivity, and also give us an advantage over our competitors.

In our technology infrastructure, we aim to be on par with or better than our competitors as well as our clients, anywhere in the world. Our clients would like us to advise them on emerging products and technologies. Hence, we continuously invest in these technologies. Several research initiatives are undertaken by us to review and adopt the technologies for use internally, as well as on client projects.

This table gives depreciation and software expenses as a percentage of revenues (based on Indian GAAP):

	2006	2005	2004
Depreciation			
as % of gross block	16.3%	14.3%	16.2%
as % of income	4.5%	3.9%	4.9%
Software for own use			
as % of income	1.5%	1.6%	1.4%

We have an aggressive amortization program under which, technology investments, except for mainframe technology, are amortized in two years. Purchase of software is treated as revenue expenditure in the same year. This ensures that the investment is current, any change in technology does not lead to large write-offs and full cost is recovered as part of current costs.

10. Financial reporting risks

The US Sarbanes-Oxley Act of 2002, ushered in after the various financial reporting debacles, has served to herald a new era in corporate governance enforcement. The CEO and CFO responsibilities, as outlined in the Act, seek to make the officers of the company "serve and protect" shareholder interests in the companies that they run. Recognizing the concerns the Act seeks to address, we sought early adoption of several of the Act's requirements, well before the prescribed mandatory applicability dates in fiscal 2006. As regards Section 404, we performed an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2005 under the supervision of our CEO, CFO and Audit Committee. The Management's assessment and the audit report included in Form 6-K was filed with the SEC during October 2005. We understand that the Section 404 compliance effort is ongoing and therefore we continue to have an internal control steering committee, to assess the adequacy of the internal controls over financial reporting, remediate any control deficiencies that may be identified from time to time, and validate through testing that our controls are functioning as documented.

We prepare financial statements in conformity with US GAAP. This requires estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. These estimates and assumptions are made based on judgments about carrying values of assets and liabilities, which carry inherent reporting risks.

11. Liquidity and leverage

Our business environment is characterized by swift changes in technology, consequent rapid obsolescence and shifts in client spending patterns that cause revenue volatility. We have to retain the resilience to re-invent our business, sustain the operations under adverse conditions, and make investments in marketing and R&D efforts. Thus, an essential part of our de-risking strategy is to have a liquid balance sheet and sustain profitability. Our desire is to have liquid assets at 25% of revenue and 40% of the total assets. However, increased liquidity reduces the returns on equity and capital productivity. we have to make a fine balance between managing risks by having adequate liquidity and the need to have higher returns in the business. We have fixed norms for the returns we expect.

The policy is to earn a minimum of twice the cost of capital as return on average capital employed and a minimum of thrice the cost of capital as return on average invested capital. We have a policy to collect receivables and settle our payables well within stipulated timeframes. The table below gives historical data on our liquidity position based on Indian GAAP.

	2006*	2005*	2004*
Cash & equivalents			
as % of total assets	64.7%	54.4%	85.1%
as % of total income	49.4%	41.6%	58.2%
Operating cash flow			
as % of total income	24.8%	19.8%	34.3%
Day's sales outstanding (DSO)	61	67	48
Return on			
Capital employed (ROCE)	44.9%	51.4%	48.1%
Invested capital (ROIC)	94.0%	123.6%	137.5%

**Including investment in liquid mutual funds.*

We have been debt-free for the last 10 fiscals. Currently, our policy is to use debt financing only for short-term funding requirements, should the necessity arise.

12. Contractual compliance

Litigations regarding adherence to deliverables and service level agreements, intellectual property rights, patents and copyrights are a challenge in the knowledge-dominated software industry. In addition, there are other general corporate legal risks. The Management has charted out a review and documentation process for contracts. The workflow integration between the web-enabled Contract Management System (CMS) and the "Order Through Remittance" (OTR) system has proven to be an effective measure to enable the company to identify and mitigate contractual compliance risks more effectively.

The contract management cell focuses on evaluating the legal risks involved in a contract, ascertaining our legal responsibilities under the applicable law of the contract, restricting our liabilities under the contract, and covering the risks involved. Operational teams have been trained on compliance-related issues so that they can ensure adherence to all contractual commitments.

We have taken sufficient insurance to cover possible liabilities arising out of non-performance of contracts. The Management reviews this on a continuous basis and takes corrective action, as appropriate. As a matter of policy, we do not enter into contracts that have open-ended legal obligations. To date, we have no material litigation in relation to

contractual obligations pending against us in any court, in India or overseas.

13. Compliance with local laws

We operate out of multiple countries across the world and must adhere to local laws, including employment laws, as applicable to each of these countries. A compliance officer advises us on compliance issues and ensures compliance with the laws of the jurisdiction where we have operations. The business heads give regular compliance certificates to the Board and the compliance officer reports deviations, if any. We create ongoing awareness and reinforce the policies and processes in this regard to ensure that any litigious situation is avoided.

Our workforce composition is becoming increasingly global with employees from 59 nationalities. This requires us to comply with the respective local employment laws. Further, as the cross-cultural teams are distributed across various geographies, we ensure that they are aware of employment laws and significant legal requirements pertaining to the work practices in respective countries.

14. Intellectual property management

Knowledge is an important resource and a vital component of our products and services. To gain competitive advantage, unauthorized parties may infringe upon or misappropriate our products, services, or proprietary information. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our Intellectual Property (IP).

Misappropriation or duplication of IP has the potential to impact business performance. As the number of patents, copyrights, and the coverage of intellectual property rights in the IT industry increase, companies will face more frequent infringement claims. We have instituted a comprehensive approach to manage IP belonging to ourselves, to our clients and to third parties. Processes have been installed to ensure that our IP is protected from abuse by third parties, while ensuring that we are not exposed to risks associated with abuse of IP owned by third parties.

As we strengthen our focus on developing specific business solutions, management of IP assumes critical significance. Toward this, processes and guidelines have been established, which focus on managing the IP relating to the development of business solutions. This also includes IP protection aspects associated with solutions developed jointly with alliances. As a policy, we develop our IP at our own cost, with our own resources, and do not use the same from any client engagement. We have established an IP Cell under Software Engineering and Technology Labs (SETLabs) focused on developing and implementing guidelines and policies on IP management.

We use only legally licensed software and conduct regular training on IP management. Our Education and Research (E&R) group conducts ongoing research and workshops toward increasing awareness of IP issues among employees.

15. Engagement execution

Robust processes and supporting information systems reduce the risk and uncertainty in delivering high-quality software solutions to clients, within budgeted time and cost. Adoption of quality models such as the Software Engineering Institute's Integrated Capability Maturity Model (SEI-CMMi) has ensured that risks are identified and measures are taken to mitigate them at the project-plan stage itself.

During fiscal 2005, we had implemented structured processes to proactively identify and mitigate quality-related risks in our client engagements. A risk management guideline to identify and mitigate risks is in place to guide project leaders and module leaders. Important metrics are collected and analyzed for all projects and a database of such information is maintained to focus attention on key improvement areas. Standard methodologies, perfected through accumulated experience, form the basis for project execution in most of our service offerings. This was further augmented with the formation of an independent High Risk Project Management cell in fiscal 2006. This cell is responsible for proactively identifying projects that carry inherent high levels of risk due to various factors such as technologies involved or complexity of clients' requirements, and mitigating the same through planned and timely interventions.

16. Integration and collaboration

Our growth strategy relies on the expansion of our operations to other parts of the world, including Europe, Australia, China and other parts of Asia. The organic growth in these regions may need to be augmented with growth through establishment of subsidiary organizations and acquisitions. In case of an acquisition, we have to manage various risks associated with assimilation of personnel, alignment of goals and strategies, retention of key leaders, operations, and technology. Managing the risks associated with growth through subsidiaries is vital to prevent the adverse effects on business, results of operations and financial condition. Our rapid growth has been enabled through a matrix of business units which operate as independent engines of growth. The implementation of a matrix based organization structure requires very high levels of collaboration across the various operating entities (business units and subsidiaries) of Infosys.

We successfully integrated our first acquisition: Expert Information Services Pty. Limited, Australia. This has accelerated our market penetration in Australia and provided enhanced value to our clients. Infosys Technologies (Shanghai) Co. Limited was incorporated in fiscal 2004 to set up a global software development hub in the People's Republic of China. The Management reviews the growth of this center on a regular basis. Business process management services are offered through our majority-owned subsidiary, Progeon Limited. Increasingly, clients are looking for integrated services that combine the value of IT services and business process management. In this context, multiple cross-functional teams between Infosys and Progeon are working on developing collaborative client servicing models. We established Infosys Consulting Inc. to develop the next generation business consulting model completely integrated with our Global Delivery Model. The integration of Infosys Consulting with other business units is continuously monitored by the Board.

To bring synergy between all the subsidiary companies and the parent, we have implemented a group business enabling structure. Based on a benchmarking exercise conducted across global corporations, we implemented a matrix structure to align all business-enabling functions, e.g., Finance, HRD, Information Systems, Quality and Planning, under respective corporate functions. This allows deployment of deep functional experience and competence garnered over the years by Infosys.

17. Human resource management

Our ability to deliver value to clients depends largely on our ability to attract, train, motivate, empower and retain the best and the brightest professionals. These abilities have to be developed across our rapidly expanding global operations. There is significant worldwide competition for IT professionals with the skills necessary to perform the services that we offer. This poses inherent risks associated with the ability to hire and retain skilled and experienced IT professionals. The entry of overseas competitors into the Indian talent market is creating further retention and attraction pressures, especially for experienced IT professionals.

We have taken initiatives to expand the available talent pool by working with education regulators and academia in India and overseas. The Campus Connect initiative, aimed at improving the industry readiness of students in India while they pursue their regular education, continues to grow strong. Over the last fiscal, we have partnered with 250 colleges

across India and four universities in China, enabled 188 faculty members with our specialized courseware and developmental interventions.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. We focus on recruiting the top 20% students from engineering departments of Indian colleges and rely on a rigorous selection process involving a series of tests and interviews. Last fiscal, we received 14,23,611 job applications from aspiring candidates, of which 48,750 were interviewed for 16,878 hires.

To ensure the availability of skills in line with business needs, we have set up extensive training infrastructure. Competencies required to deliver value are identified and developed along multiple dimensions: technology, domain, leadership, and management. Most new employees undergo comprehensive 14.5-week training, before being deployed on engagements. We have established a world-class Global Education Center (GEC) in Mysore for simultaneously training 4,500 employees in various streams of technology. GEC is being further expanded to service our rapidly growing competency development needs.

Last fiscal we launched a comprehensive Competency Certification Program aimed at certifying our employees on various industry domains, technologies and project management processes. This process aims at designing multi-graded levels of certification which require employees to complete their training plans and appear for certification exams. The certifications are mandated for future growth of the employees and hence serve as an institutional mechanism to ensure multi-dimensional competency development. Over last fiscal, 4,460 domain certifications and 22,618 technical certifications were granted by external or internal agencies as appropriate.

The extensive learning opportunities, global exposure, world-class work environment, and a well-balanced compensation package ensure that we have one of the lowest employee attrition rates relative to the software services industry average today. The table below gives attrition rates for the past four years, which have been sustained significantly below the published industry averages:

	2006	2005	2004
Attrition	11.2%	9.7%	10.5%

To improve the understanding and development of individual roles, empower rapid decision-making and reinforce the assignment of responsibilities, we have implemented a role-based organization. This has de-layered the structure from 15 down to seven levels. Our HR practices have been successfully assessed at Level 5 of the People Capability Maturity Model (PCMM). To build a multicultural organization composed of best talent from diverse backgrounds, we have systematically established campuses across India and are in the process of scaling our global development centers in Toronto, China, Czech Republic and Mauritius.

18. Culture, values and leadership

We have been globally acknowledged for our values and organizational culture. Rapid growth brings with it the risk of not being able to ensure consistency in culture and core values. This is important considering that we induct a major portion of our employee base every year.

We conduct values workshops as a part of our induction programs and employee communication processes. We have implemented a written code of ethics and a whistle-blower policy, aimed at making all employees aware of the ethical requirements and providing avenues for reporting violations, if any.

Competition for senior management in the industry is intense. As the loss of any member of our senior management or other key personnel may have a material adverse effect on business, we have implemented a structured 3-tiered leadership development program. The Infosys Leadership Institute (ILI) facilitates the development of a cadre of global leaders with the competencies required to steer us into the future. The 3-tiered leadership structure provides the foundation for managing structured succession planning. During the last fiscal, ILI successfully facilitated the development of more than 450 Infosys leaders, distributed across the 3 tiers. In line with their commitment to developing the next generation leadership, our senior leaders personally conduct developmental work sessions to pass on the skills acquired by them over the years.

Corporate governance report

Happy companies have robust growth in revenues, strong balance sheets, and healthy profits that reflect genuine business success, not phony bookkeeping.

And they share other important traits as well.

They abide by high ethical standards, which is a key to their solid success. They don't obstruct the flow of information to shareholders, but rather view the shareholder as the ultimate owner and the ultimate boss.

They choose directors on the strength of their abilities, character, and capacity for independent judgment.

And their internal controls work well, so that the company's executives can take immediate corrective action when something goes wrong.

– Chairman Christopher Cox
U.S. Securities and Exchange Commission; Washington, DC; March 21, 2006
Remarks before the Committee for Economic Development

Corporate governance is about commitment to values and ethical business conduct. It is about how an organization is managed. This includes its corporate and other structures, its culture, policies and the manner in which it deals with various stakeholders. Accordingly, timely and accurate disclosure of information regarding the financial situation, performance, ownership and governance of the company is an important part of corporate governance. This improves public understanding of the structure, activities and policies of the organization. Consequently, the organization is able to attract investors, and enhance the trust and confidence of the stakeholders.

Corporate governance guidelines and best practices have evolved over a period of time. The Cadbury Report on the financial aspects of corporate governance, published in the United Kingdom in 1992, was a landmark. It led to the publication of the Viénot Report in France in 1995. This report boldly advocated the removal of cross-shareholdings that had formed the bedrock of French capitalism for decades. Further, The General Motors Board of Directors Guidelines in the United States and the Dey Report in Canada proved to be influential in the evolution of other guidelines and codes across the world. Over the past decade, various countries have issued recommendations for corporate governance. Compliance with these is generally not mandated by law, although codes that are linked to stock exchanges sometimes have a mandatory content.

The Sarbanes-Oxley Act, which was signed by the U.S. President George W. Bush into law in July 2002, has brought about sweeping changes in financial reporting. This is perceived to be the most significant change to federal securities law since the 1930s. Besides directors and auditors, the Act has also laid down new accountability standards for security analysts and legal counsels.

In November 2003, the SEC approved changes to the NYSE and NASDAQ listing requirements. The changes focused mainly on Board independence, independent committees of the Board, audit committee composition, code of business conduct and ethics and related party transactions.

The Higgs Report on non-executive directors and the Smith Report on audit committees, both published in January 2003, form part of the systematic review of corporate governance being undertaken in the U.K. and Europe. This is in light of recent corporate failures. The recommendations of these two reports are aimed at strengthening the existing framework for corporate governance in the U.K. Enhancing the effectiveness of the non-executive directors and switching the key audit relationship from executive directors to an independent audit committee are part of this. These recommendations are intended as revisions to the Combined Code on Corporate Governance.

In April 2004, the governments of the 30 Organisation for Economic Co-operation and Development (OECD) countries approved a revised version of the OECD's Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets. The revised principles call on governments to ensure effective regulatory frameworks and on companies to be more accountable. The principles include increased awareness among institutional investors, enhanced role for shareholders in executive compensation, greater transparency and effective disclosures to counter conflicts of interest.

In India, the Confederation of Indian Industry (CII) took the lead in framing a desirable code of corporate governance in April 1998. This was followed by the recommendations of the Kumar Mangalam Birla Committee on Corporate Governance. This committee was appointed by the Securities and Exchange Board of India (SEBI). The recommendations were accepted by SEBI in December 1999, and are now enshrined in Clause 49 of the Listing Agreement of every Indian stock exchange. SEBI also instituted a committee under the chairmanship of Mr. N. R. Narayana Murthy which recommended enhancements in corporate governance. SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in Clause 49 of the listing agreement. The revised Clause 49 has been made effective from January 1, 2006. Infosys' compliance with these various requirements is presented in this section. We fully comply with, and indeed go beyond, all these recommendations on corporate governance.

In addition, the Department of Company Affairs, Government of India, constituted a nine-member committee under the chairmanship of Mr. Naresh Chandra, former Indian ambassador to the U.S., to examine various corporate governance issues. Our compliance with these recommendations is listed in the course of this report.

We believe that sound corporate governance is critical to enhance and retain investor trust. Accordingly, we always seek to ensure that we attain our performance rules with integrity. Our Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures always seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our corporate governance philosophy is based on the following principles:

1. Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law.
2. Be transparent and maintain a high degree of disclosure levels. When in doubt, disclose.
3. Make a clear distinction between personal conveniences and corporate resources.
4. Communicate externally, in a truthful manner, about how the company is run internally.
5. Comply with the laws in all the countries in which the company operates.
6. Have a simple and transparent corporate structure driven solely by business needs.
7. Management is the trustee of the shareholders' capital and not the owner.

At the core of our corporate governance practice is the Board, which oversees how the management serves and protects the long-term interests of all the stakeholders of the company. We believe that an active, well-informed and independent Board is necessary to ensure the highest standards of corporate governance. Majority of the Board, 9 out of 16, are independent members. Further, we have compensation, nomination, investor grievance and audit committees, which are comprised of independent directors.

As a part of our commitment to follow global best practices, we comply with the Euroshareholders Corporate Governance Guidelines 2000, and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the UN Global Compact Programme. Further, a note on Infosys' compliance with the corporate governance guidelines of six countries – in their national languages – is presented in the section "additional information to shareholders."

Corporate governance ratings

CRISIL

CRISIL assigned "CRISIL GVC Level 1" rating to us. This Governance and Value Creation (GVC) rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned CGR 1 rating to our corporate governance practices. The rating of CGR 1 is the highest on ICRA's Corporate Governance Rating (CGR) scale of CGR1 to CGR 6. We are the first company in to be assigned the highest CGR by ICRA.

The highest CGR reflects our transparent shareholding pattern; sound Board practices; interactive decision-making process; high level of transparency and disclosures encompassing all important aspects of our operations; and our track record in investor servicing. A notable feature of our corporate governance practices is the emphasis on "substance" over "form", besides our transparent approach to following such practices.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility to various stakeholders. This ensures that the Board will have the necessary authority and practices in place to review and evaluate our operations when required. Further, it allows the Board to make decisions that are independent of management.

The Board may change these guidelines from time to time to effectively achieve our stated objectives.

A. Board composition

1. Size and composition of the Board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate the Board functions of governance and management. During fiscal 2006, the Board consisted of 15 members, 7 of whom are executive or full-time directors, and 8 are independent directors. Five of the executive directors are founders of the company. The Board believes that the current size is appropriate based on the company's present circumstances. The Board periodically evaluates the need for increasing or decreasing its size.

Table 1 gives the composition of our Board, and the number of outside directorships held by each of the directors.

Table 1: Composition of the Board, and directorships held during fiscal 2006

Name of directors	Position	Relationship with other directors	Directorships held as on March 31, 2006		Committee membership in all companies***	Chairperson in committees***
			India listed companies*	All companies around the world** (listed & unlisted)		
N. R. Narayana Murthy	Chairman and Chief Mentor; Executive and founder director	None	1	6	1	1
Nandan M. Nilekani	CEO, President and Managing Director; Executive and founder director	None	–	1	–	–
S. Gopalakrishnan	COO and Deputy Managing Director, Head Customer Service and Technology; Executive and founder director	None	–	3	–	–
Deepak M. Satwalekar	Lead independent director	None	5	10	8	3
Prof. Marti G. Subrahmanyam	Independent director	None	1	8	6	3
Dr. Omkar Goswami	Independent director	None	5	8	10	2
Sen. Larry Pressler	Independent director	None	–	4	3	–
Rama Bijapurkar	Independent director	None	4	8	5	2
Claude Smadja	Independent director	None	–	4	2	1
Sridar A. Iyengar	Independent director	None	1	9	6	1
David L. Boyles•	Independent director	None	–	3	4	2
K. Dinesh	Head – Communication Design Group, Information Systems and Quality & Productivity; Executive and founder director	None	–	2	1	1
S. D. Shibulal	Group Head – World-wide Sales & Customer Delivery; Executive and founder director	None	–	4	1	–
T. V. Mohandas Pai	CFO and Head – Finance & Administration, Education & Research and Human Resources; Executive director	None	–	3	2	1
Srinath Batni	Group Co Head – World-wide Customer Delivery; Executive director	None	–	3	2	1

• *Appointed as additional director with effect from July 12, 2005*

* *Excluding directorship in Infosys Technologies Limited*

** *Directorships in companies around the world including Infosys Technologies Limited*

*** *Includes Audit Committee, Compensation / Remuneration Committee, Nominations Committee and Investor Grievance Committee in all companies including Infosys Technologies Limited*

2. Responsibilities of the Chairman, CEO and the COO

Our current policy is to have a Chairman and Chief Mentor – Mr. N. R. Narayana Murthy; a Chief Executive Officer (CEO), President and Managing Director – Mr. Nandan M. Nilekani; and a Chief Operating Officer (COO) and Deputy Managing Director – Mr. S. Gopalakrishnan. There are clear demarcations of responsibility and authority among the three.

- *The Chairman and Chief Mentor* is responsible for mentoring our core management team in transforming us into a world-class, next-generation organization that provides state-of-the-art, technology-leveraged business solutions to corporations across the world. He also interacts with global thought-leaders to enhance our leadership position. In addition, he continues to interact with various institutions to highlight and help bring about the benefits of IT to every section of society. As Chairman of the Board, he is also responsible for all Board matters.
- *The CEO, President and Managing Director* is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business plan.
- *The COO and Deputy Managing Director* is responsible for all customer service operations. He is also responsible for technology, new initiatives, acquisitions and investments.

The Chairman, CEO, COO, the other executive directors and the senior management, make periodic presentations to the Board on their responsibilities, performance and targets.

3. Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a person other than an officer or employee of the company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the company which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

We adopted a much stricter definition of independence than required by the NASDAQ listing rules and the Sarbanes-Oxley Act, US. The same is provided in the *Audit Committee Charter* section of this Annual Report.

4. Lead independent director

Mr. Deepak M. Satwalekar is the Lead Independent Director. Mr. Satwalekar, as the lead independent director, represents and acts as spokesperson for the independent directors as a group, and is responsible for the following activities:

- Presiding over all executive sessions of the Board's independent directors
- Working closely with the Chairman and the CEO to finalize the information flow, meeting agendas and meeting schedules
- Liasing between the Chairman, CEO and the independent directors on the Board, and
- Along with the Chairman, taking a lead role in the Board evaluation process

5. Board membership criteria

The nominations committee works with the entire Board to determine the appropriate characteristics, skills and experience for the Board as a whole as well as its individual members.

Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, hi-tech, software company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members will be between 40 and 60 years of age. They will not be relatives of an executive director or of an independent director. They are generally not expected to serve in any executive or independent position in any company that is in direct competition with us. Board members are expected to rigorously prepare for, attend, and participate in all Board and applicable committee meetings. Each Board member is expected to ensure that their other current and planned future commitments do not materially interfere with the member's responsibility as our director.

6. Selection of new directors

The Board is responsible for the selection of any new director. The Board delegates the screening and selection process involved in selecting the new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee makes recommendations to the Board on the induction of any new member.

7. Membership term

The Board constantly evaluates the contribution of our members, and recommends to shareholders their re-appointment periodically as per statute. The current law in India mandates the retirement of one-third of the Board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of their term. Non-executive directors do not have a specified term, but retire by rotation as per law. The nominations committee of the Board recommends such appointments and re-appointments. However, the membership term is limited by the retirement age for the members.

8. Retirement policy

Under this policy, the maximum age of retirement of all executive directors is 60 years, which is the age of superannuation for our employees. Their continuation as members of the Board upon superannuation / retirement is determined by the nominations committee. The age limit for serving on the Board is 65 years.

9. Succession planning

The nominations committee constantly works with the Board to evolve succession planning for the positions of the Chairman, CEO, COO and CFO as well as to develop plans for interim succession for any of them, in case of an unexpected occurrence. The Board, as required, may more frequently review succession planning.

10. Board compensation policy

The compensation committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by shareholders, and separately disclosed in the financial statements.

Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders' meetings.

Compensation payable to each of the independent directors is limited to a fixed amount per year as determined and approved by the Board – the sum of which is within the limit of 0.5% of the net profits of the company for the year, calculated as per the provisions of the Companies Act, 1956. The performance of independent directors is reviewed by the full Board on an annual basis. The compensation paid to independent directors and the method of calculation are disclosed separately in the financial statements.

Those executive directors who are founders of the company have voluntarily excluded themselves from the 1994 Stock Offer Plan, the 1998 Stock Option Plan and the 1999 Stock Option Plan. Independent directors are also not eligible for stock options under these plans, except for the latest 1999 Stock Option Plan. *Table 2a* gives the compensation of each director; and *Table 2b* gives the grant of stock options to directors.

Table 2a: Cash compensation paid to directors in FY 2006

Amounts in Rs.

Name	Fixed salary				Bonus / Incentives	Commission	Sitting fee	Total compensation	Notice period (in months)
	Basic Salary	Perquisites / Allowances	Retiral benefits	Total fixed salary					
N. R. Narayana Murthy	13,05,708	5,22,269	2,88,817	21,16,794	20,42,762	–	–	41,59,556	6
Nandan M. Nilekani	13,05,708	4,83,691	2,84,959	20,74,358	20,42,762	–	–	41,17,120	6
S. Gopalakrishnan	13,05,708	5,75,684	2,94,158	21,75,550	20,42,762	–	–	42,18,312	6
Dinesh Krishnaswamy	13,05,708	4,56,984	2,82,288	20,44,980	20,42,762	–	–	40,87,742	6
S. D. Shibulal	70,35,488	1,14,246	70,572	72,20,306	29,53,201			1,01,73,507	6
Srinath Batni	17,04,924	6,01,327	3,68,604	26,74,855	41,30,192	–	–	68,05,047	6
T. V. Mohandas Pai	18,59,928	7,94,698	4,16,480	30,71,106	45,11,310	–	–	75,82,416	6
Deepak M. Satwalekar	–	–	–	–	–	20,01,600	80,000	20,81,600	
Prof. Marti G. Subrahmanyam	–	–	–	–	–	17,79,200	60,000	18,39,200	
Dr. Omkar Goswami	–	–	–	–	–	17,79,200	80,000	18,59,200	
Sen. Larry Pressler	–	–	–	–	–	16,12,400	50,000	16,62,400	
Rama Bijapurkar	–	–	–	–	–	17,79,200	60,000	18,39,200	
Claude Smadja	–	–	–	–	–	16,68,000	45,000	17,13,000	
Philip Yeo*	–	–	–	–	–	3,30,575	15,000	3,45,575	
Sridar A. Iyengar	–	–	–	–	–	17,79,200	60,000	18,39,200	
David L. Boyles**	–	–	–	–	–	12,23,200	30,000	12,53,200	

**Ceased to be a director with effect from June 11, 2005*
***Appointed as additional director with effect from July 12, 2005*

None of the above directors are eligible for any severance pay.

Independent directors' remuneration

Section 309 of the Companies Act, 1956 provides that a director who is neither in the whole-time employment of the company nor a managing director may be paid remuneration by way of commission, if the company by special resolution authorizes such payment. Members of the company at the Annual General Meeting held on June 12, 2004, approved payment of remuneration by way of commission to independent directors, at a sum not exceeding 0.5% per annum of our net profits. We have paid Rs. 1.40 crore (US $3,13,682) as commission to our independent directors. The aggregate amount was arrived as per the following criteria:

1 Fixed pay for all directors – US $25,000
2 Variable pay based on the attendance at the Board meetings – US $12,500
3 Chairperson of audit committee – US $5,000
4 Chairperson of other committees – US $2,500
5 Members of the audit committee who are not chairperson of any other committee – US $2,500
6 Lead independent director – US $2,500

Table 2b: Shares and options held by non-executive directors

Name of director	Equity Shares (No.)	ADS (No.)	Stock options (1999 Plan)	Grant price (Rs.)	Expiry date
Deepak M. Satwalekar	14,000	–	14,000	803.90	Apr 11, 2010
Prof. Marti G. Subrahmanyam	10,000	7,000	14,000	803.90	Apr 11, 2010
Dr. Omkar Goswami	4,150	–	2,000	803.90	Apr 11, 2010
Sen. Larry Pressler	6,847	–	500	803.90	Apr 11, 2010
Rama Bijapurkar	4,400	–	6,800	803.90	Apr 11, 2010
Claude Smadja	2,300	–	5,700	833.42	Jul 9, 2012
Sridar A. Iyengar	–	–	8,000	762.44	Apr 9, 2013
David L. Boyles	–	–	–	–	–

The above options were issued at fair market value. The options granted will vest over a period of four years from the date of grant.

11. Memberships of other Boards

Executive directors may, with the prior consent of the Chairperson of the Board of Directors, serve on the board of one other business entity, provided that such business entity is not in direct competition with the business operations of the company. Executive directors are also allowed to serve on the board of corporate or government bodies whose interests are germane to the future of the software business, or are key economic institutions of the nation, or whose prime objective is that of benefiting society.

Independent directors are not expected to serve on the boards of competing companies. Other than this, there are no limitations on them save those imposed by law and good corporate governance practices. The number of outside directorships held by each of our director is given in *Table 1* in this report.

B. Board meetings

1. Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The chairman of the Board and the company secretary draft the agenda for each meeting, along with explanatory notes in consultation with the lead independent director, and distribute these in advance to the directors. Every Board member is free to suggest item for inclusion on the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the annual shareholders' meeting. Additional meetings are held, when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, the Board being represented by independent directors from various parts of the globe, it may not be possible for each one of them to be physically present at all the meetings. We effectively use video / teleconference facilities to facilitate their participation. Committees of the Board usually meet the day before the formal Board meeting, or when required, for transacting business.

Five Board meetings were held during the year ended March 31, 2006. These were on April 14, 2005, June 11, 2005 (coinciding with last year's Annual General Meeting of the shareholders), July 12, 2005, October 11, 2005, and January 11, 2006. *Table 3* gives the attendance record of the directors.

Table 3: Number of Board meetings and the attendance of directors during fiscal 2006

Name of directors	No. of Board meetings held	No. of Board meetings attended	Attendance at last AGM
N. R. Narayana Murthy	5	5	Yes
Nandan M. Nilekani	5	5	Yes
S. Gopalakrishnan	5	5	Yes
Deepak M. Satwalekar	5	5	Yes
Prof. Marti G. Subrahmanyam	5	5	Yes
Philip Yeo*	1	1	Yes
Sridar A. Iyengar	5	5	Yes
Dr. Omkar Goswami	5	5	Yes
Sen. Larry Pressler	5	4	Yes
Rama Bijapurkar	5	5	Yes
Claude Smadja	5	4	Yes
David L. Boyles**	3	3	NA
K. Dinesh	5	5	Yes
S. D. Shibulal	5	5	Yes
T. V. Mohandas Pai	5	5	Yes
Srinath Batni	5	5	Yes

Ceased to be a director in June 2005
** *Appointed as a director in July 2005*

2. Availability of information to the members of the Board

The Board has unfettered and complete access to any information within the company, and to any of our employees. At meetings of the Board, it welcomes the presence of managers who can provide additional insights into the items being discussed.

The information regularly supplied to the Board includes:

- Annual operating plans and budgets, capital budgets, and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, compensation, nominations, investor grievance and investment committees, as well as abstracts of circular resolutions passed. Also, board minutes of the subsidiary companies.
- General notices of interest
- Dividend data
- Information on recruitment and remuneration of senior officers just below the Board level, including appointment or removal of CFO and company secretary
- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents or dangerous occurrences, any material effluent or pollution problems
- Any materially relevant default in financial obligations to and by us or substantial non-payment for goods sold by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of any joint venture, acquisitions of companies or collaboration agreement
- Transactions that involve substantial payment toward goodwill, brand equity or intellectual property
- Significant development on the human resources front
- Sale of material nature, of investments, subsidiaries and assets, which are not in the normal course of business
- Details of foreign exchange exposure and the steps taken by the management to limit the risks of adverse exchange rate movement,
- Non-compliance of any regulatory, statutory or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer

3. Independent directors' discussion

The Board's policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other senior management personnel make presentations on relevant issues.

In addition, our independent directors will meet periodically in executive session i.e. without the chairperson, any of the executive directors or the management being present.

4. Materially significant related party transactions

There have been no materially significant related party transactions, pecuniary transactions or relationships between us and our directors, management, subsidiary or relatives except for those disclosed in the financial statements for the year ended March 31, 2006.

C. Board committees

Currently, the Board has six committees: the audit committee, the compensation committee, the nominations committee, the investor grievance committee, the investment committee and the share transfer committee. All committees excluding the investment and share transfer committee, consist entirely of independent directors. The investment committee consists of all executive directors, while the share transfer committee consists of three executive directors including the Managing Director.

The Board is responsible for constituting, assigning, co-opting and fixing of terms of service for committee members and it delegates these powers to the nominations committee.

The chairperson of the Board, in consultation with the company secretary and the committee chairman, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year except the investment committee and the share transfer committee, which meet as and when the need arises. Typically, the meetings of the audit, compensation and nominations committees last for the better part of a working day. Recommendations of the committee are submitted to the full Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

Our audit committee comprises six independent directors. They are:

Deepak M. Satwalekar, *Chairperson*
Prof. Marti G. Subrahmanyam
Dr. Omkar Goswami
Sen. Larry Pressler*
Rama Bijapurkar
Sridar A. Iyengar
David L. Boyles**

Ceased to be a member with effect from July 12, 2005
** *Appointed as a member with effect from July 12, 2005*

In India, we are listed on The Stock Exchange, Mumbai (BSE) and the National Stock Exchange (NSE). In the US, we are listed on the NASDAQ. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the US Securities and Exchange Commission (SEC) recommended that every listed company adopt an audit committee charter. This recommendation has been adopted by NASDAQ also.

In our meeting on May 27, 2000, our audit committee adopted a charter which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and the SEC. The charter is given below.

1.1 Audit committee charter

1. Primary objective of the audit committee

The primary objective of the audit committee (the committee) of Infosys Technologies Limited (the company) is to monitor and provide effective supervision of the management's financial reporting process with a view to ensure accurate, timely and proper disclosures, and transparency, integrity and quality of financial reporting.

The committee oversees the work carried out in the financial reporting process by the management, the internal auditors and the independent auditor, and notes the processes and safeguards employed by each.

2. Responsibilities of the audit committee

2.1 Provide an open avenue of communication between the independent auditor, internal auditor, and the Board of Directors (BoD).

2.2 Meet at least four times every year, or more frequently as circumstances require. The audit committee may ask members of the management or others to attend meetings and provide pertinent information as necessary.

2.3 Confirm and assure the independence of the independent auditor and objectivity of the internal auditor.

2.4 Appoint, compensate and oversee the work of the independent auditor (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2.5 Review and pre-approve all related party transactions in the company. For this purpose, the committee may designate a member who shall be responsible for pre-approving related party transactions.

2.6 Review with the independent auditor the co-ordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of all audit resources.

2.7 Consider and review the following with the independent auditor and the management:

- The adequacy of internal controls including computerized information system controls and security, and
- Related findings and recommendations of the independent auditor and internal auditor, together with the management's responses

2.8 Consider and if deemed fit, pre-approve all non-auditing services to be provided by the independent auditor to the company. For the purpose of this clause, "non-auditing services" shall mean any professional services provided to the company by the independent auditor, other than those provided to the company in connection with an audit or a review of the financial statements of the company and includes (but is not limited to):

- Bookkeeping or other services related to the accounting records of financial statements of the company
- Financial information system design and implementation
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions or human resources
- Broker or dealer, investment advisor, or investment banking services
- Legal services and expert services unrelated to the audit, and
- Any other service that the BoD determines impermissible

2.9 Review and discuss with the management and the independent auditor, the annual audited financial statements and quarterly audited / unaudited financial statements, including the company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" prior to filing the company's Annual Report on Form 20-F and quarterly results on Form 6-K, respectively with the SEC.

2.10 Direct the company's independent auditor to review before filing with the SEC the company's interim financial statements included in quarterly reports on Form 6-K, using professional standards and procedures for conducting such reviews.

2.11 Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditor.

2.12 Review before release, the unedited quarterly operating results in the company's quarterly earnings release.

2.13 Oversee compliance with the requirements of the SEC and SEBI, as the case may be, for disclosure of auditors' services and audit committee members, member qualifications and activities.

2.14 Review, approve and monitor the code of ethics that the company plans for its senior financial officers.

2.15 Review management's monitoring of compliance with the company's standards of business conduct and with the Foreign Corrupt Practices Act.

2.16 Review, in conjunction with counsel, any legal matters that could have a significant impact on the company's financial statements.

2.17 Provide oversight and review, at least annually, of the company's risk management policies, including its investment policies.

2.18 Review the company's compliance with employee benefit plans.

2.19 Oversee and review the company's policies regarding information technology and management information systems.

2.20 If necessary, institute special investigations with full access to all books, records, facilities and personnel of the company.

2.21 As appropriate, obtain advice and assistance from outside legal, accounting or other advisors.

2.22 Review its own charter, structure, processes and membership requirements.

2.23 Provide a report in the company's proxy statement in accordance with the rules and regulations of the SEC.

2.24 Establish procedures for receiving, retaining and treating complaints received by the company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

2.25 Consider and review the following with the management, internal auditor and the independent auditor:

- Significant findings during the year, including the status of previous audit recommendations
- Any difficulties encountered during audit work including any restrictions on the scope of activities or access to required information, and
- Any changes required in the planned scope of the internal audit plan

2.26 Report periodically to the BoD on significant results of the foregoing activities.

3. Composition of the audit committee

3.1 The committee shall consist solely of 'independent' directors (as defined in (i) NASDAQ Rule 4200 and (ii) the rules of the Securities and Exchange Commission) of the company and shall be comprised of a minimum of three directors. Each member

will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements. They should be diligent, knowledgeable, dedicated, interested in the job and willing to devote a substantial amount of time and energy to the responsibilities of the committee, in addition to BoD responsibilities. At least one of the members shall be a "Financial Expert" as defined in Section 407 of the Sarbanes-Oxley Act. The members of the committee shall be elected by the BoD and shall continue until their successors are duly elected. The duties and responsibilities of a member are in addition to those applicable to a member of the BoD. In recognition of the time burden associated with the service and, with a view to bringing in fresh insight, the committee may consider limiting the term of the audit committee service, by automatic rotation or by other means. One of the members shall be elected as the chairperson, either by the full BoD or by the members themselves, by majority vote.

4. Relationship with independent and internal auditors

4.1 The committee has the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditor. These include:

- Reviewing the independent auditors' proposed audit scope, approach and independence
- Obtaining from the independent auditor periodic formal written statements delineating all relationships between the auditor and the company consistent with applicable regulatory requirements and presenting this statement to the BoD
- Actively engaging in dialogues with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence and / or recommend that the full BoD take appropriate action to ensure their independence
- Encouraging the independent auditor to have open and frank discussions on their judgments about the quality, not just the acceptability, of the company's accounting principles as applied in its financial reporting. This includes such issues as the clarity of the company's financial disclosures, and degree of aggressiveness or conservatism of the company's accounting principles and underlying estimates, and other significant decisions made by the management in preparing the financial disclosure and audited by them.
- Carrying out the attest function in conformity with US GAAS, to perform an interim financial review as required under Statement of Auditing Standards 71 of the American Institute of Certified Public Accountants and also discuss with the committee or its chairman, and an appropriate representative of Financial Management and Accounting, in person or by telephone conference call, the matters described in SAS 61, Communications with the Committee, as amended by SAS 90 Audit Committee Communication prior to the company's filing of its Form 6-K (and preferably prior to any public announcement of financial results), including significant adjustments, management judgment and accounting estimates, significant new accounting policies, and disagreements with management, and
- Reviewing reports submitted to the audit committee by the independent auditor in accordance with the applicable SEC requirements

4.2 The internal auditors of the company are in the best position to evaluate and report on the adequacy and effectiveness of the internal controls. Keeping in view the need for the internal auditors' independence from the management to remain objective, a formal mechanism should be created to facilitate confidential exchanges between the internal auditors and the committee, regardless of irregularities or problems. The work carried out by each of these auditors needs to be assessed and reviewed with the independent auditor and appropriate recommendations made to the BoD.

5. Disclosure requirements

5.1 The committee charter should be published in the Annual Report once every three years and also whenever any significant amendment is made to the charter.

5.2 The committee shall disclose in the company's Annual Report whether or not, with respect to the concerned fiscal year:

- The management has reviewed the audited financial statements with the committee, including a discussion of the quality of the accounting principles as applied, and significant judgments affecting the company's financial statements
- The independent auditors have discussed with the committee their judgments of the quality of those principles as applied and judgments referred to above under the circumstances
- The members of the committee have discussed among themselves, without the management or the independent auditor being present, the information disclosed to the committee as described above
- The committee, in reliance on the review and discussions conducted with the management and the independent auditor pursuant to the requirements above, believes that the company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (GAAP) in all material respects, and
- The committee has satisfied its responsibilities in compliance with its charter

5.3 The committee shall secure compliance that the BoD has affirmed to the NASD / Amex Stock Exchange on the following matters, as required in terms of the relevant NASD / Amex rules:

- Composition of the committee and independence of committee members
- Disclosures relating to non-independent members
- Financial literacy and financial expertise of members, and
- Review of the committee charter

5.4 The committee shall report to shareholders as required by the relevant rules of the U.S. Securities and Exchange Commission (SEC).

6. Meetings and reports

6.1 The committee shall meet at least four times a year.

6.2 The committee will meet separately with the CEO and the CFO of the company at such times as are appropriate to review the financial affairs of the company. The audit committee will meet separately with the independent auditors and internal auditor of the company, at such times as it deems appropriate (but not less than quarterly) to fulfill the responsibilities of the audit committee under this charter.

6.3 In addition to preparing the report in the company's proxy statement in accordance with the rules and regulations of the SEC, the committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the committee's charter.

7. Delegation of authority

7.1 The committee may delegate to one or more designated members of the committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full audit committee at its scheduled meetings.

8. Definitions

8.1 Independent member

To be 'independent', members should have no relationship with the company that may interfere with the exercise of their independence from the management and the company. The following are not considered independent:

- A director who is employed by the company or any of its affiliates for the current year or in the past five years
- A director who has been a former partner or employee of the independent auditor who worked on the company's audit engagement in the current year or in the past five years
- A director who accepts any compensation from the company or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for Board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation in the current year or in the past five years
- A director who is a member of the immediate family of an individual who is, or has been, in the past three years, employed by the company or any of its affiliates as an executive officer. "Immediate family" includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home.
- A director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities) that exceed 5% of the company's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in the past five years
- A director who is employed as an executive of another entity such that any of the company's executives serve on that entity's compensation committee for the current year or in the past five years, and
- A shareholder owning or controlling 20% or more of the company's voting securities

8.2 Financial expert

For purposes of this Item, an "audit committee financial expert" is an individual with the following attributes:

(1) An understanding of generally accepted accounting principles and financial statements

(2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves

(3) Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience in actively supervising one or more persons engaged in such activities;

(4) An understanding of internal control over financial reporting, and

(5) An understanding of audit committee functions

The individual shall have acquired such attributes through:

(1) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions

(2) Experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions

(3) Experience in overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements, or

(4) Other relevant experience

1.2 Table 4: Audit committee attendance during FY 2006

Four audit committee meetings were held during the year. These were held on April 13, 2005, July 11, 2005, October 10, 2005 and January 10, 2006.

Name	No. of meetings	
	Held	Attended
Deepak M. Satwalekar	4	4
Prof. Marti G. Subrahmanyam	4	4
Dr. Omkar Goswami	4	4
Sen. Larry Pressler*	2	1
Rama Bijapurkar	4	4
Sridar A. Iyengar	4	4
David L. Boyles**	2	2

**Ceased to be a member from July 12, 2005*
*** Appointed as a member with effect from July 12, 2005*

During the year, the audit committee held four conference calls on April 4, 2005; July 4, 2005; October 4, 2005; and January 4, 2006.

1.3 Audit committee report for the year ended March 31, 2006

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The management is responsible for the company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the company's financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the appointment of the company's internal and independent auditors.

In this context, the committee discussed with the company's auditors the overall scope and plans for the independent audit. The management represented to the committee that the company's financial statements were prepared in accordance with Generally Accepted Accounting Principles. The committee discussed with the auditors, in the absence of the management (whenever necessary), the company's audited financial statements including the auditors' judgments about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No.1 (SAS 61) – *Communication with Audit Committees as amended and the Sarbanes Oxley Act of 2002.*

Relying on the review and discussions conducted with the management and the independent auditors, the audit committee believes that the company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the company.

The committee also reviewed the financial and risk management policies of the Company and expressed its satisfaction with the same.

The company's auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 – '*Independence Discussions with Audit Committees*', based on which the committee discussed the auditors' independence with both the management and the auditors. After review, the committee expressed its satisfaction on the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit services provided by the auditors' firm could impair the auditors' independence, and concluded that there were no such services provided.

The committee secured compliance on the affirmation of the Board of Directors to the NASDAQ stock exchange, under the relevant rules of the exchange on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee's discussion with the management and the auditors and the committee's review of the representations of the management and the report of the auditors to the committee, the committee has recommended the following to the Board of Directors:

1. The audited financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2006 be accepted by the Board as a true and fair statement of the financial status of the company
2. The audited consolidated financial statements prepared as per Indian GAAP of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2006 be accepted by the Board as a true and fair statement of the financial status of the group, and
3. The audited financial statements prepared as per US GAAP, and to be included in the company's Annual Report on Form-20F, for the fiscal year ended March 31, 2006 be filed with the U.S. Securities and Exchange Commission.

The committee has recommended to the Board the re-appointment and fees of BSR & Co., Chartered Accountants, as the statutory auditors of the Company for the fiscal year ending March 31, 2007, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board the appointment of KPMG, India, as independent auditors of the company for the US GAAP financial statements, for the financial year ending March 31, 2007.

The committee recommended the appointment of internal auditors to review various operations of the company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the *Financial statements prepared in accordance with US GAAP* section of the Annual Report on Form 20-F.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the *Audit committee charter*.

Sd
Deepak M. Satwalekar
Chairperson, Audit committee

Bangalore
April 13, 2006

2. Compensation committee

Our compensation committee consists entirely of non-executive, independent directors:

Prof. Marti G. Subrahmanyam, *Chairperson*
Deepak M. Satwalekar
Sen. Larry Pressler
Sridar A. Iyengar

2.1 Compensation committee charter

Purpose

The purpose of the compensation committee of the Board of directors (the Board) shall be to discharge the Board's responsibilities relating to compensation of the company's executive directors and senior management. The committee has overall responsibility for approving and evaluating the executive directors and senior management compensation plans, policies and programs.

Committee membership and organization

The compensation committee will be appointed by the board and will serve at its discretion. The compensation committee shall consist of no fewer than three members. The members of the compensation committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The members of the compensation committee will be appointed by the Board on the recommendation of the nomination committee.

Committee responsibilities and authority

The compensation committee shall annually review and approve for the CEO, the executive directors and senior management (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.

The compensation committee, in consultation with the CEO, shall review the performance of all the executive directors each quarter, on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time to time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

The compensation committee is responsible for administering our stock option plans, including the review and grant of options to eligible employees under the plans.

The compensation committee may also make recommendations to the Board with respect to incentive compensation plans.

The compensation committee may form subcommittees and delegate authority to them when appropriate.

The compensation committee shall make regular reports to the Board.

The compensation committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

The compensation committee shall annually review its own performance.

The compensation committee shall have the sole authority to retain and terminate the services of any compensation consultant to be used to assist in the evaluation of CEO, executive directors or senior management compensation and shall have the sole authority to approve the consultant's fees and other retention terms. The compensation committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

2.2 Table 5: Compensation committee attendance during FY 2006

Four compensation committee meetings were held during the year ended March 31, 2006. These were held on April 13, 2005; July 11, 2005; October 11, 2005; and January 10, 2006.

Name	No. of meetings	
	Held	Attended
Prof. Marti G. Subrahmanyam	4	4
Deepak M. Satwalekar	4	4
Sen. Larry Pressler	4	3
Sridar A. Iyengar	4	4

During the year, the Compensation committee held four conference calls on June 11, 2005; September 7, 2005; December 16, 2005; and March 3, 2006

2.3 Compensation committee report for the year ended March 31, 2006

The committee reviewed the performance of all executive directors on a quarterly basis and approved the payment of individual performance incentive to each of them, based on this review.

The committee reviewed the performance of all executive directors and approved the compensation, payable to them for fiscal 2007, within the overall limits approved by the shareholders. The committee also reviewed and approved the compensation of all the management council members for fiscal 2007.

The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the company.

Save as disclosed, none of the directors had a material beneficial interest in any contract of significance to which the company or any of its subsidiary undertakings was a party, during the financial year.

Sd

Bangalore
April 28, 2006

Prof. Marti G. Subrahmanyam
Chairperson, Compensation committee

3. Nominations committee

The nominations committee of the Board consists exclusively of the following non-executive, independent directors:

Claude Smadja, *Chairperson*
Deepak M. Satwalekar
Sen. Larry Pressler
Dr. Omkar Goswami
Philip Yeo*
David L. Boyles**

**Ceased to be a member with effect from June 11, 2005*
*** Appointed as a member with effect from July 12, 2005*

3.1 Nominations committee charter

Purpose

The purpose of the nominations committee is to ensure that our Board of Directors is properly constituted to meet our fiduciary obligations to shareholders. To carry out this purpose, the nominations committee shall: (1) assist the Board by identifying prospective director nominees and selecting / recommending to the Board the director nominees for the next annual meeting of shareholders; (2) oversee the evaluation of the Board and management; and (3) recommend to the Board, director nominees for each committee.

Committee membership and organization

- The nominations committee shall have no fewer than two (2) members
- The members of the nominations committee shall meet the independence requirements of the NASDAQ
- The members of the nominations committee shall be appointed and replaced by the Board

Committee responsibilities and authority

- Evaluate the current composition, organization and governance of the Board and its committees, as well as determine future requirements and make recommendations to the Board for approval
- Determine on an annual basis, desired Board qualifications, expertise and characteristics, and conduct searches for potential Board members with corresponding attributes. Evaluate and propose nominees for election to the Board. In performing these tasks, the committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates.
- Oversee the Board performance evaluation process including conducting surveys of director observations, suggestions and preferences
- Form subcommittees and delegate authority to them when appropriate
- Evaluate and make recommendations to the Board concerning the appointment of directors to Board committees, the selection of Board committee chairs, and the Board members eligible for re-appointment
- Evaluate and recommend termination of membership of individual directors in accordance with the Board's governance principles, for cause or for other appropriate reasons
- Conduct an annual review on succession planning, report its findings and recommendations to the Board, and work with the Board in evaluating potential successors to executive management positions
- Coordinate and approve Board and committee meeting schedules
- Make regular reports to the Board
- Review and re-examine this charter annually and make recommendations to the Board for any proposed changes
- Annually review and evaluate the committee's performance.
- In performing its responsibilities, the committee shall have the authority to obtain advice, reports or opinions from internal or external counsel and expert advisors.

3.2 Table 6: Nominations committee attendance during FY 2006

Nominations committee held four meetings during the year on April 13, 2005; July 11, 2005; October 11, 2005; and January 10, 2006.

Name	No. of meetings	
	Held	Attended
Claude Smadja	4	3
Deepak M. Satwalekar	4	4
Sen. Larry Pressler	4	3
Dr. Omkar Goswami	4	4
Philip Yeo*	1	1
David L. Boyles**	2	2

**Ceased to be a member from June 11, 2005*
*** Appointed as a member with effect from July 12, 2005*

3.3 Nominations committee report for the year ended March 31, 2006

The committee discussed the issue of the retirement of members of the board as per statutory requirements. As a third of the members have to retire every year based on their date of appointment, Mr. Srinath Batni, Dr. Omkar Goswami, Mr. Sridar A. Iyengar, Ms. Rama Bijapurkar and Sen. Larry Pressler will retire in the ensuing Annual General Meeting. The committee considered their performance and recommended that the necessary resolutions for their re-appointment

be considered by the shareholders, except for Sen. Larry Pressler, who has expressed his intention not to seek re-appointment. The committee also recommended the appointment of Mr. David L. Boyles and Mr. Jeffrey Lehman to the office of directors and recommended that the necessary resolution for their appointment be considered by the shareholders.

During the year, the committee also recommended the appointment of certain senior managerial personnel of the company on the board of subsidiary companies.

Sd
Bangalore — Claude Smadja
April 13, 2006 — *Chairperson, Nominations committee*

4. Investor grievance committee

The investor grievance committee is headed by an independent director, and consists of the following directors:

Rama Bijapurkar, *Chairperson*
Dr. Omkar Goswami
Claude Smadja
Philip Yeo*
Sen. Larry Pressler**

**Ceased to be a member with effect from June 11, 2005*
***Appointed as a member with effect from July 12, 2005*

Mr. V. Balakrishnan, Senior Vice President – Finance and Company Secretary is the compliance officer.

4.1 Table 7: Investor grievance committee attendance during FY 2006

The committee has the mandate to review and redress shareholder grievances. Four investor grievance committee meetings were held during the year on April 13, 2005; July 11, 2005; October 11, 2005; and January 11, 2006.

Name	No. of meetings	
	Held	Attended
Rama Bijapurkar	4	4
Dr. Omkar Goswami	4	4
Claude Smadja	4	3
Philip Yeo*	1	1
Sen. Larry Pressler**	2	2

**Ceased to be a member with effect from June 11, 2005*
***Appointed as a member with effect from July 12, 2005*

4.2 Investor grievance committee report for the year ended March 31, 2006

The committee expresses satisfaction with the company's performance in dealing with investor grievances and its share transfer system.

Details of complaints resolved during the financial year 2005-06 are as follows.

Nature of complaints received	Received during the year	Resolved during the year	Closing
Dividend related	430	430	0

It has also noted the shareholding in dematerialized mode as on March 31, 2006 as being 99.61%, as against 99.51% in the previous year.

Sd
Bangalore — Rama Bijapurkar
April 13, 2006 — *Chairperson, Investor grievance committee*

5. Investment committee

The investment committee consists exclusively of executive directors:

N. R. Narayana Murthy, *Chairperson*
Nandan M. Nilekani
S. Gopalakrishnan
K. Dinesh
S. D. Shibulal
T. V. Mohandas Pai
Srinath Batni

6. Share transfer committee

The share transfer committee consists exclusively of executive directors:

Nandan M. Nilekani, *Chairperson*
K. Dinesh
S. D. Shibulal

Share transfer committee report for the year ended March 31, 2006 is given below.

The committee has the mandate to approve all share transfers. During the year, the committee approved transfers with respect to 6,309 shares. As of March 31, 2006, there were no share transfers that were pending with the company.

Sd
Bangalore — Nandan M. Nilekani
April 13, 2006 — *Chairperson, Share transfer committee*

D. Management review and responsibility

1. Formal evaluation of officers

The compensation committee of the Board approves the compensation and benefits for all executive Board members as well as members of the management council. Another committee, headed by the CEO, reviews, evaluates and decides the annual compensation of our officers from the level of associate vice president, but excluding members of the management council. The compensation committee of the Board administers the 1998 and the 1999 Stock Option Plans.

2. Board interaction with clients, employees, institutional investors, the government and the press

The chairman, the CEO and the COO, in consultation with the CFO, handle all interactions with investors, media, and various governments. The CEO and the COO manage all interactions with clients and employees.

3. Risk management

We have an integrated approach to managing risks inherent in various aspects of our business. A detailed *Risk management* report is provided elsewhere in the Annual Report.

4. Management's discussion and analysis

This is given as a separate section in this Annual Report in accordance with both Indian GAAP and US GAAP financials.

E. Shareholders

1. Disclosures regarding appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, offer themselves for re-appointment at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, Mr. Srinath Batni, Dr. Omkar Goswami, Mr. Sridar A. Iyengar and Ms. Rama Bijapurkar will retire in the ensuing Annual General Meeting. The Board has recommended the re-appointment of all the retiring directors. Sen. Larry Pressler who is retiring by rotation at the ensuing Annual General Meeting, has expressed his desire not to seek re-appointment.

The detailed resumes of all these directors are provided in the *Notice to the Annual General Meeting*.

2. Communication to shareholders

Since June 1997, we have been sending to each shareholder, quarterly reports, which contain selective financial data extracted from the audited financial statements under Indian GAAP and unaudited financial statements under US GAAP, along with additional information. Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times, The Times of India, Business Standard, Business Line, Financial Express* and the *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are posted on our website (www.infosys.com). Earnings calls with analysts and investors are broadcast live on the website, and their transcripts are published on the website soon thereafter. Any specific presentations made to analysts and others are also posted on our website.

The proceedings of the Annual General Meeting are webcast live for shareholders across the world. The videos archives are also available on our website for reference.

3. Investor grievances and share transfer

We have a Board-level investor grievance committee to examine and redress shareholders' and investors' complaints. The status on complaints and share transfers is reported to the full Board. The details of shares transferred and the nature of complaints are provided in the *Additional information to shareholders* section of the Annual Report.

For shares transferred in physical form, the company gives adequate notice to the seller before registering the transfer of shares. The share transfer committee of the company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends, change of address, etc., shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is given in the section on *Shareholder information*.

Shares transacted in electronic form can be effected in a much simpler and faster manner. After confirmation of sale / purchase transaction from the broker, shareholders should approach the depositary participant with a request to debit or credit the account for the transaction. The depositary participant will immediately arrange to complete the transaction by updating the account. There is no need for separate communication to the company to register the share transfer.

4. Details of non-compliance

There has been no non-compliance of any legal requirements nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

5. General body meetings

Details of the last three Annual General Meetings are given in *Table 8*.

Table 8: Date, time and venue of the last three AGMs

Financial year (ended)	Date	Start time	Venue
Mar 31, 2003	Jun 14, 2003	15:00 hrs IST	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India
Mar 31, 2004	Jun 12, 2004	15:00 hrs IST	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India
Mar 31, 2005	Jun 11, 2005	15:00 hrs IST	NIMHANS Convention Centre, Hosur Road, Bangalore, India.

The following special resolutions were passed by the members during the past 3 Annual General Meetings:

Annual General Meeting held on June 11, 2005

- To approve keeping of register of members, index of members, returns and copies of certificates and documents in the office of Karvy Computershare Private Limited, the company's registrar and share transfer agents.

Annual General Meeting held on June 12, 2004

- To delist the company's shares from the Bangalore Stock Exchange Limited.
- To consider payment of remuneration in the form of commission to directors who are neither in the whole-time employment of the company nor a managing director.
- To consider alteration in the capital clause of Articles of Association of the company.

Annual General Meeting held on June 14, 2003

- To delete article 107 of the Articles of Association of the company.

6. Postal ballots

For the year ended March 31, 2006, there are no ordinary or special resolutions that need to be passed by our shareholders through a postal ballot.

7. Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditor's certificate is given as an annexure to the *Directors' report*.

8. CEO / CFO certification

As required by Clause 49 of the Listing Agreement, the CEO/ CFO certification is provided elsewhere in the Annual Report.

9. Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement mandates us to obtain a certificate from either the auditors or practicing company secretaries regarding compliance of conditions of corporate governance as stipulated in the Clause and annex the certificate with the director's report, which is sent annually to all our shareholders. We have obtained a certificate to this effect and the same is given as an annexure to the *Directors' report*.

The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements and adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in the section on *Corporate governance* in the Annual Report. We comply with the following non-mandatory requirements:

The Board

Independent Directors may have a tenure not exceeding, in the aggregate, a period of nine years, on our Board.

None of the independent directors on our Board have served for a tenure exceeding nine years from the date when the new Clause 49 became effective.

Remuneration committee

We have instituted a compensation committee. A detailed note on compensation / remuneration committee is provided elsewhere in the report.

Shareholders' rights

The Clause states that a half-yearly declaration of financial performance including summary of the significant events in the last six months, may be sent to each household of shareholders.

We communicate with investors regularly through e-mail, telephone and face-to-face meetings either in investor conferences, company visits or on road shows. We also leverage the Internet in communicating with our investor base.

We announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India telecasts live, a discussion with our management. This enables a large number of retail shareholders in India to better understand our operations. The announcement of quarterly results is followed by press conferences and earnings conference calls. The earnings calls are webcast live on the Internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website (www.infosys.com), within 72 hours. Also, we send the quarterly reports to each household of shareholders.

Highlights of the results are also made available to mobile phone users in India through SMS and WAP.

We have also voluntarily furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC). We are participating in SEC's voluntary program for reporting financial Information on EDGAR using XBRL and are one of the few companies in the world to adopt this standard.

Training of Board members

All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services, group structure and subsidiaries, company's constitution, Board procedures and matters reserved for Board, company's major risks, risk management strategy, etc.

The Board's policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other senior management personnel make presentations on relevant issues.

Mechanism for evaluating non-executive Board members

The Board evaluates the performance of non-executive / independent directors through a peer-evaluation process every year. Each external Board member has to present before the entire Board on how they have performed / added value to us. Every Board member evaluates each external Board member on a scale of 1 to 10 based on the performance indicators.

Independent directors have three key roles, namely, Governance, Control and Guidance. Some of the performance indicators based on which the independent directors are evaluated are:

- Ability to contribute to and monitor our corporate governance practices
- Ability to contribute by introducing international best practices to address top-management issues
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities – this includes participation and attendance.

Whistle-blower policy

We have established a mechanism for employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our code of conduct or ethics policy. The mechanism also provides for adequate safeguards against victimization of employees who avail of the mechanism and also provide for direct access to the Chairperson of the Audit Committee in exceptional cases. We further affirm that during the financial year 2005-06, no employee has been denied access to the audit committee.

F. Compliance with the corporate governance codes

Naresh Chandra Committee

The Government of India, by an order dated August 21, 2002, constituted a high-level committee under the Chairmanship of Mr. Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. The trigger was the happenings in the US and certain instances in India involving auditors. In fact, the spontaneity with which the US responded to the high-profile corporate scams by enacting Sarbanes-Oxley Act in a very short time and taking strong measures to deter recurrences of such scams, has made the Indian regulators and authorities come out with almost similar recommendations. The Naresh Chandra Committee report contains five chapters. Chapters 2, 3 and 4 which deal with auditor-company relationship, auditing the auditors' and independent directors' role, remuneration and training are relevant to us. Chapter 1 is an introductory section and chapter 5 relates to regulatory changes. We comply with these recommendations.

Kumar Mangalam Birla Committee

The Securities and Exchange Board of India (SEBI) appointed the Committee on Corporate Governance on May 7, 1999, under the chairmanship of Mr. Kumar Mangalam Birla, member of SEBI Board, to promote and raise the standards of corporate governance. SEBI Board considered and adopted the recommendations of the committee in its meeting held on January 25, 2000. In accordance with the guidelines provided by SEBI, the market regulator, the stock exchanges had modified the listing requirements by incorporating in the listing agreement a new Clause 49, so that proper disclosure for corporate governance is made by companies in the following areas: Board of Directors, Audit Committee, Remuneration Committee, Board Procedure, Management Discussion and Analysis, Information to Shareholders, and Report on Corporate Governance in the annual report. We comply with these recommendations.

Revised Clause 49 of the listing agreement

The Securities and Exchange Board of India (SEBI), with a view to improve corporate governance standards in India, constituted the Committee on Corporate Governance under the chairmanship of Mr. N. R. Narayana Murthy. This move of SEBI signifies the regulator's anxiety to ensure that the governance practices are corrected and improved upon expeditiously. The terms of reference to the committee were to review the performance of corporate governance and to determine the role of companies in responding to rumors and other price-sensitive information circulating in the market, in order to enhance the transparency and integrity of the market.

The committee came out with two sets of recommendations: the mandatory recommendations and the non-mandatory recommendations.

The mandatory recommendations focus on strengthening the responsibilities of audit committees, improving the quality of financial disclosures, including those pertaining to related party transactions and proceeds from initial public offerings, requiring corporate executive boards to assess and disclose business risks in the annual reports of companies, calling upon the Board to adopt a formal code of conduct, the position of nominee directors and improved disclosures relating to compensation to non-executive directors and shareholders' approval of the same.

The non-mandatory recommendations pertain to moving to a regime providing for unqualified corporate financial statements, training of Board members and evaluation of non-executive directors' performance by a peer group comprising the entire Board of Directors, excluding the director being evaluated.

SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in Clause 49.

Clause 49 as revised was made effective from January 1, 2006. We fully comply with the revised Clause 49 of the listing agreement.

Euro shareholders Corporate Governance Guidelines 2000

"Euroshareholders" is the confederation of European shareholders associations, constituted with the overall task of representing the interests of individual shareholders in the European Union. In April 1999, the Organization for Economic Cooperation and Development (OECD) published its general principles on corporate governance. The Euroshareholders guidelines are based on the same principles, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Compliance with findings and recommendations of The Conference Board Commission on Public Trust and Private Enterprises in the US

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate scandals and the subsequent decline of confidence in American capital markets. The Commission has suggested ways in which appropriate governance practices can work to rebuild confidence in the integrity, reliability, and transparency of these markets by addressing three key, and much debated, areas – executive compensation, corporate governance, and audit and accounting issues – as they relate to publicly-held corporations. The Commission issued its first set of findings and recommendations – *Part 1: Executive Compensation* – on September 17, 2002. *Part 2: Corporate Governance* and *Part 3: Audit and Accounting* were released on January 9, 2003. We substantially comply with these recommendations.

OECD Principles of Corporate Governance

The governments of the 30 Organization for Economic Cooperation and Development (OECD) countries have recently approved a revised version of the OECD's Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets.

The revised Principles respond to a number of issues that have undermined the confidence of investors in company management in recent years. They call on governments to ensure genuinely effective regulatory frameworks and on companies themselves to be truly accountable. They advocate increased awareness among institutional investors and an effective role for shareholders in executive compensation. They also urge strengthened transparency and disclosure to counter conflicts of interest.

We substantially comply with these principles of corporate governance.

A detailed compliance report with the recommendations of various committees listed above is available in the Investors section of our website (www.infosys.com).

United Nations Global Compact Programme

Announced by the United Nations Secretary General, Mr. Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact Programme calls on companies to embrace nine principles in the areas of human rights, labor standards and environment. The Programme is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialogue to identify and disseminate good practices based on universal principles. The nine principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization's Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

According to these principles, business should:

- Support and respect the protection of internationally proclaimed human rights:

  Corporate leadership in human rights is good for the community and for business. The benefits of responsible engagement for business include a greater chance of a stable and harmonious atmosphere in which to do business, and a better understanding of the opportunities and problems of the social context. Further, the benefits of corporate social responsibility for society include less adverse impacts from ill-thought-through business initiatives.

- Ensure that they are not complicit in human rights abuses:

  An effective human rights policy will help companies avoid being implicated in human rights violations.

- Uphold the freedom of association and the effective recognition of the right to collective bargaining:

  Freedom of association and the exercise of collective bargaining provide opportunities for constructive rather than confrontational dialogue, which harness energy to focus on solutions that result in benefits to the enterprise, its stakeholders, and the society at large.

- Support the elimination of all forms of forced and compulsory labor:

  Forced labor robs societies of the opportunities to apply and develop human resources for the labor markets of today, and develop the skills in education of children for the labor markets of tomorrow.

- Support the effective abolition of child labor:

  Child labor results in scores of under-skilled, unqualified workers and jeopardizes future skills improvements in the workforce. Children who do not complete their primary education are likely to remain illiterate and will not acquire the skills needed to get a job and contribute to the development of a modern economy.

- Eliminate discrimination with respect to employment and occupation:

  Discrimination in employment and occupation restricts the available pool of workers and skills, and isolates an employer from the wider community. Non-discriminatory practices help ensure that the best-qualified person fills the job.

- Support a precautionary approach to environmental challenges:

  It is more cost-effective to take early actions to ensure that irreversible environmental damage does not occur. This requires developing a life-cycle approach to business activities to manage the uncertainty and ensure transparency. Investing in production methods that are not sustainable, that deplete resources and that degrade the environment, has a lower long-term return than investing in sustainable operations.

- Undertake initiatives to promote greater environmental responsibility:

  Given the increasingly central role of the private sector in global governance issues, the public is demanding that business manage its operations in a manner that will enhance economic prosperity, ensure environmental protection and promote social justice.

- Encourage the development and diffusion of environmentally friendly technologies:

  Limit production processes and technology that do not use resources efficiently, generate residues and discharge wastes. Implementing environmentally sound technologies helps a company reduce the use of raw materials leading to increased efficiency and increased competitiveness of the company.

On August 27, 2001, we adopted the UN Global Compact Programme and became a partner with the UN in this initiative. A strong sense of social responsibility is an integral part of our value system. We adhere to the principles of the UN Global Compact Programme.

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Additional information

- Shareholder information
- Share price chart
- Frequently asked questions
- Selective data
- Ratio analysis
- Statutory obligations
- Human resources accounting and value-added statement
- Brand valuation
- Balance sheet including intangible assets
- Current-cost-adjusted financial statements
- Intangible assets score sheet
- Economic Value-Added (EVA®) statement
- ValueReporting™
- Management structure

Shareholder information

Date, time and venue of 25th AGM	June 10, 2006, 3.00 p.m. at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.
Dates of book closure	May 27, 2006 to June 10, 2006 (both days inclusive)
Final dividend and Silver Jubilee special dividend payment	On or after June 10, 2006, but within the statutory time limit of 30 days, subject to shareholders' approval
Record date for issue of bonus shares	Will be fixed by the Board of Directors, after the proposal to issue bonus shares is approved at the ensuing annual general meeting
Financial calendar (tentative and subject to change)	Financial reporting for the quarter ending: Jun 30, 2006 : Jul 12, 2006 Sep 30, 2006 : Oct 11, 2006 Dec 31, 2006 : Jan 11, 2007 Mar 31, 2007 : Apr 13, 2007
Interim dividend, if any, for fiscal 2007	November 2006
Annual General Meeting for fiscal 2007	June 2007
Listing on stock exchanges and codes	

	In India		Outside India
	NSE	BSE	NASDAQ
Exchange code	INFOSYSTCH	500209	INFY
Reuters code	INFY.NS	INFY.BO	INFY.O
Telerate / Moneyline code	IN:INFN	IN:INF	US:INFY
Bloomberg code	NINFO IN	INFO IN	–

Listing fees for 2006-07	Paid for all the above stock exchanges
Registered office	Electronics City, Hosur Road, Bangalore 560 100, India Tel.: +91 80 2852 0261, Fax: +91 80 2852 0362 Website : www.infosys.com

Investor services

Investor complaints

	2006		2005	
	Received	Attended to	Received	Attended to
Non-receipt of dividend warrants	430	430	312	312

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Legal proceedings

There are certain pending cases relating to disputes over title to shares, in which we had been made a party. However, these cases are not material in nature.

Share transfers in physical form

Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. Our share transfer committee meets as often as required.

The total number of shares transferred in physical form during the year was 6,309 as against 2,220 for the previous year.

Dematerialization of shares and liquidity

We were the first in India to pay a one-time custodial fee of Rs. 44.43 lakh to the National Securities Depositary Limited (NSDL). Consequently, our shareholders do not have to pay depositary participants the custodial fee charged by NSDL on their holding. 99.61% of our shares is now held in electronic form.

ECS mandate

We have received complaints regarding non-receipt of dividend warrants from shareholders who have not updated their bank account details with the depositary participants. In order to enable us to serve our investors better, we request shareholders to update their bank accounts with their respective depositary participants.

Stock market data relating to shares listed in India

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, and S&P CNX NIFTY Index. The Table below gives the monthly high and low quotations as well as the volume of shares traded at The Stock Exchange, Mumbai and the National Stock Exchange of India for the current year. The chart plots the daily closing price of Infosys versus the BSE-Sensex for the year ended March 31, 2006.

Monthly highs, lows and trading volumes for FY 2006

	BSE			NSE			
	High (Rs.)	Low (Rs.)	Volume (Nos.)	High (Rs.)	Low (Rs.)	Volume (Nos.)	Total Volume (Nos.)
Apr, 2005	2,243.60	1,887.35	65,64,335	2,236.30	1,886.80	2,33,00,644	2,98,64,979
May	2,250.70	1,902.00	65,31,344	2,250.45	1,901.45	2,35,45,764	3,00,77,108
Jun	2,391.90	2,201.25	53,56,447	2,393.50	2,201.35	2,00,93,758	2,54,50,205
Jul	2,394.85	2,133.75	53,11,807	2,394.20	2,135.85	2,11,11,872	2,64,23,679
Aug	2,376.25	2,251.45	34,62,475	2,376.10	2,249.95	1,64,43,923	1,99,06,398
Sept	2,527.60	2,355.70	34,06,870	2,526.20	2,354.75	1,52,63,794	1,86,70,664
Oct	2,683.90	2,416.70	67,61,034	2,682.90	2,415.40	2,34,76,673	3,02,37,707
Nov	2,755.20	2,535.40	45,83,875	2,758.40	2,538.35	1,61,24,005	2,07,07,880
Dec	3,017.60	2,766.80	57,02,692	3,023.75	2,767.90	1,92,67,540	2,49,70,232
Jan, 2006	3,055.10	2,737.35	63,51,093	3,055.30	2,739.90	2,18,34,336	2,81,85,429
Feb	2,903.15	2,756.40	45,36,869	2,902.65	2,757.55	1,80,79,788	2,26,16,657
Mar	3,038.10	2,797.45	55,43,632	3,043.00	2,801.15	2,16,89,204	2,72,32,836
Total			6,41,12,473			24,02,31,301	30,43,43,774
Volume traded /	FY 2006		27			101	128
average outstanding shares (%)	FY 2005		48			135	182

The number of shares outstanding is 23,71,22,258. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.

Chart A – Infosys share price versus the BSE Sensex


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BSE Index
Infosys

Distribution of shareholding as on March 31, 2006

No. of equity shares held	No. of shareholders	%	No. of shares	%
1	5,874	3.00	5,874	0.00
2-10	76,975	39.28	5,01,023	0.18
11-50	70,139	35.79	18,68,268	0.68
51-100	16,019	8.17	12,71,151	0.46
101-200	8,419	4.30	12,98,271	0.47
201-500	7,328	3.74	24,73,708	0.90
501-750	1,990	1.02	12,24,484	0.45
751-1,000	1,599	0.82	14,23,611	0.52
1,001-5,000	5,259	2.68	1,19,30,539	4.33
5,001-10,000	1,157	0.59	79,40,571	2.88
10,001-15,000	341	0.17	41,71,858	1.51
15,001 and above	856	0.44	24,14,45,622	87.62
Total	1,95,956	100.00	27,55,54,980	100.00

Distribution of shareholding

As of March 31,	2006			2005		
Category	Shareholders (No.)	Voting strength (%)	Number of shares held	Shareholders (No.)	Voting strength (%)	Number of shares held
PROMOTER HOLDING						
Indian promoters	19	19.50	5,37,30,717	19	21.76	5,88,63,736
Total of promoter holding	19	19.50	5,37,30,717	19	21.76	5,88,63,736
NON-PROMOTER HOLDING						
Institutional investors						
Mutual funds	184	3.66	1,00,92,784	169	2.46	66,49,504
Banks, financial institutions, insurance companies	56	2.78	76,72,718	31	2.29	61,96,097
Foreign institutional investors	535	37.91	10,44,67,680	407	42.87	11,59,88,913
Others						
Private corporate bodies	2,753	1.41	38,92,188	2,422	1.12	30,34,242
Indian public	1,89,375	15.49	4,26,47,831	1,53,794	19.00	5,14,27,922
NRIs / OCBs	2,998	4.49	1,23,85,054	1,850	1.63	44,26,361
Trusts	35	0.81	22,33,286	32	0.83	22,36,754
Equity shares underlying ADS	1	13.95	3,84,32,722	1	8.04	2,17,47,020
Total of non-promoter holding	1,95,937	80.50	22,18,24,263	1,58,706	78.24	21,17,06,813
Grand total	1,95,956	100.00	27,55,54,980	1,58,725	100.00	27,05,70,549

Stock market data relating to American Depositary Shares (ADSs)

a. ADS listed at : NASDAQ National Market in the US
b. Ratio of ADS to equity shares : 1 ADS for 1 equity share
c. ADS symbol : INFY
d. The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the US on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ National Market for the year ended March 31, 2006 are given below.

Monthly highs, lows and trading volumes for ADS for FY 2006

	High		Low		Volume
	$	Rs.	$	Rs.	Nos.
Apr, 2005	74.20	3,226.21	56.60	2,460.96	1,77,52,820
May	72.34	3,155.47	58.01	2,530.39	1,94,32,476
Jun	77.60	3,376.37	70.84	3,082.24	1,62,42,985
Jul	77.91	3,381.29	69.38	3,011.09	2,14,51,184
Aug	74.52	3,278.88	67.70	2,978.80	1,28,74,545
Sept	74.28	3,263.86	70.57	3,100.84	1,35,25,325
Oct	74.79	3,372.81	65.59	2,957.45	1,88,20,074
Nov	75.00	3,440.25	69.00	3,165.03	98,26,663
Dec	82.53	3,709.72	73.47	3,302.47	1,35,35,596
Jan, 2006	81.96	3,602.96	72.30	3,178.30	1,96,11,606
Feb	76.50	3,382.06	70.00	3,094.70	1,26,22,244
Mar	77.86	3,463.21	68.36	3,040.65	1,70,29,718
					19,27,25,236

Note: 1ADS = 1 equity share. US Dollar has been converted into Indian Rupees at the monthly closing rates. The number of ADSs outstanding as on March 31, 2006 was 3,84,32,722. The percentage of volume traded to the total float was 501% as against 691% in the previous year.

Chart B: ADS premium compared to price quoted on BSE


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	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05	Oct-05	Nov-05	Dec-05	Jan-06	Feb-06	Mar-06
ADR	3,226	3,155	3,376	3,381	3,278	3,263	3,372	3,440	3,709	3,602	3,382	3,463
Equity	2,243	2,250	2,391	2,394	2,376	2,527	2,683	2,755	3,017	3,055	2,903	3,038
Premium	44%	40%	41%	41%	38%	29%	26%	25%	23%	18%	17%	14%

Based on the prices as of the end of each month

Outstanding ADR warrants and their impact on equity

Our American Depositary Shares as evidenced by American Depositary Receipts (ADRs) are traded in the US on the NASDAQ National Market under the ticker symbol "INFY". Each equity share is represented by one American Depositary Share (ADS). The ADRs evidencing ADSs began trading on the NASDAQ from March 11, 1999, when they were issued by the Depositary Bankers Trust Company (the Depositary), pursuant to the Deposit Agreement.

As of March 31, 2006, there were 44,757 record holders of ADRs evidencing 3,84,32,722 ADSs (equivalent to 3,84,32,722 equity shares).

Investors' contact information

Nandan M. Nilekani,
Chief Executive Officer, President and Managing Director — Tel.: +91 80 2852 0351

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director — Tel.: +91 80 2852 0431

T.V. Mohandas Pai
Director, Chief Financial Officer and
Head – Finance and Administration,
Education & Research and Human Resources — Tel.: +91 80 2852 0396

Investor correspondence in India

For queries relating to financial statements

V. Balakrishnan
Company Secretary and Senior Vice President – Finance
Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 560 100, India.
Tel.: +91 80 2852 0440, Fax: +91 280 2852 0754
E-mail: balakv@infosys.com

For queries relating to shares / dividend

Parvatheesam Kanchinadham
Asst. Company Secretary
Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 560 100, India.
Tel.: +91 80 2852 0261, Fax: +91 280 2852 0754
E-mail: parvatheesam_k@infosys.com

Registrar and share transfer agents

Karvy Computershare Private Limited
Registrars and Share Transfer Agents,
T.K.N. Complex, No. 51/2, Vanivilas Road,
Opposite National College, Basavanagudi,
Bangalore 560 004, India.
Tel.: +91 80 2662 1184, Fax: +91 80 2662 1169
E-mail: kannans@karvy.com

Investor correspondence

Sandeep Mahindroo
Manager – Investor Relations
Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 560 100, India.
Tel.: +91 80 2852 0261, Fax: +91 80 2852 0754
E-mail: sandeep_mahindroo@infosys.com

Name and address of the depositary bank for the purpose of ADS

In the US

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, 27th Floor,
MS# NYC60-2727
New York, NY10005, USA
Tel.: +1 212 250 1905, Fax: +1 212 797 0327

In India

Deutsche Bank A. G.
Trust & Securities Services,
Hazarimal Somani Marg,
Fort, Mumbai 400 001, India.
Tel.: +91 22 5658 4621-26
Fax: +91 22 2207 9614

Name and address of the custodian in India for the purpose of ADS

ICICI Bank Limited
Securities Market Services,
Empire Complex, F7/E7 1st Floor,
414, Senapati Bapat Marg, Lower Parel,
Mumbai 400 013, India.
Tel.: +91 22 5667 2030 / 2026
Fax: +91 22 5667 2740 / 2779

Share price chart

We consistently caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.


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Infosys
BSE Index

The share price has been adjusted for bonus issues and stock split.

Frequently asked questions

Corporate

1. Where and in which year was Infosys incorporated?

We were incorporated in 1981 as Infosys Consultants Private Limited, as a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003 and June 2005, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders.

Progeon is our majority-owned subsidiary. Infosys Australia, Infosys China and Infosys Consulting are our wholly-owned subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India. The telephone number of our registered office is +91 80 2852 0261. Our website address is www.infosys.com.

2. What is the employee strength of the Infosys Group?

Distribution of the employees:

	2006		2005	
Functional classification				
Software / technical professionals including trainees	49,495	93.89%	34,417	93.65%
Support	3,220	6.11%	2,333	6.35%
	52,715	100.00%	36,750	100.00%
Gender classification				
Male	38,179	72.43%	27,600	75.10%
Female	14,536	27.57%	9,150	24.90%
	52,715	100.00%	36,750	100.00%
Age profile				
20 – 25 years	30,971	58.75%	20,865	56.77%
26 – 30 years	14,932	28.33%	11,164	30.38%
31 – 40 years	6,107	11.58%	4,202	11.43%
41 – 50 years	585	1.11%	444	1.21%
51 – 60 years	116	0.22%	72	0.20%
60+ years	4	0.01%	3	0.01%
	52,715	100.00%	36,750	100.00%

3. How many software development centers does Infosys have?

We have 38 global development centers of which 20 are in India – five in Bangalore; three each in Pune and Chennai, two each in Bhubaneswar and Mangalore; and one each in Hyderabad, Chandigarh, Mohali, Thiruvananthapuram and Mysore. We have a global development center in Toronto, Canada. In addition, there are eight proximity development centers in the US – Fremont, Boston, Chicago, New Jersey, Phoenix, Charlotte, Plano, (Texas) and Houston (Texas); three in UK (London); two in Australia (Melbourne); and one each in China (Shanghai), Japan (Tokyo), Mauritius and Czech Republic (Prague).

4. How many marketing offices does Infosys have?

There are 37 marketing offices around the world of which 32 are located outside India – 14 in the US; three in Germany; two each in Australia, and Switzerland; and one each in Canada, UAE, Czech Republic (Prague), Japan, Hong Kong, Belgium, Sweden, France, China, The Netherlands and Italy.

5. Does Infosys have a disclosure policy?

Yes. We have a written disclosure policy, which covers interaction with all the external constituents such as analysts, fund managers and the media.

6. Do you have any quiet periods?

Yes. We follow quiet periods prior to our earnings release every quarter. During the quiet period, we or any of our officials will not discuss earnings expectations with any external parties. It starts from 15 days prior to the month in which the earnings are going to be released, and ends two days after the announcement of the earnings numbers. Based on the tentative dates of the earnings release in fiscal 2007, the tentative quiet periods would be as follows:

Quarter ending	Earnings release date	Quiet period
Jun 30, 2006	Jul 12, 2006	Jun 16, 2006 to Jul 14, 2006
Sep 30, 2006	Oct 11, 2006	Sep 16, 2006 to Oct 13, 2006
Dec 31, 2006	Jan 11, 2007	Dec 16, 2006 to Jan 13, 2007
Mar 31, 2007	Apr 13, 2007	Mar 16, 2007 to Apr 15, 2007

American Depositary Shares (ADSs)

1. What is an American Depositary Share (ADS)?

An ADS is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-US company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the US to issue ADSs based on a predetermined ratio. ADSs are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

2. What is the difference between an ADS and a GDR?

ADSs and GDRs (Global Depositary Receipts) have the same functionality – they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the US, while GDRs represent securities listed outside the US, typically in London.

3. Do the ADSs have voting rights?

Yes. In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote in respect of the equity shares representing the ADS held by them.

4. Are the ADSs entitled to cash dividends?

Yes, whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in dollars (based on the prevailing exchange rate) by the depositary bank, net of the depositary's fees and expenses.

Equity shares

1. When did Infosys have its initial public offer (IPO) and what was the initial listing price? Was there any follow-on offering?

We made an initial public offer in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share, compared to the IPO price of Rs. 95 per share. In October 1994, we made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates. In March 1999, we issued 20,70,000 ADSs (equivalent to 10,35,000 equity shares of par value of Rs. 10 each) at US $34 per ADS under the American Depositary Shares Program and the same were listed on the NASDAQ National Market. All the above data is unadjusted for issue of stock split and bonus shares. During July 2003 and June 2005, we made successful secondary ADR issues of US $294 million and US $1.07 billion respectively.

2. What is the history of bonus issues (equivalent to stock split in the form of stock dividend) and stock split at Infosys?

Fiscal	Bonus issue ratio	Stock split ratio
1986	1:1	2 for 1
1989	1:1	2 for 1
1991	1:1	2 for 1
1992	1:1	2 for 1
1994	1:1	2 for 1
1997	1:1	2 for 1
1999	1:1	2 for 1
2000	–	2 for 1
2004	3:1	4 for 1

The Board of Directors has on April 14, 2006 recommended an issue of bonus shares in the ratio of 1:1. The proposal to issue bonus shares will be placed for the shareholders approval at the ensuing annual general meeting.

3. Does Infosys have a dividend reinvestment program or dividend stock purchase plan?

We do not offer a dividend reinvestment program or dividend stock program, at present.

4. Does Infosys pay dividends? What is the dividend policy of Infosys?

Currently, we pay dividends to our shareholders. The current dividend policy is to distribute not more than 20% of the PAT (unconsolidated Indian GAAP) as dividend. The Board of Directors reviews the dividend policy periodically.

5. What is the employee strength and revenue growth since 1996?

The employee strength and revenue growth since 1996 are as follows:

			US GAAP				Indian GAAP (consolidated)			
Fiscal	Employees	Growth %	Revenues in $ million	Growth %	Net income in $ million	Growth %	Income in Rs. crore	Growth %	PAT*** in Rs. crore	Growth %
1996	1,172	30	27	47	7	72	89	60	21	58
1997	1,705	45	40	49	9	27	139	57	34	60
1998	2,605	53	68	73	13*	60	258	85	60	79
1999	3,766	45	121	77	30*	119	509	98	133	120
2000	5,389	43	203	68	61	102	882	73	286	115
2001	9,831	82	414	103	132	115	1,901	115	623	118
2002	10,738	9	545	32	164	25	2,604	37	808	30
2003	15,876	48	754	38	195	18	3,640	40	955	18
2004	25,634	61	1,063	41	270	39	4,853	33	1,244	30
2005	36,750	43	1,592	50	419**	55	7,130	47	1,846	48
2006	52,715	43	2,152	35	555	32	9,521	34	2,458	33
5-year CAGR		40		39		33		38		32

* *This excludes a one-time deferred stock compensation expense arising from a stock split amounting to US $13 million and US $2 million in fiscal 1999 and 1998, respectively.*
** *Includes US $11 million gain on sale of investment in Yantra Corporation, USA*
*** *Before exceptional item*

Selective data

in Rs. crore, except per share data, other information and ratios

March 31,	1982	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Financial performance												
Income	0.12	89	139	258	509	882	1,901	2,604	3,623	4,761	6,860	9,028
Operating profit (PBIDTA)	0.04	31	47	86	202	347	765	1,038	1,272	1,584	2,325	2,989
Interest	–	–	1	–	–	–	–	–	–	–	–	–
Depreciation and amortization	–	9	11	23	36	53	113	161	189	231	268	409
Provision for taxation	–	4	5	6	23	40	73	135	201	227	325	303
Profit after tax**	0.04	21	34	60	133	286	623	808	958	1,243	1,859	2,421
Dividend	–	4	4	7	12	30	66	132	179	196	310	411
One-time / Silver Jubilee special dividend	–	–	–	–	–	–	–	–	–	668	–	827
Return on average net worth (%)**	96.88	29.53	34.96	42.24	54.16	40.63	56.08	46.57	38.78	40.68	43.77	39.89
Return on average capital employed (%)	96.88	33.12	40.16	46.09	63.51	46.27	62.62	54.37	46.91	48.10	51.43	44.89
Balance sheet												
Share capital	–	7	7	16	33	33	33	33	33	33	135	138
Reserves and surplus	0.04	73	106	157	541	800	1,357	2,047	2,828	3,220	5,107	6,759
Net worth	0.04	80	113	173	574	833	1,390	2,080	2,861	3,253	5,242	6,897
Debt	–	4	–	–	–	–	–	–	–	–	–	–
Debt-equity ratio	–	0.05	–	–	–	–	–	–	–	–	–	–
Gross block	–	47	71	105	169	284	631	961	1,273	1,570	2,183	2,837
Capital expenditure	–	16	27	34	72	160	463	323	219	430	794	1,048
Cash and cash equivalents	0.02	30	29	51	417	508	578	1,027	1,639	1,839	1,683	3,779
Investment in liquid mutual funds	–	–	–	–	–	–	–	–	–	930	1,168	684
Net current assets	0.06	41	54	97	473	612	798	1,293	2,018	1,220	2,384	3,832
Total assets	0.04	84	113	173	574	833	1,390	2,080	2,861	3,253	5,242	6,897
Per share data (Rs.)*												
Basic EPS**	–	0.80	1.27	2.28	5.17	10.81	23.56	30.53	36.17	46.85	69.26	88.67
Dividend	–	0.63	0.69	0.75	0.94	1.13	2.50	5.00	6.75	7.38	11.50	15.00
One-time / Silver Jubilee special dividend	–	–	–	–	–	–	–	–	–	25.00	–	30.00
Book value	–	3.02	4.27	6.54	21.71	31.49	52.51	78.58	107.96	122.05	193.73	250.29
Other information												
Number of shareholders	7	6,909	6,414	6,622	9,527	46,314	89,643	88,650	77,010	66,945	1,58,725	1,95,956
Market capitalization	NA	356	731	2,963	9,673	59,338	26,926	24,654	26,847	32,909	61,073	82,154
Credit rating												
Standard & Poor's											"BBB"	"BBB"
Dun & Bradstreet										5A1	5A1	5A1
Corporate governance rating												
ICRA										CGR 1	CGR 1	CGR 1
CRISIL										GVC Level 1	GVC Level 1	GVC Level 1

Note : The above figures are based on Indian GAAP (unconsolidated)
** Calculated on a per share basis, adjusted for bonus issues in previous years*
*** Excluding extraordinary activities / exceptional items*

Selective data (contd.)

Revenue
in Rs. crore


882
1,901
2,604
3,623
4,761
6,860
9,028
2000
2001
2002
2003
2004
2005
2006

Operating profit (PBIDTA)
in Rs. crore


347
765
1,038
1,272
1,584
2,325
2,989
2000
2001
2002
2003
2004
2005
2006

Profit after tax
(before exceptional items)
in Rs. crore


286
623
808
958
1,243
1,859
2,421
2000
2001
2002
2003
2004
2005
2006

Market capitalization
in Rs. crore


59,338
26,926
24,654
26,847
32,909
61,073
82,154
2000
2001
2002
2003
2004
2005
2006

Basic EPS
(before exceptional items)
in Rs. crore


10.81
23.56
30.53
36.17
46.85
69.26
88.67
2000
2001
2002
2003
2004
2005
2006

Book value per share
in Rs. crore


31.49
52.51
78.58
107.96
122.05
193.73
250.29
2000
2001
2002
2003
2004
2005
2006

Ratio analysis for the year ended March 31,

	2006	2005	2004
Ratios – Financial performance			
Overseas revenue / total revenue (%)	98.18	98.05	98.61
Domestic revenue / total revenue (%)	1.82	1.95	1.39
Software development expenses / total revenue (%)	54.13	53.28	52.41
Gross profit / total revenue (%)	45.87	46.72	47.59
Selling and marketing expenses / total revenue (%)	5.53	5.72	7.04
General and administration expenses / total revenue (%)	7.23	7.11	7.29
SG&A expenses / total revenue (%)	12.76	12.83	14.33
Aggregate employee costs / total revenue (%)	47.29	46.39	49.69
Operating profit / total revenue (%)	33.12	33.90	33.26
Depreciation and amortization / total revenue (%)	4.53	3.91	4.85
Operating profit after depreciation and interest / total revenue (%)	28.58	29.99	28.41
Other income / total revenue (%)	1.59	1.86	2.68
Provision for investments / total revenue (%)	0.00	0.00	0.20
Profit before tax and exceptional items / total revenue (%)	30.17	31.85	30.89
Tax / total revenue (%)	3.36	4.74	4.77
Tax / PBT (%)	11.12	14.89	15.44
PAT before exceptional items / total revenue (%)	26.82	27.10	26.12
PAT after exceptional items / total revenue (%)	26.82	27.76	26.12
Ratios – Balance sheet			
Debt-equity ratio	–	–	–
Current ratio	2.73	2.77	1.65
Day's sales outstanding (DSO)	61	67	48
Cash and equivalents / total assets (%)*	64.71	54.38	85.11
Cash and equivalents / total revenue (%)*	49.44	41.56	58.16
Capital expenditure / total revenue (%)	11.61	11.57	9.03
Depreciation and amortization / average gross block (%)	16.30	14.29	16.24
Technology investment / total revenue (%)	3.69	4.11	3.23
Ratios – Return			
PAT before exceptional items / average net worth (%)	39.89	43.77	40.68
ROCE (PBIT / average capital employed) (%)	44.89	51.43	48.10
Return on average invested capital (%)*	93.96	123.56	137.46
Capital output ratio	1.49	1.61	1.56
Invested capital output ratio*	3.74	4.77	5.58
Value added / total revenue (%)	80.79	81.30	83.73
Enterprise-value / total revenue (%)	8.61	8.49	6.33
Dividend / adjusted public offer price (%)***	1,011	775	497
Market price / adjusted public offer price (%)	2,00,852	1,52,064	83,170
Ratios – Growth			
Overseas revenue (%)	31.79	43.27	32.49
Total revenue (%)	31.60	44.08	31.42
Operating profit (%)	28.56	46.82	24.50
Net profit (before exceptional items) (%)	30.23	49.52	29.81
Net profit (after exceptional items) (%)	27.15	53.15	29.81
Basic EPS (before exceptional items) (%)	28.02	47.87	29.51
Basic EPS (after exceptional items) (%)	24.98	51.45	29.51
Data – Per-share			
Basic EPS (before exceptional items) (Rs.)	88.67	69.26	46.84
Basic EPS (after exceptional items) (Rs.)	88.67	70.95	46.84
Basic cash EPS (before exceptional items) (Rs.)	103.67	79.26	55.54
Basic cash EPS (after exceptional items) (Rs.)	103.67	80.94	55.54
Price / earning, end of year**	33.62	32.59	26.35
Price / cash earnings, end of year**	28.76	28.48	22.23
PE / EPS growth**	1.20	0.68	0.89
Book value (Rs.)	250.29	193.73	122.05
Price / book value, end of year**	11.91	11.65	10.12
Dividend per share***	15.00	11.50	7.38
Dividend (%)***	300.00	230.00	147.50
Dividend payout (%)***	19.36	18.48	17.79
Market capitalization / total revenue, end of year	9.10	8.90	6.91

Note: The ratio calculations are based on Indian GAAP (unconsolidated) financial statements

* *Investments in liquid mutual funds have been considered as cash and cash equivalents for the above ratio analysis*

** *Before exceptional items*

*** *Dividend ratios exclude one-time special dividend for fiscal 2004 and Silver Jubilee dividend for fiscal 2006*

Ratio analysis

Ratio analysis is among the best tools available to analyze the financial performance of a company. It allows inter-company and intra-company comparison and analysis. Ratios also provide a bird's eye view of the financial condition of the company. The ratios analyzed in this section are based on Indian GAAP financial statements.

Financial performance

Exports have grown by 32% during the year ended March 31, 2006, as against 43% in the previous year. Export revenue is from various parts of the globe and is well segmented. Segmental analysis of the revenue is provided under the *Notes to financial statements* section in this report. Exports constituted 98% of total revenue during the fiscal years 2005 and 2006. North America continued to be a major market. Domestic revenue constituted 2% of total revenue for the fiscal years 2005 and 2006.

Aggregate employee costs were approximately 47% of total revenue, compared to 46% during the previous year. Selling, general and administration expenses were approximately 13% during the years ended March 31, 2006 and 2005, respectively.

Depreciation and amortization was approximately 5% and 4% of total revenue, for the years ended March 31, 2006 and 2005, respectively. Depreciation and amortization to average gross block was at 16%, compared to 14% during the previous year.

Effective tax rate was approximately 11% and 15%, for the years ended March 31, 2006 and 2005, respectively.

Profit after tax before exceptional items was 27% of total revenue, for the years ended March 31, 2006 and 2005, respectively .

Balance sheet analysis

The key ratios affecting our financial condition are discussed below:

Debt-equity ratio

We fund our short-term and long-term cash requirements primarily from internal accruals. As on March 31, 2006, we are a debt-free company.

Current ratio

Current ratio as on March 31, 2006 is 2.73, as compared to 2.77 as on March 31, 2005.

Days sales outstanding

The debtors turnover as on March 31, 2006, was 61 days as compared to 67 days for the year ended March 31, 2005.

Cash and equivalents

Cash and equivalents to total assets was 64.71% and 54.38% for the years ended March 31, 2006 and 2005 respectively.

Return on average net worth

Return on average net worth is 39.89% as against 43.77% during the previous year.

As we maintain around 65% of our assets in liquid funds, where the returns are less, the above figures need further analysis. If the average liquid assets are adjusted against the average net worth, and revenue earned after tax from liquid assets is adjusted against net profit, return on invested capital stands at 94%, compared to 124% during the previous year.

Capital output ratio

Capital output ratio is 1.49 as compared to 1.61 for the previous year. Invested capital output ratio is 3.74, compared to 4.77 for the previous year.

Value-added to total revenue

Value-added to total revenue is 81%, for the years ended March 31, 2006 and 2005 respectively.

Enterprise value to total revenue

Enterprise value to total revenue is nine times, compared to eight times in the previous year.

Per-share data

Basic earnings per share before exceptional items is Rs. 88.67, as compared to Rs. 69.26 for the previous year. Cash earnings per share (basic) is Rs. 103.67, as compared to Rs. 79.26 during the previous year. This is due to higher cash generation and higher value addition. Book value per share has increased to Rs. 250.29, as against Rs. 193.73 on March 31, 2005. Dividend payout ratio (excluding one-time special dividend in fiscal 2006) for the years ended March 31, 2006 and 2005 was 19.36% and 18.48% respectively.

The P/E to EPS growth was approximately 1.20, as compared to 0.68 for the previous year. This represents our valuation in comparison to our growth in earnings.

Appreciation in our share price (adjusted for bonus issues in 1994, 1997, 1999 and 2004 and a stock split of 2-for-1 in 2000) over the public issue price is 200,852%. Since the public issue, our market capitalization has grown to Rs. 82,154 crore, as on March 31, 2006 from the public issue valuation of Rs. 31.84 crore during February 1993.

Income and exports
(in Rs. crore)


9,028
8,864
6,860
6,726
4,761
4,896
Income
Export
2004
2005
2006

Net profit as % to total revenue
(before exceptional items)


27.10
26.82
26.12
2004
2005
2006

Return on average capital employed
(%)


51.43
48.10
44.89
2004
2005
2006

Capital output ratio


1.61
1.56
1.49
2004
2005
2006

Value-added to total revenue


83.73
81.30
80.79
2004
2005
2006

Basic earnings per share before exceptional items
(Rs.)


88.67
69.26
46.84
2004
2005
2006

Dividend per share
Excluding one-time / Silver Jubilee special dividend
(Rs.)


15.00
11.50
7.38
2004
2005
2006

Price / earning, end of year
(Rs.)


33.62
32.59
26.35
2004
2005
2006

Book value
(Rs.)


250.29
193.73
122.06
2004
2005
2006

Statutory obligations

We have Software Technology Parks (STP) – 100% export-oriented units – for the development of software at Bangalore, Mangalore, Pune, Chennai, Bhubaneswar, Hyderabad, Mohali, Mysore and Thiruvananthapuram (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, which was five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of five years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is three times the value of such goods over a period of five years. Beginning April 2002, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is three times the value of such goods over a period of three years. Beginning April 2003, the export obligation is restricted to net foreign exchange earnings for that particular financial year on duty-free import of capital goods, or duty-free purchase of goods subject to excise. All STP units started after March 2003 are subject to the new guidelines on calculation of export obligation as started above. The export obligation on the wage bill was removed a few years ago.

The non-fulfillment of export obligations may result in penalties as stipulated by the government, which may have an impact on future profitability. The table showing the export obligation, and the export obligation fulfilled by the company, on a global basis, for all its STP units together, is given below:

in Rs. crore

Fiscal	Export obligation	Export obligation fulfilled	Excess / (shortfall)	Cumulative excess / (shortfall)
1993	0*	0*	0*	0*
1994	3	8	5	5
1995	8	16	8	13
1996	28	48	20	33
1997	40	69	29	62
1998	74	142	68	130
1999	125	306	181	311
2000	107	493	386	697
2001	360	1,010	650	1,347
2002	462	1,360	898	2,245
2003	623	1,659	1,036	3,281
2004	1,611*	2,643	1,032	4,313
2005	396	3,312	2,916	7,229
2006	439	5,217	4,778	12,007

* *The cumulative balance of export obligation was adjusted during the year*

The total customs and excise duty exempted on both computer software and hardware imported and indigenously procured by us since 1993, amounts to Rs. 428 crore.

We have fulfilled our export obligations on a global basis for all our operations under the Software Technology Park Scheme. However, in case of STPs operationalized during the year, the export obligation will be met in the future years. The export obligation in fiscal 2004 was higher on account of setting off cumulative export obligations for and including 2004 in the same year.

Taxation

We benefit from certain significant tax incentives provided to the software industry under Indian tax laws. These incentives currently include: (i) deduction of export profit from the operation of software development facilities designated as "Software Technology Parks" (the STP tax deduction); and (ii) deduction of export profits from unit in Special Economic Zones. All but one of the company's software development facilities are located in a designated STP. The period of the STP tax deduction available to each STP is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier.

The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park Scheme is valid, are presented elsewhere in this Annual Report.

The benefits of these tax incentive programs have historically resulted in an effective tax rate for us well below the statutory rates. There is no assurance that the Government of India will continue to provide these incentives. The government may reduce or eliminate the tax exemptions provided to Indian exporters anytime in the future. This may result in the export profits of the company being fully taxed, and may adversely affect the post-tax profits of the company in the future. On a full-tax-paid basis, without any duty concessions on equipment, hardware and software, the company's post-tax profits for the relevant years are estimated as given below.

in Rs. crore, except per share data

Year ended March 31,	2006	2005	2004
Profit before tax and exceptional items	2,792	2,172	1,471
Less: Additional depreciation on duty waived for certain assets	83	74	41
Reduction in other income	21	14	13
Adjusted profit before tax	2,688	2,084	1,417
Less: Income tax on the above on full tax basis	981	796	532
Restated profit after tax	1,707	1,288	885
Restated basic EPS (Rs.)	62.53	47.98	33.35

Note: The figures above are based on Consolidated Indian GAAP financial statements. However, it may be noted that this is only an academic exercise. The company has provided for income tax in full in the respective years and there is no carried-forward liability on this account.

Human resources accounting

The dichotomy in accounting between human and non-human capital is fundamental. The latter is recognized as an asset and is, therefore, recorded in the books and reported in the financial statements, whereas the former is ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital.

We have used the *Lev & Schwartz* model to compute the value of human resources. The evaluation is based on the present value of the future earnings of the employees and on the following assumptions:

- Employee compensation includes all direct and indirect benefits earned both in India and abroad
- The incremental earnings based on group / age have been considered
- The future earnings have been discounted at 12.96% (previous year – 13.63%) the cost of capital for us. Beta has been assumed at 0.78, the beta for us in India.

As of March 31,	2006		2005	
	Employees (No.)	Value of human resources (in Rs. crore)	Employees (No.)	Value of human resources (in Rs. crore)
Software delivery	49,495	43,336	34,747	26,550
Support	3,220	3,301	2,003	1,784
Total	52,715	46,637	36,750	28,334

in Rs. crore, unless stated otherwise

	2006	2005
Employees (No.)	52,715	36,750
Value of human resources	46,637	28,334
Software revenue	9,521	7,130
Total employee cost	4,801	3,539
Value added excluding exceptional items	8,027	6,053
Net profits excluding exceptional items	2,479	1,846
Key ratios		
Total software revenue / human resources value (ratio)	0.20	0.25
Value added / human resources value (ratio)	0.17	0.21
Value of human resources per employee	0.88	0.77
Employee cost / human resources (%)	10.29%	12.49%
Return on human resources value (%)	5.32%	6.52%

Value-added statement

	2006	2005
Total revenue including other income	9,660	7,254
Less: Software development expenses		
(other than employee costs and provision for post-sales client support)	826	604
Selling and marketing expenses (other than provisions)	231	182
General and administration expenses (other than provisions)	576	414
	1,633	1,200
Total value-added	8,027	6,053
Applied to meet		
Employee costs	4,801	3,539
Dividend (including dividend tax)	1,412	357
Income tax	313	326
Minority interests	21	–
Provision for bad and doubtful debts and loans and advances	10	24
Provision for investments	1	–
Provision for post-sales client support	(14)	31
Retained in business	1,483	1,776
Total	8,027	6,053

Note: The figures above are based on the consolidated Indian GAAP financial statements.

Brand valuation

The strength of the invisible

A balance sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a hi-tech company. Hence, quite often, the search for the added value invariably leads us back to understanding, evaluating and enhancing the intangible assets of the business.

From time to time, we have used various models for evaluating assets off the balance sheet to bring certain advances in financial reporting from the realm of research to the notice of our shareholders. Such an exercise also helps us in understanding the components that make up goodwill. The aim of such modeling is to lead the debate on the balance sheet of the next millennium. We caution the investors that these models are still the subject of debate among researchers, and using such models and data in predicting our future, or of any other company, is risky, and that we are not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

Valuing the brand

The wave of brand acquisitions in the late 1980s exposed the hidden value in highly branded companies and brought brand valuation to the fore. Examples are Nestlé buying Rowntree, United Biscuits buying Keebler, etc. An Interbrand study of the acquisitions of 1980s shows that, whereas in 1981, net tangible assets represented 82% of the amount bid for the companies, by 1988 this had fallen to 56%. Thus, it is clear that companies are being acquired less for their tangible assets and more for their intangible assets. The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service, they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a 'trustmark' – a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of relentless pursuit of quality in manufacturing, selling, service, advertising and marketing. It is integral to the quality of client experiences in dealing with the company and its services over a sustained period.

Corporate brands and service brands are often perceived to be interchangeable. Both types of brands aim at the enhancement of confidence and the reduction of uncertainty in the quality of what the company offers. Therefore, companies rely heavily on the image and personality they create for their brands, to communicate these qualities to the marketplace.

For many businesses, brands have become critical for shareholder wealth creation. Global brands are still the most powerful and sustainable wealth creators in the business world and will continue to be so in the near future. The task of measuring brand value is a complex one. Several models are available for accomplishing this. The most widely used is the brand-earnings-multiple model. There are several variants of this model. For example, according to the *BusinessWeek* / Intrabrand annual ranking of the world's most valuable brands conducted and published in August 2005, Coca-Cola was valued as the most valued brand in the world for the year 2005 at $68 billion, when its market cap was $106 billion. Thus, the brand valuation of Coca-Cola was around 64% of its market cap on the date of valuation. The study goes on to state that even established brands like Coca-Cola and Microsoft have started to recognize the need to nurture stronger ties with the customer. *(Source: www.businessweek.com)*

Goodwill is a nebulous accounting concept that is defined as the premium paid to the tangible assets of a company. It is an umbrella concept that transcends components such as brand equity and human resources, and is the result of many corporate attributes including core competency, market leadership, copyrights, trademarks, brands, superior earning power, excellence in management, outstanding workforce, competition, longevity and so on.

We have adapted the generic brand-earnings-multiple model (given in the article on *Valuation of Trademarks and Brand Names* by Michael Birkin in the book *Brand Valuation*, edited by John Murphy and published by Business Books Limited, London) to value our corporate brand, "Infosys". The methodology followed for valuing the brand is given below:

Determine brand earnings

- Determine brand profits by eliminating the non-brand profits from the total profits of the company
- Restate the historical profits at present-day values
- Provide for the remuneration of capital to be used for purposes other than promotion of the brand
- Adjust for taxes

Determine the brand-strength or brand-earnings multiple

Brand-strength multiple is a function of a multitude of factors such as leadership, stability, market, internationality, trend, support and protection. These factors have been evaluated on a scale of 1 to 100 internally by us, based on the information available within.

Brand valuation

in Rs. crore

	2006	2005	2004
Profit before interest and tax	2,654	2,048	1,357
Less: Non brand income	124	112	111
Adjusted profit before tax	2,530	1,936	1,246
Inflation compound factor	1.000	1.053	1.108
Present value of brand profits	2,530	2,039	1,381
Weightage factor	3	2	1
Three-year weighted average profits	2,175		
Remuneration of capital (5% of average capital employed)	309		
Brand-related profits	1,866		
Tax	628		
Brand earnings	1,238		
Multiple applied	18.51		
Brand value	22,915		

in Rs. crore

	2006	2005	2004
Brand value	22,915	14,153	8,185
Market capitalization	82,154	61,073	32,909
Brand value as a percentage of market capitalization	27.9%	23.2%	24.9%

Assumptions

a. Total revenue excluding other income after adjusting for cost of earning such income is brand revenue, since this is an exercise to determine our brand value as a company and not for any of our products or services.

b. Inflation is assumed at 5% per annum.

c. 5% of the average capital employed is used for purposes other than promotion of the brand.

d. Tax rate is at 33.66% (Base rate of 30.0%, surcharge of 10% on base rate and cess of 2.0%).

e. The earnings multiple is based on our ranking against the industry average based on certain parameters (exercise undertaken internally and based on available information).

f. The figures above are based on consolidated Indian GAAP financial statements.

Balance sheet including intangible assets as at

in Rs. crore

SOURCES OF FUNDS	March 31, 2006	March 31, 2005
Shareholders' funds		
Share capital	138	135
Reserves and surplus		
Capital reserves – Intangible assets	69,552	42,487
Other reserves	6,828	5,090
	76,380	47,577
Minority interest	68	–
Preference shares of subsidiary	–	94
	76,586	47,806
APPLICATIONS OF FUNDS		
Fixed assets		
At cost	2,983	2,287
Less: Accumulated depreciation	1,328	1,031
Net block	1,655	1,256
Add: Capital work-in-progress	571	318
	2,226	1,574
Intangible assets		
Brand value	22,915	14,153
Human resources	46,637	28,334
	69,552	42,487
Investments	755	1,211
Deferred tax assets	65	44
Current assets, loans and advances		
Sundry debtors	1,608	1,322
Cash and bank balances	3,429	1,576
Loans and advances	1,297	1,025
	6,334	3,923
Less: Current liabilities and provisions		
Current liabilities	934	656
Provisions	1,412	777
Net current assets	3,988	2,490
	76,586	47,806

Note:

1. *This balance sheet is provided for the purpose of information only. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.*
2. *Capital reserves include the value of the "Infosys" brand and human resources.*
3. *The figures above are based on consolidated Indian GAAP financial statements.*

Current-cost-adjusted financial statements

Current Cost Accounting ("CCA") seeks to state the value of assets and liabilities in a balance sheet at their value, and measure the profit or loss of an enterprise by matching current costs against current revenues. CCA is based on the concept of "operating capability", which may be viewed as the amount of goods and services that an enterprise is capable of providing with the existing resources during a given period. In order to maintain its operating capability, an enterprise should remain in command of resources that form the basis of its activities. Accordingly, it becomes necessary to take into account the rising cost of assets consumed in generating these revenues. CCA takes into account the changes in specific prices of assets as they affect the enterprise.

The consolidated balance sheet and profit and loss account of Infosys and its subsidiary companies for fiscal 2006, prepared in substantial compliance with the current cost basis are presented below. The methodology prescribed by the Guidance Note on Accounting for Changing Prices issued by the Institute of Chartered Accountants of India is adopted in preparing the statements.

Consolidated balance sheet as of March 31,

in Rs. crore

	2006	2005
Assets employed:		
Fixed assets		
Original cost	3,222	2,607
Accumulated depreciation	(1,519)	(1,192)
	1,703	1,415
Capital work-in-progress	571	318
Net fixed assets	2,274	1,733
Investments	755	1,211
Deferred tax assets	65	44
Current assets, loans and advances		
Cash and bank balances	3,429	1,576
Loans and advances	1,297	1,024
Monetary working capital	613	611
	5,339	3,211
Less: Other liabilities and provisions	(1,412)	(777)
Net current assets	3,927	2,434
	7,021	5,422
Financed by:		
Share capital and reserves		
Share capital	138	135
Minority interest	68	–
Reserves:		
Capital reserve	54	5
Share premium	1,543	900
Current cost reserve	165	241
General reserve	5,053	4,047
	6,815	5,193
Preference shares issued by subsidiary	–	94
	7,021	5,422

Current-cost-adjusted financial statements (contd.)

Consolidated profit and loss account for the year ended March 31,

in Rs. crore

	2006	2005
Total income	9,521	7,130
Historic cost profit before tax	2,792	2,172
Add / Less: Current cost operating adjustments	(43)	(69)
	2,749	2,103
Less: Gearing adjustment	–	–
Current cost profit before tax, exceptional item and minority interest	2,749	2,103
Provision for taxation		
Previous years	–	–
Current year	(313)	(326)
Current cost profit after tax, before exceptional item and minority interest	2,436	1,777
Exceptional item – Income from sale of investment in Yantra Corporation (net of taxes)	–	45
Current cost profit after tax and exceptional item, before minority interest	2,436	1,822
Minority Interest	(21)	–
Current cost profit after tax, exceptional item and minority interest	2,415	1,822
Appropriations		
Dividend		
Residual for fiscal 2004	–	2
Interim	177	134
Final (proposed)	234	176
Silver Jubilee special dividend	827	–
Dividend tax	174	44
Amount transferred – general reserve	1,003	1,466
	2,415	1,822
Statement of retained profits / reserves		
Opening balance of reserves	4,206	2,837
Retained current cost profit for the year	1,003	1,466
Movements in current cost reserve during the year	8	(15)
	5,217	4,288

Note:

1. *The cost of technology assets comprising computer equipment decreases over time. This is offset by an accelerated depreciation charge to the financial statements. Accordingly, such assets are not adjusted for changes in prices.*
2. *The above data is provided solely for information purposes. The management accepts no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.*

Intangible assets score sheet

We caution investors that this data is provided only as additional information to investors. Using such reports for predicting our future, or that of any other company, is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using this data.

From the period of the 1840s, long into the early 1990s, a corporate's value was mainly driven by its tangible assets – values presented in the corporate balance sheet. The managements of companies valued those resources and linked all their performance goals and matrices to those assets – Return on Investment, capital turnover ratio, etc. Even in a mergers and acquisition scenario, the prices were based on the value of their tangible assets. The market capitalization of companies also followed the value of the tangible assets shown in the balance sheet with the difference being seldom above 25%. In the latter half of the 1990s, the relationship between market value and tangible asset value changed dramatically. By early 2000, the book value of the assets represented less than 15% of the total market value. So, what are the key drivers of the market value in this new economy? It is the intangible assets. Thus, in this information age, more and more companies are finding that assets that are easily measurable are not necessarily the most valuable.

A knowledge-intensive company leverages know-how, innovation and reputation to achieve success in the marketplace. Hence, these attributes should be measured and improved upon year after year to ensure continual success. Managing a knowledge organization necessitates a focus on the critical issues of organizational adoption, survival, and competence in the face of ever-increasing, discontinuous environmental change. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and to enhance the reusability of their knowledge and expertise.

The stock price of a company is the result of the market's valuation of its earnings potential and growth prospects. Thus, the market provides a value to the off-balance-sheet assets of the company – that is, those assets which are invisible or which are not accounted for in the traditional financial statements. The intangible assets of a company include its brand, its ability to attract, develop and nurture a cadre of competent professionals, and its ability to attract and retain marqué clients.

Today's discerning investors take a critical look at both financial and non-financial parameters that determine the long-term success of a company. The non-financial parameters challenge the approach that evaluates companies solely on the traditional measures, as they appear in their financial reports. Thus, intangible assets of a company have been receiving considerable attention from corporate leaders in recent years.

The intangible assets of a company can be classified into four major categories: human resources, intellectual property assets, internal assets and external assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurship and managerial skills endowed in the employees of an organization.

Intellectual property assets

Intellectual property assets include know-how, copyrights, patents, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation can derive its revenues from licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to an organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies, and communication systems.

External assets

External assets are the market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the company) and brand value.

The score sheet

We published models for valuing our two most valuable, intangible assets of the company – human resources and the "Infosys" brand. This score sheet is broadly adopted from the intangible asset score sheet provided in the book titled *The New Organizational Wealth*, written by Dr. Karl-Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating our market-worthiness.

Clients

The growth in revenue is 34% this year, compared to 47% in the previous year. Our most valuable intangible asset is our client base. Marqué clients or image-enhancing clients contributed 48% of revenues during the year. They give stability to our revenues and also reduce our marketing costs.

The high percentage, 95%, of revenues from repeat orders during the current year is an indication of the satisfaction and loyalty of our clients. The largest client contributed 4.4% to our revenue as compared to 5.5% during the previous year. The top 5 and 10 clients contributed around 17.8% and 30.3%, of our revenue respectively, as compared to 21.0% and 33.6%, respectively, during the previous year. Our strategy is to increase our client base, and, thereby, reduce the risk of depending on a few large clients. During the year, we added 144 new clients as compared 136 in the previous year.

Organization

During the current year, we invested around 4.48% of the value-added on IT infrastructure, and around 1.28% of the value-added on R&D activities.

A young, fast-growing organization requires efficiency in the area of support services. The average age of support employees is 30.8 years, as against the previous year average age of 31.9 years. The sales per support staff, as well as the proportion of support staff to the total organizational staff, have improved over the previous year.

People

We are in a people-oriented business. The education index of employees has gone up substantially to 148,499 from 100,351. This reflects the quality of our employees. The average age of employees as of March 31, 2006 was 26, the same as in the previous year.

Notes

- Marqué or image-enhancing clients are those who enhance the company's market-worthiness – typically Global 1000 clients. Often, they are reference clients for us
- Sales per client is calculated by dividing total revenue by the total number of clients.
- Repeat business revenue is the revenue during the current year from those clients who contributed to our revenue during the previous year also
- Value-added is the revenue less payment to all outside resources. The value-added statement is provided in the *Additional information to shareholders* section in this report.
- IT investment includes all investments in hardware and software
- Total investment in the organization is the investment in our fixed assets.
- Average proportion of support staff is the average number of support staff to average total staff strength
- Sales per support staff is our revenue divided by the average number of support staff (support staff excludes technical support staff)
- Education index is shown as at the year-end, with primary education calculated as 1, secondary education as 2, and tertiary education as 3

The Infosys intangible assets score sheet

Our clients (External structure)			Our organization (Internal structure)			Our people (Competence)		
	2006	2005		2006	2005		2006	2005
Growth / renewal								
Revenue growth (%)	34	47	IT investment / Value added (%)	4.48	5.41	Staff education index	1,48,499	1,00,351
Revenue from image enhancing								
clients / total revenue (%)	48	50	R&D / Value added (%)	1.28	1.31			
Exports / total revenue (%)	98	98	Total investment / Value added (%)	13.58	14.62			
Clients added during the year	144	136						
Efficiency								
Sales / client (in Rs. crore)	20.70	16.28	Average proportion of support staff (%)	5.60	5.40	Value added (in Rs. crore)		
			Sales per support staff (in Rs. crore)	3.76	4.06	software engineer	0.19	0.20
						employee	0.18	0.19
Stability								
Repeat business (%)	95	95	Average age of support staff (Years)	30.76	31.92	Average age of employees (Years)	26.0	26.0
Top client contribution to revenue (%)	4.4	5.5						
Top 5 clients' contribution to revenue (%)	17.8	21.0						
Top 10 clients' contribution to revenue (%)	30.3	33.6						
No. of clients								
1 million dollar +	221	166						
5 million dollar +	81	71						
10 million dollar +	54	42						
20 million dollar +	26	19						
30 million dollar +	19	11						
40 million dollar +	14	8						
50 million dollar +	9	5						
70 million dollar +	4	1						
90 million dollar +	1	–						

The above figures are based on Indian GAAP consolidated financial statements.

Economic Value-Added (EVA®) statement

Economic value-added measures the profitability of a company after taking into account the cost of all capital. It is the post-tax return on capital employed (adjusted for the tax shield on debt) less the cost of capital employed. Companies which earn higher returns than cost of capital create value. Companies which earn lower returns than cost of capital are deemed destroyers of shareholder value.

Economic value-added analysis

in Rs. crore, except as otherwise stated

Fiscal	2006	2005	2004	2003	2002
Cost of capital					
Risk-free debt cost (%)	7.50	6.80	5.20	6.00	7.30
Market premium	7.00	7.00	7.00	7.00	7.00
Beta variant	0.78	0.98	1.27	1.57	1.41
Cost of equity (%)	12.96	13.63	14.09	16.99	17.17
Average debt / Total capital (%)	–	–	–	–	–
Cost of debt – net of tax (%)	NA	NA	NA	NA	NA
Weighted Average Cost of Capital (WACC) (%)	12.96	13.63	14.09	16.99	17.17
Average capital employed	6,177	4,331	3,125	2,493	1,735
PAT as a percentage of average capital employed (%)	40.14	42.63	39.80	38.29	46.57
Economic Value-Added (EVA®)					
Operating profit (excluding extraordinary income)	2,654	2,048	1,357	1,079	943
Less: Tax	313	326	228	201	135
Cost of capital	801	590	440	424	298
Economic Value-Added	1,540	1,132	689	454	510
Enterprise Value					
Market value of equity	82,154	61,073	32,909	26,847	24,654
Add: Debt	–	–	–	–	–
Less: Cash and cash equivalents*	4,709	2,998	2,873	1,684	1,027
Enterprise value	77,445	58,075	30,036	25,163	23,627
Ratios					
EVA® as a percentage of average capital employed (%)	24.93	26.14	22.07	18.23	29.40
Enterprise value / average capital employed	12.53	13.41	9.61	10.09	13.62

Note:

1 *The cost of equity is calculated by using the following formula: return on risk-free investment + expected risk premium on equity investment adjusted for our beta variant in India*

2 *Till fiscal 2003, we had used the average beta variant for software stocks in the US in the above calculation*

3 *The figures above are based on consolidated Indian GAAP financial statements*

**Includes investment in liquid mutual funds*


1800
1600
1400
1200
1000
800
600
400
200
0
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
46.57
38.29
39.8
42.63
40.14
510
454
689
1132
1540
2002
2003
2004
2005
2006
EVA (Rs. Cr.)
PAT as a % of average capital employed

ValueReporting™

Infosys has been at the forefront of providing shareholders information beyond the stipulations of the regulatory framework. *The ValueReporting Revolution: Moving Beyond the Earnings Game* (published by John Wiley & Sons, Inc., USA, ©2001), authored by Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated with the accounting firm, PricewaterhouseCoopers, was successfully received. This publication was followed by *Building Public Trust: The Future of Corporate Reporting* (published by John Wiley & Sons, Inc., USA, ©2002 PricewaterhouseCoopers), in which Infosys' business model and reporting found favorable mention.

ValueReporting™ as a comprehensive set of financial and non-financial performance measures and processes, tailored to a company's business, which provides both historical and predictive indicators of shareholder value. ValueReporting™ also increases transparency and helps provide capital markets with information needed to accurately assess enterprise value in the future.

In 2006, non-financial data and reporting beyond Generally Accepted Accounting Principles (GAAP) have largely become the accepted norm.

In seeking to increase transparency and high standards of corporate governance, we provide additional information to stakeholders beyond the minimum prescriptions of regulations. We seek to share with stakeholders additional financial and non-financial parameters that are used by us everyday to manage the business.

The recommended ValueReporting™ methodology in our context is illustrated below:

The ValueReporting™ flow


Infosys
Value Creation
Value Preservation
Value Realization
Investment community
A better managed company
We seek to create sustainable economic value by developing, operating and executing strategies which guide us towards delivering services and solutions that add value to customers
Our strategies seek to yield future cash flows greater than the investment or economic profit
We seek to preserve the value of the underlying business unit cash flows using management controls and conservative risk management
We seek to enable investors realize the value created by the business by attempting to consistently deliver as promised

Appreciating that financial statements indicate historic performance and may not always fully exhibit performance on matters critical to creating long-term shareholder value, we identified the need to provide a range of non-financial parameters even before we went public in India in 1993.

The ValueReporting™ disclosure model


External market overview
• Competitive environment
• Regulatory environment
• Macro-economic environment
Internal value strategy
• Goals
• Objectives
• Governance
• Organization
Value platform
• Innovation
• Brands
• Customers
• Supply chain
• People
Managing for value
• Financial performance
• Financial position
• Risk management
• Segment performance

We believe that the adoption of the principles of transparency and openness facilitate gaining competitive advantage. To bridge the gap between the information available to the management and the information available to the stakeholders, we provide several non-financial and intangible performance measures to our stakeholders, such as:

- Brand valuation *(Refer to page no – 144)*
- Economic Value-Added (EVA®) statement *(Refer to page no – 151)*
- Intangible asset scorecard *(Refer to page no – 149)*
- Balance sheet including intangible assets *(Refer to page no – 146)*
- Current-cost-adjusted financial statements *(Refer to page no – 147)*
- Human resource accounting and value-added statement *(Refer to page no – 143)*

The above reports form part of the annual report.

By adopting similar measures for internal measurement of business performance, our employees' individual performance also considers performance indicators that go beyond the financials, thereby balancing the financial and non-financial measures at the individual and enterprise level. This appropriately ensures that the measures we use internally reflect the measures by which stakeholders measure our corporate performance.

We have also voluntarily furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC). We are participating in SECs Voluntary Program for reporting financial information on EDGAR using XBRL. Infosys' participation in the XBRL initiative is yet another example of its pioneering efforts to be a frontrunner in ValueReporting™.

Management structure


Chairman & Chief Mentor
Narayana Murthy N. R.
CEO, President & Managing Director
Nandan M. Nilekani
COO & Customer Service & Technology
Gopalakrishnan S.
(Deputy Managing Director)
Group Head – World-wide Sales & Customer Delivery
Shibulal S. D. (Director)
IBU – Banking & Capital Markets
Ashok Vemuri (SVP)
IBU – Communication Service Providers
Subhash Dhar (VP)
IBU – Europe, Middle East & Africa
Srinivas B. G. (SVP)
IBU – Insurance, Health Care & Life Sciences
Eric Paternoster (VP)
IBU – Retail, Distribution & Consumer Products Group
Pravin Rao U. B. (SVP)
IBU – Transportation & Services
Dheeshjith V. G. (VP)
ECU – Enterprise Solutions
Chandra Shekar Kakal (VP)
ECU – Infrastructure Management Services
Prithi J. Rao (VP)
ECU – Independent Validation Services
Arun Ramu (VP)
ECU – Systems Integration
Muralikrishna K. (VP)
Domain Competency Group
Ranganath M. D. (AVP)
SETLabs & Microsoft Technology Centre
Subrahmanyam G. V. (VP)
Strategic Global Sourcing
Suketu Patel (AVP)
Group Co Head – World-wide Customer Delivery
Srinath Batni (Director)
IBU – Automotive & Aerospace
Frank A.J Gonsalves (VP)
IBU – Asia Pacific
Sriram V. (SVP)
IBU – Energy, Utilities & Resources
Narendran K. (VP)
IBU – High Tech & Discrete Manufacturing
Prasad Thrikutam (VP)
ECU – Product Engineering
Parameswar Y. (VP)
ECU – Product Lifecycle & Engineering Solutions
Valmeeka Nathan
IBU – Finacle
Marwin Fernandes (VP)
Computers & Communications Division
Gp. Capt. Deepak Sinha (VP)
Corporate Marketing
Srinivas Uppaluri (AVP)
Global Alliances
John Conlon (SVP)
Security Audit & Architecture
Maiya P. D. (VP)
CDG, IS, and Quality & Productivity
Dinesh K. (Director)
Communication Design Group
Sridhar Marri (AVP)
Information Systems
Sivashankar J. (VP)
Quality & Productivity
Satyendra Kumar (SVP)
CFO, F&A, E&R and HRD
Mohandas Pai T. V.
(Director)
Accounts & Administration
Ramadas Kamath U. (SVP)
Commercial & Facilities
Binod H. R. (SVP)
Company Secretary & Finance
Balakrishnan V. (SVP)
Education & Research
Ravindra M. P. (VP)
Human Resources Development
Bikramjit Maitra (VP)
Infrastructure & Security
Col. Krishna C. V. (VP)
Infosys Leadership Institute
K. G. Ramachandran (SVP)
Corporate Planning & Business Assurance
Sanjay Purohit (AVP)

Corporate organization structure – Infosys Technologies Ltd.

Legend		Designations	
ECU	: Enterprise Capability Unit	AVP	: Associate Vice President
IBU	: Integrated Business Unit	CEO	: Chief Executive Officer
SETLabs	: Software Engineering and Technology Labs	CFO	: Chief Financial Officer
		COO	: Chief Operating Officer
		SVP	: Senior Vice President
		VP	: Vice President

Effective March 31, 2006

Infosys Group

Members of the Board Progeon Limited	Members of the Board Infosys Technologies (Australia) Pty. Limited	Members of the Board Infosys Technologies (Shanghai) Company Limited	Members of the Board Infosys Consulting, Inc.
T. V. Mohandas Pai *(Chairperson)*	K. Dinesh *(Chairperson)*	S. D. Shibulal *(Chairperson)*	S. Gopalakrishnan *(Chairperson)*
Amitabh Chaudhry *(CEO & MD)*	Gary Ebeyan *(CEO & MD)*	James Lin *(CEO & MD)*	Stephen Pratt *(CEO & MD)*
S. D. Shibulal *(Director)*	Armen Kocharyan *(Director)*	N. R. Narayana Murthy *(Director)*	N. R. Narayana Murthy *(Director)*
Jayanth R. Varma *(Independent Director)*	Srinath Batni *(Director)*	T. V. Mohandas Pai *(Director)*	Paul Cole *(Director)*
Sridar A. Iyengar *(Independent Director)*	V. Balakrishnan *(Director)*	Srinath Batni *(Director)*	S. D. Shibulal *(Director)*
B. G. Srinivas *(Director)*	V. Sriram *(Director)*	V. Sriram *(Director)*	V. Balakrishnan *(Director)*
Eric S. Paternoster *(Director)*	Subhash Dhar *(Director)*	T. P. Prasad *(Director)*	Ashok Vemuri *(Director)*
	Pravin Rao U. B. *(Director)*		Chandra Shekar Kakal *(Director)*

Effective March 31, 2006

Infosys Foundation

At Infosys, the distribution of wealth is as important as its legal and ethical creation. Our strong sense of social responsibility defines us and is an important part of our value system.

The Infosys Foundation works extensively in the areas of healthcare, education, rural upliftment and the arts, to support the under-privileged and enrich their lives. The Foundation also steps in and contributes in times of natural disasters.

The grants made by us to the Foundation during the year aggregated Rs. 13.25 crore, compared to Rs. 15.00 crore in the previous year.

The grants made by us to the Foundation during the last five years are given below:

in Rs. crore

Fiscal	Grants
2006	13.25
2005	15.00
2004	12.00
2003	5.53
2002	3.75

The following include some of the projects undertaken by the Foundation over the past five years:

Healthcare

- Constructed a pediatric hospital at Capitol Hospital in Bhubaneswar, which caters to poor patients. A CT-Scan machine was also donated to the hospital
- Purchased a high-energy linear accelerator unit for the treatment of cancer patients at Chennai Cancer Institute in Tamil Nadu.
- Constructed a *dharmashala* for poor patients at Kidwai Cancer Institute in Bangalore
- Donated ambulances to medical centers and hospitals at Kanchipuram in Tamil Nadu, South Canara in Karnataka, Chandrashekarpur and Bhubaneswar in Orissa
- Completed the installation of office management software at KEM Hospital, Mumbai. This has enabled the hospital to manage store requirements, as well as publish hospital papers and other information on the Internet
- Added blocks to Swami Sivananda Centenary Charitable Hospital at Tirunelveli in Tamil Nadu and Bangalore Diabetic Hospital
- Donated incubators, air conditioner units, neonatal resuscitation equipment and refrigerators to the Bowring Hospital, Bangalore
- Completed the construction of Infosys Super-specialty Hospital on Sassoon Hospital premises in Pune. This hospital will cater to poor patients
- Distributed free insulin to patients suffering from juvenile diabetes
- Air conditioned the burns ward of the Victoria Hospital in Bangalore
- Purchased various life-saving surgical equipment for the Bellary Medical Institute in Karnataka
- Conducted eye camps in rural areas and provided equipment for the same
- Built an eye hospital in Bihar
- Construction of the central pathology lab, at the Victoria Hospital in Bangalore, is currently underway
- Construction of a pediatric hospital in Hyderabad is in progress.
- Construction of an OPD in Jammu, for children affected by terrorist attacks, in currently underway

Initiatives for the rural poor and underprivileged

- Constructed orphanages in rural areas of Tamil Nadu, Orissa, Maharashtra and Andhra Pradesh to provide shelter to children of local communities
- Established counseling centers for the rehabilitation of devadasi women in North Karnataka
- Worked with the Red Cross Society, Bangalore, to supply aid equipment to physically-challenged people in rural areas and economically weaker sections of Karnataka

Education

- Donated books to 15,000 libraries in Kerala, Andhra Pradesh, Karnataka and Orissa under A Library for Every Rural School project
- Purchased an index Braille printer for the Sharada Devi Andhara Vikasa Kendra in Shimoga, Karnataka
- Donated towards the mid-day meal program of the Akshaya Patra Foundation, Bangalore, for children in North Karnataka government schools which currently feed 82,000 children everyday
- Constructed hostel buildings for under-privileged students at Ramakrishna Mission centers in Tamil Nadu, Orissa, Maharashtra and Andhra Pradesh.
- Made donations towards computer centers in rural areas of Karnataka
- Helped the Bangalore Association for Science maintain and develop the planetarium in Bangalore
- Facilitated the education of slum children in Maharashtra, Tamil Nadu and Orissa through various organizations
- Renovated the Gandhinagar, Kottara St. Peter's School and Kapikad Zilla Panchayat schools in Mangalore, Karnataka
- Worked with Prerna, an NGO in Raichur, to distribute scholarships to several poor deserving students, in the drought-hit area of rural Karnataka
- Awarded scholarships to 1,700 meritorious students, amounting to approximately Rs. 1.00 crore per year
- Constructed toilets in rural schools
- Conducted teachers' training programs for three years in Karnataka.
- Conducted a program for physics teachers all over India
- Instituted awards for Olympiad medal winners

Arts and culture

- Helped revive the art of the weavers of Pochampalli village in Andhra Pradesh.
- Helped organize cultural programs to promote artistes and artisans in rural areas of Karnataka and Andhra Pradesh.
- Traced and honored artistes from different parts of India.
- Honored writers and stage artists.

Others

- Distributed food and clothes in tsunami-affected areas of Tamil Nadu. Donated survival kits with essential supplies and medicine to six villages in the state and clothes in parts of tsunami-hit Andaman Islands and Sri Lanka.
- Constructed three veterinary hospitals in rural Karnataka.
- Donated towards the renovation of the Sabarmati Ashram Preservation and Memorial Trust.
- Donated to CUPA, to enable it to purchase fodder for animals in drought-affected areas.

Report on environment, health and safety

During the year, Infosys continued to work toward excellence in environment, health and safety. The focus was on strengthening existing systems and seeking ways in which to introduce new measures.

Employees at all levels remained committed to meeting the set goals and objectives in terms of environmental, health and safety management.

Infosys EHS Policy

"Infosys as a corporate citizen is committed to demonstrating a high standard of environmental protection, sharing of best practices and provision of a safe and healthy workplace. To achieve this, we shall work toward:

- Conservation of resources
- Prevention of pollution
- Adherence to all applicable legislations
- Prevention of accidents and occupational injuries at work

We shall work with various stakeholders toward continual improvement of our Environmental Management System.

We shall meet mandated safety requirements as a minimum and strive to go beyond regulatory limitations to become a leader in environment, health and safety management."

The Ozone initiative

The "Ozone Initiative", our Environmental Management System (EMS) was subject to third party surveillance audits this year with sample audits at our development centers located at Bangalore, Chennai, Mangalore and Pune and was found to conform to the EMS Standard ISO 14001:2004.

The Ozone initiative helps us to comply fully with all legal requirements and meet or exceed these expectations wherever we operate in the world. It helps provide a secure working environment to protect our employees, assets and operations against all risks of injury, loss or damage, from natural calamities and hostile acts.

The initiative also strives to keep employees, contractors and others well informed, trained and committed to our EHS process.

Objectives and targets

Documented environmental objectives and targets are established and maintained at each relevant function and level within the campus.

Conservation of energy

We grew from 36,750 employees to 52,715 employees during the year. We also added 2.1 million sq. ft. of space during the year. The enhanced operations have increased energy consumption by 34% over the last year. Good operational controls, adoption of best practices, energy audits and use of energy efficient systems have resulted in high levels of energy efficiency.

87% of our energy requirements is obtained from the state grid and the remaining 13% is provided from our own captive generation units.

Best practices adopted for energy efficiency

We have always looked for best practices to adopt in our efforts to be energy efficient. Some of the initiatives that we took up during the year include:

- Usage of power stabilizers to improve and supply consistent voltage
- Tapping of power from LT cables is restricted to a distance of 200 meters from our substations, to reduce voltage drops
- Usage of tuned harmonic filters
- Dimmers in classrooms and conference halls
- Thermostats used to control the 'preset' temperatures in air conditioners
- Chillers installed above buildings to reduce circulation losses and to improve cooling effect
- Solar water heating system for on-campus accommodation. This has on an average resulted in energy savings of 23,13,300 units of electricity on an annual basis

At the construction stage, the following measures are adopted to make buildings more energy efficient:

- Double glazing with argon gas in between two glass slabs, to reduce heat ingress into buildings
- Glazing reduced in areas of direct sunlight

Reducing greenhouse gases

Despite the need for space on our campuses, we have continued to dedicate over 30% of our area for landscaping. More trees have been planted at each campus and it is believed that this green cover enables sequestration of a large portion of the greenhouse gases, emitted by our captive power generating systems.

Conservation of paper

Conservation of resources is the cornerstone of our EMS. Consumption of raw material is at a minimum at Infosys. Paper consumption increased in absolute terms by 36%, during the year, due to the increase in employee strength.

Water management

Water is diligently used on all our campuses. Though water consumption increased by 42% in absolute terms, this was due to the expansion of working space and increase in employee strength over the last year. Consumption on a per capita basis remained the same during the year.

Waste water, resulting from usage within each of our campuses, is treated and recycled in our own sewage treatment plants. All recycled water is used for landscape maintenance within the campus. Effective use of recycled water has resulted in the company reducing the quantity of fresh water intake.

Treated and dried sludge from the sewage treatment plants is used as manure in our gardens.

Waste management

A focused approach to waste management has resulted in better disposal systems. We have worked on strengthening the process for effective e-waste disposal. Best practices in waste management at Infosys include:

- Waste segregation at source
- Food waste from kitchens is converted into compost using vermiculture pits
- Food waste from our food courts is sent to nearby piggeries
- Plastic waste is sold to bona fide recyclers
- Paper waste is recycled externally by approved recyclers, and reused as note pads
- Hazardous waste such as DG oil, batteries, etc., are given only to PCB-approved agencies
- Bio-medical waste is sent to incinerators or disposed safely
- Sludge from sewage treatment plants is dried and used as manure
- Scrap is sold to authorized scrap dealers
- Suppliers are engaged in discussions to eliminate the use of non bio-degradable packing material such as thermocol. We have urged all our suppliers to use more environment-friendly packing material.

Health and safety

Our health and safety journey has commenced and will lead us to OSHAS 18000 certification during 2006. Employees are expected to report workplace hazards and incidents to the concerned officials and contribute to finding and implementing solutions. Employees are prohibited from reporting to work under the influence of illegal drugs and other substances.

The work environment is monitored and measured on a continual basis, to check chemical content and pollution levels.

- Numerous laboratory tests were conducted on drinking water samples across campuses during the year
- 86 tests were conducted to check the quality of recycled water
- 85 tests were conducted to test the air quality

Occupational injuries and illnesses

We strive to eliminate accidents on campuses. Employees are encouraged to report "near misses" and incidents. Incidents are investigated and analyzed to prevent reoccurrence and improve our facilities. Our investigations focus on root causes and system failures. Suitable corrective action and preventive measures are then taken to reduce future injuries and losses.

Wellness at Infosys

The health clubs at all Infosys campuses have seen a steady rise in attendance during the year. More and more employees are using the world-class facilities to stay fit. 6,440 employees became members of Infosys' health clubs during the year. Gymnasiums have been expanded in line with our growth. A second gymnasium was opened at the Bangalore campus during the year. A bowling alley was added at the Employee Care Center at Mysore. Regular sessions on aerobics and yoga are conducted by professionals at all the health clubs.

Physiotherapists have been appointed at many of the health clubs to treat ergonomics-related complaints such as lumbar and cervical spondylitis, eye fatigue, carpal tunnel syndrome, thoracic outlet syndrome, forward head posture, etc. Frequent awareness sessions are conducted on ergonomics.

The company's HALE initiative

The HALE (Health Assessment & Life Enrichment) initiative continued to serve the employees during the year. Some of the initiatives are mentioned below:

Health Week

A health week was conducted at all campuses during the year. The table below is an indication of employee participation.

Event	Details	Participation
Health check-ups	Health checks, eye camps and dental checks	7,000
Health lectures	On stress management, ergonomics, cardiology, etc.	1,600
Inter DC competitions	Health quiz and crossword puzzles	8,000
Health consultations	Nutrition, RSI, diabetes, women's health	1,800

Nutrition program

The program focused on the eating habits of employees and suggesting appropriate diets. The program covered around 1000 employees and helped them to make smart choices about food and how to find the right balance.

Workshops on ergonomics

Workshops to educate employees on computer related injuries and RSI were held through the year. Special focus was provided on posture training and exercises for the neck and spine. 15 Ergonomics sessions have been conducted and 282 people have attended and gained from this course.

Safety week, awareness campaign

This intervention was a proactive response to the increasing trend of road accidents among employees. The campaign highlighted valuable safety precautions and measures to improve road and personal safety.

Annual health check up for contractual employees

The company introduced a policy to provide health checks for its contractual employees. Bi-annual health checks have been made mandatory for all those who work in the campus food outlets. A group medical insurance plan is in place as well. This year over 1,200 contractual employees have undergone the annual health checks.

Campus design and infrastructure development

New buildings and modifications to existing facilities are designed, constructed and commissioned by professionals, to enable a secure, healthy and environmentally-sound performance throughout their operational life.

Regulatory requirements are always met or exceeded. Our quality assurance and inspection systems ensure that facilities meet design and procurement specifications and that construction is in accordance with approved standards.

All changes, whether temporary or permanent, are evaluated and managed to ensure that health, safety and environmental risks arising from these changes remain at an acceptable level.

In accordance with the recent legislation introduced by the Ministry of Environment and Forests, the company has commenced environmental impact assessments for its expansion plans at Mysore, Bangalore, Mangalore, Hyderabad, Chennai, Bhubaneswar, Pune and Chandigarh. Applications have been filed with respect to Mysore, Hyderabad, Pune, Bhubaneswar, Chandigarh and Chennai.

Management review

The EHS system, plans for process improvement, prevention of non-conformance, introduction of new tools, technologies, and new processes / major process changes are reviewed by a steering committee once every six months, to examine their suitability and effectiveness in achieving objectives and targets in line with the EHS policy.

The reviews shall also address the provision of necessary management support, besides adequacy of resources and funding. Such reviews and decisions are recorded.

The EHS policy is reviewed annually for its applicability to the current business scenario. The action items from the management review are recorded and followed up to closure. Inputs to the review include:

- Progress on objectives and targets
- Analysis of internal and external feedback / complaints, if any
- Status of the Environmental Management Program
- Status of pilot efforts toward environmental conservation
- Summary of audits
- Status on legal compliance
- Accidents and incidents in the workplace

Information and documentation

The EHS process is documented as per ISO 14001 guidelines. All information pertaining to this initiative is available, and responsibilities clearly defined. Applicable regulations, permits and standards are identified and pertinent records are maintained.

Assessment, audits and improvement

Internal environmental audits are planned and implemented to monitor whether the environmental activities and related results comply with the planned arrangements. They are meant to determine the effectiveness of the Environmental Management System of Infosys and to ensure the existence of a suitable working environment.

During the year, 15 employees were trained as EMS Lead Auditors according to ISO 14001 standards. The company now has 35 ISO 14001 Lead Auditors. The EMS has been subject to 28 days of audits during the year to check compliance.

Two employees were trained as Lead Auditors and implementers for OHSAS 18000, the health and safety standard.

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Financial statements (unaudited) prepared in substantial compliance with GAAP requirements of various countries and International Financial Reporting Standards and reports of substantial compliance with the respective corporate governance standards

Over the past decades, the technology and information revolutions have fundamentally transformed economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest in. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

As an investor-friendly company, committed to the highest standards of disclosure, we have been voluntarily providing unaudited financial statements prepared in substantial compliance with the GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom, besides those of the US and India (which information appears separately elsewhere).

Last year, Australia, France, Germany and the United Kingdom adopted the International Financial Reporting Standards (IFRS). From this year, we are presenting the financial statements for these countries prepared in substantial compliance with IFRS. We are also presenting, in US Dollars, financial statements prepared in substantial compliance with IFRS. Since there is an ongoing convergence project between US GAAP and IFRS, the IFRS information presented in this Annual Report has been reconciled to our US GAAP information. Financial information presented in Japanese in this Annual Report has been translated from our US GAAP financial information. The information will be included in the Securities Report to be filed with the Ministry of Finance, Japan. Canadian GAAP financial statements have been prepared on the same basis as earlier years and are reconciled to our Indian GAAP financial information.

Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on substantial compliance with these standards in the respective national languages of these countries.

The unaudited consolidated income statements and balance sheets have been prepared by converting the various financial parameters, reported in our income statement into the respective currencies of the above countries. In addition, appropriate adjustments have been made for differences, if any, in accounting principles, and in formats, between India, United States, these countries and IFRS.

The financial information provided in this section is unaudited. Financial information prepared in substantial compliance with the GAAP requirements of countries and IFRS may not meet all the regulatory requirements to be characterized as financial statements prepared in explicit and unreserved compliance with such requirements. The statements on compliance or substantial compliance with corporate governance standards of various countries may not meet all the relevant regulatory requirements to be characterized as statements of explicit and unreserved compliance with corporate governance requirements. The financial information provided in this section does not contain sufficient information to allow full understanding of our results or our state of affairs. In the event of a conflict in interpretation, the "Audited Indian GAAP financial statements" section and the "Corporate governance report" of the Annual Report should be considered. We caution investors that these reports are provided only as additional information to our global investors. Using such reports for predicting our future, or of any other company, is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these corporate governance reports, financial statements or data.

Corporate governance report – Australia, Canada, France, Germany, Japan and the United Kingdom

Australia

"Corporate governance is the system by which companies are directed and managed."

– ASX Corporate Governance Council – Principles of good corporate governance and best practices recommendations

The Australian Stock Exchange (ASX) Corporate Governance Council was formed on August 15, 2002 to develop and deliver an industry-wide, supportable framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The council published its "principles of good corporate governance and best practice recommendations" in March 2003. The corporate governance principles and recommendations of the council are not mandatory, but Australian listed entities must disclose those principles that are not complied with and the reasons for non-compliance.

The council proposed 10 core principles which it believes underlie good corporate governance. We comply substantially with all recommendations made by the council, except the following :

1. *Recommendation 2.2 – The Chairperson should be an independent director –* The chairman of the board is an executive director. The board of the company consists of seven executive directors and eight independent directors. The audit committee, nominations committee and the compensation committee consist of independent directors only.
2. *Recommendation 5.1 – Ensure compliance with ASX listing rule disclosure requirements –* We are not listed on the Australian Stock Exchange. However, we have established necessary policies and procedures to ensure that announcements are made in a timely manner, are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

Canada

"Good disclosure about your corporate governance practices gives investors a solid understanding of how decisions are made that may affect their investment."

– Corporate governance : A guide to good disclosure, issued by Toronto Stock Exchange.

In December 2003, The Toronto Stock Exchange (TSX) issued guidelines which would help issuers prepare meaningful disclosure that complies with its requirements. TSX only requires companies to explain their practices, and not to adopt the practices in the guidelines. These guidelines were updated in January 2006.

We comply substantially with all recommendations. The necessary disclosures on various recommendations are provided elsewhere in the report. In addition, the following disclosures are made for specific guidelines issued by TSX.

1. *Guideline 5 – Assessing the board's effectiveness –* The compensation committee of the board consists of independent directors. The compensation committee reviews the performance of all the executive directors on a quarterly basis based on detailed performance parameters set for each of the executive directors at the beginning of the year, in consultation with the CEO of the company. The performance of the independent directors is reviewed by the full board, on a regular basis. The nominations committee recommends size and composition of the board and its committees, establishes procedures for the nomination process, and recommends candidates for election to the board and its committees.

France

Le gouvernement d'entreprise des sociétés cotées - Octobre 2003

Les principes de gouvernement d'entreprise des sociétés cotées sont issus des rapports VIENOT de juillet 1995 et de juillet 1999 ainsi que du rapport BOUTON de septembre 2002. Cet ensemble de recommandations a été élaboré par des groupes de travail réunissant des présidents de sociétés cotées françaises, à la demande de l'Association Française des Entreprises Privées (AFEP) et du Mouvement des Entreprises de France (MEDEF). Cette "consolidation" des travaux menés par des présidents des grandes sociétés françaises constitue une réponse à la communication de la Commission européenne sur le gouvernement d'entreprise et le droit des sociétés, qui préconise que chaque Etat membre désigne un code de référence auquel les entreprises devront se conformer ou expliquer en quoi leurs pratiques en diffèrent et pour quelles raisons.

Ce rapport avait fait plusieurs recommandations. Notre société se conforme sensiblement à toutes ces recommandations, à l'exception des points suivants :

1. *Recommandation 7 – La représentation de catégories spécifiques –* Actuellement, les salariés, les actionnaires minoritaires, ou autres catégories d'intérêts spécifiques, ne sont pas représentés au conseil d'administration. A ce jour, le conseil d'administration d'INFOSYS est composé de 15 administrateurs, dont 8 administrateurs indépendants.
2. *Recommandation 12 – La durée des fonctions des administrateurs –* Conformément aux lois existantes en Inde, les mandats d'un tiers des administrateurs expirent à chaque assemblée générale annuelle. Cependant, le mandat de ces administrateurs peut être renouvelé sur proposition du comité de nominations et du conseil d'administration.
3. Le nombre des actions détenues par les administrateurs proposés pour un renouvellement de mandat figure dans le rapport annuel, mais n'est pas mentionné dans l'avis de convocation adressé aux actionnaires.
4. Le rapport annuel est envoyé à l'ensemble des actionnaires 21 jours avant la date de l'assemblée générale annuelle.
5. *Recommandation 15.3 – Information sur les rémunérations des mandataires sociaux –* La rémunération des mandataires sociaux est fourni dans une autre partie du rapport. Cependant, la société ne fournit pas, actuellement, de détails concernant la politique de détermination des rémunérations des mandataires sociaux, et les principes déterminants les différents composants de leurs salaires.

Germany

(deutscher Corporate Governance Kodex in der Fassung vom 21. Mai 2005)

Der deutsche Corporate Governance Kodex repräsentiert ein Regelungswerk für Vorstände und Aufsichtsrat von in Deutschland börsennotierten Gesellschaften. Die Regeln haben zum Ziel das deutsche Corporate Governance System transparenter und verständlicher zu machen. Zweck ist, für das Vertrauen der internationalen und nationalen Investoren, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Vorstände und Aufsichtsräte börsennotierter Unternehmen zu werben.

Dieser Bericht hat einige Empfehlungen ausgesprochen. Ihr Unternehmen wendet die Empfehlungen der Regierungskommission im Wesentlichen mit folgenden Ausnahmen an:

1. Empfehlungen zu 3. Zusammenwirken von Vorstand und Aufsichtrsta, 4. Vorstand und 5. Aufsichtsrat - Das duale System der Unternehmensorgane - Das Unternehmen hat ein einstufiges Verwaltungsorgan welches sowohl mit unternehmerischen Befugnissen als auch der Befugnis zur Überwachung ausgestattet ist. Zur Zeit besteht das Organ aus 15 unabhängigen Direktoren davon 7 leitende und 8 nicht-leitende Angestellte. Das Unternehmensorgan ist ausschließlich mit unabhängigen Direktoren besetzt.
2. Empfehlung 6.2 - Veröffentlichung von Erwerben und Veräußerungen von wesentlichen Anteilen am Unternehmen - Entsprechend der Übernahmeregelungen der Securities and Exchange Board of India (SEBI), sollen Anteilseigner die mehr als 5% am Eigenkapital der Gesellschaft halten, das Unternehmen informieren sobald die Grenze erreicht ist. Nach Erhalt dieser Information hat die Gesellschaft umgehend die Börse zu unterrichten, an der sie gelistet ist.

United Kingdom

The combined code on corporate governance supersedes and replaces the Combined Code issued by the Hampel Committee on Corporate Governance in June 1998. It is derived from a review of the role and effectiveness of non-executive directors by Mr. Derek Higgs and a review of audit committees by a group led by Sir Robert Smith. This new Code applies for reporting years beginning on or after November 1, 2003.

We substantially comply with all recommendations of the combined code except for the following:

1. *Code A2.2 – A chief executive should not go on to become chairman of the same company* – N. R. Narayana Murthy is the Chairman and Chief Mentor of the company, at present. He was the Chief Executive Officer of the company till March 31, 2002.
2. *Code D1 – Dialogue with institutional investors* – We have in place a communication policy addressed to the needs of all investors. We communicate to investors through various forums, both our long-term and short-term plans and strategies. As a policy, we do not differentiate between small and large investors. Non-executive directors do not meet with large investors as required under the code.
3. *Code D2.1 – Voting in shareholders meetings* – Under Indian law, voting on a resolution in the annual general meeting is by show of hands, unless a poll is demanded by a member or members present in person or by proxy, holding at least one-tenth of the total shares entitled to vote on the resolution, or by those holding an aggregate paid up capital of at least Rs. 50,000. However, as an informal mechanism, we use the postal ballot procedure for all the resolutions to be passed by the members and announce the results of the poll, before the formal procedure for passing a resolution by members in the meeting.

Japan

日本

日本でコーポレート・ガバナンスについて議論されてきた問題のいくつかについては、日本の法令（会社支配の構造や手続については会社法、コーポレート・ガバナンスの状況の開示については証券取引法および開示に関する内閣府令等）が対処している。証券取引法および関係内閣府令は、インフォシス・テクノロジー・リミテッドのような日本における継続開示会社に対して、コーポレート・ガバナンスの状況（例えば、会社の機関の内容、内部統制システムの整備の状況、リスク管理体制の整備の状況、役員報酬の内容、監査報酬の内容、内部監査の組織および手続等）の開示を求めている。当社は、本年次報告書においてこの情報を開示している。

Financial statements prepared in substantial compliance with Australian Equivalents to International Financial Reporting Standards (A-IFRS)

Consolidated balance sheet of Infosys Technologies Limited as at March 31, (unaudited)

Australian Dollars (AUD) in Millions except share and per share data

	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	1,241	531
Investments in liquid mutual fund units	237	360
Trade accounts receivable, net of allowances	504	392
Unbilled revenue	67	41
Prepaid expenses and other current assets	56	45
Total current assets	2,105	1,369
Property, plant and equipment, net	685	455
Goodwill	11	10
Deferred tax assets	20	13
Advance income taxes	25	–
Other assets	38	34
Total Assets	2,884	1,881
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$4	$1
Income taxes payable	–	30
Client deposits	3	9
Unearned revenue	61	26
Other accrued liabilities	223	160
Total current liabilities	291	226
Non-current liabilities		
Preferred stock of subsidiary	–	27
Other non-current liabilities	7	6
Parent company stockholders' equity		
Common stock, AUD 0.22 par value 300,000,000 equity shares authorized, Issued and outstanding – 275,554,980 and 270,570,549 as of March 31, 2006 and 2005 respectively	43	40
Additional paid-in capital	597	361
Accumulated other comprehensive income	14	43
Retained earnings	1,911	1,178
Total parent company stockholders' equity	2,565	1,622
Minority interests	21	–
Total Liabilities And Stockholders' Equity	2,884	1,881

Financial statements prepared in substantial compliance with Australian Equivalents to International Financial Reporting Standards (A-IFRS)

Consolidated income statement of Infosys Technologies Limited for the year ended March 31, (unaudited)

AUD in millions except share and per share data

	2006	2005
Revenues	2,865	2,147
Cost of revenues	1,661	1,225
Gross profit	1,204	922
Operating Expenses:		
Selling and marketing expenses	182	140
General and administrative expenses	230	173
Amortization of intangible assets	–	3
Total operating expenses	412	316
Operating income	792	606
Gain on sale of long term investment	–	15
Foreign currency exchange gains/(losses),net	(24)	(3)
Other income, net	65	35
Income before income taxes	833	653
Provision for income taxes	93	97
Net income	740	556
Net income attributable to minority interest	7	–
Net income attributable to shareholders of parent company	733	556
Earnings per equity share (AUD)		
Basic	2.70	2.08
Diluted	2.62	2.03
Weighted average equity shares used in computing earnings per equity share		
Basic	271,580,111	266,901,033
Diluted	279,413,910	274,064,410

Note:

1. The functional currency of the company is the Indian Rupee. These financial statements have been prepared by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Accumulated other comprehensive income.

2. Exchange rates (1 AUD =)

Exchange rates (1 AUD =)	2006	2005
Average	Rs. 33.21	Rs. 33.27
Closing	Rs. 31.87	Rs. 33.71

3. Reconciliation between US GAAP and A-IFRS statements

AUD in millions

	2006	2005
Net income as per US GAAP financial statements	739	565
Stock compensation charge using fair value method for grants after November 7, 2002	(6)	(9)
Net income attributable to shareholders of parent company as per A-IFRS	733	556

Financial information prepared in substantial compliance with GAAP requirements of Canada

Consolidated balance sheet (unaudited) as at March 31,

Canadian dollars (CAD) in millions except share and per share data

	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	1,059	516
Accounts receivable	422	368
Pre-paid expenses and other assets	123	33
	1,604	917
Property, plant and equipment	584	438
Investments	198	337
Future income taxes	17	12
Other assets	8	16
	2,411	1,720
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	3	1
Accrued liabilities	510	206
Advances received from clients	2	8
Unearned revenue	51	25
	566	240
Minority interests	18	–
	584	240
Preferred shares issued by subsidiary	–	26
Share capital		
Common shares – 275,554,980 outstanding (2005 - 270,570,549 outstanding)	42	41
Additional paid-in capital	470	284
Accumulated foreign currency translation adjustment	(286)	(191)
Retained earnings	1,601	1,320
	2,411	1,720

Financial information prepared in substantial compliance with GAAP requirements of Canada

Consolidated statement of earnings and retained earnings (unaudited)

CAD in millions except share and per share data

Year ended March 31,	2006	2005
Sales	2,558	2,019
Cost of sales	1,479	1,147
Gross margin	1,079	872
Expenses		
Selling, general and administration expenses	366	292
Income from operations	713	580
Interest and other income	37	48
Earnings before income taxes	750	628
Provision for income taxes	84	92
Net earnings before minority interests	666	536
Minority interests	(6)	–
Net earnings after minority interests	660	536
Cash dividend declared	379	101
	281	435
Retained earnings, beginning of the year	1,320	914
Capitalization of profits	–	(29)
Retained earnings, end of the year	1,601	1,320
EARNINGS PER SHARE (CAD)		
Net earnings		
Basic	2.43	2.01
Fully diluted	2.37	1.96
Weighted average number of shares		
Basic	271,580,111	266,901,033
Fully diluted	278,983,893	273,590,413

Note :

1. The functional currency of the company is the Indian Rupee. These financial statements have been prepared by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under accumulated foreign currency translation adjustment.

2.

Exchange rate (1 CAD =)	2006	2005
Average	Rs. 37.22	Rs. 35.32
Closing	Rs. 38.11	Rs. 35.95

3. Reconciliation between Indian GAAP and the Canadian GAAP statements:

CAD in millions

	2006	2005
Net income as per Indian GAAP in Canadian dollars	660	536
Net earnings as per Canadian GAAP	660	536

Etats financiers préparés en conformité avec les IFRS (International Financial Reporting Standards) – France

Compte de résultat consolidé non audité d'Infosys Technologies Ltd pour les exercices clos les 31 mars

en millions d'Euros, sauf résultat par action

	2006	2005
ACTIFS		
Actifs courants		
Trésorerie et équivalents de trésorerie	732	316
Valeurs mobilières de placement	140	215
Créances clients nettes de provisions	297	234
Clients, factures à établir	40	25
Charges constatees d'avance et autres creances diverses	33	27
Total actifs courants	1,242	817
Immobilisations corporelles nettes	405	272
Ecart d'acquisition	7	6
Impôts différés	12	8
Impots acomptes verses	15	-
Autres actifs	22	20
Total Actifs	1,703	1,123
PASSIF ET CAPITAUX PROPRES		
Passifs courants		
Fournisseurs	2	1
Impots et taxes	–	18
Avances et comptes reçus sur commandes	2	5
Produits constatés d'avance	36	15
Autres charges à payer	132	96
Total passifs courants	172	135
Passifs non courants		
Actions privilégiées convertibles émises par une filiale	–	16
Autres passifs non courants	4	4
Capitaux Propres part du groupe		
Capital social	26	24
Prime d'émission (de fusion, d'apport)	353	215
Autre ajustement provenant du compte de resultat	8	27
Reserves	1,128	702
Total capitaux propres part du groupe	1,515	968
Interêts minoritaires	12	–
Total Passif et Capitaux propres	1,703	1,123

Etats financiers préparés en conformité avec les IFRS (International Financial Reporting Standards) – France

en millions d'Euros, sauf résultat par action

	2006	2005
Chiffre d'affaires	1,771	1,259
Coût de revient des ventes	1,027	718
Marge brute	744	541
Charges d'exploitation		
Frais commerciaux	113	82
Frais administratifs	142	101
Amortissement des immobilisations incorporelles	–	2
Total charges d'exploitation	255	185
Résultat d'exploitation	489	356
Produit de cession de participation	–	9
Perte ou gain de change ,net	(15)	(2)
Autre revenu, net	40	21
Résultat avant impôt	514	384
Charge d'impôt sur le résultat	58	57
Résultat	456	327
Intérêts minoritaires	4	–
Résultat net part du groupe	452	327
Résultat par action (Euros)		
De base	1.66	1.22
Dilué	1.62	1.19
Nombre d'actions moyen pondéré utilisé pour le calcul du résultat par action		
De base	271,580,111	266,901,033
Dilué	279,413,910	274,064,410

Note :

1. Les états financiers de la société ont été établis en roupies indiennes, la devise fonctionnelle. Ces états financiers ont été établis en convertissant les produits et charges au cours moyen de l'exercice. L'actif courant, le passif courant, les immobilisations et les emprunts à long terme ont été convertis au taux de fin d'année. Les capitaux propres ont été convertis à un taux moyen pendant l'année. L'écart de conversion est inclus dans les capitaux propres.

2.

Taux de change (1Euro =)	2006	2005
Moyen	Rs. 53.72	Rs. 56.76
Clôture	Rs. 53.99	Rs. 56.52

3. Réconciliation entre US GAAP et états financiers IFRS

en millions d'Euros

	2006	2005
Résultat net des états financiers en US GAAP	457	331
Charge liée aux stock options accordées après le 7 novembre 2002	(5)	(4)
Résultat net des états financiers en IFRS	452	327

Abschluss erarbeitet in wesentlicher Übereinstimmung mit den International Financial Reporting Standards (IFRS)-Deutschland

Millionen Euro, außer Aktien und je Aktie Daten

	2006	2005
AKTIVA		
Kurzfristige Vermögenswerte		
Zahlungsmittel und Zahlungsmitteläquivalente	732	316
Investitionen in liquide wechselseitige Fonds	140	215
Forderungen aus Lieferungen und Leistungen	297	234
Forderungen aus Fertigungsaufträgen	40	25
Vorauszahlungen und sonstige Vermögenswerte	33	27
Kurzfristige Vermögenswerte insgesamt	1,242	817
Sachanlagen	405	272
Geschäfts- und Firmenwert	7	6
Latente Steuern	12	8
Vorausgezahlte Steuern	15	–
Sonstige Vermögenswerte	22	20
Summe Aktiva	1,703	1,123
PASSIVA; Schulden und Eigenkapital		
Kurzfristige Schulden		
Verbindlichkeiten aus Lieferungen und Leistungen	2	1
Steuerverbindlichkeiten	–	18
Kunden Deposita	2	5
Verbindlichkeiten aus Fertigungsaufträgen	36	15
Sonstige Verbindlichkeiten/Rückstellungen	132	96
Kurzfristige Verbindlichkeiten insgesamt	172	135
Langfristige Schulden		
Vorzugsaktien bei Tochtergesellschaft	–	16
Sonstige langfristige Schulden	4	4
Eigenkapital der Muttergesellschaft		
Gezeichnetes Kapital, 300,000,000 Aktien je 0.13 genehmigt, zum 31. März 2006 270,570,549 (i.V). 275,554,980) ausgegeben und im Umlauf befindlich	26	24
Kapitalrücklage	353	215
Sonstige Rücklagen (Other comprehensive Income)	8	27
Bilanzgewinn	1,128	702
Eigenkapital der Muttergesellschaft insgesamt	1,515	968
Minderheitenanteile	12	–
Summe Schulden und Eigenkapital	1,703	1,123

Abschluss erarbeitet in wesentlicher Übereinstimmung mit den International Financial Reporting Standards (IFRS)-Deutschland

Konzern-Gewinn- und Verlustrechnung der Infosys Technologies Limited für die Zeit vom 1. April 2005 bis zum 31. März 2006

Millionen Euro, außer Aktien und je Aktie Daten

	2006	2005
Umsatzerlöse	1,771	1,259
Umsatzkosten	1,027	718
Bruttoergebnis vom Umsatz	744	541
Operative Aufwendungen:		
Vertriebskosten	113	82
Allgemeine Verwaltungskosten	142	101
Abschreibungen auf immaterielle Vermögenswerte	–	2
Operative Aufwendungen insgesamt	255	185
Operatives Ergebnis	489	356
Gewinn bei Verkauf von Finanzanlagen/langfristige Vermögenswerte	–	9
Währungsumrechnungsgewinne (Verluste), netto	(15)	(2)
Sonstiges betriebliches Einkommen, netto	40	21
Ergebnis vor Steuern und Minderheiten	514	384
Steuern von Einkommen und Ertrag	58	57
Periodenergebnis	456	327
Ergebnis der Minderheiten	4	–
Ergebnis der Aktionäre	452	327
Ergebnis je Aktie (Euros)		
Unverwässert	1.66	1.22
Verwässert	1.62	1.19
Gewichtete Durchschnittliche Anzahl Aktien für die Berechnung der Ergebnisse je Aktie		
Unverwässert	271,580,111	266,901,033
Verwässert	279,413,910	274,064,410

Anmerkungen:

1. Umrechnung von Auslandswährungen

   Der Abschluss (Bilanz sowie Gewinn- und Verlustrechnung) wird in der Berichtswährung der indischen Rupie erstellt, die funktionale Währung. Der vorliegende und in Euro dargestellte Abschluss wurde erstellt durch die Umrechnung der Erträge und Aufwendungen zum Jahresdurchschnittskurs; Umlaufvermögen, kurzfristigen Verbindlichkeiten, Grundstücke, Maschinen und Anlagen sowie langfristigen Verbindlichkeiten zum Jahresendkurs, Erhöhungen des Eigenkapitals zum Jahresdurchschnittskurs. Die Währungsumrechnungsdifferenz wird unter den sonstigen Rücklagen ("Other comprehensive Income") ausgewiesen.

2.

Verwendete Wechselkurse (1 =)	2006	2005
Verwendeter durchschnittlicher Wechselkurs	Rs. 53.72	Rs. 56.76
Verwendeter Jahresendwechselkurs	Rs. 53.99	Rs. 56.52

3. Überleitung von US GAAP auf IFRS

in Millionen Euro

	2006	2005
Periodenergebnis nach US GAAP	457	331
Vorratsentschädigung gemäß Fair Value Methode für Zuwendungen und/oder Zuschüsse nach dem 7. November 2002	(5)	(4)
Periodenergebnis nach IFRS	452	327

Financial statements prepared in substantial compliance with GAAP requirements of Japan

日本における開示要件を満たす財務書類（米国基準に準拠して作成）

インフォシス・テクノロジーズ・リミテッドおよび連結子会社
連結貸借対照表　3月31日現在

（単位：百万円（1株当たりデータを除く。））

	2005年	2006年
資産		
流動資産		
現金および現金同等物	48,163	104,431
流動性ある投資信託への投資	32,657	19,970
売上債権（貸倒引当金控除後）	35,593	42,407
未収収益	3,759	5,639
前払費用およびその他の流動資産	4,111	4,699
繰延税金資産	235	117
流動資産合計	124,518	177,262
有形固定資産(純額)	41,349	57,678
のれん	940	940
繰延税金資産	940	1,527
前払法人税	—	2,114
その他の資産	3,054	3,172
資産合計	170,801	242,693
負債および資本		
流動負債		
仕入債務	117	352
未払法人税等	2,702	—
顧客預り金	822	235
繰延収益	2,349	5,169
その他の未払債務	14,566	18,795
流動負債合計	20,557	24,551
固定負債		
子会社発行の優先株式	2,467	—
その他の固定負債	587	587
少数株主持分	—	1,762
資本		
普通株式　額面1株当たり0.16米ドル	3,642	3,642
授権株式数　300,000,000株		
発行済株式数		
2005年3月31日現在270,570,549株		
2006年3月31日現在275,554,980株		
資本剰余金	31,247	48,163
その他の包括利益累積額	3,877	1,057
利益剰余金	108,425	162,931
資本合計	147,190	215,792
負債および資本合計	170,801	242,693

Financial statements prepared in substantial compliance with GAAP requirements of Japan

インフォシス・テクノロジーズ・リミテッドおよび連結子会社
連結損益計算書　3 月 31 日終了連結会計年度

（単位：百万円（1 株当たりデータを除く。））

	2004 年	2005 年	2006 年
収益	124,871	187,012	252,795
売上原価	70,834	106,193	146,133
(2004 年度の繰延株式報酬費用の償却費 2 百万米ドルを含む。)			
売上総利益	54,036	80,819	106,663
営業費用：			
販売費およびマーケティング費	9,045	12,099	15,976
一般管理費	9,633	14,919	20,322
繰延株式報酬費用の償却費	117	—	—
無形固定資産の償却費	822	235	—
営業費用合計	19,617	27,253	36,298
営業利益	34,419	53,566	70,365
長期投資売却益	—	1,292	—
その他の収益(純額)	3,289	2,819	3,642
法人税等および少数株主持分前当期純利益	37,708	57,678	74,006
法人税等	5,991	8,458	8,223
少数株主持分前当期純利益	31,717	49,220	65,783
少数株主持分	—	—	587
当期純利益	31,717	49,220	65,196
1 株当たり当期純利益			
基本的	121	184	240
希薄化後	119	179	234
1 株当たり当期純利益の算定に使用した期中加重平均発行済株式数			
基本的	262,780,308	266,901,033	271,580,111
希薄化後	267,166,236	273,590,413	278,983,893

注：　米ドル金額は、2006 年 3 月 31 日の株式会社三菱東京UFJ銀行が建値した対顧客電信直物売買相場の仲値である 1 米ドル＝117.47 円により円金額に換算されている。

Financial statements prepared in substantial compliance with International Financial Reporting Standards (IFRS) – United Kingdom

Consolidated balance sheet of Infosys Technologies Limited as at March 31, (unaudited)

United Kingdom Pound Sterling (GBP) in millions except share and per share data

	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	511	218
Investments in liquid mutual fund units	98	148
Trade accounts receivable, net of allowances	208	161
Unbilled revenue	28	17
Prepaid expenses and other current assets	23	19
Total current assets	868	563
Property, plant and equipment, net	282	187
Goodwill	5	4
Deferred tax assets	8	5
Advance income taxes	10	–
Other assets	16	14
Total Assets	1,189	773
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	2	1
Income taxes payable	–	12
Client deposits	1	4
Unearned revenue	25	11
Other accrued liabilities	92	66
Total current liabilities	120	94
Non-current liabilities		
Preferred stock of subsidiary	–	11
Other non-current liabilities	3	3
Parent company stockholders' equity		
Common stock, GBP 0.09 par value 300,000,000 equity shares authorized, Issued and outstanding - 275,554,980 and 270,570,549 as of March 31, 2006 and 2005 respectively	18	16
Additional paid-in capital	246	148
Accumulated other comprehensive income	6	18
Retained earnings	787	483
Total parent company stockholders' equity	1,057	665
Minority interests	9	–
Total Liabilities And Stockholders' Equity	1,189	773

Financial statements prepared in substantial compliance with International Financial Reporting Standards (IFRS) – United Kingdom

Consolidated profit and loss account of Infosys Technologies Limited for the year ended 31 March (unaudited)

GBP in millions except share and per share data

	2006	2005
Revenues	1,210	859
Cost of revenues	702	490
Gross profit	508	369
Operating Expenses:		
Selling and marketing expenses	77	56
General and administrative expenses	97	69
Amortization of intangible assets	–	1
Total operating expenses	174	126
Operating income	334	243
Gain on sale of long term investment	–	6
Foreign currency exchange gains/(losses),net	(10)	(1)
Other income, net	28	14
Income before income taxes	352	262
Provision for income taxes	39	39
Net income	313	223
Net income attributable to minority interest	3	–
Net income attributable to shareholders of parent company	310	223
Earnings per equity share (GBP)		
Basic	1.14	0.84
Diluted	1.11	0.81
Weighted average equity shares used in computing earnings per equity share		
Basic	271,580,111	266,901,033
Diluted	279,413,910	274,064,410

Note :

1. The functional currency of the company is the Indian Rupee. These financial statements have been prepared by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Accumulated other comprehensive income.

2. Exchange rates (1GBP =)

Exchange rates (1GBP =)	2006	2005
Average	Rs. 78.63	Rs. 83.13
Closing	Rs. 77.36	Rs. 82.18

3. Reconciliation between US GAAP and IFRS statements

GBP in millions

	2006	2005
Net income as per US GAAP financial statements	312	226
Stock compensation charge using fair value method for grants after November 7, 2002	(2)	(3)
Net income attributable to shareholders of parent company as per IFRS	310	223

Financial statements prepared in substantial compliance with International Financial Reporting Standards (IFRS)

Consolidated balance sheet of Infosys Technologies Limited as at March 31, (unaudited)

United States Dollars (USD) in millions except share and per share data

	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$889	$410
Investments in liquid mutual fund units	170	278
Trade accounts receivable, net of allowances	361	303
Unbilled revenue	48	32
Prepaid expenses and other current assets	40	35
Total current assets	1,508	1,058
Property, plant and equipment, net	491	352
Goodwill	8	8
Deferred tax assets	14	10
Advance income taxes	18	–
Other assets	27	26
Total Assets	$2,066	$1,454
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$3	$1
Income taxes payable	–	23
Client deposits	2	7
Unearned revenue	44	20
Other accrued liabilities	160	124
Total current liabilities	209	175
Non-current liabilities		
Preferred stock of subsidiary	–	21
Other non-current liabilities	5	5
Parent company stockholders' equity		
Common stock, USD 0.16 par value 300,000,000 equity shares authorized, Issued and outstanding – 275,554,980 and 270,570,549 as of March 31, 2006 and 2005 respectively	31	31
Additional paid-in capital	428	279
Accumulated other comprehensive income	9	33
Retained earnings	1,369	910
Total parent company stockholders' equity	1,837	1,253
Minority interests	15	–
Total Liabilities And Stockholders' Equity	$2,066	$1,454

Financial statements prepared in substantial compliance with International Financial Reporting Standards (IFRS)

Consolidated income statement of Infosys Technologies Limited for the year ended March 31, (unaudited)

USD in millions except share and per share data

	2006	2005
Revenues	$2,152	$1,592
Cost of revenues	1,248	908
Gross profit	904	684
Operating Expenses:		
Selling and marketing expenses	137	104
General and administrative expenses	173	128
Amortization of intangible assets	–	2
Total operating expenses	310	234
Operating income	594	450
Gain on sale of long term investment	–	11
Foreign currency exchange gains/(losses),net	(18)	(2)
Other income, net	49	26
Income before income taxes	625	485
Provision for income taxes	70	72
Net income	$555	$413
Net income attributable to minority interest	5	–
Net income attributable to shareholders of parent company	$550	$413
Earnings per equity share (USD)		
Basic	$2.02	$1.55
Diluted	$1.97	$1.51
Weighted average equity shares used in computing earnings per equity share		
Basic	271,580,111	266,901,033
Diluted	279,413,910	274,064,410

Note:

1. The functional currency of the company is the Indian Rupee. These financial statements have been prepared by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Accumulated other comprehensive income.

2. Exchange rates (1 USD =)

Exchange rates (1 USD =)	2006	2005
Average	Rs. 44.21	Rs. 44.87
Closing	Rs. 44.48	Rs. 43.62

3. Reconciliation between US GAAP and IFRS statements

USD in millions

	2006	2005
Net income as per US GAAP financial statements	$555	$419
Stock compensation charge using fair value method for grants after November 7, 2002	(5)	(6)
Net income attributable to shareholders of parent company as per IFRS	$550	$413

Global Presence

Infosys Technologies Limited

United States

Atlanta
400 Galleria Parkway
Suite 1490, Atlanta
GA 30339
Tel. : 1 770 980 7955
Fax : 1 770 980 7956

Bellevue
205 108th Avenue NE
Suite 550, Bellevue
WA 98004
Tel. : 1 425 452 5300
Fax : 1 425 452 8440

Bridgewater
400 Crossing Boulevard
Suite 101
Bridgewater, NJ 08807
Tel. : 1 908 450 8200
Fax : 1 908 450 8201

Charlotte
900 West Trade Street
Suite 750
Charlotte, NC 28202
Tel. : 1 704 264 1535
Fax : 1 704 264 1600

Detroit
3000 Town Center
Suite 2850
Southfield, MI 48075
Tel. : 1 248 208 3317
Fax : 1 248 208 3315

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Houston
14800 St. Mary's Lane
Suite 160
Houston, TX 77079
Tel. : 1 281 493 8600
Fax : 1 281 493 8601

Lake Forest
One Spectrum Pointe
Suite 350
Lake Forest, CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250, Lisle, IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

New York
630 Fifth Avenue
Rockefeller Center
Suite 1600
New York, NY 10111
Tel. : 1 646 254 3100
Fax : 1 646 254 3101

Phoenix
10835 N 25th Avenue
Suite 300
Phoenix, AZ 85029
Tel. : 1 480 655 3500
Fax : 1 602 441 0534

Plano
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

Quincy
Two Adams Place
Quincy, MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340, Reston, VA 20190
Tel. : 1 703 481 3880
Fax : 1 703 481 3889

Belgium

Airport Boulevard Office Park
Bessenveldstraat 25
1831-Diegem, Belgium
Tel. : 32 2 716 4888
Fax : 32 2 716 4880

Canada

5140 Yonge Street
Suite 1400 Toronto
Ontario M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

Czech Republic

Zitna Street 1578 / 52
120 00 Prague 2
Czech Republic
Tel. : 420 222 874 100
Fax : 420 222 874 110

France

12 Avenue de l'Arche
Faubourg de l'Arche
92419 Courbevoie Cedex
Tel. : 33 1 46 91 84 56
Fax : 33 1 46 91 88 45

Germany

Frankfurt
Topas 1
Mergenthaleralle 77
65760 Eschborn / Frankfurt
Tel. : 49 6196 9694 0
Fax : 49 6196 9694 200

Stuttgart
Liebknechtstrasse 33
D-70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

Walldorf
SAP Partner Port Office
Altrottstr. 3, 69190 Walldorf
Tel. : 49 6227 73 4350 / 51
Fax : 49 6227 73 4359

Hong Kong

16F Cheung Kong Centre
2 Queen's Road Central
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

Italy

Via Torino 2
20123 Milano, Italy
Tel. : 39 02 7254 6456
Fax : 39 02 7254 6400

Japan

Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Mauritius

4th Floor, B Wing
Ebène Cyber Towers
Reduit, Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

Sweden

Stureplan 4C, 4tr
114 35, Stockholm, Sweden
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland

Zurich
1st Floor, Badenerstrasse 530
8048, Zurich
Tel. : 41 43 817 4170
Fax : 41 43 817 4150

Geneva
G-Block, 1st Floor, ICC
Route de Pre-Bois 20
Case Postale 1815
1215 Geneva
Tel. : 41 22 710 7980
Fax : 41 22 710 7989

The Netherlands

Newtonlaan 115
3584 BH Utrecht
Tel. : 31 30 210 6462
Fax : 31 30 210 6860

United Arab Emirates

Y-45, P.O. Box 8230
Sharjah Airport International
Free Zone (SAIF Zone)
Sharjah
Tel. : 971 6 5571 068
Fax : 971 6 5571 056

United Kingdom

14th Floor, 10 Upper Bank Street
Canary Wharf, London E14 5NP
United Kingdom
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

3rd Floor, 288 Bishops Gate
London, EC2M 4QP
Tel. : 44 207 959 3029
Fax : 44 207 959 3089

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building
K-310, 1st Main, 5th Block
Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591 / 92
Fax : 91 80 2553 0391

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

Chennai
No.138
Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530 / 40
Fax : 91 44 2450 0390

Mahindra Industrial Park
Special Economic Zone
Mahindra City
Paranur Village
Chengalpet Dist.
Chennai 603 002
Tel. : 91 44 474 11111
91 44 474 10000
Fax : 91 41 145 15151

Hyderabad
Survey No. 210
Manikonda Village, Lingampally
Rangareddy (Dist)
Hyderabad 500 019
Tel. : 91 40 2300 5222
Fax : 91 40 2300 5223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel. : 91 824 245 1485 / 88
Fax : 91 824 245 1504

Mohali
B 100, Industrial Area
Phase VIII, SAS Nagar
Mohali 160 059
Tel. : 91 172 509 0510
91 172 223 7191
Fax : 91 172 223 7193

Mumbai
85, 'C', Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore
No. 350, Hebbal Electronics
City, Hootagalli
Mysore 571 186
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 066
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

Pune
Plot No. 1
Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24
Rajiv Gandhi Infotech Park
Phase-II, Village Man
Taluka Mulshi
Pune 411 057
Tel. : 91 20 3982 7000
Fax : 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 270 0888
Fax : 91 471 270 0889

Subsidiaries

Infosys Consulting, Inc.
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 972 770 0450
Fax : 1 972 770 0490

Infosys Technologies (Australia) Pty. Limited

Melbourne
Level 3, 484, St. Kilda Road
Melbourne VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Level 18 & 25
150 Lonsdale Street
Melbourne VIC 3000
Tel. : 61 3 8664 6100
Fax : 61 3 8660 6199

Sydney
Level 4, 77 Pacific Highway
North Sydney NSW 2060
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

Infosys Technologies (Shanghai) Co. Ltd.
Bldg No. 24 & 25
Shanghai Pudong Software Park
No. 498, Guoshoujing Road
Pudong New Area
Shanghai 201203
People's Republic of China
Tel. : 86 21 5027 1588
Fax : 86 21 5080 2927

Beijing
14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road
North Chaoyang District
Beijing 100027
Tel. : 86 10 6539 1095 / 1063
Fax : 86 10 6539 1060

Progeon Limited

Bangalore
Plot No. 26 / 3, 26 / 4 and 26 / 6
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

27, SJR Towers
Bannerghatta Road
J. P. Nagar III Phase
Bangalore 560 078
Tel. : 91 80 5103 2000
Fax : 91 80 2658 8676

Pune
Plot No. 1, Building No. 4
Pune Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2900
91 20 3912 0022
Fax : 91 20 2293 4540

Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater
NJ 08807, USA
Tel. : 1 908 450 8209
Fax : 1 908 842 0284

United Kingdom
14th Floor, 10 Upper Bank Street
Canary Wharf
London E14 5NP
United Kingdom
Tel. : 44 20 7715 3388
Fax : 44 20 7715 3301

Toronto
C/O Infosys Technologies Ltd.
5140, Yonge Street, Suite 1400
Toronto ON M2N 6L7
Tel. : 416 224 7400
Fax : 416 224 7449

Melbourne
Level 2&3, 484, St. Kilda Road
Melbourne, VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Progeon S.R.O.

Czech Republic
4th Floor, 26, 28 & 30
Masarykova Street
Brno 60200, Czech Republic
Tel. : 420 731 146 275
Fax : 420 543 236 349

Bankers
ICICI Bank Ltd.
Bank of America

Auditors
BSR & Co.
Chartered Accountants

Independent Auditors (U.S. GAAP)
KPMG

Visit Infosys at
www.infosys.com

Call us at
within the U.S.: 1 800 ITL INFO
outside the U.S.: 91 80 2852 0261

Creative concept and design by Communication Design Group, Infosys.

Infosys

Infosys Technologies Limited
Electronics City, Hosur Road,
Bangalore 560 100, India.
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

April 14, 2006

Dear member,

You are cordially invited to attend the twenty-fifth Annual General Meeting of the members to be held on Saturday, June 10, 2006 at 3.00 p.m. at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.

The notice for the meeting, containing the proposed resolutions, is enclosed herewith.

If you need special assistance at the Annual General Meeting because of a disability, please contact Mr. Charles Henry Hawkes, *Associate Vice President – Facilities and Head – Bangalore Development Center* (Unit 2), Infosys Technologies Limited, Electronics City, Bangalore 560 100, India (Tel. : 91 80 2852 0261 Extn : 2250).

Very truly yours,

N. R. Narayana Murthy
Chairman and Chief Mentor

Encl.

This page is intentionally left blank

Notice

Notice is hereby given that the twenty-fifth Annual General Meeting (AGM) of the members of Infosys Technologies Limited will be held on Saturday, June 10, 2006, at 3.00 p.m. at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, to transact the following business :

Ordinary business

1. To receive, consider and adopt the Balance Sheet as at March 31, 2006 and the Profit and Loss Account for the year ended on that date and the Report of the Directors and the Auditors thereon.
2. To declare a final dividend and a Silver Jubilee special dividend for the financial year ended March 31, 2006.
3. To appoint a Director in place of Dr. Omkar Goswami, who retires by rotation and, being eligible, seeks re-appointment.
4. To appoint a Director in place of Mr. Sridar A. Iyengar, who retires by rotation and, being eligible, seeks re-appointment.
5. To appoint a Director in place of Mr. Srinath Batni, who retires by rotation and, being eligible, seeks re-appointment.
6. To appoint a Director in place of Ms. Rama Bijapurkar, who retires by rotation and, being eligible, seeks re-appointment.
7. To resolve not to fill the vacancy, for the time being, caused by the retirement of Sen. Larry Pressler, who retires by rotation and does not seek re-appointment.
8. To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration and to pass the following resolution thereof:

   "Resolved that M/s. BSR & Co., Chartered Accountants, be and are hereby re-appointed as the Auditors of the company to hold office from the conclusion of this Annual General Meeting to the conclusion of the next Annual General Meeting, on such remuneration as may be determined by the Board of Directors in consultation with the Auditors, which remuneration may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors."

Special business

9. To consider and, if thought fit, to pass with or without modifications, the following as an Ordinary Resolution:

   "RESOLVED THAT Mr. David L. Boyles, who was appointed as Additional Director of the company and who holds office until the date of the Annual General Meeting, pursuant to Section 260 of the Companies Act, 1956, and Article 114 of the Articles of Association of the company, and in respect of whom the company has received a notice from a member under Section 257 of the Companies Act, 1956, proposing his candidature, be and is hereby appointed as a Director of the company, liable to retire by rotation."

10. To consider and, if thought fit, to pass with or without modifications, the following as an Ordinary Resolution:

    "RESOLVED THAT Mr. Jeffrey Lehman, who was appointed as Additional Director of the company and who holds office until the date of the Annual General Meeting, pursuant to Section 260 of the Companies Act, 1956, and Article 114 of the Articles of Association of the company, and in respect of whom the company has received a notice from a member under Section 257 of the Companies Act, 1956, proposing his candidature, be and is hereby appointed as a Director of the company, liable to retire by rotation."

11. To consider and, if thought fit, to pass with or without modifications, the following as an Ordinary Resolution:

    Resolved that pursuant to the provisions of Sections 198, 309, 310 and other applicable provisions, if any, read with Schedule XIII of the Companies Act, 1956, including any statutory modification(s) or re-enactment(s) thereof, for the time being in force, the company hereby approves the payment of the following revised remuneration to Mr. S. D. Shibulal, Whole-time Director, with effect from January 1, 2006, till the expiry of his present term of office:

    Salary: Rs. 1,08,809 per month in the scale of Rs. 90,000/- to Rs. 3,00,000/-

    Bonus: Mr. S. D. Shibulal shall be entitled to a bonus up to a maximum of 20% of salary, payable quarterly or at other intervals as may be decided by the Board.

    Company performance linked incentive: Mr. S. D. Shibulal shall be entitled to company performance linked incentive, payable quarterly or at other intervals as may be decided by the Board.

    Individual performance linked incentive: Mr. S. D. Shibulal shall be entitled to individual performance linked incentive, up to a maximum of 60% of the fixed gross salary, payable quarterly or at other intervals as may be decided by the Board.

Perquisites

Mr. S. D. Shibulal shall be entitled to the following perquisites and allowances:

1. *Housing* : Furnished / unfurnished residential accommodation or house rent allowance up to 10% of salary in lieu thereof. The expenditure incurred by the company on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.
2. *Medical Reimbursement / allowance:* Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
3. *Leave travel concession / allowance:* For self and family once in a year, as decided by the Board from time to time.
4. *Club fees:* Fees payable subject to a maximum of two clubs.
5. *Provision for driver / driver's salary allowance:* As per the rules of the company.
6. *Personal accident insurance:* As per the rules of the company.

Other benefits

Mr. S. D. Shibulal shall also be entitled to the following benefits:

1. *Earned / Privilege leave:* As per the rules of the company.
2. *Company's contribution to provident fund and super-annuation fund:* As per the rules of the company.
3. *Gratuity:* As per the rules of the company.
4. *Encashment of leave:* As per the rules of the company.
5. *Company car and telephone:* Use of the company's car and telephone at residence for official purposes, as per the rules of the company.

The aggregate remuneration inclusive of salary, bonus, incentives, perquisites and allowances and other benefits payable to Mr. S. D. Shibulal, shall always be subject to the overall ceilings laid down in Sections 198 and 309 and other applicable provisions of the Companies Act, 1956.

Minimum remuneration

Where in any financial year during the tenure of Mr. S. D. Shibulal, the company incurs a loss or its profits are inadequate, the company shall pay to Mr. S. D. Shibulal the above remuneration by way of salary, performance bonus and other allowances as a minimum

remuneration subject to the limits specified under Section II of Part II of Schedule XIII of the Companies Act, 1956 (including any statutory modifications or re-enactments thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

Resolved further that, the Board of Directors of the company be and are hereby authorized to vary, alter or modify the different components of the above remuneration as may be agreed to by the Board of Directors and Mr. S. D. Shibulal.

12. To consider and, if thought fit, to pass with or without modifications, the following as an Ordinary Resolution:

Resolved that pursuant to the provisions of Sections 198, 309, 310 and other applicable provisions, if any, read with Schedule XIII of the Companies Act, 1956, including any statutory modification(s) or reenactment(s) thereof, for the time being in force, the company hereby approves the payment of the following revised remuneration to Mr. T. V. Mohandas Pai, Whole time Director and Mr. Srinath Batni, Whole time Director, with effect from April 1, 2006 till the expiry of their present term of office:

Director	Salary per month	Scale
T. V. Mohandas Pai	Rs. 2,09,260	Rs. 90,000 to Rs. 3,00,000
Srinath Batni	Rs. 1,75,840	Rs. 90,000 to Rs. 3,00,000

Bonus: Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to a bonus of up to a maximum of 20% of salary, payable quarterly or at other intervals as may be decided by the Board.

Company performance linked incentive: Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to company performance linked incentive, payable quarterly or at other intervals as may be decided by the Board.

Individual performance linked incentive: Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to individual performance linked incentive, payable quarterly or at other intervals as may be decided by the Board.

Long term bonus plan: Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to a bonus payment, as may be decided by the Board, pursuant to the terms of a Long Term Bonus Plan applicable for the senior officers of the company.

Perquisites

Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to the following perquisites and allowances:

1. *Housing* : Furnished / unfurnished residential accommodation or house rent allowance up to 10% of salary in lieu thereof. The expenditure incurred by the company on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.
2. *Medical Reimbursement / allowance:* Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
3. *Leave travel concession / allowance:* For self and family once in a year, as decided by the Board from time to time.
4. Club fees: Fees payable subject to a maximum of two clubs.
5. *Provision for driver / driver's salary allowance:* As per the rules of the company.
6. *Personal accident insurance:* as per the rules of the company.

Other benefits

Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall also be entitled to the following benefits:

1. *Earned / Privilege leave:* As per the rules of the company.
2. *Company's contribution to provident fund and super-annuation fund:* As per the rules of the company.
3. *Gratuity:* As per the rules of the company.
4. *Encashment of leave:* As per the rules of the company.
5. *Company car and telephone:* Use of the company's car and telephone at residence for official purposes, as per the rules of the company.

The aggregate remuneration inclusive of salary, bonus, incentives, perquisites and allowances and other benefits payable to Mr. T. V. Mohandas Pai and Mr. Srinath Batni, shall always be subject to the overall ceilings laid down in Sections 198 and 309 and other applicable provisions of the Companies Act, 1956.

Minimum remuneration

Where in any financial year during the tenure of Mr. T. V. Mohandas Pai and Mr. Srinath Batni , the company incurs a loss or its profits are inadequate, the company shall pay to Mr. T. V. Mohandas Pai and Mr. Srinath Batni the above remuneration by way of salary, performance bonus and other allowances as a minimum remuneration subject to the limits specified under Section II of Part II of Schedule XIII of the Companies Act, 1956 (including any statutory modifications or re-enactments thereof, for the time being in force) or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

Resolved further that, the Board of Directors of the company be and are hereby authorized to vary, alter or modify the different components of the above remuneration as may be agreed to by the Board of Directors and Mr. T. V. Mohandas Pai and Mr. Srinath Batni.

13. To consider and, if thought fit, to pass with or without modifications, the following as an Ordinary Resolution:

Resolved that pursuant to Section 16 and Section 94 of the Companies Act, 1956, and other applicable provisions of the Companies Act, 1956, the Authorized Share Capital of the company be and it is hereby increased from Rs. 150,00,00,000 (Rupees one hundred fifty crore only) divided into 30,00,00,000 (thirty crore only) equity shares of Rs. 5 each (Rupees five only) to Rs. 300,00,00,000 (Rupees three hundred crore only) divided into 60,00,00,000 (sixty crore only) equity shares of Rs. 5 each (Rupees five only), and consequently the existing Clause V of the Memorandum of Association of the company be and it is hereby altered by deleting the same and substituting in its place and in stead thereof, the following as new Clause V.

"The Authorized Share Capital of the company is Rs. 300,00,00,000 (Rupees three hundred crore only) divided into 60,00,00,000 (sixty crore only) equity shares of Rs. 5/- each (Rupees five only) with the power to increase and reduce the capital of the company and to divide the shares in the capital for the time being into several classes and attach thereto respectively, such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the company for the time being and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Companies Act, 1956, or by the Articles of Association of the company for the time being."

14. To consider and, if thought fit, to pass with or without modifications, the following as a Special Resolution:

Resolved that pursuant to the provisions of Section 31 and other applicable provisions of the Companies Act, 1956, the Articles of Association of the company, be and it is hereby altered by deleting the existing Article 3 and substituting in its place and stead and instead thereof, the following new Article 3.

"The Authorized Share Capital of the company is Rs. 300,00,00,000 (Rupees three hundred crore only) divided into 60,00,00,000 (sixty crore only) equity shares of Rs. 5 each (Rupees five only) with powers to increase or reduce the same in accordance with the provisions of the Companies Act, 1956."

15. To consider and, if thought fit, to pass with or without modifications, the following as an Ordinary Resolution:

Resolved that in accordance with the relevant provisions of the Memorandum and Articles of Association of the company and recommendation of the Board of Directors, and subject to the guidelines issued by the Securities and Exchange Board of India and such approvals as may be required in this regard, consent of the members be and is hereby accorded to the Board of Directors of the company (herein after referred to as the Board, which expression shall include a Committee of Directors duly authorized in this behalf), for capitalization of such sum standing to the credit of the general reserves of the company, as may be considered necessary by the Board, for the purpose of issue of bonus shares of Rs. 5/- each, credited as fully paid up shares to the holders of the existing equity shares of the company, whose names appear in the Register of Members, on such date as may be fixed in this regard by the Board of Directors, in the proportion of one equity shares for every one existing equity share held by them.

Resolved further that consequent to the issue of bonus shares, herein before resolved, in accordance with the relevant provisions of the Memorandum and Articles of Association of the company and subject to any registration statement to be filed with the Securities and Exchange Commission, USA, and any other requirement under any law, consent of the shareholders be and is hereby accorded to the Board of Directors of the company (hereinafter referred to as the Board, which expression shall be deemed to include a Committee of Directors duly authorized in this behalf), for the purpose of issue of stock dividend (Bonus), credited as fully paid up American Depositary Shares to the holders of the existing American Depositary Shares of the company whose names appear on such date as may be fixed in this regard by the board of directors, in the proportion of one American Depositary Share for every one existing American Depositary Share held by them.

Resolved further that no allotment letters shall be issued to the allottees of the bonus shares and that the certificate(s) in respect of bonus shares shall be completed and thereafter be dispatched to the allottees thereof within the period prescribed or that may be prescribed in this behalf, from time to time, except in respect of those allottees who hold shares in dematerialized form.

Resolved further that the issue and allotment of the said bonus shares to the extent they relate to Non-Resident Indians (NRIs), Persons of Indian Origin (PIO) / Overseas Corporate Bodies (OCBs) and other foreign investors of the company will be subject to the approval of the Reserve Bank of India (RBI), as may be necessary.

Resolved that for the purposes of giving effect to the bonus issue of Equity Shares and American Depositary Shares resolved hereinbefore, the issuance of Equity Shares and / or American Depositary Shares or Instruments or Securities representing the same, the Board and other designated officers of the company be and are hereby authorized on behalf of the company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, filing a registration statement, if any, and other documents with the Securities and Exchange Commission, USA and / or the Securities and Exchange Board of India, listing the additional Equity Shares and / or American Depositary Shares on the Bombay Stock Exchange Limited, National Stock Exchange of India and the NASDAQ National Market, as the case may be, amending, if necessary, the relevant sections of the Agreement entered into between the company, Deutsche Bank Trust Company Americas, New York (the Depositary to the Company's ADSs) and the American Depositary Receipt Holders (the Depositary Agreement) in connection with the company's ADS offering, listing on NASDAQ and entering into of any depositary arrangements in regard to any such bonus as it may in its absolute discretion deem fit.

Resolved further that the Board be and it is hereby authorized to take all other steps as may be necessary to give effect to the aforesaid resolution and determine all other terms and conditions of the issue of bonus shares as the Board may in its absolute discretion deem fit.

Registered office: Electronics City, Hosur Road, Bangalore 560 100, India.	*By Order of the Board of Directors* For Infosys Technologies Limited
Bangalore April 14, 2006	V. Balakrishnan *Company Secretary and* *Senior Vice President – Finance*

Notes

1. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, is annexed hereto.
2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND THE MEETING AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. UNDER THE COMPANIES ACT, 1956, VOTING IS BY A SHOW OF HANDS UNLESS A POLL IS DEMANDED BY A MEMBER OR MEMBERS PRESENT IN PERSON, OR BY PROXY, HOLDING AT LEAST ONE-TENTH OF THE TOTAL SHARES ENTITLED TO VOTE ON THE RESOLUTION OR BY THOSE HOLDING PAID-UP CAPITAL OF AT LEAST RS. 50,000. A PROXY SHALL NOT VOTE EXCEPT ON A POLL.
3. The instrument appointing the proxy must be deposited at the registered office of the company not less than 48 hours before the commencement of the meeting.
4. Members / proxies should bring duly-filled Attendance Slips sent herewith to attend the meeting.
5. The Register of Directors' shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the AGM.
6. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the company.
7. The Register of Members and Share Transfer Books will remain closed from May 27, 2006 to June 10, 2006 (both days inclusive).
8. The certificate from the Auditors of the company certifying that the company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999, and in accordance with the resolution of the members passed at the general meeting will be available for inspection by the members at the AGM.
9. Subject to the provisions of Section 206 A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 10, 2006 to those members whose names appear on the Register of Members as on May 27, 2006.
10. Members whose shareholding is in the electronic mode are requested to direct change of address notifications and updations of savings bank account details to their respective Depositary Participants.
11. Members are requested to address all correspondences, including dividend matters, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore 560 004, India.
12. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Parvatheesam K, Asst. company Secretary, at the company's registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the company's Unpaid Dividend Account, will, as per Section 205 A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund (IEPF). Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.

Explanatory statement under Section 173(2) of the Companies Act, 1956

Item 9

Mr. David L. Boyles was co-opted as an Additional Director of the company with effect from July 12, 2005, pursuant to Section 260 of the Companies Act, 1956, read with Article 114 of the Articles of Association of the company. Mr. David L. Boyles holds office of Director up to the date of the ensuing Annual General Meeting. The company has received notice in writing from a member along with a deposit of Rs. 500/- proposing the candidature of Mr. David L. Boyles for the office of Director under the provisions of Section 257 of the Companies Act, 1956.

None of the Directors of the company other than Mr. David L. Boyles is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item No. 9 for the approval of the members.

Item 10

Mr. Jeffrey Lehman was co-opted as an Additional Director of the company with effect from April 14, 2006, pursuant to Section 260 of the Companies Act, 1956, read with Article 114 of the Articles of Association of the company. Mr. Jeffrey Lehman holds office of Director up to the date of the ensuing Annual General Meeting. The company has received notice in writing from a member along with a deposit of Rs. 500/- proposing the candidature of Mr. Jeffrey Lehman for the office of Director under the provisions of Section 257 of the Companies Act, 1956.

None of the Directors of the company other than Mr. Jeffrey Lehman is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item No. 10 for the approval of the members.

Item 11

Mr. S. D. Shibulal, was appointed a Whole-time Director with effect from January 10, 2002, and was based in the US. He was being paid a base salary of US $15,830 per month in the scale of US $10,000 to US $50,000 with necessary approvals of the Board of Directors and Members of the company.

Owing to the company's business requirements, Mr. S. D. Shibulal would now be based in India. Hence, upon the recommendation of the Compensation Committee, the Board of Directors at their meeting held on January 11, 2006, have re-fixed the remuneration payable to Mr. S. D. Shibulal.

None of the Directors of the company other than Mr. S. D. Shibulal is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item No. 11 for the approval of the members.

Item 12

The company has introduced a long term bonus plan for senior executive of the company. It is proposed to align the compensation payable to Mr. T. V. Mohandas Pai and Mr. Srinath Batni in line with that applicable to all the other senior executives in the organization. To this end, the compensation committee of the company has on April 28, 2006 revised the remuneration payable to Mr. T. V. Mohandas Pai and Mr. Srinath Batni. The details of the remuneration payable have been specified in the text of the resolution.

Unclaimed dividend amounts that will be transferred to the IEPF during fiscal 2007 are as follows:

Financial Year	Dividend	Date of declaration	Last date for claiming unpaid dividend	Unclaimed amount as of April 30, 2006
1998-1999	Final	June 12, 1999	July 10, 2006	3,19,046.00
1999-2000	Interim	October 8, 1999	November 6, 2006	5,64,401.00

None of the Directors of the company other than Mr. T. V. Mohandas Pai and Mr. Srinath Batni are interested or concerned in the resolution.

The terms of payment of remuneration to Mr. T. V. Mohandas Pai and Mr. Srinath Batni as stated in the notice may be treated as an abstract under Section 302 of the Companies Act, 1956.

The Board recommends the resolution set forth in Item No. 12 for the approval of the members.

Item 13 and 14

The present authorize d capital of the company is Rs. 150 crore. In view of the proposal contained in this notice to issue bonus shares, the Board considered it necessary to increase the Authorized Share Capital of the company to Rs. 300 crore.

The increase in the authorized share capital and the consequent amendments to capital clause in the company's Memorandum and Articles of Association requires approval of members in the general meeting pursuant to the provisions of Sections 16, 31 and 94 of the Companies Act, 1956. The resolutions set forth in Items 13 and 14 seek such approval.

A copy of the company's Memorandum and Articles of Association is open for inspection during the business hours on any working day at the registered office of the company until the date of AGM.

None of the directors of the company are concerned or interested in the resolution, except to the extent of the shareholding held by them.

The Board recommends the resolutions set forth in Item 13 and 14 for approval of the members.

Item 15

The Board of Directors at their meeting held on April 14, 2006, recommended issue of bonus shares in proportion of one share for every one equity share held by the members on a date to be fixed by the Board, by capitalizing a part of the amount standing to the credit of the general reserve account. Consequently, the Board has also recommended stock dividend of one American Depositary Share for every one existing American Depositary Share held by the holders of the American Depositary Shares as on a date to be fixed by the Board.

Pursuant to the provisions of the Articles of Association of the company and in terms of Guidelines of Securities Exchange Board of India (SEBI) the capitalization of reserves and bonus issue thereof require approval of the members in general meeting

Further, it is necessary to authorize the Board of Directors of the company to complete all the regulatory formalities prescribed by the Securities and Exchange Commission, USA, Securities and Exchange Board of India, the stock exchanges on which the company's securities are listed and any other regulatory authority including without limitation, the filing of any registration statement and / or other filings, with the Securities and Exchange Commission, USA, in connection with the bonus issue and if necessary, the amendment of the Depositary Agreement and / or entering into any new Depositary Agreement.

Accordingly, the resolution seeks the approval of the members for capitalization of amount standing to the credit of general reserves and issue of bonus shares on the terms and conditions set out in the resolution.

All the Directors except Mr. Sridar A. Iyengar, Mr. David L. Boyles and Mr. Jeffrey Lehman, to the extent of their entitlement to the bonus shares if any, may be deemed to be interested or concerned in the resolution.

The Board recommends the resolutions set forth in Item 15 for approval of the members.

Registered office :
Electronics City,
Hosur Road,
Bangalore 560 100, India.

Bangalore
April 14, 2006

By Order of the Board of Directors
For Infosys Technologies Limited

V. Balakrishnan
Company Secretary and
Senior Vice President – Finance

Additional information on directors recommended for appointment or seeking re-appointment at the Annual General Meeting



Dr. Omkar Goswami

Profile and expertise in specific functional areas

Dr. Omkar Goswami is the Founder and Chairperson of CERG Advisory Private Limited. CERG is the acronym for the Corporate and Economic Research Group. A professional economist, Goswami did his Masters in Economics from the Delhi School of Economics in 1978 and his D.Phil (Ph.D) from Oxford in 1982. He taught and researched economics for 18 years at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi.

Dr. Omkar Goswami was the Editor of *Business India*, one of the country's prestigious business magazines. From August 1998 up to March 2004, Goswami served as the Chief Economist of the Confederation of Indian Industry – the premier apex industry organization of India.

Goswami has served on several government committees. He was the Chairman of the Committee on Industrial Sickness and Corporate Restructuring in 1993, which recommended revamping India's bankruptcy laws and procedures; member of the Working Group on the Companies Act; the CII Committee on Corporate Governance; the Rakesh Mohan Committee on Railway Infrastructure Reform; the Vijay Kelkar Committee on Direct Tax Reforms; the Naresh Chandra Committee on Auditor-Company Relationship; the N. R. Narayana Murthy SEBI Committee on Corporate Governance Reforms; and others.

Goswami has been a consultant to the World Bank, the IMF, the Asian Development Bank and the OECD. Other than his regular columns for newspapers and magazines, Goswami has authored three books and over 70 research papers on economic history, industrial economics, public sector, bankruptcy laws and procedures, economic policy, corporate finance, corporate governance, public finance, tax enforcement and legal reforms.

Companies in which Dr. Omkar Goswami holds directorship and committee memberships

Name of the company and nature of interest
CERG Advisory Private Limited
Chairman
Dr. Reddy's Laboratories Limited
Independent Director, Chairman – Audit Committee, Member – Compensation Committee
Infrastructure Development Finance Corporation
Independent Director, Member – Audit Committee
SRF Limited
Independent Director, Member – Remuneration Committee
Sona Koyo Steering Systems Limited
Independent Director, Member – Audit Committee
Crompton Greaves Limited
Independent Director, Chairman – Audit Committee
DSP Merrill Lynch Fund Managers Limited
Independent Director, Member – Audit Committee

Shareholding in the company

Dr. Omkar Goswami holds 4,150 equity shares of the company and 2,000 stock options granted under the 1999 Plan.

Sridar A. Iyengar



Profile and expertise in specific functional areas

Sridar A. Iyengar is the President of TiE (The Indus Entrepreneurs) Inc. Previously he was the Partner-in- charge of KPMG's Emerging Business Practice. He serves on the boards of Infosys, ICICI Bank, Rediff.com, Progeon Limited, American India Foundation. He has had a number of leadership roles within KPMG's global organization particularly in setting up and growing new practices. He has the unique distinction of having worked as a partner in all three of KPMG's regions – Europe, America and Asia Pacific – as well as in all four of KPMG's functional disciplines – assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG's India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG's Asia Pacific practice. Prior to that he headed up the International Services practice in the West Coast. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He served as a member of the Audit Strategy group of KPMG LLP. He was with KPMG from 1968 until his retirement in March 2002. Sridar is a Fellow of the Institute of Chartered Accountants in England and Wales.

Sridar has significant experience working with both large and early stage companies. In his early career at KPMG he was in the audit division and became one of the youngest managers in that group. He was involved in the audit and special reporting requirements for a number of major UK companies. He was one of the early initiators of statistical sampling as an audit technique within KPMG UK. He was transferred from the audit group to setup a tax consulting practice for the Northwest practice of KPMG UK. He became a partner in the UK firm of KPMG in 1978 and a member of KPMG UK's Tax Practice Committee. At that time he was the first person of ethnic origin to be invited to partnership in a major UK firm. In the UK he served as an advisor to many public companies on tax and accounting issues. He moved to the US arm of KPMG in 1984. As an International Tax partner in the US he was involved in the audit of significant public companies. He also assisted many companies in setting up overseas operations, Mergers and Acquisitions, financing strategies etc. As the Technical Director for Tax Services of the High Technology practice of KPMG he was a resource to tax partners through the US on tax issues facing technology companies. Over his 34 year career he has advised numerous publicly traded companies in the US, UK and India on tax and accounting issues.

Sridar has been actively involved in devising training programs within KPMG and has spoken extensively at both KPMG and other forums and has written numerous articles on tax and general business issues. He has been a regular speaker at NASSCOM in India on technical, market and business issues.

Companies in which Mr. Sridar A. Iyengar holds directorship and committee memberships

Name of the company and nature of interest
Progeon Limited *Independent Director, Member – Audit Committee, Member – Compensation Committee*
American Indian Foundation *Independent Director*
Rediff.com India Limited *Independent Director, Chairman – Audit Committee*
ICICI Bank Limited *Independent Director, Member – Audit Committee*
Foundation for Democratic Reforms in India *Independent Director*
TiE Inc *President*
Mango Analytics Inc *Independent Director*
Rediff Holdings, Inc *Independent Director*

Shareholding in the company

Mr. Sridar A. Iyengar does not hold any shares of the Company. Mr. Sridar A. Iyengar holds 8,000 stock options granted under the 1999 Plan.

Rama Bijapurkar



Profile and expertise in specific functional areas

Rama Bijapurkar is a recognized thought leader on market strategy and consumer related issues in India, and a keen commentator on social and cultural change in the evolving, liberalizing India. She has her own market strategy consulting practice, and serves a wide range of Indian companies, both in the corporate and development sectors, and MNCs developing their India strategy. She describes her work as "doing the front end of business strategy", helping companies decide which parts of the market they want to play in, with what game, in order to achieve their goals.

Rama is a Visiting Professor and on the Board of Governors at the Indian Institute of Management, Ahmedabad, ranked as one of Asia's premier business schools, her alma mater. She teaches a second year elective called Customer Based Business Strategy.

Work experience includes leadership positions with McKinsey & Company and MARG (now a part of AC Nielsen India), as well as two full time consulting assignments with Hindustan Lever, (Unilever India) in the area of competitive strategy analysis and new business entry strategy for the popular (low cost) detergents and foods businesses.

Rama writes two widely read columns in *Economic Times*, and in *Business World*, and has been frequently quoted on emerging market related issues publications like *The Asian Wall Street Journal*, *Business Week*, *Financial Times*, *International Herald Tribune*, *Christian Science Monitor*, etc.

Companies in which Ms. Rama Bijapurkar holds directorship and committee memberships

Name of the company and nature of interest
Godrej Consumer Products Limited *Independent Director, Chairperson – Nominations Committee, Member – Audit Committee*
CRISIL *Independent Director, Member – Compensation Committee*
CRISIL MarketWire Limited *Independent Director*
UTI Bank Limited *Independent Director*
Ambit Corporate Finance Pte. Limited *Independent Director*
GIVE Foundation *Independent Director*

Shareholding in the company

Ms. Rama Bijapurkar holds 4,400 equity shares of the company and 6,800 stock options granted under the 1999 Plan.

Srinath Batni



Profile and expertise in specific functional areas

Srinath Batni has served as a Director with Infosys since May 2000. He is currently our Group Co Head – World-wide Customer Delivery. From 1996 to 2000 he served as Senior Vice President and Head – Retail and Telecommunications Business Unit. Batni received a

Bachelor's degree (B.E.) in Mechanical Engineering from Mysore University and a Master's degree (M.E.) in Mechanical Engineering from the Indian Institute of Science, Bangalore. Batni serves on the Board of Infosys Technologies (Shangahai) Co. Limited and Infosys Technologies Australia Pty. Ltd.

Batni joined Infosys in 1992 as a Project Manager. Batni was inducted as a member of the Board of Directors of Infosys in May 2000. He is currently responsible for the business operations of the Asia Pacific and Greater China regions and to industry verticals focussed on Automotive and Aerospace & Resouces and Energy industries.

Prior to joining Infosys, he was Senior Manager – Technical Support with the Indian subsidiary of a French multinational. From 1980 to 1990, Mr. Batni was responsible for implementing production management and materials management systems at a leading public sector heavy engineering and manufacturing unit.

Companies in which Mr. Srinath Batni holds directorship and committee memberships

Name of the company and nature of interest
Infosys Technologies Australia Pty. Limited
Director, Chairman – Remuneration Committee
Infosys Technologies (Shanghai) Co. Limited
Director, Member – Audit Committee



David L. Boyles

Profile and expertise in specific functional areas

David L. Boyles built a successful career in senior leadership positions at large multinational corporations including American Express, Bank of America and ANZ Banking Group. He retired from the ANZ and full-time corporate life in December 2003.

He is currently an independent director of Infosys Technologies Ltd. (Bangalore) and Deputy Chairman of Integrated Research Ltd. (Sydney). He also operates a boutique consulting practice focused on IT strategy, business alignment, governance and change management. He is principle author of the book *Maximizing the Business Value of your Technology Investment* (©2005, Infosys and Microsoft).

His most recent full-time corporate position was Chief Operations Officer at ANZ Banking Group where he was responsible for Technology, Payments, Property, Strategic Sourcing and other shared services. He was also an Executive Director of ANZ New Zealand. David joined ANZ in 1998 as Chief Information Officer.

Prior to ANZ, David was Senior Vice President, eCommerce, at American Express. In this role, he was responsible for state-of-the-art online services and emerging technologies. He also managed a New Business Ventures team which developed new products and businesses in travel services, telecommunications, incentive cards, and multi-application smart cards. David's early roles with AMEXCO included Senior Vice President, Global Systems and Operations, Travellers Cheque Group.

His other executive leadership roles include Downey Financial (Executive Vice President & Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets). During his tenure at Bank of America he led teams that pioneered in the use of microprocessor technology to replace legacy systems in areas such as trade finance (First Trade), Electronic Data Interchange (ACH Manager), treasury operations (Treasury Manager) and business planning and forecasting (Business Analyzer). In 1986, he set up one of the first 24X7 call centres in the USA with inbound servicing and outbound marketing capabilities. Later, as SVP of Consumer Markets at Bank of America, David and his team introduced innovative new consumer products in home equity, credit cards and "combo" accounts.

David earned an MBA from Washington State University and an MA and BA (summa cum laude) in Psychology from UNC, Greeley. He is a member of the Australian Institute of Company Directors (MAICD). In 1997, he received the Alexis de Tocqueville award (United Way Utah) in community service for his leadership in the Success by Six program for underprivileged children. He has dual citizenship in Australia and the USA. His personal interests include tennis, saxophone, building computers, and flying. He spends as much of his free time as possible with his wife Pat and two daughters, Katie and Becca.

Companies in which David L. Boyles holds directorship and committee memberships

Name of the company and nature of interest
Syscendant Pty. Ltd
Principal / Director
Integrated Research
Deputy Chairman, Chairman – Remuneration Comittee, Chairman – Nominations Committee

Shareholding in the company

David L. Boyles does not hold shares / stock options of the company.



Jeffrey Lehman

Profile and expertise in specific functional areas

Jeffrey Sean Lehman, Professor of Law and Former President at Cornell University, is currently a Senior Scholar at the Woodrow Wilson International Center for Scholars in Washington, D.C. and the President of the Joint Center for China – U.S. Law & Policy Studies at Peking University and Beijing Foreign Studies University.

Lehman earned an A.B. in Mathematics from Cornell University, and M.P.P. and J.D. degrees from the University of Michigan, where he served as editor-in-chief of the *Michigan Law Review*. He served as law clerk to Chief Judge Frank M. Coffin of the U.S. Court of Appeals for the First Circuit and to Associate Justice John Paul Stevens of the U.S. Supreme Court, and he practiced tax law in Washington, D.C., with the firm of Caplin & Drysdale.

Lehman taught law and public policy at the University of Michigan, specializing in the law and policy of the American welfare state, before becoming dean of the law school at the age of 37. Under his stewardship, the school launched successful initiatives in legal writing, public service, clinical education, and transnational law. He also served as a public spokesperson in defense of the law school's moderate approach to affirmative action in admissions, an approach that was vindicated by the Supreme Court's decision in Grutter v. Bollinger. In recognition of his work on the Grutter case, the NAACP Legal Defense and Educational Fund, Inc., honored President Lehman with its National Equal Justice Award. During his last two years as dean, Lehman also served as President of the American Law Deans Association.

During his tenure as the eleventh president of Cornell University, Lehman drew the university community together to expand its role as a transnational institution and to marshal its resources in response to some of the most significant practical challenges facing humanity in the twenty-first century: life in the age of the genome, wisdom in the age of digital information, and sustainability in the age of development. Under his leadership, the university set new records for fundraising success and for applicant volume. Lehman also led Cornell to forge new ties with the top universities in China, as well as to establish new links in France, India, and Singapore.

In 2004, Lehman was named an honorary professor at China Agricultural University. In 2005, Peking University awarded him an honorary doctorate degree in recognition of his service as a bridge between scholars in the United States and China. In 2006, Lehman was named an honorary professor at Xiamen University. Lehman is a

member of the governing boards of Internet2 and Leadership Enterprise for a Diverse America. He has also agreed to join the Board of Trustees of the Support Foundation for the Asian University for Women in Bangladesh.

Jeffrey Lehman does not hold any directorship and committee memberships in any other company.

Shareholding in the company

Jeffrey Lehman does not hold shares / stock options of the company.

Attendance record of the directors seeking re-appointment or recommended for appointment

Directors	Number of meetings held	Number of meetings attended
Dr. Omkar Goswami	5	5
Mr. Sridar A. Iyengar	5	5
Ms. Rama Bijapurkar	5	5
Mr. Srinath Batni	5	5
Mr. David L. Boyles*	3	3
Mr. Jeffrey Lehman**	–	–

** Appointed as member of the board on July 12, 2005*

*** Appointed as member of the board on April 14, 2006*

Summary of directorships and board committee memberships of each director of the company as of March 31, 2006

Directors	Directorships held as on March 31, 2006		Committee memberships in all companies***	Chairpersons in committees***
	Indian listed companies*	All companies around the world**		
Mr. N. R. Narayana Murthy	1	6	1	1
Mr. Nandan M. Nilekani	–	1	–	–
Mr. S. Gopalakrishnan	–	3	–	–
Mr. K. Dinesh	–	2	1	1
Mr. S. D. Shibulal	–	4	1	–
Mr. T. V. Mohandas Pai	–	3	2	1
Mr. Srinath Batni	–	3	2	1
Mr. Deepak M. Satwalekar	5	10	8	3
Prof. Marti G. Subrahmanyam	1	8	6	3
Mr. Sridar A. Iyengar	1	9	6	1
Dr. Omkar Goswami	5	8	10	2
Sen. Larry Pressler	–	4	3	–
Ms. Rama Bijapurkar	4	8	5	2
Mr. Claude Smadja	–	4	2	1
Mr. David L. Boyles	–	3	4	2

* *Excluding directorship in Infosys Technologies Limited*

** *Directorships in companies around the world including Infosys Technologies Limited.*

*** *Includes Audit Committee, Compensation (Remuneration) Committee, Nominations Committee and Investor Grievance Committee, including Infosys Technologies Limited.*

Infosys

INFOSYS TECHNOLOGIES LIMITED

Registered office :
Electronics City, Hosur Road, Bangalore 560 100, India.

PROXY FORM

Regd. Folio No. / DP ID / Client ID | | | | | | | | | | | | | | | | |

I / We .... of .... in the district of .... being a member / members of the Company hereby appoint .... of .... in the district of .... or failing him / her .... of .... in the district of .... as my / our proxy to vote for me / us on my / our behalf at the **TWENTY-FIFTH ANNUAL GENERAL MEETING** of the Company to be held at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, at 3.00 p.m. on Saturday, June 10, 2006 and at any adjournment(s) thereof.

Signed this .... day of .... 2006.

Fifteen
Paise
Revenue
Stamp

Signature ....

Notes : *This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, not less than 48 hours before the meeting.*

.....................................Please tear here.....................................

Infosys

INFOSYS TECHNOLOGIES LIMITED

Registered office :
Electronics City, Hosur Road, Bangalore 560 100, India.

ATTENDANCE SLIP

Twenty-fifth Annual General Meeting – June 10, 2006

Regd. Folio No. / DP ID / Client ID | | | | | | | | | | | | | | | | |

No. of shares held | | | | | | | | |

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the **TWENTY-FIFTH ANNUAL GENERAL MEETING** of the Company at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, at 3.00 p.m. on Saturday, June 10, 2006.

....
Name of the member / proxy
(in BLOCK letters)

....
Signature of member / proxy

Note : *Please fill up this attendance slip and hand it over at the entrance of the meeting hall.*
Members are requested to bring their copies of the Annual Report to the meeting.

Issues presented for consideration at the Twenty Fifth Annual General Meeting of Shareholders on June 10, 2006

Please Mark Here for Address Change or Comments ☐
SEE REVERSE SIDE

See Description of Agenda Items at the bottom of this Voting Card.

	Affirmative	Negative	Abstain
Item 1.	☐	☐	☐
Item 2.	☐	☐	☐
Item 3.	☐	☐	☐
Item 4.	☐	☐	☐
Item 5.	☐	☐	☐
Item 6.	☐	☐	☐
Item 7.	☐	☐	☐
Item 8.	☐	☐	☐
Item 9.	☐	☐	☐
Item 10.	☐	☐	☐
Item 11.	☐	☐	☐
Item 12.	☐	☐	☐
Item 13.	☐	☐	☐
Item 14.	☐	☐	☐
Item 15.	☐	☐	☐

Signature ______________________ Signature ______________________ Date __________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Issues presented for consideration at the Twenty Fifth Annual General Meeting of Shareholders on June 10, 2006

Item 1. To receive, consider and adopt the Balance Sheet as at March 31, 2006 and the Profit & Loss Account for the year ended on that date and the Report of the Directors and the Auditors thereon.

Item 2. To declare a final dividend and a Silver Jubilee special dividend for the financial year ended in March 31, 2006.

Item 3. To appoint a Director in place of Dr. Omkar Goswami, who retires by rotation and, being eligible, seeks re-appointment.

Item 4. To appoint a Director in place of Mr. Sridar A. Iyengar, who retires by rotation and, being eligible, seeks re-appointment.

Item 5. To appoint a Director in place of Mr. Srinath Batni, who retires by rotation and, being eligible, seeks re-appointment.

Item 6. To appoint a Director in place of Ms. Rama Bijapurkar, who retires by rotation and, being eligible, seeks re-appointment.

Item 7. To resolve not to fill the vacancy for the time being, caused by the retirement of Sen. Larry Pressler, who retires by rotation and does not seek re-appointment.

Item 8. To appoint auditors for the financial year 2006-2007 and to fix their renumeration.

Item 9. To approve the appointment of Mr. David L. Boyles as a Director of the company, liable to retire by rotation.

Item 10. To approve the appointment of Mr. Jeffrey Lehman as a Director of the company, liable to retire by rotation.

Item 11. To approve the payment of the revised remuneration to Mr. S.D. Shibulal, Whole-time Director with effect from January 1, 2006, till the expiry of his present term of office.

Item 12. To approve the payment of the revised remuneration to Mr. T.V. Mohandas Pai, Whole-time Director and Mr. Srinath Batni, Whole-time Director, with effect from April 1, 2006, till the expiry of their present term of office.

Item 13. To amend the capital clause in the Memorandum of Association to increase the Authorized Capital of the Company.

Item 14. To amend the capital clause in the Articles of Association of the Company to increase the Authorized Capital of the Company.

Item 15. To issue bonus shares/stock dividend.

THE FOLLOWING PROXY CARD RELATES TO THE TWENTY FIFTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

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